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Filed pursuant to Rule 424(b)(3)
Registration No. 333-146403

PROSPECTUS

Panolam Industries International, Inc.

$151,000,000

10 3/4% Senior Subordinated Notes due 2013

Offer to Exchange

        We are offering to exchange all of our outstanding 10 3/4% senior subordinated notes due 2013, which we refer to as the old notes, for our registered 10 3/4% senior subordinated notes due October 1, 2013, which we refer to as the new notes, and together with the old notes, as the notes. We are also offering the subsidiary guarantees of the new notes, which are described herein. The terms of the new notes are identical to the terms of the old notes except that the new notes have been registered under the Securities Act of 1933. We will pay interest on the notes on April 1 and October 1 of each year. The first interest payment on the notes was made on April 1, 2006. The notes will mature on October 1, 2013.

        We may redeem some or all of the notes at any time before October 1, 2009 at a redemption price equal to the make whole amount set forth in this prospectus. We may also redeem some or all of the notes at any time on or after October 1, 2009 at the redemption prices set forth in this prospectus. In addition, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or before October 1, 2008. If we undergo certain changes of control, each holder of the notes may require us to repurchase all or part of the notes. The notes will be guaranteed on a senior subordinated basis by certain of our current and future subsidiaries.

        The principal features of the exchange offer are as follows:

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  The exchange offer expires at 5:00 p.m., New York City time, on November 23, 2007, unless extended.

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  We will exchange all old notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer.

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  The terms of the new notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the new notes generally will not be subject to transfer restrictions or be entitled to registration rights.

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  You may withdraw tendered old notes at any time before the expiration of the exchange offer.

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  The exchange of old notes for new notes under the exchange offer will not be a taxable event for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

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  We do not intend to apply for listing of the new notes on any securities exchange or automated quotation system.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker dealer as a result of maket-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker dealer for use in connection with any such resale.

        Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 13.

The date of this prospectus is October 24, 2007.

        We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction. You should assume that the information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains summaries of certain agreements that we have entered into or will enter into in connection with the exchange, such as the indenture governing the notes and the related registration rights agreement, and certain other documents and agreements to which we are a party. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of of this information. Requests for copies should be directed to Jeffrey M. Muller, Panolam Industries International, Inc., 20 Progress Drive, Shelton, Connecticut 06484 (telephone number (203) 925-1556). In order to ensure timely delivery of documents, you should request this information at least five days in advance of the date on which you expect to make your decision with respect to this exchange offer. In any event, you must request this information no later than five business days before the expiration of the exchange offer or November 15, 2007 to ensure timely delivery of documents before the expiration of the exchange offer.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through surveys, studies and reports of industry experts, and where indicated, through our own research and estimates based on our management's industry experience. While we believe that the surveys, studies and reports of these industry experts and our own research and estimates are reliable and appropriate, these data have not been verified.

TRADEMARKS

        We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including Panolam®, Nevamar®, Pionite®, Pioneer®, Conolite®, Resopreg®, Leatherlam®, Pluswood® and FRL™. We have omitted the "®" and "™" trademark designations for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

ii

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and strategy. The words "may," "might," "will," "should," "estimate," "project," "plan," "anticipate," "expect," "intend," "outlook," "believe" and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties.

        In particular, our business might be affected by uncertainties affecting the decorative overlay industry and construction industry generally as well as the following, among other factors:

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  general economic, financial and political conditions, including downturns affecting the decorative overlay or construction industries;

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  changes in consumer preferences and discretionary spending;

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  increases in raw material costs, including oil prices, which in some instances may not be passed on to customers;

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  availability of raw materials and other commodities used to produce our products;

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  competitive pressures, including new product developments or changes in competitors' pricing;

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  our ability to manage our growth and expansion, including recent acquisitions and any acquisitions we might undertake in the future;

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  our ability to develop innovative new products;

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  our ability to generate cash flows to service our substantial indebtedness and invest in the operation of our business;

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  limitations and restrictions on the operation of our business contained in the documents governing our indebtedness;

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  our dependence upon our key executives and other key employees;

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  possible environmental liabilities resulting from our use of toxic or hazardous materials in connection with our manufacturing operations;

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  our ability to protect our intellectual property rights, brands and proprietary technology;

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  fluctuations in exchange rates between the U.S. and Canada; and

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  our ability to effectively and efficiently implement internal control procedures that are compliant with Section 404 of the Sarbanes Oxley Act of 2002 in a timely fashion and the possibility of increased operating costs associated with making any necessary changes.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward looking statements include those discussed under "Risk Factors." All forward-looking statements are based upon information available to us on the date of this prospectus, and we undertake no obligation to update or revise any forward-looking statements to reflect new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should read this entire prospectus carefully, including "Risk Factors" and the consolidated financial statements and the related notes thereto, before making an investment decision. Unless otherwise noted, references in this prospectus to "Panolam," "our company," "we," "us" or "our" refer to Panolam Industries International, Inc. and its direct and indirect subsidiaries.

Our Company

        We are a leading designer, manufacturer and distributor of decorative laminates in the United States and Canada with sales of approximately 500 million square feet in 2006. Our products, which are marketed under the Panolam, Pluswood, Nevamar and Pionite brand names, are used in a wide variety of commercial and residential indoor surfacing applications, including kitchen and bath cabinets, furniture, store fixtures and displays, and other specialty applications. We also market other decorative laminates including FRL, a fiber reinforced laminate product. In addition to decorative laminates, we manufacture and distribute industrial laminate products, including Conolite and Panolam FRP, a fiber reinforced product. We also produce and market a selection of specialty resins for industrial uses, such as powdered paint, adhesives and melamine resins for decorative laminate production, custom treated and chemically prepared decorative overlay papers for the HPL and TFM industry, and a variety of other industrial laminate products such as aircraft cargo liners and bowling lanes.

        We are the only vertically integrated manufacturer in North America of both thermally-fused melamine, or TFM, and high pressure laminates, or HPL, with locations in the United States and Canada and we design, manufacture and distribute our products throughout our principal markets. For the year ended December 31, 2006 and for the six months ended June 30, 2007, we generated net sales of $460.1 million and $224.2 million, respectively. During these periods, our decorative laminates products comprised approximately 89% of our net sales.

        We offer an array of decorative and industrial laminate products from premium to commodity grades at a broad range of prices. HPL, TFM, fiber reinforced laminate, or FRL, Leatherlam, fiber reinforced plastic, or FRP, and our engineered laminates are utilized as durable and economical look-alike substitutes for natural surfacing materials such as wood, stone and ceramic. HPL is used in surfacing applications requiring greater surface wear and impact resistance than applications using TFM. FRL, a proprietary product, is used in surfacing applications requiring greater surface wear, impact resistance and fire prevention than applications using HPL. FRP is used in building, trucking and recreational, or RV, markets. A typical customer or end user of decorative overlays might utilize HPL, TFM, FRL, FRP or Leatherlam for different surfaces of the same project. Our TFM products consist of a custom palette of over 160 colors, patterns and wood grains. Our HPL products consist of a custom palette of approximately 400 colors, patterns and wood grains.

        We market and distribute our decorative laminate products through a geographically diverse network of over 300 distributors. For many of our distributors, we are their exclusive supplier of decorative laminates, HPL, TFM or both. In addition, we sell to over 700 national and regional original equipment manufacturers, or OEMs, who buy proprietary designs and customized versions of our products directly. Our products are supported by a dedicated in-house sales force and customer service team.

Recent Developments

Financial Results for the Three and Nine Months ended September 30, 2007

        The following financial information reflects our net sales and net income for the three and nine months ended September 30, 2007. This financial information remains subject to adjustment as we finalize the closing of both our third quarter 2007 and the related reporting processes. Net sales and net income for the nine months ended September 30, 2007 include the Nevamar operating results for the entire nine month period. Net sales and net income for the nine months ended September 30, 2006, include the operating results for Nevamar, which was acquired on March 1, 2006, for the post-acquisition period only.

        For the three and nine months ended September 30, 2007, our total net sales were $105.6 million and $329.8 million, respectively, compared to $127.7 million and $354.1 million, respectively, for the three and nine months ended September 30, 2006. For the three and nine months ended September 30, 2007, net sales of decorative laminates were $93.9 million and $294.0 million, respectively, compared to $115.2 million and $315.8 million, respectively for the three and nine months ended September 30, 2006. For the three and nine months ended September 30, 2007, net sales for other products were $11.7 million and $35.8 million, respectively, compared to $12.5 million and $38.3 million, respectively for the three and nine months ended September 30, 2006.

        For the three and nine months ended September 30, 2007, our net income was $1.1 million and $4.4 million, respectively, compared to $4.2 million and $10.1 million, respectively, for the three and nine months ended September 30, 2006.

        The results set forth above are not necessarily indicative of our operating results for the current year or any future period, and should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2007 and 2006, the audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2004, the nine months ended September 30, 2005 and the period October 1, 2005 to December 31, 2005 and the notes to those consolidated financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

The 2005 Transactions

        On September 30, 2005, through a series of mergers and related transactions, Panolam Holdings Co. acquired the business formerly conducted by Panolam Industries Holdings, Inc. (which was controlled by affiliates of The Carlyle Group), for aggregate cash consideration of $347.5 million, less funded debt at closing and certain expenses of the transaction.

        We are wholly owned by Panolam Holdings II Co., or Holdings II. The parent of Holdings II, Panolam Holdings Co., or Panolam Holdings, is controlled by Genstar Capital LLC, or Genstar Capital, and The Sterling Group, whom we refer to collectively as the Sponsors.

        We refer to our acquisition by the Sponsors as the 2005 Acquisition.

        Financing for the 2005 Acquisition consisted of the following:

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  We borrowed $135.0 million under a seven-year term loan as part of a senior credit facility with Credit Suisse, as joint lead arranger and administrative agent, and Jefferies Babson Finance LLC, an affiliate of Jefferies & Company, Inc., as joint lead arranger. The senior credit facility also included a $20.0 million revolving credit facility for general corporate purposes that we drew in an amount of $2.5 million at the consummation of the 2005 Acquisition to fund the payment for any cash that remained on our balance sheet at closing. We repaid the revolving credit borrowing in October, 2005.

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  We issued $151.0 million of the 10 3/4% senior subordinated notes.

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  The Sponsors, together with our Chief Executive Officer and certain other members of our management team, contributed $80.0 million in equity, which we refer to in this prospectus as the Equity Contribution.

We refer to the 2005 Acquisition and the financing transactions described above as the 2005 Transactions.

        In connection with the issuance of the old notes, we entered into a registration rights agreement, dated as of September 30, 2005, with the initial purchasers of the old notes. Under the registration rights agreement, we agreed to offer to the holders of the old notes who are not prohibited by any law or policy of the SEC from participating in the exchange offer the opportunity to exchange their old notes for a like principal amount of new notes promptly after the effectiveness of the registration statement of which this prospectus is a part. The registration rights agreement provided that we would cause the registration statement to be declared effective within 270 days (or if the 270th day is not a business day, the first business day thereafter) of the issue date of the old notes and consummate the exchange offer within 40 days (or if the 40th day is not a business day, the first business day thereafter) after the effective date of our registration statement. We were delayed in filing such registration statement until September 28, 2007 and from initiating this exchange offer until October 24, 2007. The delay was primarily attributable to the acquisition of Nevamar Holdco, LLC and its subsidiaries. As a result of the acquisition, Nevamar's financial information was required to be integrated into our accounting and reporting systems. During this period, and until we complete the exchange offer, we were and will be required to pay additional interest at a rate of 0.25% for the first 90 day period following March 29, 2006 and the interest rate increased by an additional 0.25% with respect to each subsequent 90 day period, up to a maximum of 1.00% of additional interest.

Acquisition of Nevamar

        On March 1, 2006, we completed the acquisition of Nevamar Holdco, LLC, the parent of Nevamar Company, LLC, a manufacturer of decorative surface products. Nevamar is included in the results of the Company beginning on March 1, 2006. Nevamar designs and sells decorative laminates and other surfacing materials used in commercial and residential furniture, fixtures and cabinet markets, as well as the graphic arts industry. The total purchase price paid in the Nevamar acquisition was $80.0 million, consisting of $75.0 million in cash and the issuance by Holdings to the sellers of a $5.0 million junior subordinated note. Certain indemnity claims that we may have under the acquisition agreement may be offset against the junior subordinated notes issued to the Sellers.

        On March 1, 2006, in connection with the Nevamar acquisition, we entered into amendments to our senior credit facility. Among other things, the amendments increased the revolving credit facility to $30.0 million, increased the term loan facility by $80.0 million to $215.0 million and revised certain financial covenants. We used the additional $80.0 million of the new term loan availability to complete the Nevamar acquisition. See "Description of Other Indebtedness" for more information regarding the senior credit facility.

Organization Chart

        The chart below illustrates our ownership and corporate structure following the 2005 Transactions and the Nevamar acquisition that occurred on March 1, 2006. Guarantor designations identify guarantors of the notes. In addition, Holdings II guarantees our senior credit facility.

*
Guarantor of the notes.

Additional Information

        Panolam Industries International, Inc. is a Delaware corporation and our principal executive offices are located at 20 Progress Drive, Shelton, Connecticut 06484. Our telephone number is (203) 925-1556. We maintain a website at www.panolam.com. The information contained on our website is not part of this prospectus.

The Exchange Offer

        The following is a brief summary of the material terms of the exchange offer. For a more complete description, see "Exchange Offer."

The Exchange Offer
We are offering to exchange a like principal amount of new registered 10 3/4% notes for any and all of the outstanding old 10 3/4% notes. You may exchange old notes only in $1,000 increments. The terms of the new notes are identical in all material respects to the old notes except that the new notes have been registered under the Securities Act. Because we have registered the new notes, the new notes will not be subject to transfer restrictions, and holders of new notes will not have registration rights.
Resales of New Notes	We believe that you may offer, sell or otherwise transfer the new notes without complying with the registration and prospectus delivery provisions of the Securities Act if:
• you acquire the new notes in the exchange offer in the ordinary course of your business;
• you are not participating and have no understanding with any person to participate in the distribution of the new notes at the time the new notes are issued to you in the exchange offer; and
• you are not an affiliate of ours.

However, we have not requested a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Each broker-dealer that receives new notes for its own account in exchange for old notes that the broker-dealer acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the new notes issued to it in the exchange offer.
Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on November 23, 2007, unless we extend the expiration date. See "The Exchange Offer—Expiration Date; Extensions; Delays in Acceptances; Amendments."

Withdrawal Rights	You may withdraw any old notes that you tender at any time before 5:00 p.m., New York City time on the expiration date. See "The Exchange Offer—Withdrawal Rights."
Accrued Interest on the New Notes and Old Notes
The new notes will bear interest from the most recent interest payment date that occurs before we complete the exchange offer. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the old notes after the most recent interest payment date.
Conditions to the Exchange Offer
The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which may be waived by us. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Old Notes	To participate in the exchange offer, you must send the exchange agent on or before the expiration date either:
• a properly completed and executed letter of transmittal, which accompanies this prospectus, together with your old notes and any other documentation required by the letter of transmittal; or
•
a computer-generated message transmitted by means of The Depository Trust Company's Automated Tender Offer Program, or ATOP, system that, when received by the exchange agent, will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;
and
• a timely confirmation of book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company.
For more information, see "The Exchange Offer—Procedures for Tendering."

By signing or agreeing to be bound by the accompanying letter of transmittal, you are representing to us that, among other things, (i) the person receiving the new notes pursuant to the exchange offer is receiving them in the ordinary course of business, (ii) neither the holder nor any other person receiving the new notes pursuant to the exchange offer has an arrangement or understanding with any person to participate in the distribution of the new notes and that such holder is not engaged in, and does not intend to engage in, a distribution of the new notes, (iii) neither the holder nor any other person receiving the new notes pursuant to the exchange offer is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, and (iv) if you are a broker-dealer that receives new notes for its own account for old notes that the broker-dealer acquired through marketing-marking or other trading activities, that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes.
Guaranteed Delivery Procedures
If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."
Tenders by Beneficial Owners
If you beneficially own old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee and you wish to tender them in the exchange offer, please contact the registered holder as soon as possible and instruct that holder to tender on your behalf in compliance with the instructions in this prospectus.
Acceptance of the Old Notes and Delivery of New Notes
If the conditions described under "The Exchange Offer—Conditions to the Exchange Offer" are satisfied, we will accept for exchange any and all outstanding old notes that are properly tendered before the expiration date. The new notes will be delivered to you as promptly as practicable following the expiration date.
Effect of Not Tendering
Because the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of an exemption from registration. Any old notes that are not tendered or that are tendered but not accepted will remain subject to restrictions on transfer. After we complete the exchange offer, we will have no further obligation, except under limited circumstances, to provide for registration of the old notes under the federal securities laws.
Certain U.S. Federal Tax Considerations	See "Certain U.S. Federal Tax Considerations" for a discussion of U.S. federal income tax considerations you should consider before tendering your old notes in the exchange offer.
Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer. The address for the exchange agent is listed under "The Exchange Offer—Exchange Agent."
No Cash Proceeds	We will receive no proceeds from the issuance of new notes pursuant to this exchange offer.

Terms of the New Notes

        The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

        The new notes will be identical in all material respects to the old notes for which they have been exchanged, except:

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  the offer and sale of the new notes will have been registered under the Securities Act, and thus the new notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends,

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  the new notes will not be entitled to registration rights, and

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  the new notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Panolam Industries International, Inc.
Notes Offered for Exchange	$151,000,000 aggregate principal amount of 10 3/4% Senior Subordinated Notes due 2013.
Maturity Date	October 1, 2013.
Interest	10 3/4% per annum, payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2008. Interest will accrue on the new notes from October 1, 2007.
Guarantees
The notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by our existing domestic subsidiaries and will be guaranteed by any domestic subsidiary acquired or created by us in the future. See "Description of the Notes—The Guarantees."
Ranking	The notes and the guarantees will be unsecured subordinated obligations. The notes and the guarantees will rank:
• equally with all of our and our guarantors' future senior subordinated indebtedness;
• junior to all of our and our guarantors' existing and future senior indebtedness, including any borrowings under our senior credit facility;
• senior in right of payment to our and our guarantors' existing and future subordinated indebtedness; and
• effectively junior in right of payment to all of our existing and any of our future secured indebtedness, to the extent of the value of the assets securing such indebtedness.
The notes will not be guaranteed by our Canadian subsidiary, Panolam Industries, Ltd., and will be effectively junior to the indebtedness and other liabilities of Panolam Industries, Ltd.

As of June 30, 2007, we had $332.9 million of debt outstanding, of which $150.2 million consists of the notes, net of issue discount, $182.6 million consists of indebtedness under our senior credit facility and the balance consists of capital lease obligations.
Change of Control
Upon certain changes of control, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control."
Optional Redemption
We may redeem some or all of the notes at any time before October 1, 2009 in cash at a redemption price equal to 100% of the principal amount of the new notes, plus the make-whole premium described in this prospectus, plus accrued and unpaid interest and additional interest, if any, to the date of redemption.

We may redeem some or all of the notes at any time on or after October 1, 2009, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest and additional interest, if any, to the date of redemption.

In addition, on or before October 1, 2008, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes remains outstanding. See "Description of the Notes—Optional Redemption."
Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	incur or guarantee additional indebtedness and issue or sell preferred stock;
	•	create or permit certain liens;
	•	pay dividends on, redeem or repurchase our capital stock;
	•	incur restrictions on the ability of our subsidiaries to pay dividends or make other distributions;
	•	make certain investments or acquisitions;
	•	consolidate or merge with or into other companies or transfer all or substantially all of our assets;
	•	incur layered debt;
	•	transfer or sell assets; and
	•	engage in transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions as described under "Description of the Notes—Certain Covenants."
Transfer Restrictions; Absence of Market for New Notes
The new notes generally will be freely transferable, but will also be new securities for which there will not initially be a market. There can be no assurance as to the development or liquidity of any market for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or for the quotation of the new notes in any automated dealer quotation system.
Forms and denominations
We will issue the new notes in fully registered form in denominations of $1,000 and integral multiples of $1,000 in excess thereof. Each of the new notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the new notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest.
Risk Factors	See "Risk Factors" for a discussion of some of the risks involved in an investment in the new notes.

        In May 2007, we received a Notice of Default under the indenture governing the notes from Wells Fargo Bank, the trustee for the holders of the notes, for not delivering the annual financial information and compliance certificate required under the indenture for the fiscal year ended December 31, 2006. We were granted sixty days from the date of the notice to provide the annual financial information and compliance certificate to the Trustee. We delivered the required financial information and compliance certificate to the trustee on June 11, 2007.

Summary Historical and Pro Forma Consolidated Financial Data

        Our predecessor company for the period from January 1, 2004 to September 30, 2005 is the business, as it existed before the 2005 Transactions. We completed the 2005 Transactions as of September 30, 2005, and as a result of adjustments to the carrying value of assets and liabilities resulting from the 2005 Transactions, the financial position and results of operations for periods subsequent to the 2005 Transactions may not be comparable to those of our predecessor company.

        The following table sets forth summary historical consolidated financial and other operating data for Panolam Industries International, Inc. and its consolidated subsidiaries. The summary statement of operations and other operating data for, and as of, the years ended December 31, 2004, 2003 and 2002 has been derived from the audited financial statements of our predecessor company (as to 2004, Panolam Industries International, Inc., and, as to 2003 and 2002, Panolam Industries Holdings, Inc.). The summary statement of operations and other operating data for, and as of, the nine months ended September 30, 2005 have been derived from the audited consolidated financial statements of our predecessor company for that period. The summary statement of operations and other operating data, for, and as of, the period October 1, 2005 to December 31, 2005 and for the year ended December 31, 2006 have been derived from the audited consolidated financial statements of our successor company for those periods. In the opinion of our management, the unaudited consolidated interim financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition, results of our operations and cash flows. The results of operations for the three and six month periods ended June 30, 2007 are not necessarily indicative of the operating results to be expected for the full fiscal year. The information set forth below should be read in conjunction with the information under "Selected Historical and Other Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and the condensed consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

        The summary unaudited pro forma consolidated statement of operations and other data for the year ended December 31, 2006 and for the six months ended June 30, 2006 were derived from our unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus, and, with respect to the statement of operations data, give effect to the acquisition of Nevamar as if it occurred as of the beginning of the 2006 periods presented. The unaudited pro forma consolidated financial and other data do not purport to represent what our results of operations would have been if the acquisition of Nevamar had occurred as of such date or what such results will be for future periods. The summary unaudited pro forma consolidated financial and other data should be read in conjunction with our pro forma consolidated financial statements included elsewhere herein.

	Predecessor				Successor
				Nine Months Ended
					Period October 1, 2005 to December 31, 2005	Year Ended		Six Months Ended
	Year Ended December 31,			September 30,
						December 31,		June 30, 2006	June 30, 2006	June 30, 2007
	2002(1)	2003(1)	2004	2005		2006	2006
	Historical	Historical	Historical	Historical	Historical	Historical	Pro Forma(5)	Historical	Pro Forma(5)	Historical
	(in thousands of dollars)
Statement of Operations Data:
Net sales	$258,430	$252,222	$280,662	$219,856	$68,371	$460,078	$493,187	$226,380	$259,489	$224,173
Cost of goods sold	198,302	192,503	215,245	168,350	55,413	357,494	385,143	176,940	204,589	174,155

Gross profit	60,128	59,719	65,417	51,506	12,958	102,584	108,044	49,440	54,900	50,018
Selling, general and administrative expenses	32,631	32,316	28,927	25,827	8,429	52,783	58,019	25,832	31,068	27,390
Other, net(2)	(3,257)	2,100	11,532	—	—	—	—	—	—	—
Transaction expenses(3)	—	—	—	6,685	263	—	—	—	—	—

Income from operations	30,754	25,303	24,958	18,994	4,266	49,801	50,025	23,608	23,832	22,628
Other income	(650)	—	—	—	—	—	—	—	—	—
Interest expense(4)	21,508	14,085	14,688	20,693	6,918	35,577	36,665	16,480	17,568	17,676
Interest income	(168)	(177)	(87)	(140)	(68)	(628)	(640)	(298)	(310)	(307)

Income (loss) before income taxes (benefit)	10,064	11,395	10,357	(1,559)	(2,584)	14,852	14,000	7,426	6,574	5,259
Income taxes (benefit)	4,617	5,233	4,282	996	(589)	3,959	3,631	1,590	1,262	1,948

Net income (loss)	$5,447	$6,162	$6,075	$(2,555)	$(1,995)	$10,893	$10,369	$5,836	$5,312	$3,311

Other Financial Data:
Depreciation and amortization	$15,911	$14,700	$12,347	$8,488	$4,921	$25,408	$26,067	$11,991	$12,650	$13,277
Capital expenditures	3,452	5,066	3,981	3,567	5,174	12,619	12,849	4,668	4,898	7,361
	Predecessor			Successor
	December 31, 2002(1)	December 31, 2003(1)	December 31, 2004	December 31, 2005	December 31, 2006	June 30, 2007
Balance Sheet Data:
Cash and cash equivalents	$3,097	$1,662	$2,443	$6,873	$10,849	$7,227
Property, plant and equipment—net	87,255	88,957	85,011	218,801	264,751	268,794
Goodwill	45,043	45,043	45,043	99,078	98,064	100,413
Intangible assets—net	29,061	26,778	26,224	80,566	85,612	84,310
Total assets	228,681	226,909	294,276	480,656	571,742	580,066
Total debt	181,731	168,979	209,185	284,787	339,814	332,860
Stockholder's equity	15,701	27,189	46,182	77,755	88,941	101,899

(1)
The net income of Panolam Industries International, Inc. for 2002 and 2003 was $7,472 and $8,461, respectively. The primary differences with the amounts reflected for Panolam Industries Holdings, Inc. relates to interest expense and the related tax benefit. The primary difference on the balance sheets as of December 31, 2002 and 2003 relates to debt to certain former shareholders of $22,680 and $25,745, respectively.

(2)
In 2004, the Company incurred $17,282 of expenses related to the settlement of an antitrust lawsuit filed in 2000, and the Company also entered into a settlement and release agreement with a previous owner, for which $5,750 of income was recorded.

(3)
In the nine months ended September 30, 2005, the Company incurred $6,685 of expenses related to the 2005 Transactions. An additional $263 of expenses was incurred in the period from October 1, 2005 to December 31, 2005 related to the 2005 Transactions.

(4)
In connection with the 2005 Transactions and a refinancing in 2004, the Company wrote off debt financing costs of $6,211, $2,914 and $2,100 for the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003, respectively.

(5)
The pro forma statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2006 reflect the inclusion of Nevamar's operating results and the related purchase accounting adjustments for the two months of January and February 2006.

RISK FACTORS

        An investment in the notes involves risks. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment in the notes. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the risks occur, our business, financial condition or results of operation could be materially affected, which could adversely affect our ability to repay the notes. In such case, you may lose all or part of your original investment.

Risks Related to the Notes

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, execute our strategy, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.

        As of June 30, 2007, we had indebtedness of $332.9 million. See "Capitalization" for additional information.

        Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments, could have negative consequences to holders of the notes, including the following:

  •
  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including interest, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other general corporate purposes;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  limiting our ability to execute our strategy;

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  placing us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

  •
  making us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation.

        Any of the above listed factors could materially and adversely affect our business, financial condition and results of operations. Increases in interest rates on our existing indebtedness would increase our interest expense, which could adversely affect our cash flow or our ability to make payments on the notes. See "Description of Other Indebtedness—Senior Credit Facility." If we do not have sufficient earnings to service our substantial indebtedness, we may be required to refinance all or part of our existing indebtedness, sell assets, borrow more money or sell securities, and we may not be able to accomplish any of these actions on favorable terms, if at all.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our senior credit facility and the indenture governing the notes contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. As of June 30, 2007, we had no indebtedness outstanding under our revolving credit facility and availability under our revolving credit facility of up to $25.9 million. As of June 30, 2007, we had letters of credit issued in respect of worker's compensation claims in an aggregate amount of $4.1 million outstanding under our revolving credit facility. All borrowings under our revolving credit facility would rank senior to the notes and our subsidiaries' guarantees of the notes. In addition, the indenture does not prevent us from incurring obligations that do not constitute indebtedness as defined in the indenture. See "Description of the Notes." Any additional borrowings could be senior to the notes and the related guarantees. If we incur additional indebtedness, the risks associated with our substantial leverage would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

        Even though we prepaid $7.0 million of debt during the six month period ended June 30, 2007 and $24.5 million of debt during the 2006 fiscal year and met our interest payments throughout those periods, our ability to pay the interest on and the principal of the notes and to satisfy our other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness will depend on the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including our senior credit facility and the indenture governing the notes, may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

Repayment of our indebtedness, including the notes, is dependent in part on cash flow generated by our subsidiaries.

        We conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness, including the notes, is dependent in part on our subsidiaries' ability to generate cash flow and their ability to make that cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or be permitted to, make distributions that enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Furthermore, the indenture governing the notes limits in certain respects the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

        Panolam Industries, Ltd., our Canadian subsidiary, is not a guarantor of the notes, so you will not have a direct contractual right to any of its assets to satisfy any obligations arising under the notes. Moreover, you will be structurally subordinated to the creditors of Panolam Industries, Ltd., and may not have access to its assets until after all of its creditors, including any third party lenders, are satisfied. Panolam Industries, Ltd. accounted for approximately 21% of our 2006 net sales and represented approximately 24% of our assets at June 30, 2007. If we acquire or organize other non-U.S. based subsidiaries, the assets of those subsidiaries likewise will not be available to satisfy our obligations under the notes.

Our debt agreements contain operating and financial covenants that may restrict our business and financing activities.

        The covenants in our senior credit facility, the indenture governing the notes and any future financing agreements may adversely affect our ability to finance future operations, meet our capital needs or engage in business activities. Our debt agreements contain covenants that restrict our ability to:

  •
  incur or guarantee additional indebtedness and issue or sell preferred stock;

  •
  create or permit certain liens;

  •
  incur commitments for capital expenditures;

  •
  pay dividends on, or redeem or repurchase, our capital stock;

  •
  incur restrictions on the ability of our subsidiaries to pay dividends or make other distributions;

  •
  make certain investments or acquisitions;

  •
  consolidate or merge with or into, or sell substantially all of our assets to, another person;

  •
  incur layered debt;

  •
  transfer or sell assets; and

  •
  engage in transactions with affiliates.

        In addition, our senior credit facility requires us to maintain specified financial ratios (some of which become more restrictive over time). Our ability to comply with these covenants and financial ratios can be affected by our substantial indebtedness and events beyond our control, and we cannot assure you that we will be able to comply with such covenants or ratios. A breach of any of these covenants or ratios could result in a default under our senior credit facility. Upon the occurrence of a default under our senior credit facility, the lenders will not be required to lend any additional amounts to us and could elect to declare all amounts outstanding under our senior credit facility to be immediately due and payable or require us to apply all of our available cash to repay such amounts or prevent us from making debt service payments on the notes, any of which actions could result in a default under the notes. If the lenders under our senior credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay our senior credit facility and our other indebtedness, including the notes. If we were unable to repay those amounts, the lenders under our senior credit facility could proceed against the collateral securing that indebtedness, which comprises substantially all of our assets.

Your right to receive payment on the notes and the guarantees will be junior to the rights of the lenders under our senior credit facility and to all of our and the guarantors' other senior indebtedness, including any of our or the guarantors' future senior debt.

        The notes and the guarantees rank in right of payment behind all of our and the guarantors' existing and future senior indebtedness, including borrowings under our senior credit facility, and will rank junior in right of payment behind all of our and the guarantors' future borrowings, except any future indebtedness that expressly provides that it ranks equally or is junior in right of payment to the notes and the guarantees. See "Description of the Notes—Ranking." In addition, our senior credit facility and the indenture governing the notes permit us to incur up to $30.0 million of additional borrowings under our revolving credit facility, subject, in the case of our senior credit facility, to compliance with certain covenants and conditions. In connection with the Nevamar acquisition, we amended our senior credit facility to permit us to incur an additional $80.0 million term loan and subsequently borrowed that amount to complete the Nevamar acquisition. The term loan is, and borrowings under the revolving credit facility would be, senior to the notes and the guarantees.

        We and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including indebtedness under our senior credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we or the guarantors may not be permitted to pay any amount on account of the notes or the guarantees for a designated period of time. See "Description of the Notes—Ranking—Payment of Notes." Because of the subordination provisions in the notes and the guarantees, in the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or a guarantor, our or the guarantor's assets will not be available to pay obligations under the notes or the applicable guarantee until we have, or the guarantor has, made all payments in cash on its senior indebtedness. Sufficient assets may not remain after all these payments have been made to make any payments on the notes or the applicable guarantee, including payments of principal or interest when due. In addition, in the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors' senior subordinated indebtedness, as the case may be, in the assets remaining after we and the guarantors have paid all of the senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness. See "Description of the Notes—Ranking."

The notes are not secured by our assets and the lenders under our senior credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

        In addition to being subordinated to all of our and the guarantors' existing and future senior debt, the notes and the guarantees are not secured by any of our or the guarantor's assets. Our obligations under our senior credit facility are secured by, among other things, a first priority pledge of all the capital stock held by Panolam Holdings, us and our domestic subsidiaries (plus 65% of the voting stock of any first tier foreign subsidiary) and substantially all of Panolam Holdings', our and our domestic subsidiaries' assets. If we become insolvent or are liquidated, or if payment under the senior credit facility or in respect of any other secured indebtedness is accelerated, the lenders under our senior credit facility or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior credit facility or other senior debt). Upon the occurrence of any event of default under our senior credit facility (and even without accelerating the indebtedness under our senior credit facility), the lenders may be able to prohibit the payment of the notes and the guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes.

We may not be able to repurchase the notes upon a change of control.

        Upon the occurrence of a change of control, as defined in the indenture, we will be required to offer to repurchase all notes that are outstanding at 101% of the principal amount thereof, plus any accrued and unpaid interest, and additional interest, if any, up to the date of purchase. See "Description of the Notes—Repurchase Upon Change of Control."

        Our senior credit facility provides that certain change of control events (including a change of control as defined in the indenture relating to the notes) constitute an event of default thereunder, providing the lenders the right to accelerate payment of our borrowings under the facility and to prevent payments in respect of the notes until such borrowings are fully repaid. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If such a change of control provision were triggered, the subordination provisions of the indenture could delay or prevent us from making the change of control offer required by the indenture.

        If we experience a change of control that results in our having to repurchase your notes, we may not have sufficient financial resources to satisfy all of our obligations under our senior credit facility and/or the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture. In addition, the change of control covenant in the indenture does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See "Description of the Notes—Certain Covenants." The change of control offer requirements could also delay or make it more difficult for others to effect a change of control transaction that could be beneficial to holders of the notes.

We cannot assure you that an active trading market for the notes will develop.

        The new notes are a new issue of securities for which there is no market. We do not intend to have the notes listed on a national securities exchange or included in any automated quotation system.

        A liquid trading market may not develop for the notes. If a market develops, the notes could trade at prices that may be lower than the current offering price of the notes.

        In addition, changes in the overall market for high yield securities and changes in our financial performance or prospects or in the prospects for companies in our industry generally may adversely affect the liquidity of the trading market in the new notes and the market price quoted for the new notes. Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the new notes may not be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your notes.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.

        Our existing domestic subsidiaries have guaranteed, and any future domestic subsidiary acquired or created by us will guarantee, our obligations under the notes. The issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, us, a guarantor, our unpaid creditors or the unpaid creditors of a guarantor. Under applicable provisions of federal bankruptcy laws or bankruptcy laws of other relevant jurisdictions or comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor's guarantee, or subordinate such guarantee to the applicable guarantor's existing and future indebtedness. While the relevant laws vary from state to state, a court might do so if it found that when the applicable guarantor entered into its guarantee or, in some states, when payments became due under such guarantee, the applicable guarantor received less than reasonably equivalent value or fair consideration for the incurrence of providing such guarantees and either:

  •
  was insolvent or rendered insolvent by reason of such incurrence;

  •
  was engaged in a business or transaction for which such guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that such guarantor would incur, debts beyond such guarantor's ability to pay such debts as they mature.

The court might also void a guarantee, without regard to the above factors, if the court found that the applicable guarantor entered into its guarantee with the intent to hinder, delay or defraud its existing or future creditors. In addition, any payment by a guarantor pursuant to its guarantees could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor's other creditors.

        A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if such subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Our use of the proceeds received from the offering of the old notes could increase the risk of such a finding. If a court were to void a guarantee, you would no longer have a claim against the applicable guarantor. Sufficient funds to repay the notes may not be available from other sources, including any remaining guarantors. In addition, a court might direct you to repay any amounts that you already received from any guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of such guarantor's debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

  •
  the present fair saleable value of such guarantor's assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  such guarantor could not pay its debts as they become due.

        If a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, the applicable guarantor's assets would be applied first to satisfy the applicable guarantor's other liabilities, if any, before any portion of its assets could be applied to the payment of the notes.

        Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor's obligation to an amount that effectively makes the guarantee worthless.

If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.

        We will only issue new notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to transfer restrictions.

        The old notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We do not intend to register the old notes under the Securities Act or any applicable state securities laws. After the exchange offer you will not be entitled to any rights to have your old notes registered under the Securities Act except in limited circumstances. The new notes will not be subject to any transfer restrictions. In addition, the aggregate principal amount of the old notes outstanding will be reduced to the extent old notes are tendered and accepted in the exchange offer. This could adversely affect the trading market, if any, for the old notes. Nevertheless, we cannot assure you that a market for the new notes will develop.

Certain participants in the exchange offer must deliver a prospectus in connection with resales of the new notes.

        Based on certain no-action letters issued by the staff of the Securities and Exchange Commission, we believe that you may offer for resale, resell or otherwise transfer the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your new notes. For example, if you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In these cases, if you transfer any new note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Relating to Our Business

Prolonged economic downturns affecting the general economy, industries we target, or our customers could adversely affect our business.

        We market our products to companies that manufacture cabinetry, store fixtures and furniture for use by the construction industry. The construction industry is subject to significant fluctuations in activity caused by changes in general economic conditions. Reductions in construction activity generally materially reduce the demand for decorative laminates and adversely affect our business. For example, we are currently experiencing a slowdown in our thermally-fused melamine markets due primarily to weaknesses in the residential housing markets. Over the past year, many homebuilders have reported decreases, or slower than anticipated growth, in new home orders and we cannot predict how long this trend will continue. During this period, we are forced to lower prices and cut costs and improve spending efficiency in an effort to prevent deterioration in our results of operations and financial condition. We may not be able to respond in the same way or with the same level of success in the event of similar downturns in the future, which would have an adverse impact on our revenues, profitability, cash flows and financial condition. We also cannot predict the extent to which any downturn in the general economy, the construction industry or the businesses of our customers may adversely affect sales of our other products.

We do not generally have any contracts with our end users or OEMs and they could cease their business relationship with us, at any time, without notice.

        A significant number of our end users are retail institutions with multiple locations across the United States and Canada who purchase our products from our distributors. We do not have purchase agreements with most of these end users. Additionally, we sell our products to OEMs who generally do not have long-term purchase commitments with us. Both the end users and the OEMs can therefore freely engage our competitors, slow or cancel expansion and remodeling projects or change the materials to be used in a given project to those we do not make. Moreover, if a number of our larger end users or OEMs ceased or significantly curtailed or consolidated operations, it would have a material adverse effect on our business.

We might encounter difficulties and barriers that impede our ability to manage our contemplated growth and expansion throughout diverse geographical markets, which might result in disruptions to our business and additional expense.

        We acquired a competitor, Nevamar Company LLC, on March 1, 2006, with the goal of broadening our product offerings, operations and distribution base. We might not be able to adapt our management and operational systems to our new, larger size. The Nevamar acquisition will require the integration of two large and complex businesses that formerly operated independently.

        The integration efforts required in connection with the Nevamar acquisition and any acquisition we may complete in the future, together with our continuing efforts to increase profitability and market share by, among other things, increasing sales to existing and new distributors, are substantial and might cause disruptions in our operations. These efforts might divert management's attention away from day-to-day operations, which could cause us to lose or to be delayed in pursuing business opportunities or activities or could impair our relationships with our current customers, distributors and employees. Also, we could incur unanticipated expenses in connection with these integration activities. Specific risks to our ongoing operations posed by acquisitions we have completed or that we might complete in the future include:

  •
  we might not achieve the expected operating efficiencies, value-creation potential, economies of scale or other benefits of those transactions;

  •
  we might not have adequate personnel and financial and other resources to successfully handle our substantially increased operations;

  •
  we might experience problems and incur unforeseen expenses in connection with upgrading and expanding our systems and processes; and

  •
  we might incur unexpected liabilities in connection with the assets and businesses we have acquired.

Our business may be affected by changes in consumer preferences and discretionary spending.

        A portion of our end customers are consumers refacing or replacing kitchen and bathroom countertops and cabinets. Purchasing decisions are typically based on product quality, price, lead time, product line breadth, design leadership, customer service and distribution coverage. Decorative overlay products also compete on price and performance characteristics with other surfacing products, including low-cost artificial adhesive based overlays such as vinyls, foils and low-basis weight papers and high-cost natural surfaces such as wood, stone and ceramic tile. If we are unable to anticipate or react quickly to changes in consumer preferences, we may lose market share and our results of operations may suffer.

        In addition, we are dependent on consumers having available discretionary spending or available credit in order to purchase our products. Factors affecting such availability include interest rates, demographics, consumer confidence and economic factors generally, all of which are outside our control.

Increasing costs of raw materials may harm our business.

        In 2006, raw materials comprised approximately 58% of our cost of goods sold. Paper, raw particleboard and resin purchases accounted for nearly all of our raw material spending in 2006. Prices for raw particleboard and chemicals required to make resins increased in 2006 as compared to 2005 due to increased utility costs and limited production capacities at certain of our suppliers. As the cost of each of these materials increases, we must raise our prices to consumers or cut other costs in order to maintain our margins.

        TFM and HPL decorative overlays are produced from a few basic raw materials. TFM production uses wood substrate, papers and melamine resins, each of which constitutes approximately one-third of the required raw materials. Papers constitute approximately 65% of the total raw materials used in HPL production. Resins, including melamine and phenolic resin, constitute the remaining HPL raw materials. The price and availability of these raw materials are subject to market conditions affecting supply and demand. We believe that all of our raw materials are available at current market prices in sufficient quantities and of adequate quality. However, a substantial increase in raw material prices or energy costs that we are unable to pass through to our customers or a substantial decrease in raw material supply or quality could have a material adverse effect on our profitability and cash flow.

Because resins are petroleum based, our business is susceptible to increases in the price of oil.

        Our decorative laminate products utilize resin impregnated papers, thermally fused to an industrial grade particleboard or medium density fiber-board. Resins are petroleum based and their prices are therefore tied to oil prices. As the price of petroleum has increased dramatically in recent months, the price of resins has as well. We have no control over petroleum price increases and may not be able to increase our prices to protect our margins at the same rate that petroleum prices increase.

Our new products may not be successful.

        We focus on developing new products to support our sales growth. We cannot assure you that any of our new products will be successful, or that they will not erode market share currently enjoyed by our other products. We will need to devote significant resources to developing and launching these products, and we may not achieve an acceptable return on our investment. If we are unsuccessful in these efforts, we could lose market share, which would have an adverse impact on our revenues, profitability and cash flows.

Our manufacturing operations involve the use, handling, storage, treatment and disposal of materials and waste products that may be toxic or hazardous, and as a result, we may face environmental liabilities.

        As an industrial manufacturer of laminates and surfacing materials, we are subject to numerous federal, state, provincial and local environmental and occupational health and safety laws and regulations. Our operations are subject to environmental laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, workplace exposure and other matters. Stringent environmental laws and regulations govern the handling and disposal of chemicals and substances, such as solvents and lubricants, commonly used in some of our manufacturing operations. In addition, certain of our facilities operate, or have operated, above ground and underground storage tanks for fuels and chemical storage which are subject to a variety of environmental laws and regulations. Failure to comply with environmental laws and regulations may result in a material liability to us in the form of administrative, civil or criminal enforcement by government agencies or other parties or third party lawsuits. For example, our facility in Hampton, South Carolina, which we acquired in connection with the Nevamar acquisition, has been the subject of asbestos-related litigation and workers' compensation claims. See "Business-Legal Proceedings." Environmental laws and regulations also may require us to make material capital expenditures to maintain compliance. See "Business—Environmental and Health and Safety Matters."

        While we believe that we are in material compliance with current environmental laws and regulations and that our reserves generally are sufficient to cover any known environmental claims related to our properties, these judgments are based on currently available facts and our historical experience and could prove to be wrong. In addition, future events, such as the adoption of new laws and regulations, changes in existing laws and regulations or their interpretation, stricter enforcement of existing laws and regulations or governmental or private claims for damage to persons, property or the environment resulting from our current or former operations, may give rise to additional compliance costs or liabilities that could have a material adverse effect on our business.

        In addition, releases to the environment of hazardous or toxic wastes or substances, whether at facilities currently or formerly owned or operated by us or at off-site locations in the United States where we have arranged for disposal of such substances, also may subject us to liability for cleaning up contamination which results from any releases. In some cases, liability may be imposed without regard to fault or the lawfulness of the original activity that resulted in the contamination. We also may incur liability under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, for off-site waste disposal.

        For a discussion of potential exposure to environmental liability at our facility in Auburn, Maine relating to business conducted by a former owner of that facility, see "Business—Environmental and Health and Safety Matters."

Our industry is highly competitive and our products face substantial competition.

        The decorative overlay industry is highly competitive. Some of our competitors have significantly larger and substantially greater financial and other resources than we do. In addition, several of our competitors are fully integrated producers of decorative overlay papers and raw particleboard, which generally provides them with lower costs for producing their decorative laminate products and makes them less vulnerable to increases in the price of raw materials. There is no guarantee that our products will continue to compete successfully with the products of our competitors. As a result, we may not be able to improve or maintain profit margins or increase sales and market share. See "Business—Competition."

        New competitors could enter our markets. It is possible that European and Asian-based competitors could seek to establish a presence in the United States market. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

We are dependent upon our chief executive officer and other key employees.

        Our success depends partially upon the continued service of our chairman, president and chief executive officer, Robert J. Muller, and other key employees. We cannot assure you that we will retain our officers and key employees. If Mr. Muller or one or more of our key employees were to become unavailable to us, this would have an adverse effect on our business operations and financial condition. We do not presently maintain a "key man" life insurance policy on Mr. Muller. See "Management—Employment Arrangements, Termination of Employment Arrangements and Change of Control Arrangements" for a description of the employment agreement that we entered into with Mr. Muller.

        Our future success depends on our continuing ability to hire and keep highly qualified technical and managerial personnel. Competition for qualified personnel in our industry with relevant experience is intense, and attracting and retaining such personnel could be difficult.

Genstar Capital and The Sterling Group control our company and their interests may conflict with yours.

        Genstar Capital, The Sterling Group and their respective affiliates, or the Sponsors, can control the election of our directors, the appointment of members of management and the approval of all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, acquisitions or sales of all or substantially all of our assets. The interests of the Sponsors could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsors as our ultimate controlling stockholders might conflict with your interests as a holder of the notes. The Sponsors may also have interests in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you.

We have not yet evaluated our internal controls over financial reporting with respect to compliance with Section 404 of the Sarbanes Oxley Act of 2002.

        Following the completion of this exchange offer, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, by no later than the end of our 2008 fiscal year. We have not begun the process of determining whether our existing control over financial reporting systems is compliant with Section 404. This process may take a significant amount of time to complete. If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to effectively and efficiently implement any necessary changes arising from our evaluation of our internal controls over financial reporting, our operations may suffer and we may be unable to obtain an unqualified report on internal controls from our independent auditors under the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our securities, including the notes, and adversely affect our ability to access the capital markets.

Our results may fluctuate based on exchange rates between U.S. and Canadian dollars.

        Our TFM sales tend to be evenly split between U.S. and Canadian customers but may shift depending on market demand. However, a greater percentage of raw material purchases by our Canadian subsidiary are in Canadian dollars. As a result, when the Canadian dollar strengthens, expenses increase as a percentage of sales when reported in U.S. dollars. Conversely, when the Canadian dollar weakens it has the opposite effect. At the same time, the Canadian foreign exchange rate fluctuations require revaluation of the Canadian subsidiary's balance sheet resulting in foreign currency translation exchange gains or losses being charged or credited to Other Comprehensive Income or (Loss) on the balance sheet. We currently do not enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk. There can be no assurances that the foreign exchange rate with Canada will not fluctuate adversely in the future and the potential risk for translation losses is not quantifiable.

We may not be able to protect our intellectual property rights, brands or proprietary technology effectively.

        We rely on a combination of patent, trademark, domain name registration, copyright and trade secret laws in the United States and other jurisdictions, as well as third party nondisclosure, employee and consultant assignment and other agreements in order to protect our proprietary technology and rights. Our Panolam, Pionite, Nevamar and Pluswood trademarks and trade names are an integral part of our business model.

        We cannot assure you that any of our applications for protection of our intellectual property rights will be approved and, if issued, maintained, that others will not infringe upon or challenge our intellectual property rights or that any such challenges will not be successful. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. In addition, in the ordinary course of our operations, from time to time, we pursue potential claims relating to the protection of certain products and intellectual property rights, including with respect to some of our more profitable products. These claims could be time consuming, expensive and divert resources. If we are unable to maintain the proprietary nature of our technologies or proprietary protection of our brands, our ability to market or be competitive with respect to some or all of our products may be affected, which could reduce our sales and profitability.

THE 2005 TRANSACTIONS

        On September 30, 2005, Panolam Holdings acquired the business formerly conducted by Panolam Industries Holdings, Inc., or Old Holdings (which was controlled by affiliates of The Carlyle Group), for aggregate cash consideration of $347.5 million, less funded debt at closing and certain expenses of the transaction.

        The Company is a wholly-owned subsidiary of Panolam Holdings II Co., or Holdings II. The parent of Holdings II, Panolam Holdings Co. is controlled by Genstar Capital and The Sterling Group, whom we refer to collectively as the Sponsors. We refer to our acquisition by the Sponsors as the 2005 Acquisition.

        Financing for the 2005 Acquisition consisted of the following:

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  Panolam Industries International, Inc. borrowed $135.0 million under a seven-year term loan as part of a senior credit facility with Credit Suisse as joint lead arranger and administrative agent and Jefferies Babson Finance LLC, an affiliate of Jefferies & Company, Inc., as joint lead arranger. The senior credit facility also included a $20.0 million revolving credit facility for general corporate purposes that we drew in an amount of $2.5 million at the consummation of the 2005 Acquisition to fund the payment for any cash that remained on our balance sheet at closing. The portion of the revolving credit facility that was drawn at the time of the 2005 Acquisition was repaid in October 2005.

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  We issued $151.0 million of senior subordinated notes.

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  The Sponsors, together with our Chief Executive Officer and certain other members of our management team, contributed $80.0 million in equity, which we refer to in this prospectus as the Equity Contribution.

We refer to the 2005 Acquisition and the financing transactions described above in this prospectus as the 2005 Transactions.

THE ACQUISITION OF NEVAMAR COMPANY, LLC

        On March 1, 2006, we completed the acquisition of Nevamar Holdco, LLC, the parent of Nevamar Company, LLC, a manufacturer of decorative surface products. Nevamar designs and sells decorative laminates and other surfacing materials used in commercial and residential furniture, fixtures and cabinet markets, as well as in the graphic arts industry. The primary reason for the acquisition was to capitalize on Nevamar's strong brand name, superior products and customer service and to ultimately create additional shareholder value that would result from both the revenue and cost synergies of the combined companies. The total purchase price paid in the Nevamar acquisition was $80.0 million, consisting of $75.0 million in cash and the issuance by Holdings to the sellers of $5.0 million of junior subordinated notes.

        On March 1, 2006, we entered into two amendments to our senior credit facility. Among other things, the first amendment increased the revolving credit facility by $10.0 million to $30.0 million, increased our term loan facility by $5.0 million to $80.0 million and revised certain of the financial covenants applicable to us. The second amendment increased the principal amount of the term loan facility by $80.0 million to $215.0 million. We used the additional $80.0 million of our new term loan availability to complete the Nevamar acquisition. As of June 30, 2007, there was $182.6 million outstanding under the term loan. See "Description of Other Indebtedness" for more information regarding our senior credit facility.

THE EXCHANGE OFFER

General

        We are offering to exchange $151,000,000 in aggregate principal amount of our new 10 3/4% notes for the same aggregate principal amount of our old 10 3/4% notes. We are making the exchange offer for all of the outstanding old notes. Your participation in the exchange offer is voluntary and you should carefully consider whether you accept this offer.

Purpose and Effect

        In connection with the issuance of the old notes, we entered into a registration rights agreement, dated as of September 30, 2005 with the initial purchasers of the old notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement.

        Under the registration rights agreement, we agreed to offer to the holders of the old notes who are not prohibited by any law or policy of the SEC from participating in the exchange offer the opportunity to exchange their old notes for a like principal amount of new notes promptly after the effectiveness of the registration statement of which this prospectus is a part. The registration rights agreement provided that we would cause the registration statement to be declared effective within 270 days (or if the 270th day is not a business day, the first business day thereafter) of the issue date of the old notes and consummate the exchange offer within 40 days (or if the 40th day is not a business day, the first business day thereafter) after the effective date of our registration statement. We were delayed in filing such registration statement until September 28, 2007 and from initiating this exchange offer until October 24, 2007. The delay was primarily attributable to our acquisition of Nevamar Holdco, LLC and its subsidiaries. As a result of the acquisition, Nevamar's financial information was required to be integrated into our accounting and reporting systems. During this period, and until the completion of the exchange offer, we were and will be required to pay additional interest at a rate of 0.25% for the first 90 day period following March 29, 2006 and the interest rate increased by an additional 0.25% with respect to each subsequent 90 day period, up to a maximum of 1.00% of additional interest.

        The new notes are identical in all material respects to the old notes except that the new notes will be issued without a restrictive legend and generally may be offered for resale and resold without registration under the Securities Act and will not contain registration rights or provisions for additional interest.

        We have agreed to keep the exchange offer open for a minimum of 30 days. Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the new notes will terminate. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as described below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer. See "Risk Factors—If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected."

        In order to participate in the exchange offer, a holder must represent to us, among other things, that:

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  the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

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  the holder does not have an arrangement or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act;

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  the holder is not an "affiliate" of ours or the guarantors, as that term is defined under Rule 405 under the Securities Act, or if the holder is an affiliate, then the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

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  if the holder is a broker-dealer, that it will receive the new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Resales of New Notes

        Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of new notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

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  is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

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  is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

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  acquired the new notes other than in the ordinary course of the holder's business;

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  has an arrangement with any person to engage in the distribution of the new notes; or

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  is prohibited by any law or policy of the SEC from participating in the exchange offer.

        Any holder who tenders old notes in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer through market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See "Plan of Distribution." Broker-dealers who acquired old notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

        We have not requested a no-action letter from the SEC and the SEC may not make a determination similar to those issued to unrelated third parties.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any and all old notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on November 23, 2007, or such later date and time to which we extend the offer. We will issue new notes in principal amount equal to the principal amount of old notes accepted for exchange. Holders may tender some or all of their old notes pursuant to the exchange offer; however, old notes may be tendered only in integral multiples of $1,000 in principal amount.

        The new notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

        As of the date of this prospectus, $151.0 million in aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of the Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to beneficial owners of the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 (which we refer to as the Exchange Act) and the rules and regulations of the SEC promulgated under the Exchange Act.

        We will be deemed to have accepted for exchange properly tendered old notes when, as and if we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "—Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

        Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Delays in Acceptance; Amendments

        The expiration date for the exchange offer will be 5:00 p.m., New York City time, on November 23, 2007, unless we, in our sole discretion, extend the exchange offer. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement before 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

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  to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "Conditions to the Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

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  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

If we make a fundamental change to the terms of the exchange offer, we will, to the extent required by the applicable rules of the SEC, file a post-effective amendment to the registration statement.

Procedures for Tendering

        Only a registered holder of old notes may tender such notes in the exchange offer. To effectively tender in the exchange offer, a holder must complete, sign and date a copy or facsimile of the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the notes and any other required documents, to the exchange agent at the address set forth below under "—Exchange Agent" for receipt on or prior to the expiration date. Delivery of the notes also may be made by book-entry transfer in accordance with the procedures described below. If you are effecting delivery by book-entry transfer,

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  confirmation of such book-entry transfer must be received by the exchange agent before the expiration date; and

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  you must transmit to the exchange agent on or prior to the expiration date a computer-generated message transmitted by means of the Automated Tender Offer Program System of The Depository Trust Company ("DTC") in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of the confirmation of book-entry transfer.

By executing the letter of transmittal or effecting delivery by book-entry transfer, each holder is making to us those representations set forth under the heading "—Resales of New Notes."

        The tender by a holder of notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        The method of delivery of the notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent on or before the expiration date. You should not send any letters of transmittal or notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the above transaction for such holders.

        The term "holder" with respect to the exchange offer means any person in whose name notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose notes are held of record by DTC who desires to deliver such notes by book-entry transfer at DTC.

        If you wish to tender notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly contact the person in whose name the notes are registered and instruct such registered holder to tender on your behalf. If a beneficial owner wishes to tender on his or her own behalf, the holder must, before completing and executing the letter of transmittal and delivering the notes, either make appropriate arrangements to register ownership of the notes in his or her name or to obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (defined below) unless the notes are tendered:

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  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

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  for the account of an Eligible Institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, such guarantee must be by a participant in a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

        If the letter of transmittal is signed by a person other than the registered holder of any notes listed therein, such notes must be endorsed or accompanied by properly completed bond powers, signed by such registered holder as such registered holder's name appears on such notes with the signature thereon guaranteed by an Eligible Institution. If the letter of transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and submit with the letter of transmittal evidence satisfactory to so act.

        We have been advised that the exchange agent will make a request, promptly after the date of this prospectus, to establish accounts with respect to the notes at the book-entry transfer facility of DTC for the purpose of facilitating this exchange offer and, subject to the establishment of these accounts, any financial institution that is a participant in the book-entry transfer facility system may make book-entry delivery of old notes by causing the transfer of such notes into the exchange agent's account with respect to the notes in accordance with DTC's procedures for such transfer. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, unless the holder complies with the procedures described in the following paragraph or the guaranteed delivery procedures described below, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below before the expiration date. The delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for the Automated Tender Offer Program ("ATOP") of DTC. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer notes to the exchange agent in accordance with the procedures for transfer established under ATOP. DTC will then send an Agent's Message to the exchange agent. The term "Agent's Message" means a message transmitted by DTC that, when received by the exchange agent, forms part of the formation of a book-entry transfer and states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent that states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the notice of guaranteed delivery.

        We will determine all questions as to the validity, form eligibility (including time of receipt), acceptance and withdrawal of tendered notes in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all notes not validly tendered or any notes the acceptance of which would, in our opinion, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to the tender of notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give such notification. Tenders of notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if notes are submitted in a principal amount greater than the principal amount of notes being tendered by such tendering holder, such unaccepted or non-exchanged notes will be returned by the exchange agent to the tendering holders (or, in the case of notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such unaccepted or non-exchanged notes will be credited to an account maintained with such book-entry transfer facility), unless otherwise provided in the letter of transmittal for such notes, promptly following the expiration date.

Guaranteed Delivery Procedures

        Holders who wish to tender their old notes and (i) whose old notes are not immediately available or (ii) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

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  the tender is made through an eligible institution;

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  prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and a duly executed letter of transmittal and notice of guaranteed delivery substantially in the form provided by us (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

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  the certificates representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal of a tender of old notes to be effective, a written or, for DTC participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under "—Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

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  specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

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  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

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  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

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  specify the name in which any such old notes are to be registered, if different from that of the depositor.

        We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that are tendered for exchange, but that are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under "—Procedures for Tendering" at any time on or before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the new notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

        In addition, we will not be obligated to accept for exchange any old notes of any holder that has not made to us the representations described under "—Purpose and Effect of Exchange Offer," or if a holder tendering old notes fails to comply with the procedures contained in the letter of transmittal to tender old notes.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right that may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for those old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of the stop order at the earliest possible time.

Effect of Not Tendering

        Holders of old notes who do not exchange their old notes for new notes in the exchange offer will remain subject to the restrictions on transfer of such old notes:

  •
  as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise set forth in the offering circular distributed in connection with the private offering of the old notes.

Exchange Agent

        All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	By Overnight Courier or Regular Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479	By Hand Delivery Wells Fargo Bank, N.A. Corporate Trust Operations 608 2nd Avenue South Northstar East Building—12th Floor Minneapolis, MN 55402

By Facsimile Transmission (Eligible Institutions Only):
 (612) 667-6282
 For Information or Confirmation by Telephone:
(800) 344-5128

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The costs of the exchange offer will be amortized over the term of the new notes.

Other

        Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in making your own decision on whether to tender your old notes for new notes.

NO CASH PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated September 30, 2005, by and among us, the subsidiary guarantors of the notes, and the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the new notes in the exchange offer. Instead, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

        The old notes were issued and sold September 30, 2005. The proceeds from the offering of the old notes, the initial borrowings under our senior credit facility and Holdings' contribution to us of the proceeds from the Equity Contribution were used to consummate the 2005 Acquisition, to repay indebtedness under our previous credit facilities and to pay related fees and expenses.

CAPITALIZATION

        The following table sets forth as of June 30, 2007, the actual cash and cash equivalents and consolidated capitalization of Panolam Industries International, Inc., presented on a historical basis and the pro forma summary unaudited consolidated capitalization giving effect to this note exchange as if it occurred as of June 30, 2007. You should read this table together with "Selected Historical and Other Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited condensed consolidated financial statements as of June 30, 2007 and the audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2004, the nine months ended September 30, 2005 and the period October 1, 2005 to December 31, 2005 and the notes to those consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2007 (unaudited)
	Actual	Pro Forma
Cash and cash equivalents	$7,227	$7,227
Long-term debt obligations, including current portion:
Senior revolving credit facility(1)	—	—
Senior secured term loan	182,586	182,586
Senior subordinated notes(2)	150,224	150,224
Capital lease obligations	50	50

Total long-term debt obligations, including current portion	332,860	332,860
Total stockholder's equity	101,899	101,899

Total capitalization	$434,759	$434,759

(1)
The senior revolving credit facility permits borrowings of up to $30.0 million. As of June 30, 2007, we had no indebtedness outstanding under our revolving credit facility and availability under our revolving credit facility of up to $25.9 million after giving effect to letters of credit issued under our revolving credit facility.

(2)
Net of the issue price discount.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following unaudited pro forma consolidated financial statements have been prepared from the statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2006 to give effect to our acquisition of Nevamar. The acquisition occurred on March 1, 2006 and these pro forma statements give effect as if the acquisition had occurred on January 1, 2006. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial data.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial condition would have been had the Nevamar acquisition actually occurred on the date indicated, nor do they purport to project the results of our operations or financial condition for any future period or as of any future date.

        The unaudited pro forma consolidated financial data should be read in conjunction with "The Acquisition of Nevamar Company, LLC", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Panolam Industries International, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2006
(in thousands)

	Successor Historical	Nevamar Adjustments(1)	Purchase Accounting Adjustments		Pro Forma
Net sales	$460,078	$33,109	$—		$493,187
Cost of goods sold(4)	357,494	27,117	532	(2)	385,143

Gross profit (loss)	102,584	5,992	(532)		108,044
Selling, general and administrative expenses	52,783	5,109	127	(2)	58,019

Income (loss) from operations	49,801	883	(659)		50,025
Interest expense	35,577	281	807	(3)	36,665
Interest income	(628)	(12)	—		(640)

Income (loss) before income taxes (benefit)	14,852	614	(1,466)		14,000
Income taxes (benefit)	3,959	—	(328	)(5)	3,631

Net income (loss)	$10,893	$614	$(1,138)		$10,369

(1)
Reflects Nevamar's pre-acquisition operating results for January and February 2006.

(2)
Includes additional depreciation and amortization expense for the two months of $659 resulting from the Nevamar step-up in fixed assets and other intangible assets related to the purchase price allocation as part of the acquisition.

(3)
Includes additional interest expense for the two months resulting from the Nevamar acquisition, which is calculated as follows:

Interest on new borrowings(a)	$954
Increase in amortization of debt acquisition cost	68
Interest on new borrowings(b)	66
Nevamar interest expense(c)	(281)

$807

  (a)
  Represents pro forma interest expense calculated using an interest rate of 7.28% on the $80.0 million of additional draw down under the Company's Credit Facility, which was the applicable interest rate at the time of the borrowing.

  (b)
  Represents pro forma interest expense calculated using the fixed interest rate of 8.0% on the intercompany payable of $5.0 million to Panolam Holdings related to the issuance of junior subordinated notes to the former owners of Nevamar.

  (c)
  Represents pro forma interest expense adjustment relating to Nevamar's long-term debt for January and February 2006 that was settled at the date of acquisition and not assumed by Panolam Industries International, Inc.

(4)
The Successor historical statement of operations includes all of the purchase accounting fair value adjustment related to inventory of $2,498 in cost of goods sold.

(5)
Reflects tax effect of Nevamar and purchase accounting adjustments at a blended rate of 38.5%.

Panolam Industries International, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 2006
(in thousands)

	Successor Historical	Nevamar Adjustments(1)	Purchase Accounting Adjustments		Pro Forma
Net sales	$226,380	$33,109	$—		$259,489
Cost of goods sold(4)	176,940	27,117	532	(2)	204,589

Gross profit (loss)	49,440	5,992	(532)		54,900
Selling, general and administrative expenses	25,832	5,109	127	(2)	31,068

Income (loss) from operations	23,608	883	(659)		23,832
Interest expense	16,480	281	807	(3)	17,568
Interest income	(298)	(12)	—		(310)

Income (loss) before income taxes (benefit)	7,426	614	(1,466)		6,574
Income taxes (benefit)	1,590	—	(328	)(5)	1,262

Net income (loss)	$5,836	$614	$(1,138)		$5,312

(1)
Reflects Nevamar's pre-acquisition operating results for January and February 2006.

(2)
Includes additional depreciation and amortization expense for the two months of $659 resulting from the Nevamar step-up in fixed assets and other intangible assets related to the purchase price allocation as part of the acquisition.

(3)
Includes the additional interest expense for the two months resulting from the Nevamar acquisition, which is calculated as follows:

Interest on new borrowings(a)	$954
Increase in amortization of debt acquisition cost	68
Interest on new borrowings(b)	66
Nevamar interest expense(c)	(281)

$807

  (a)
  Represents pro forma interest expense calculated using an interest rate of 7.28% on the $80.0 million of additional draw down under the Company's Credit Facility, which was the applicable interest rate at the time of the borrowing.

  (b)
  Represents pro forma interest expense calculated using the fixed interest rate of 8.00% on the intercompany payable of $5.0 million to Panolam Holdings related to the issuance of junior subordinated notes to the former owners of Nevamar.

  (c)
  Represents pro forma interest expense adjustment relating to Nevamar's long-term debt for January and February 2006 that was settled at the date of acquisition and not assumed by Panolam Industries International, Inc.

(4)
The Successor historical statement of operations includes all of the purchase accounting fair value adjustment related to inventory of $2,498 in cost of goods sold.

(5)
Reflects tax effect of Nevamar and purchase accounting adjustments at a blended rate of 38.5%.

SELECTED HISTORICAL AND OTHER CONSOLIDATED FINANCIAL DATA

        Our predecessor company for the period from January 1, 2002 to September 30, 2005 is the business as it existed before the 2005 Transactions. We completed the 2005 Transactions as of September 30, 2005, and as a result of adjustments to the carrying value of assets and liabilities resulting from the 2005 Transactions, the financial position and results of operations for periods subsequent to the 2005 Transactions may not be comparable to those of our predecessor company.

        The following table sets forth selected historical and other consolidated financial and other operating data for Panolam Industries International, Inc. and its consolidated subsidiaries. The statement of operations and other operating data for, and as of, the years ended December 31, 2004, 2003 and 2002 has been derived from the audited financial statements of our predecessor company (as to 2004, Panolam Industries International, Inc., and, as to 2003 and 2002, Panolam Industries Holdings, Inc.). The statement of operations and other operating data for, and as of, the nine months ended September 30, 2005 has been derived from the audited consolidated financial statements of our predecessor company for that period. The statement of operations and other operating data, for, and as of, the period October 1, 2005 to December 31, 2005 and for the year ended December 31, 2006 has been derived from the audited consolidated financial statements of our successor company for those periods. The statement of operations and other operating data for, and as of, the six months ended June 30, 2006 and June 30, 2007 has been derived from the unaudited condensed consolidated financial statements of our successor company for those periods. The information set forth below should be read in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and the condensed consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Predecessor				Successor
				Nine Months Ended September 30, 2005	Period October 1, 2005 to December 31, 2005
	Year Ended December 31,						Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						Year Ended December 31, 2006
	2002(1)	2003(1)	2004

	(in thousands of dollars)
Statement of Operations Data
Net sales	$258,430	$252,222	$280,662	$219,856	$68,371	$460,078	$226,380	$224,173
Cost of goods sold	198,302	192,503	215,245	168,350	55,413	357,494	176,940	174,155

Gross profit	60,128	59,719	65,417	51,506	12,958	102,584	49,440	50,018
Selling, general and administrative expenses	32,631	32,316	28,927	25,827	8,429	52,783	25,832	27,390
Other, net(2)	(3,257)	2,100	11,532	—	—	—	—	—
Transaction expenses(3)	—	—	—	6,685	263	—	—	—

Income from operations	30,754	25,303	24,958	18,994	4,266	49,801	23,608	22,628
Other income	(650)	—	—	—	—	—	—	—
Interest expense(4)	21,508	14,085	14,688	20,693	6,918	35,577	16,480	17,676
Interest income	(168)	(177)	(87)	(140)	(68)	(628)	(298)	(307)

Income (loss) before income taxes	10,064	11,395	10,357	(1,559)	(2,584)	14,852	7,426	5,259
Income taxes (benefit)	4,617	5,233	4,282	996	(589)	3,959	1,590	1,948

Net income (loss)	$5,447	$6,162	$6,075	$(2,555)	$(1,995)	$10,893	$5,836	$3,311

	Predecessor			Successor
				Period October 1, 2005 to December 31, 2005
	Year Ended December 31,					Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
					Year Ended December 31, 2006
	2002(1)	2003(1)	2004
	(in thousands of dollars)
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,097	$1,662	$2,443	$6,873	$10,849	$7,567	$7,227
Total assets	228,681	226,909	294,276	480,656	571,742	598,848	580,066
Total debt	181,731	168,979	209,185	284,787	339,814	353,710	332,860
Stockholder's equity	15,701	27,189	46,182	77,755	88,941	86,932	101,899
	Predecessor				Successor
					Period October 1, 2005 to December 31, 2005
	Year Ended December 31,			Nine Months Ended September 30, 2005			Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
						Year Ended December 31, 2006
	2002	2003	2004
	(in thousands of dollars)
Other Financial Data:
Capital expenditures	$3,452	$5,066	$3,981	$3,567	$5,174	$12,619	$4,668	$7,361
Ratio of earnings to fixed charges(5)	1.5x	1.8x	1.7x	0.9x	0.6x	1.4x	1.4x	1.3x
Earnings to fixed charges deficiency	—	—	—	$1,559	$2,584	—	—	—

(1)
The net income of Panolam Industries International, Inc. for 2002 and 2003 was $7,472 and $8,461, respectively. The primary differences with the amounts reflected for Panolam Industries Holdings, Inc. relates to interest expense and the related tax benefit. The primary difference on the balance sheets as of December 31, 2002 and 2003 relates to debt to certain former shareholders of $22,680 and $25,745, respectively.

(2)
In 2004, the Company incurred $17,282 of expenses related to the settlement of an antitrust lawsuit filed in 2000, and the Company also entered into a settlement and release agreement with a previous owner, for which ($5,750) of income was recorded.

(3)
In the nine months ended September 30, 2005, the Company incurred $6,685 of expenses related to the 2005 Transactions. An additional $263 of expenses was incurred in the period from October 1, 2005 to December 31, 2005 related to the 2005 Transactions.

(4)
In connection with the 2005 Transactions and a refinancing in 2004, the Company wrote off debt financing costs of $6,211, $2,914 and $2,100 for the nine months ended September 30, 2005, the year ended December 31, 2004 and the year ended December 31, 2003, respectively.

(5)
The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income (loss) before income taxes plus fixed charges) by fixed charges (interest expense, plus 33% of rent expense).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion and analysis in conjunction with our unaudited condensed consolidated financial statements as of June 30, 2007 and the audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2004, the nine months ended September 30, 2005 and the period October 1, 2005 to December 31, 2005 and the notes to those consolidated financial statements included elsewhere in this prospectus. The statements in the discussion and analysis regarding our expectations for the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward looking statements. Our actual results may differ from those contained in or implied by the forward-looking statements. All references in this Management's Discussion and Analysis of Financial Condition and Results of Operations to "fiscal year" are to the twelve months ended December 31 of the year referenced.

  Overview

        We are a leading designer, manufacturer and distributor of decorative laminates in the United States and Canada with sales of approximately 500 million square feet in 2006. Our products, which are marketed under the Panolam, Pluswood, Nevamar and Pionite brand names, are used in a wide variety of commercial and residential indoor surfacing applications, including kitchen and bath cabinets, furniture, store fixtures and displays, and other specialty applications. We also market other decorative laminates including FRL, a fiber reinforced laminate product. In addition to decorative laminates, we manufacture and distribute industrial laminate products, including Conolite and Panolam FRP, a fiber reinforced product. We also produce and market a selection of specialty resins for industrial uses, such as powdered paint, adhesives and melamine resins for decorative laminate production, custom treated and chemically prepared decorative overlay papers for the HPL and TFM industry, and a variety of other industrial laminate products such as aircraft cargo liners and bowling lanes.

        We are the only vertically integrated manufacturer in North America of both thermally-fused melamine, or TFM, and high pressure laminates, or HPL, with locations in the United States and Canada and we design, manufacture and distribute our products throughout our principal markets. For the year ended December 31, 2006 and for the six months ended June 30, 2007 we generated net sales of $460.1 million and $224.2 million, respectively. During these periods, our decorative laminates products comprised approximately 89% of our net sales.

        We offer an array of decorative and industrial laminate products from premium to commodity grades at a broad range of prices. HPL, TFM, fiber reinforced laminate, or FRL, Leatherlam, fiber reinforced plastic, or FRP, and our engineered laminates are utilized as durable and economical look-alike substitutes for natural surfacing materials such as wood, stone and ceramic. HPL is used in surfacing applications requiring greater surface wear and impact resistance than applications using TFM. FRL, a proprietary product, is used in surfacing applications requiring greater surface wear, impact resistance and fire prevention than applications using HPL. FRP is used in building, trucking and recreational, or RV, markets. A typical customer or end user of decorative overlays might utilize HPL, TFM, FRL, FRP or Leatherlam for different surfaces of the same project. Our TFM products consist of a custom palette of over 160 colors, patterns and wood grains. Our HPL products consist of a custom palette of approximately 400 colors, patterns and wood grains.

        We market and distribute our decorative laminate products through a geographically diverse network of over 300 distributors. For many of our distributors, we are their exclusive supplier of decorative laminates, HPL, TFM or both. In addition, we sell to over 700 national and regional original equipment manufacturers, or OEMs, who buy proprietary designs and customized versions of our products directly. Our products are supported by a dedicated in-house sales force and customer service team.

  Recent Developments

  Financial Results for the Three and Nine Months ended September 30, 2007

        The following financial information reflects our net sales and net income for the three and nine months ended September 30, 2007. This financial information remains subject to adjustment as we finalize the closing of both our third quarter 2007 and the related reporting processes. Net sales and net income for the nine months ended September 30, 2007 include the Nevamar operating results for the entire nine month period. Net sales and net income for the nine months ended September 30, 2006, include the operating results for Nevamar, which was acquired on March 1, 2006, for the post-acquisition period only.

        For the three and nine months ended September 30, 2007, our total net sales were $105.6 million and $329.8 million, respectively, compared to $127.7 million and $354.1 million, respectively, for the three and nine months ended September 30, 2006. For the three and nine months ended September 30, 2007, net sales of decorative laminates were $93.9 million and $294.0 million, respectively, compared to $115.2 million and $315.8 million, respectively for the three and nine months ended September 30, 2006. For the three and nine months ended September 30, 2007, net sales for other products were $11.7 million and $35.8 million, respectively, compared to $12.5 million and $38.3 million, respectively for the three and nine months ended September 30, 2006.

        For the three and nine months ended September 30, 2007, our net income was $1.1 million and $4.4 million, respectively, compared to $4.2 million and $10.1 million, respectively, for the three and nine months ended September 30, 2006.

        The results set forth above are not necessarily indicative of our operating results for the current year or any future period, and should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2007 and 2006, the audited consolidated financial statements for the fiscal years ended December 31, 2006 and 2004, the nine months ended September 30, 2005 and the period October 1, 2005 to December 31, 2005 and the notes to those consolidated financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

  Factors Affecting Our Results

  Revenue

        We generate our revenue primarily from the sale of our decorative laminates and, to a lesser extent, specialty resins, industrial laminates and decorative overlay papers in the United States and Canada. In recent periods, consistent with our continuing strategy, we have concentrated on selling finished laminated end products for their proprietary designs rather than marketing treated papers that could ultimately be used to compete against our own finished laminated products. Our focus is on high-end premium grades that command higher prices and generate higher profit margins. For the year ended December 31, 2006, approximately 95% of our HPL sales and 63% of our TFM sales were premium grade, and for the six months ended June 30, 2007, approximately 92% of our HPL sales and 65% of our TFM sales were premium grade.

        We historically experience higher sales in the second and third quarters of each year compared with the first and fourth quarters due to seasonal fluctuations in demand. From time to time, we have curtailed manufacturing operations to make necessary repairs and to maintain efficiencies during slowdowns in order flow.

        Changes in our revenues from sales of our decorative laminates and industrial laminate products from period to period are affected by the following, among other factors:

  •
  changes in general economic conditions that affect the construction industry, since reductions in construction activity can materially reduce the demand for decorative laminates;

  •
  changes in the design preferences and the discretionary spending power of consumers who ultimately purchase our products primarily in connection with home renovations and rehabilitations and furniture purchases; and

  •
  our ability to successfully develop and launch new designs and products.

  Cost of Goods Sold

        Our cost of goods sold consists primarily of raw materials and energy costs for oil, natural gas and electricity, which generally are variable, and to a lesser extent, direct labor and overhead. Our costs of sales are directly affected by changes in prices for these raw materials, as well as by changes in energy costs and oil prices which affect the price of the petroleum based products that we use to manufacture resins. Recently, the prices of these raw materials have increased and are anticipated to continue to increase for the foreseeable future. Historically, we have been successful in passing along increases in raw materials and energy costs to our customers through price increases, although there is no assurance that we will continue to be able to do so in the future. Similarly, we have instituted certain surcharges on our customers from time to time to reflect increases in our transportation or distribution costs.

  Gross Profit

        Our gross profit has increased in recent periods. Beginning in 2004, increases in sales volume and higher average unit net realized selling prices have lead to the increased gross profit. Lower gross profit in prior periods was attributable to lower business volume consistent with conditions in the construction industry generally combined with higher raw material costs during those periods.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of all costs incurred in connection with the sales and marketing of our products, including distribution and warehousing costs and all administrative costs. The major items included in sales and marketing expenses are:

  •
  costs associated with employees in our sales, marketing and customer service departments, including both fixed salaries and bonuses typically based on agreed targets;

  •
  advertising costs;

  •
  warehousing costs related to our distribution centers; and

  •
  administrative expense amounts paid in connection with legal matters and environmental compliance.

        Changes in sales and marketing expenses as a percentage of our revenue may be affected by a number of factors, including changes in sales prices and /or volumes, as higher sales prices and/or volumes enable us to spread the fixed portion of our sales and marketing expenses over higher sales revenue. Sales and marketing expenses may increase from time to time due to advertising or marketing expenses associated with new product or enhanced product introductions and promotions and higher commissions paid to our sales force for achieving certain targets.

        Administrative expenses include management salary and payroll costs, rent and miscellaneous administrative and overhead costs. Administrative expenses also include management fees accrued and paid to our Sponsors.

        On October 1, 2005, we adopted Financial Accounting Standards Board ("FASB") Statement 123(R), "Share-Based Payment" for our stock option plan. Upon adoption, we selected the modified prospective method. Under the Statement, we are required to record compensation expense for all awards granted after the date of adoption. Such compensation expense is included in selling general and administrative expense in our statements of operations.

        We incurred significant administrative costs in the second half of 2005 resulting from the 2005 Transactions. We also incurred significant administrative costs relating to our 2006 acquisition of Nevamar, most of which were capitalized as part of our investment in Nevamar. We also expect to incur significant additional administrative expenses in 2007 in connection with the preparation of this registration statement and the related ongoing compliance costs associated with being a public company.

  Depreciation and Amortization

        Depreciation costs relate to the depreciation of property, plant and equipment. For financial reporting purposes, we calculate depreciation on a straight-line basis over the expected useful life of each class of asset.

        Amortization costs relate to the amortization of intangible assets, which consist primarily of key customer lists, patents and trademarks. We calculate amortization on a straight-line basis, over the expected useful life of the asset, with each identifiable asset assessed individually. Key customer lists, patents and trademarks are amortized over their respective estimated useful lives to their estimated residual values. These useful lives generally range from 3 to 15 years. See "—Additional Factors Affecting Comparability of Results—The 2005 Transactions" for information concerning future increases in amortization expense as a result of the 2005 Transactions.

  Interest Expense/Interest Income

        Interest expense consists of interest on our outstanding indebtedness and the amortization of debt acquisition costs and other financial income and expenses. Interest income consists primarily of interest earned on cash balances in our bank accounts. See "—Additional Factors Affecting Comparability of Results—The 2005 Transactions" for information concerning future increases in interest expense as a result of the 2005 Transactions.

  Income Tax Expense

        Income tax expense consists of corporation income tax expense. At the federal level, we are subject to taxation primarily in two jurisdictions, the United States and Canada. Our effective tax rate was 37% for the six months ended June 30, 2007, 21% for the six months ended June 30, 2006, 27% for the year ended December 31, 2006, 23% for the period from October 1, 2005 to December 31, 2005, (64%) for the nine months ended September 30, 2005 and 41% for the year ended December 31, 2004. The effective tax rate for the nine months ended September 30, 2005 was affected by certain costs related to the 2005 Transactions determined to be non-tax deductible. The difference between the effective income tax rate and the federal statutory rate is also due to state income taxes and Canadian income taxes that cannot be fully offset by federal tax benefits.

  Additional Factors Affecting Comparability of Results

  The 2005 Transactions

        On September 30, 2005, through a series of mergers and related transactions, Panolam Holdings Co. acquired the business formerly conducted by Panolam Industries Holdings, Inc. (which was controlled by affiliates of The Carlyle Group), for aggregate cash consideration of $347.5 million, less funded debt at closing and certain expenses of the transaction. The 2005 Acquisition was accounted for using the purchase method of accounting.

        Panolam Holdings Co., is controlled by Genstar Capital LLC and The Sterling Group.

        Financing for the 2005 Acquisition consisted of the following:

  •
  We borrowed $135.0 million under a seven-year term loan as part of a senior credit facility with Credit Suisse as joint lead arranger and administrative agent and Jefferies Babson Finance LLC, an affiliate of Jefferies & Company, Inc., as joint lead arranger. The senior credit facility included a $20.0 million revolving credit facility for general corporate purposes that we drew in an amount of $2.5 million at the consummation of the 2005 Acquisition to fund the payment for any cash that remained on our balance sheet at closing. We repaid the revolving credit borrowing in October 2005.

  •
  We issued $151.0 million of our 10 3/4% senior subordinated notes.

  •
  The Sponsors, together with our Chief Executive Officer and certain other members of our management team, contributed $80.0 million in equity, which we refer to in this prospectus as the Equity Contribution.

        At September 30, 2005, the total capitalized debt acquisition costs related to the 2005 Transactions were $11.5 million, of which $5.2 million related to the issuance of the notes and $6.3 million related to the new senior credit facility. During the period October 1, 2005 through December 31, 2005, we capitalized an additional $0.3 million of financing costs, $0.2 million related to the notes and $0.1 million related to the senior credit facility. In addition, as of September 30, 2005, we incurred expenses related to the 2005 Transactions of $19.4 million. Of that amount, $5.0 million was included in selling, general and administrative expenses as compensation expense, $1.5 million of early payment penalty fees on the previous credit facility and the write-off of capitalized financing costs of $6.2 million were included in interest expense and the remaining $6.7 million was included on the statement of operations as transaction expenses. During the period October 1, 2005 through December 31, 2005, we incurred an additional $0.3 million of transaction expenses. The capitalized portions related to the financing will be amortized over the life of the notes or senior credit facility, as appropriate.

        In connection with the 2005 Acquisition and change of control, purchase accounting was applied, and all assets were revalued and goodwill recorded, based on valuations and other studies. As such, the value of intangibles (both definite and indefinite lived), goodwill and property, plant and equipment increased significantly. The increase in the valuation of the definite lived intangible asset and the property, plant and equipment, as well as the increase in debt acquisition costs, will increase the depreciation and amortization expense and cost of sales considerably as compared to prior periods.

  The Acquisition of Nevamar

        On March 1, 2006, Panolam Industries acquired all of the outstanding equity securities of Nevamar Holdco, LLC, the parent of Nevamar Company, LLC, a manufacturer of decorative surface products. Nevamar is included in our results beginning on March 1, 2006. The Nevamar acquisition was accounted for using the purchase method of accounting. Nevamar designs and sells decorative laminates and other surfacing materials used in the commercial and residential furniture, fixtures and cabinet markets, as well as the graphic arts industry. The total consideration paid for Nevamar was $80.0 million, consisting of $75.0 million in cash and the issuance by Holdings to the sellers of a $5.0 million of junior subordinated note. At the time of closing, $1.0 million of the purchase price was put into an escrow account, which was ultimately returned to us in the form of a working capital adjustment pursuant to the acquisition agreement. In addition, we incurred $3.9 million in closing costs related to the Nevamar acquisition. Certain indemnity claims we may have under the acquisition agreement may be offset against the junior subordinated note issued to the sellers. At December 31, 2006, we offset approximately $0.1 million in claims against the junior subordinated note. In connection with the Nevamar acquisition, we expanded our senior credit facility and borrowed an additional $80.0 million of long-term debt. Debt acquisition costs related to the $80.0 million term loan borrowed totaled $2.8 million.

  Critical Accounting Policies

        Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The most significant and sensitive accounting estimates and/or critical accounting policies relate to revenue recognition, adjustments for slow moving and obsolete inventories, potentially uncollectible accounts receivable, accruals for customer rebates, income taxes and stock options.

        Management strives to maintain a thorough process to review the application of accounting policies and to evaluate the appropriateness of the estimates required to prepare financial statements. Management believes that its estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

  Revenue Recognition

        We recognize revenues upon shipment of products to customers, at which time, the price is fixed and determinable, collectibility is reasonably assured and all the provisions agreed to in the arrangement necessary for customer acceptance have been fulfilled. The date of shipment corresponds to the date upon which the customer takes ownership of the product. Sales, including shipping charges, are recorded net of applicable provisions for discounts and allowances including customer rebates.

  Inventory Obsolescence

        We provide adjustments for excess, slow-moving and obsolete raw materials and finished goods based on estimates of future projections and current conditions. Such adjustments are subsequently modified only when the inventory is physically disposed.

  Allowance for Uncollectible Accounts; Discounts and Allowances (Rebates)

        Management reviews its trade accounts receivable balances for collectibility on a regular basis and whenever events and circumstances indicate that the carrying amount may not be collectible and provides currently for any unrealizable amounts. In making such determinations, management uses its industry experience, customer history and current economic factors.

        We provide allowances for cash discounts based on average annual expected discounts. We also provide for rebates based on experience by customer and the current period's rebatable sales projections.

  Income Taxes

        Deferred income taxes are provided on net operating loss carryovers and on the future income tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Deferred income tax assets and liabilities are measured using tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of changes in income tax rates is recognized in earnings in the period in which the change occurs. The Company adopted FASB Interpretation No. 48 on January 1, 2007 and did not recognize a change in its liability for unrecognized tax benefits as a result of implementing FIN 48. We file a consolidated federal income tax return except for our foreign subsidiary, which files in its local jurisdiction.

  Goodwill, Intangible Assets and Long-Lived Assets

        Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually and more frequently when a triggering event occurs. Further, intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. Our management makes determinations of the useful lives of our intangible assets, including goodwill and intellectual property. These determinations are based on the usefulness of the specific intangible asset, as determined by management using its industry experience and employing our company strategy.

        Long-lived assets, including property, plant and equipment, net and other finite life intangible assets, are reviewed for impairment annually or earlier whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. We performed our required impairment tests of goodwill and other indefinite lived intangible assets as of December 31. We did not record any impairments during the year 2006 or during the six months ended June 30, 2007.

  Share-Based Payments

        Before the Company's adoption on October 1, 2005 of SFAS No. 123(R), "Share-Based Payment (as amended)," the Company followed the intrinsic method of accounting for its stock-based compensation under the guidelines set forth in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Intrinsic value is the excess of the market value of the common stock over the exercise price at the date of grant.

        In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which eliminates the alternative to use the intrinsic value method of accounting, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees and directors. SFAS 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement in accounting generally for all share-based payment transactions with employees. This method includes estimates and judgments pertaining to term, volatility, risk-free interest rates, and dividend yield and forfeiture rates.

  Results of Operations

        The following tables set forth summary results of operations data, including the components of net income as a percentage of net sales, for the six month periods ended June 30, 2006 and June 30, 2007, for the years ended December 31, 2004, and 2006, and for the periods January 1, 2005 through September 30, 2005 and October 1, 2005 through December 31, 2005 and for fiscal 2005 on a combined basis.

	Predecessor		Successor	Combined	Successor
	Year Ended December 31,	January 1 through September 30,	October 1 through December 31,	Year ended December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	2004	2005	2005	2005(1)	2006	2006	2007
	(thousands in dollars)
Statement of Operations Data:
Net sales	$280,662	$219,856	$68,371	$288,227	$460,078	$226,380	$224,173
Cost of goods sold.	215,245	168,350	55,413	223,763	357,494	176,940	174,155

Gross profit	65,417	51,506	12,958	64,464	102,584	49,440	50,018
Selling, general and administrative expenses	28,927	25,827	8,429	34,256	52,783	25,832	27,390
Other, net(2)	11,532	—	—	—	—	—	—
Transaction expenses(3)	—	6,685	263	6,948	—	—	—

Income from operations.	24,958	18,994	4,266	23,260	49,801	23,608	22,628
Interest expense(4)	14,688	20,693	6,918	27,611	35,577	16,480	17,676
Interest income	(87)	(140)	(68)	(208)	(628)	(298)	(307)

Income (loss) before income taxes (benefit)	10,357	(1,559)	(2,584)	(4,143)	14,852	7,426	5,259
Income taxes (benefit)	4,282	996	(589)	407	3,959	1,590	1,948

Net income (loss)	$6,075	$(2,555)	$(1,995)	$(4,550)	$10,893	$5,836	$3,311

(1)
Represents the addition of the results from the predecessor period from January 1, 2005 through September 30, 2005 and the successor period from October 1, 2005 through December 31, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from fiscal 2005 to fiscal 2004 and 2006.

(2)
In 2004, we incurred $17,282 of expenses related to the settlement of an antitrust lawsuit filed in 2000, and we also entered into a settlement and release agreement with a previous owner, for which $5,750 of income was recorded.

(3)
Includes expenses incurred in connection with the 2005 Transactions.

(4)
In connection with the 2005 Transactions and a refinancing in 2004, we wrote off debt financing costs of $6,211 and $2,914 for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

	Predecessor		Successor	Combined	Predecessor
	Year ended December 31,	January 1 through September 30,	October 1 through December 31,	Year ended December 31,	Year ended December 31,	Six Months Ended June 30,
	2004	2005	2005	2005(1)	2006	2006	2007
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold.	76.7	76.6	81.1	77.7	77.7	78.2	77.7

Gross profit	23.3	23.4	18.9	22.3	22.3	21.8	22.3
Selling, general and administrative expenses	10.3	11.7	12.3	11.9	11.5	11.4	12.2
Other, net	4.1	—	—	—	—	—	—
Transaction expenses	—	3.0	0.4	2.4	—	—	—

Income from operations.	8.9	8.7	6.2	8.0	10.8	10.4	10.1
Interest expense	5.2	9.4	10.1	9.6	7.7	7.2	7.8
Interest income	—	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Income (loss) before income taxes (benefit)	3.7	(0.7)	(3.8)	(1.5)	3.2	3.3	2.4
Income taxes (benefit)	1.5	0.5	(0.9)	0.1	0.8	0.7	0.9

Net income (loss)	2.2%	(1.2)%	(2.9)%	(1.6)%	2.4%	2.6%	1.5%

(1)
Represents the addition of the results from the predecessor period from January 1, 2005 through September 30, 2005 and the successor period from October 1, 2005 through December 31, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from fiscal 2005 to fiscal 2004 and 2006.

  Six months ended June 30, 2007 compared to the six months ended June 30, 2006

  Net Sales

        Net sales were $224.2 million for the six months ended June 30, 2007 compared to $226.4 million for the six months ended June 30, 2006, a decrease of approximately 1%. Sales for the six months ended June 30, 2007 reflect Nevamar sales for the entire six month period; whereas for the six months ended June 30, 2006, the operating results for Nevamar, which was acquired on March 1, 2006 are included for the post-acquisition period only. Including the Nevamar sales in 2006 through March 1, 2006 with our 2006 sales would result in a number $33.1 million, or approximately 14%, higher than our sales for the six months ended June 30, 2007. The decrease in sales is primarily attributable to lower Thermally-Fused Melamine ("TFM") sales resulting from the well-publicized slowdown in the residential housing market and the closing of two Nevamar TFM manufacturing facilities in Chino, California in June 2006 and a TFM manufacturing facility in Tarboro, North Carolina in February 2007. These decreases were partially offset by increased High Pressure Laminate ("HPL") sales. In addition, in 2007 we have experienced increased pricing pressure with respect to our TFM products. If we continue to experience similar price competition, our net sales growth could continue to decline, which could have a material adverse effect on our results of operations. Similarly, we may begin to experience similar pricing pressures with respect to our HPL products.

        Sales of decorative laminates of $200.1 million for the six months ended June 30, 2007, which includes both TFM and HPL (approximately 89% of net sales), remained relatively flat compared to the six months ended June 30, 2006. However, increasing our 2006 sales by the amount of Nevamar sales for January and February 2007, would indicate that sales of decorative laminates declined by approximately 14% in the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

        Sales of other products, principally specialty resins, decorative overlay papers and industrial laminates, of $24.1 million for the six months ended June 30, 2007 (approximately 11% of net sales) decreased approximately 7% compared to the six months ended June 30, 2006. For the six months ended June 30, 2007, specialty resins accounted for approximately 5% of our total sales, while industrial and other specialty laminates, and decorative overlay papers accounted for approximately 3% and 1% of our sales, respectively.

        The adverse sales environment in 2007 has been largely the result of the slowdown in residential construction, both for new construction and renovations of existing construction, and to a lesser extent increasing softness in our commercial business. We expect the current environment to continue, or perhaps become more challenging, at least for the remainder of the year.

  Gross Profit

        The gross profit margin as a percentage of net sales increased to 22.3% in the six months ended June 30, 2007 compared to 21.8% in the six months ended June 30, 2006. Our gross profit margin for the six months ended June 30, 2007 was positively affected by cost savings related to the restructuring of Nevamar, many of which were implemented in 2006. These cost savings included headcount reduction, consolidation of manufacturing operations and other synergies realized through the consolidation of the operations of Panolam and Nevamar. These cost synergies were partially offset in 2007 by rising costs related to energy and raw materials.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses, which primarily consist of sales and marketing expenses, were $27.4 million for the six months ended June 30, 2007 compared to $25.8 million in the six months ended June 30, 2006. The increase in expense in 2007 is primarily attributable to the impact of the Nevamar acquisition and the result of including Nevamar's operating expenses for the entire six month period in 2007 as opposed to the four month post-acquisition period only in 2006. As a percentage of net sales, selling, general and administrative expenses were 12% in the six months ended June 30, 2007 and approximately 11% in the six months ended June 30, 2006.

  Interest Expense

        Interest expense, which includes the amortization of debt acquisition costs, was $17.7 million for the six months ended June 30, 2007 compared to $16.5 million for the same period in 2006. The increase in interest expense is primarily attributable to higher interest rates and higher average debt levels. The higher average debt levels in 2007 are primarily attributable to the additional term debt borrowings related to the Nevamar acquisition.

  Income Taxes

        Income tax provision in the six months ended June 30, 2007 was $1.9 million as compared to a tax provision of $1.6 million for the same period in 2006. The effective tax rate in the first six months of 2007 was 37% compared to 21% for the first six months of 2006. The increase in the effective tax rate for the first six months of 2007 as compared to the rate for the first six months of 2006 is primarily the result of a cumulative tax effect of the Canadian statutory rate decrease in 2006 and a 2006 increase of the domestic production activities deduction. We expect our effective tax rate for 2007 to be 37%.

  Net Income

        Net income for the six months ended June 30, 2007 was $3.3 million compared to $5.8 million for the six months ended June 30, 2006, a decrease of approximately 43%. The decrease in net income is primarily attributable to lower net sales and higher selling, general and administrative expenses and interest expense in the six months ended June 30, 2007 compared to the six months ended June 30, 2006, which were partially offset by a decrease in the cost of goods sold in the six months ended June 30, 2007.

  The Year Ended December 31, 2006 compared to the Period from October 1, 2005 to December 31, 2005 for the Successor combined with the Nine Months Ended September 30, 2005 for the Predecessor

        The following references to the year 2005 include the combined results of our predecessor company for the nine months ended September 30, 2005 and our successor company for the period from October 1, 2005 to December 31, 2005. Please see the chart on page 49 for more information.

        The discussion of the results of operations for the year ended December 31, 2005 is based on the combined results for the Predecessor period of January 1, 2005 through September 30, 2005, and the Successor period of October 1, 2005 through December 31, 2005. This combined presentation is not in accordance with GAAP; however, we believe it is useful in analyzing and comparing certain of our operating trends from fiscal 2005 to fiscal 2004 and 2006. Because of purchase accounting adjustments related to the 2005 Transactions, certain amounts may not be comparable between the year ended December 31, 2005 and the years ended December 31, 2004 and 2006. In the following discussions, we have explained and quantified any material changes in results of operations for the combined 2005 period that resulted from the 2005 Transactions.

  Net Sales

        Net sales were $460.1 million for the year ended December 31, 2006 compared to $288.2 million for combined 2005, an increase of approximately 60%. The increase is primarily attributable to the March 2006 acquisition of Nevamar. The increase in sales in 2006 over the combined 2005 comparable period excluding the Nevamar acquisition was 4%. Sales of decorative laminates of $411.6 million for the year ended December 31, 2006 (approximately 89% of net sales) increased approximately 66% compared to combined 2005. The increase in decorative laminate sales excluding the Nevamar acquisition was approximately 2%.

        Sales of other products, principally specialty resins, decorative overlay papers and industrial laminates, of $48.5 million for the year ended December 31, 2006 (approximately 11% of net sales) increased from approximately $40.6 million for combined 2005, an increase of approximately 19%. For the year ended December 31, 2006, specialty resins accounted for approximately 5.3% of our total sales, while industrial and other specialty laminates, and decorative overlay papers accounted for approximately 2.7% and 1.0% of our sales, respectively. The increase in both decorative laminate sales and other product sales, taking into consideration the Nevamar acquisition, relates primarily to increased demand in our products. While sales increased from combined 2005 to 2006, we began to experience increased pricing pressure with respect to our TFM product line in 2006. These pressures have continued in 2007.

        Sales of decorative laminates as a percentage of net sales increased from 86% for combined 2005 to 89% for 2006, while sales of other products as a percentage of net sales decreased from 14% for combined 2005 to 11% for 2006. Sales of decorative laminates as a percentage of net sales increased from combined 2005 to 2006 primarily because approximately 95% of Nevamar's sales are included in our decorative laminate segment.

  Gross Profit

        Gross profit was $102.6 million for the year ended December 31, 2006 compared to $64.5 million for combined 2005, an increase of approximately 59%. The increase is primarily attributable to the March 2006 acquisition of Nevamar. The gross profit margin as a percentage of net sales remained relatively constant at 22% in 2006 compared to combined 2005. Nevamar's margins were lower than our historical margins, and the inclusion of Nevamar for the 10-month period in 2006 lowered our consolidated gross profit margin by approximately 1%. On a year-over-year basis, including Nevamar, our gross profit margins in both the decorative laminate and other products segment were consistent with prior year levels. While Nevamar's margins were historically lower than our margins, we were able to offset the impact of these lower margins primarily through the implementation of aggressive cost control programs and the offsetting of higher energy, transportation and raw material costs with price increases and transportation and fuel surcharges.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $52.8 million and $34.3 million in 2006 and combined 2005, respectively. Selling, general and administrative expenses primarily consist of expenses associated with the sale and marketing of our products. Selling, general and administrative expenses in combined 2005 also included $5.0 million in compensation expenses related to the 2005 transactions. As a percentage of net sales, selling, general and administrative expenses remained relatively constant at approximately 12% in 2006 compared to the combined 2005 period. The increase in expenses in 2006 is primarily attributable to the impact of the Nevamar acquisition and the inclusion of Nevamar's operating expenses for the ten-month post-acquisition period.

  Transaction Expenses

        During the year ended December 31, 2005, we incurred $6.9 million in expenses in connection with the change in ownership and financing transactions on September 30, 2005. In addition, as previously noted, we recorded $5.0 million in compensation expenses related to the 2005 Transactions, which were recorded as selling, general and administrative expenses.

  Interest Expense

        Interest expense, which includes the amortization of debt acquisition costs, was $35.6 million for 2006 compared to $27.6 million for combined 2005. The increase in interest expense is primarily attributable to higher interest rates and higher average debt levels. The higher average debt levels in 2006 are primarily attributable to the additional term debt borrowings related to the Nevamar acquisition and the full year inclusion of the senior subordinated notes in 2006, whereas in 2005 the senior subordinated notes were outstanding for the fourth quarter only.

  Income Taxes

        Income tax provision in 2006 was $4.0 million as compared to a tax provision of $0.4 million in combined 2005. The increase in the income tax provision is primarily attributable to the increased profitability due primarily to the Nevamar acquisition. In 2006, the effective tax rate was 27% compared to a rate of (10%) for combined 2005. The change in tax rates was caused primarily by the deductibility of certain transaction costs and state and foreign income tax provisions.

  Net Income

        Net income for 2006 was $10.9 million compared to a net loss of $4.6 million for combined 2005. The increase in net income is primarily attributable to our 2006 acquisition of Nevamar, partially offset by higher costs of goods sold and selling, general and administrative expenses and interest expense as a result of the acquisition. In addition, we incurred $6.9 million of transaction expenses during 2005 that did not recur in 2006.

  The Period from October 1, 2005 to December 31, 2005 for the Successor combined with the Nine Months Ended September 30, 2005 for the Predecessor compared to the year ended December 31, 2004 for the Predecessor

  Net Sales

        Net sales were $288.2 million combined 2005 compared to $280.7 million for 2004, an increase of approximately 2.7%. The increase in sales is primarily attributable to price increases as it relates to sales of thermally-fused melamine and high pressure laminates offset in part by lower demand for these products in 2005 as compared to 2004. Sales of decorative laminates of $247.5 million for combined 2005 (approximately 86% of net sales) increased approximately 2.3% compared to 2004. Sales of other products, principally specialty resins, decorative overlay papers and industrial laminates, of $40.7 million for combined 2005 (approximately 14% of net sales) increased from $38.6 million for 2004, an increase of 5.4% compared to 2004. For combined 2005, specialty resins accounted for approximately 9% of our total sales, while industrial and other specialty laminates, and decorative overlay papers accounted for approximately 3% and 2% of our sales, respectively.

  Gross Profit

        Gross profit was $64.5 million for combined 2005 compared to $65.4 million for the year ended December 31, 2004, a decrease of approximately 1%. The gross profit margin as a percentage of net sales decreased to 22.3% in combined 2005 compared to 23.3% in 2004. The decrease in our gross profit and gross profit margin in combined 2005 was primarily attributable to increased depreciation expense and higher inventory costs both of which resulted from the 2005 Transactions and the related purchase accounting adjustments.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $34.3 million in combined 2005 compared to $28.9 million in 2004. The increase of approximately $5.4 million was primarily attributable to the $5.0 million of additional compensation expense incurred as a result of the 2005 Transactions.

  Transaction Expenses

        We incurred $6.9 million in expenses as a result of the change in ownership and financings transaction, which closed on September 30, 2005. In addition, as previously noted, we recorded $5.0 million in compensation expenses related to the 2005 Transactions, which were recorded as selling, general and administrative expenses.

  Other, Net

        There were no unusual charges or credits in 2005, as opposed to $11.5 million of unusual charges, net in 2004. The unusual non-recurring charges, net in 2004, consisted of two settlements. One resulted in a gain of $5.8 million and was related to a settlement agreement and release with a previous owner of one of our subsidiaries related to an indemnification obligation under a stock purchase agreement. The second was an antitrust litigation settlement that resulted in expense of $17.3 million.

  Interest Expense

        Interest expense, which includes the amortization of debt acquisition costs, was $27.6 million for combined 2005 compared to $14.7 million in 2004. The increase of $12.9 million is primarily due to higher interest rates, higher average debt balances following the September 2005 recapitalization, and the write-off of $6.2 million of deferred acquisition costs.

  Income Taxes

        Income tax provision in combined 2005 was $0.4 million as compared to a tax provision of $4.3 million in 2004. The decrease in tax provision is primarily due to additional expenses associated with the 2005 Transactions. The effective tax rate of (10%) in combined 2005 generated a tax provision with book losses resulting from the disallowance of certain transaction costs as deductions for tax purposes. The effective tax rate in 2004 exceeded the statutory rate primarily due to state taxes, including a settlement with the state of Indiana.

  Net Income

        Net loss for combined 2005 was $4.5 million compared to net income of $6.1 million for the year ended December 31, 2004. Net loss for combined 2005 included $6.9 million in transaction expenses that were not incurred in 2004, higher selling, general and administrative expenses and interest expense in combined 2005 compared to 2004, partially offset by lower income taxes. In addition, net income for 2004 included $17.3 million of expenses related to litigation, partially offset by $5.8 million of income recorded pursuant to the settlement of litigation.

  Liquidity and Capital Resources

        We require working capital to reinvest in the business, to repay our indebtedness and to generate returns for our stockholders. We expect that the largest portion of our capital expenditure budget for 2007 will be related to modifications at our Morristown, Tennessee facility to facilitate production of FRP at that location. We anticipate total capital expenditures of approximately $10.0 million in 2007 (60% of which is related to our Morristown, Tennessee facility) and approximately $8.0 million in 2008.

        The principal sources of cash to fund our liquidity needs are (i) cash provided by operating activities and (ii) cash provided by borrowings under our senior credit facility. Restrictive covenants in our debt agreements restrict our ability to pay dividends and make other distributions. Specifically, the Credit Agreement restricts us from making payments of dividends or distributions, including to Panolam Holdings, subject to certain exceptions. Under certain circumstances we are permitted to pay dividends or distributions from our consolidated excess cash flow provided that, after giving effect to such dividend or distribution, we have a consolidated leverage ratio (calculated as a ratio of consolidated total debt to consolidated adjusted EBITDA (as defined in the Credit Agreement) as of the last day of any fiscal quarter) not exceeding 3.75 to 1.00 under the terms of our Credit Agreement. Our Credit Agreement also requires us to maintain a maximum consolidated leverage ratio (5.50 to 1.00 as of the end of each quarter ending during fiscal year 2007) that decreases over time and to limit the amount of our capital expenditures in any fiscal year. As of December 31, 2006 our consolidated leverage ratio was 4.28 to 1.00 and as of June 30, 2007 our consolidated leverage ratio was 4.31 to 1.00. See "Description of Other Indebtedness" for additional information with respect to our Credit Agreement.

        The indenture governing the notes also restricts us from making payments of dividends or distributions, subject to certain exceptions, unless, among other things, all such payments are less than 50% of our consolidated net income for the period from October 1, 2005 to the most recently ended fiscal quarter at the time of the payment.

        When cash generated from our operations is sufficient, we may apply portions of our excess cash towards the repayment of our long term debt. In the year ended December 31, 2006 and the six months ended June 30, 2007, we prepaid long-term debt of approximately $24.5 million and $7.0 million, respectively.

  Analysis of Cash Flows and Working Capital

        Cash provided by operating activities was $10.2 million in the six months ended June 30, 2007 compared to $16.2 million in the six months ended June 30, 2006. The decrease in cash flow related primarily to a decrease in net income and a higher increase in the non-cash components of working capital compared to the six months of 2006, all of which was partially offset by an increase in non-cash expenses including depreciation and amortization and deferred taxes. Cash provided by operating activities was $42.3 million, $26.4 million and $33.1 million for 2006, combined 2005 and 2004, respectively. The increase in cash from operating activities in 2006 as compared to combined 2005 is primarily attributable to an increase in net income resulting from the acquisition of Nevamar for the ten month post-acquisition period and an increase in depreciation and amortization. The decrease in cash from operating activities in combined 2005 as compared to 2004 is due primarily to a decrease in net income.

        Cash used by investing activities was $7.4 million for six months ended June 30, 2007 compared to $82.4 million in the six months ended June 30, 2006. The decrease in cash used by investing activities in 2007 as compared to 2006 is primarily related to cash expended for the Nevamar acquisition of $77.7 million in 2006 offset by increased capital spending of $2.7 million for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. Total capital spending for the six months ended June 30, 2007 was $7.4 million compared to $4.7 million for the same period in 2006. Cash used by investing activities was $90.4 million, $8.7 million and $4.0 million for 2006, combined 2005 and 2004, respectively. The increase in cash used by investing activities in 2006 as compared to combined 2005 is primarily related to cash expended for the Nevamar acquisition of $77.8 million and increased capital spending of $3.9 million. Total capital spending for 2006 was $12.6 million compared to $8.7 million for combined 2005. The increase in cash used by investing activities in combined 2005 as compared to 2004 is attributable to increased capital spending of $4.7 million. Total capital spending for combined 2005 was $8.7 million compared to $4.0 million for 2004.

        Cash used by financing activities was $7.0 million for the six months ended June 30, 2007 compared to a cash inflow of $66.9 million in the six months ended June 30, 2006. During the six months ended June 30, 2007, the cash used by financing activities resulted primarily from $7.0 million in term debt prepayments. During the six months ended June 30, 2006, cash provided by financing activities resulted primarily from the additional term debt borrowings of $80.0 million, which we used to fund the Nevamar acquisition. For the first six months of 2006, the cash from the additional term debt borrowings was offset in part by debt acquisition cost of $2.0 million and term debt repayments of $11.1 million. Cash provided by financing activities was $52.1 million in 2006, and an outflow of cash of $13.3 million and $28.2 million in combined 2005 and 2004, respectively. During 2006, the cash provided by financing activities resulted primarily from the additional term debt borrowings of $80.0 million, which were used to fund the Nevamar acquisition. In 2006, the cash from the additional term debt borrowings was offset in part by debt acquisition cost of $2.8 million and term debt repayments of $25.1 million, which included prepayments of $24.5 million on our term debt. During the year ended December 31, 2005, a net cash outflow from financing activities of $13.3 million resulted from payments made to previous shareholders and retirement of stock of $153.0 million, retirement of previous bank debt of $209.4 million, payments of debt financing costs of $11.8 million and redemption of options of $4.1 million. These outflows of cash in combined 2005 were partially offset by proceeds from new bank debt of $135.0 million, proceeds of $150.0 million from the issuance of the notes and a capital contribution of $80.0 million made by the Sponsors and certain members of management. During the year ended December 31, 2004, a net cash outflow from financing activities of $28.2 million resulted from repayments of $143.0 million in bank debt, $7.4 million in fees related to the December 2004 recapitalization and repayment of $86.8 million to Panolam Group Inc. and Panolam Industries Holdings, Inc. These outflows of cash were partially offset by proceeds from new bank debt of $209.0 million.

        We expect to fund ongoing operations through cash generated by operations and borrowings under our revolving credit facility. Our senior credit facility, which became effective in connection with the 2005 Transactions on September 30, 2005, initially consisted of a $135.0 million senior secured single draw seven-year term loan facility, and a $20.0 million senior secured five-year revolving credit facility, of which $2.5 million was drawn down on September 30, 2005, and repaid in October 2005. In March 2006, the term loan was increased to $215.0 million and the revolving credit facility was increased to $30.0 million. We prepaid $24.5 million of the term loan in 2006 and $7.0 in the six months ended June 30, 2007.

        Borrowings under our senior credit facility bear interest at our option at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. The interest rates on borrowings under our revolving credit facility are subject to adjustment based on a leveraged-based pricing. At June 30, 2007 and at December 31, 2006, the interest rate on the term loan facility was at annual rates of 8.10% and 8.12%, respectively. Our senior credit facility requires us to meet a maximum total leverage ratio, a minimum interest coverage ratio and an annual maximum capital expenditures limitation, which were 5.75, 1.90 and $11.4 million (including a $2.4 million carryover from 2006) at June 30, 2007, respectively. In addition, the senior credit facility contains certain restrictive covenants which, among other things, limit our ability to incur additional indebtedness, pay dividends, prepay subordinated debt and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of default, subject to grace periods, as appropriate.

        The indenture governing the notes also contains a number of covenants that restrict our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock, pay dividends or make other equity distributions, repurchase or redeem capital stock, make investments or other restricted payments, sell assets or consolidate or merge with or into other companies, the ability of our restricted subsidiaries to make dividends or distributions to us or our ability to engage in transactions with affiliates and create liens. Future principal debt payments are expected to be paid with cash flow generated by operations and borrowings under our revolving credit facility.

        We refinanced our debt in December 2004, borrowing $134.0 million under a first lien term loan facility and $75.0 million under a second lien term loan facility. These amounts are consistent with the payment of our previous debt and a dividend to stockholders. The refinancing reduced the applicable interest margin and lengthened the amortization schedule of our bank debt. We wrote off $2.9 million of the fees associated with an October 2003 refinancing and capitalized $7.4 million of fees related to the December 2004 refinancing. On September 30, 2005, these loans were paid in full as part of the 2005 Transactions.

        Our ability to make scheduled payments and additional prepayments of principal, or to pay the interest or additional interest, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of our operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under our senior credit facility, will be adequate to meet our future liquidity needs over the next 12 months. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

  Contractual Obligations

        The following table summarizes our financial commitments as of December 31, 2006:

		Cash Payments by Period
	Total	2007	2008	2009	2010	2011	Thereafter
	(in thousands)
Term loan facility(1)	$189,586	$—	$—	$1,766	$2,152	$2,152	$183,516
Senior subordinated notes	151,000	—	—	—	—	—	151,000
Capital lease obligations	66	30	36	—	—	—	—
Operating lease obligations(2)	8,098	2,018	1,227	963	803	756	2,331
Purchase obligations(3)	34,726	34,500	226	—	—	—	—
Income tax obligations	2,731	2,731	—	—	—	—	—
Benefit plan obligations(4)	5,293	348	377	393	454	481	3,240
Intercompany payable to Panolam Holdings Co(5)	8,460	—	—	—	—	—	8,460
Annual management fee(6)	9,000	1,500	1,500	1,500	1,500	1,500	1,500
Fixed interest charges—term loan(7)	88,553	15,588	15,588	15,545	15,377	15,200	11,255
Fixed interest charges—senior subordinated notes(7)	109,572	16,233	16,233	16,233	16,233	16,233	28,407

Total contractual obligations	$607,085	$72,948	$35,187	$36,400	$36,519	$36,322	$389,709

(1)
During the six month period ended June 30, 2007, the Company prepaid an additional $7,000 of term debt and as a result, the entire remaining term loan balance of $182,586 is due in September 2012.

(2)
Includes $4,062 of operating lease obligations related to closed Nevamar plants and distribution centers. Such liability has been accrued for through purchase accounting and the current portion of the operating lease obligations is reflected in the balance sheet line item labeled accrued liabilities and the long-term portion is reflected in other liabilities.

(3)
Consists of obligations for the purchase of raw materials, other goods and services and capital purchases of plant improvements and machinery and equipment.

(4)
Consists of estimated benefit payments scheduled to be paid over the next ten years. The accrual for pension and post-retirement benefit costs is included in the balance sheet line item labeled other liabilities.

(5)
Amount reflects the principal at December 31, 2006 of $5,198 and accrued interest of $3,262 related to the junior subordinated note issued by Holdings to the sellers of Nevamar.

(6)
Amount for the column labeled "Thereafter" reflects only one year of additional payments. Each subsequent year would require a payment of $1,500.

(7)
Amount reflects the total interest expected to be paid through September 30, 2012 for the term loan and September 30, 2013 for the notes.

        The capital leases referred to above are for forklifts in our Elkhart, Indiana distribution center. The operating leases referred to in the above table include our manufacturing facilities in Huntsville, Ontario; Oshkosh, Wisconsin; Albany, Oregon; Norcross, Virginia; Auburn, Maine; Hampton, South Carolina; and Morristown, Tennessee; our corporate headquarters in Shelton, Connecticut, our distribution centers in Elkhart, Indiana; Conyers, Georgia; Rancho Cucamonga, California; Dallas, Texas; Westhampton, New Jersey; and Montevideo, Minnesota, and to the extent applicable, our closed manufacturing and distribution facilities. Leases include buildings, machinery, office equipment and vehicles.

        In April 2005, we contracted to build an addition to our Morristown, Tennessee facility for an expansion of our industrial and engineered laminates line. Construction began in the third quarter 2005 and the project is expected to come on line by the middle part of the fourth quarter of 2007. Total capital expenditures for this project were approximately $5.6 million in combined 2005 and $8.6 million in 2006. Expenditures related to this project are expected to be approximately $6.0 million in 2007.

  Off Balance Sheet Obligations

        We have no off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

  Regulatory Compliance

        We are subject to federal, state, local and foreign (Canadian) laws, regulations and ordinances pertaining, among other things, to the quality and the protection of the environment and human health and safety and that require us to devote substantial time and resources in an effort to maintain continued compliance. There can be no assurance that judicial or administrative proceedings seeking penalties or injunctive relief will not be brought against us for alleged non-compliance with applicable environmental laws and regulations relating to matters as to which we are currently unaware. In addition, changes to such regulations or the enactment of new regulations in the future could require us to undertake capital improvement projects or to cease or curtail certain operations or could otherwise substantially increase the capital requirements, operating expenses and other costs associated with compliance. We believe we have adequately provided for costs related to our ongoing obligations with respect to known environmental liabilities. Such expenditures related to environmental liabilities during the year ended December 31, 2006 did not have a material effect on our financial condition or cash flows. Such expenditures are related to the costs to maintain general compliance at our facilities. The majority of the costs include staffing and training expenses, permitting and emission based fees, testing and analytical fees and waste disposal fees.

        Our Auburn, Maine facility is subject to a Compliance Order by Consent, or COC, dated May 5, 1993, issued by the State of Maine Department of Environmental Protection, or DEP, with regard to unauthorized discharges of hazardous substances into the environment. We, along with the previous owners, are named in the COC, and are required to investigate and, as necessary, remediate the environmental contamination at the site. Because the unauthorized discharges occurred during the previous ownership, the previous owners have agreed to be responsible for compliance with the COC. The nature and extent of remediation has not yet been determined. The financial obligation of the previous owners to investigate and/or remediate is unlimited except with regard to a portion of the land known as "area 2" at our Auburn, Maine facility, which is capped at $10.0 million. We have recorded a liability of $0.7 million at June 30, 2007 and December 31, 2006 and have recorded a liability of $0.8 million at December 31, 2005, for site remediation costs in excess of costs assumed by the previous owners. We could incur additional obligations in excess of the amount accrued and our recorded estimate may change over time.

  Qualitative and Quantitative Disclosures About Market Risk

        Market risks relating to our operations result primarily from changes in general economic conditions and interest rate fluctuations. In the normal course of business, we also have foreign currency risks associated with our Canadian operations. There is also risk related to commodity price changes for items such as particleboard, medium density fiber-board, or MDF, and raw paper. In addition, we have exposure to changes in energy related costs for natural gas, heating oil and electricity. Many of the resins and chemicals used to produce our resins are petroleum based and therefore subject to the same market fluctuations as energy costs. We are also subject to surcharges by trucking companies due to the increased fuel costs. We employ established purchasing policies and procedures to manage our exposure to these risks. We do not utilize derivative financial instruments for trading, speculative or other purposes.

  Interest Rate Risk

        Our interest rate risk management objective is to limit the impact of interest rate changes on net income and cash flow and to lower overall borrowing cost.

        Interest margins are outlined in the Credit Agreement and total interest rates can fluctuate based on market rates. Based on the average outstanding amount of our variable rate indebtedness at June 30, 2007, a 10% change in the interest rates at June 30, 2007 would have the effect of increasing or decreasing interest expense by approximately $1.5 million. Potential interest rate impact would also be affected by utilization of the revolving credit facility. At June 30, 2007, there were no borrowings outstanding under our revolving credit facility.

        The net amounts paid or received and net amounts accrued through the end of the accounting period are included in interest expense. Interest expense also includes the amortization of debt acquisition costs. For the year ended December 31, 2005, interest expense also included the write-off of $6.2 million in unamortized debt acquisition costs associated with repaid debt.

  Foreign Currency Exchange Risk

        We have a Canadian subsidiary, Panolam Industries, Ltd., that has a manufacturing facility in Canada that sells to both Canadian and U.S. customers and purchases from both Canadian and U.S. suppliers. The Canadian subsidiary's sales tend to be evenly split between U.S. and Canadian customers but shift depending on market demand; however, a greater percentage of raw materials purchases are in local currency. As a result, when the Canadian dollar strengthens, expenses increase as a percent of sales when reported in U.S. dollars. Conversely, when the Canadian dollar weakens it has the opposite effect. At the same time the Canadian foreign exchange rate fluctuations require revaluation of the Canadian subsidiary's balance sheet resulting in foreign currency translation exchange gains or losses being charged or credited to other comprehensive income or (loss) on the balance sheet. We do not enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk.

        Our Canadian subsidiary operates within its local economic environment and utilizes its own operating cash flow to fund its operations. In December 2004, the Canadian subsidiary entered into a U.S. dollar denominated intercompany note payable to us. The intercompany note payable, including accrued interest due to us, was fully settled in March 2007 with operating cash flow generated by our Canadian subsidiary.

        During the year ended December 31, 2006, we recorded ($0.1) million income related to net foreign exchange transaction and revaluation adjustments, a decrease of $0.1 million over the same period last year. At December 31, 2006, we had approximately $0.3 million of unfavorable foreign currency translation adjustments and at June 30, 2007 we had approximately $9.3 million of favorable foreign currency translation adjustments included in stockholder's equity. There can be no assurances that the Canadian foreign exchange rate will not fluctuate adversely in the future and the potential risk for translation losses is not quantifiable.

  Commodity Pricing Risk

        We purchase commodities for our products such as paper, resins (or chemicals used in making resins), wood furnish (used in the production of particleboard), raw particleboard and MDF. We also purchase other commodities, such as natural gas, heating oil and electricity. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor, and we are subject to risks on the pricing of these commodities. We do not engage in hedging activities for these commodities.

  Credit Concentration Risk

        We sell HPLs and TFMs to various distributors and OEMs; and we extend credit to our customers based on an evaluation of their financial condition. We review our trade accounts receivable balances for collectibility whenever events and circumstances indicate that the carrying amount may not be collectible and provides currently for any unrealizable amounts.

        We had uncollateralized accounts receivable from five nonaffiliated customers approximating 13% and 18% of total gross accounts receivable balances at December 31, 2006 and 2005, respectively. Sales to these five nonaffiliated customers were 9%, 15%, 16% and 19% of consolidated net sales for the year ended December 31, 2006, the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2004, respectively. No single customer represented over 10% of sales or accounts receivable.

  New Accounting Pronouncements

        In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which will become effective in 2008. SFAS No.159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. We will adopt this statement in fiscal year 2008 and are currently evaluating if we will elect the fair value option for any of our eligible financial instruments and other items.

        In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension plan in its balance sheets. Changes in the funded status are recognized in comprehensive income. The statement requires an employer to measure the funded status of a plan as of the date of the balance sheet. Aside from additional disclosures required, implementation dates for non-public companies is for fiscal year ending after June 15, 2007. The requirement to measure the funded status on the same day as the balance sheet is for fiscal years ending after December 15, 2008. The effect on our financial statements is not expected to be material.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures. There are no new fair value measurements required with this statement, just clarification of current requirements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Although applicable to us, it is not expected to have a material impact on our consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and provides guidance on classification and disclosure requirements for tax contingencies. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. The Company adopted FASB Interpretation No. 48 on January 1, 2007 and did not recognize a change in its liability for unrecognized tax benefits as a result of implementing FIN 48.

        In September 2006, the SEC issued Staff Accounting Bulletin 108 ("SAB 108") to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 is effective as of the beginning of our 2007 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2007 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material effect on our financial statements.

BUSINESS

Overview

        We are a leading designer, manufacturer and distributor of decorative laminates in the United States and Canada with sales of approximately 500 million square feet in 2006. Our products, which are marketed under the Panolam, Pluswood, Nevamar and Pionite brand names, are used in a wide variety of commercial and residential indoor surfacing applications, including kitchen and bath cabinets, furniture, store fixtures and displays, and other specialty applications. We also market other decorative laminates including FRL, a fiber reinforced laminate product. In addition to decorative laminates, we manufacture and distribute industrial laminate products, including Conolite and Panolam FRP, a fiber reinforced product. We also produce and market a selection of specialty resins for industrial uses, such as powdered paint, adhesives and melamine resins for decorative laminate production, custom treated and chemically prepared decorative overlay papers for the HPL and TFM industry, and a variety of other industrial laminate products such as aircraft cargo liners and bowling lanes.

        We are the only vertically integrated manufacturer in North America of both thermally-fused melamine, or TFM, and high pressure laminates, or HPL, with locations in the United States and Canada and we design, manufacture and distribute our products throughout our principal markets. For the year ended December 31, 2006 and for the six months ended June 30, 2007 we generated net sales of $460.1 million and $224.2 million, respectively. During these periods, our decorative laminates products comprised approximately 89% of our net sales.

        We offer an array of decorative and industrial laminate products from premium to commodity grades at a broad range of prices. HPL, TFM, fiber reinforced laminate, or FRL, Leatherlam, fiber reinforced plastic, or FRP, and our engineered laminates are utilized as durable and economical look-alike substitutes for natural surfacing materials such as wood, stone and ceramic. HPL is used in surfacing applications requiring greater surface wear and impact resistance than applications using TFM. FRL, a proprietary product, is used in surfacing applications requiring greater surface wear, impact resistance and fire prevention than applications using HPL. FRP is used in building, trucking and recreational, or RV, markets. A typical customer or end user of decorative overlays might utilize HPL, TFM, FRL, FRP or Leatherlam for different surfaces of the same project. Our TFM products consist of a custom palette of over 160 colors, patterns and wood grains. Our HPL products consist of a custom palette of approximately 400 colors, patterns and wood grains.

        We market and distribute our decorative laminate products through a geographically diverse network of over 300 distributors. For many of our distributors, we are their exclusive supplier of decorative laminates, HPL, TFM or both. In addition, we sell to over 700 national and regional original equipment manufacturers, or OEMs, who buy proprietary designs and customized versions of our products directly. Our products are supported by a dedicated in-house sales force and customer service team.

Our Products

        We primarily design, manufacture, market and distribute decorative laminate products. Our other product offerings, consisting of specialty resins, decorative overlay papers and industrial laminates, complement our core decorative laminate product lines. We have two reportable segments, decorative laminates and other. Decorative laminates manufactures and distributes decorative laminates, specifically TFM and HPL, for use in a wide variety of residential and commercial indoor surfacing applications. Our other segment includes the production and marketing of a variety of specialty resins for industrial uses, custom treated and chemically prepared decorative overlay papers and a variety of other industrial laminates. Our products are manufactured and primarily sold in the United States and Canada. For information regarding our reportable segments and sales by country, see Note 18, "Segment Information," to our consolidated financial statements for the years ended December 31,

2006, 2005 and 2004 and for the six months ended June 30, 2007 and 2006. The following table presents the percentage of net sales represented by each of our products for the periods presented:

	Year Ended December 31,
	2006	2005	2004
Decorative overlay laminates	89%	86%	86%
Other products, net of eliminations	11%	14%	14%

Total	100%	100%	100%

        We estimate that our backlog of unfilled orders was $16.8 million and $17.6 million at June 30, 2007 and December 31, 2006, respectively. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions. Unfilled orders may be cancelled prior to shipment of goods. It is expected that all or a substantial portion of the backlog will be filled within the next 3 months. Significant segments of the Company's business, such as sales to distributors, generally have short lead times and therefore, backlog may not be indicative of future demand for our products.

  Decorative Laminates

        We design, manufacture and distribute decorative laminates in the United States and Canada.

  High-Pressure Laminates

        HPL consists of a layer of melamine impregnated decorative paper and several layers of phenolic impregnated kraft paper that are cured under pressure and heat and fused together to form a laminate that is then bonded by the user to a substrate. Other adhesive based overlays consist of a single layer of vinyl, foil or low basis weight paper that is bonded to a substrate. HPL provides significantly greater surface wear and impact resistance than TFM, but costs approximately twice as much to produce and install. Although adhesive based overlays are cheaper than HPL and TFM, they offer significantly lower performance. HPL is used in commercial and residential indoor surfacing applications, including countertops and cabinetry, furniture, fixtures and flooring.

        We offer our HPL products in a variety of grades including: (i) standard grade, which is the thickest and most durable HPL product and is used in applications requiring the highest impact resistance, such as countertops; (ii) post-forming grade, which is thinner than the standard grade and is generally used in applications calling for rounded edges or contoured surfaces; and (iii) vertical grade, which is our thinnest HPL product and is used in vertical surfaces such as cabinet side panels and other applications that do not require the high impact resistance offered by thicker HPL. Key applications for horizontal grades include countertops, store fixtures, desks and other furniture. Postforming grades are the next thickest, also designed for horizontal applications but their thinner composition is more suitable for postforming processes. Vertical grade laminates are thinnest and least expensive but do not have a high level of impact resistance. Primary applications include wall panels, elevator cabs, and sides of case goods and other furniture. We also offer numerous engineered decorative laminates that are designed to meet specific physical performance or unusual design requirements such as bowling lanes, chemical and low electrical resistant work surfaces, silk screening for applications such as signage and game boards and digital printing for table and countertops, as well as aesthetic features such as seamless and pearlescent laminates. Our HPL product lines are available in a standard palette of over 600 colors, patterns and wood grains and are offered in a variety of thicknesses and texture finishes.

        Our HPL product line is marketed under the Pionite and Nevamar brand names. The Nevamar product line has a variety of surface laminate options including: (i) Nevamar ARP Surface (surface protection laminate); (ii) Chemarmor (chemical resistant laminate); and (iii) fire retardant protection. The Pionite product line has various surface laminate options including: (i) ChemGard (chemical resistant laminate); (ii) DecoCor (structural stability laminate); and (iii) Hi-wear (scuff and abrasion protection laminate).

        Growth in demand for HPL is driven by its increased use in fixture, furniture and cabinet applications in various industries and commercial settings such as hospitals and schools. HPL exhibits features such as enhanced durability and impact resistance, which are attractive attributes for furniture applications. The availability of HPL in various textures such as ceramic, wood and stone is complemented by the lower cost of HPL as compared to authentic materials. Moreover, HPL is easier to maintain than its wood alternatives. In addition, digital printing usage in the manufacture of decorative laminates enables laminate manufacturers to provide more realistic and vivid patterned laminates to end-users.

  Thermally-Fused Melanine

        TFM, also known as low-pressure laminate, consists of a decorative paper overlay that is saturated with melamine resin and thermally fused to an engineered wood substrate such as particleboard under pressure and heat. TFM has significantly better pricing and performance characteristics than adhesive based overlays which, although marginally cheaper, are significantly poorer in terms of quality, finish, wear and durability. TFM is used as a durable and economical substitute for natural surfacing materials such as wood, stone and ceramic. The product lines consist of a standard palette of over 500 colors. In addition we offer hundreds of customized colors, patterns and wood grains (which are offered in a variety of panel thicknesses) and texture finishes. TFM is sold as premium or commodity grade. The premium grade consists of a variety of matching wood grains, stone patterns, abstract designs and pseudo-metallics in varying thicknesses. The commodity grade consists primarily of panels sold in approximately 50 shades of whites, almonds and grays in thicknesses of 5/8" and 3/4". In 2006, approximately 63% of our TFM sales were premium grade products, which are priced higher than the commodity grades. TFM is used in a wide variety of commercial and residential indoor surfacing applications, including kitchen and bath cabinetry, furniture, fixtures, displays and other specialty applications. TFM is significantly less expensive than HPL while offering comparable appearance characteristics.

        Growth in demand for TFM is driven by the trend of pairing thermally fused melamine panels (for vertical surfaces and areas requiring less impact resistance) with high pressure laminates (for horizontal surfaces). Other factors driving growth are technological developments and consumers upgrading to TFM as the relative cost of foils has increased.

  Fiber Reinforced Laminates

        FRL, which is a fiber reinforced laminate product, was specifically engineered for wall use. FRL comes in a variety of customized colors, patterns, and wood grains and is offered in a variety of thicknesses and textured finishes. FRL features a Class A fire rating for flame spread and smoke development, is extremely durable with high impact strength and is easy to clean and maintain. These features make it attractive for architects, designers and contractors when specifying material for high-traffic, high-impact commercial installations. Typical environments for FRL include washrooms, supermarkets, fast food restaurants, mass transit facilities, kitchens, hallways and lobbies in facilities such as schools, hospitals and airports. FRL is available in approximately 600 colors and patterns to coordinate with our Panolam, Nevamar, Pionite and Pluswood product lines. Given FRL's Class A rating for low smoke emissions, we are also currently working to certify FRL for cruise ships and airplane applications.

  Industrial Laminates

        We manufacture a variety of industrial laminate product lines. Our current principal industrial laminate product is Conolite, a thin lightweight laminate currently used for aircraft cargo liners. Conolite is designed to incorporate a combination of impact resistance, low weight, flame resistance, edge bearing strength and consistent surface characteristics. Continuous laminates are also used for picture frames. Industrial and other specialty laminates accounted for approximately 2.7% of our sales in 2006.

  Fiberglass Reinforced Plastics

        We recently announced the start of production of fiberglass reinforced plastics, or FRP, in our Morristown, Tennessee facility. FRP is an all-composite product that can resist extreme changes in temperature and humidity without compromising the structure or finish of the product. It is typically manufactured in standard building product sizes and can be installed on the most common substrates. FRP is available in a range of colors and fits with many interior styles. These products have the ability to be used both on exterior products such as recreational vehicles and truck trailers as well as on interior products in hospitals, schools and restaurants.

        Our decorative laminates and industrial laminate products are used in a wide variety of residential and commercial indoor surfacing applications where cost, durability, design, construction versatility and ease of maintenance are important factors. These applications include kitchen and bath cabinets and countertops, furniture, store fixtures and displays and other specialty products. The following table sets forth frequently used applications:

Examples of Applications
	HPL Applications	TFM Applications	FRL Applications	FRP Applications
Brands
Kitchen and Bath	Countertops Cabinets	Countertops
Commercial Furniture	Laboratory tops Game tables Buffet countertops Bartops Salad bars Cabinets Workstations	Office and computer furniture Hotel and motel furniture Dormitory furniture Restaurant furniture Lockers Work surfaces Library shelving and study carrels
Store Fixtures	Store fixtures and displays Flame-retardant fixtures Dressing room partitions	Restaurant serving stations Store fixtures and displays Bookcases Shelving

Specialty Products	Bowling lane floors Mobile home interiors Doors Windowsills Moldings Closets	Speaker cabinets Gaming cabinets Jukeboxes Picture frames Trade show exhibits Cabinets and stands Closets	Recreational vehicles Truck trailers Interior products in hospitals, schools and restaurants	Washrooms Supermarkets Fast food restaurants Mass transit facilities Kitchens Hallways Lobbies in schools, hospitals and airports
Residential Furniture	Tabletops Bedroom suites Entertainment centers Home office furniture Night stands	Ready-to-assemble furniture Entertainment centers Bookcases Wardrobes Bed frames and headboards

  Specialty Resins

        We manufacture specialty resins for our own decorative laminate divisions and for sale to customers for industrial uses such as powder paint, adhesives and melamine resins for HPL and TFM production. For 2006, external sales of specialty resins accounted for approximately 5.3% of our total sales.

  Decorative Overlay Papers

        We supply custom saturated decorative overlay papers under the brand name Resopreg to TFM producers and also treat papers provided to us by our customers. We also manufacture Resopreg saturated decorative overlay papers for internal use in our HPL and TFM production. Decorative overlay papers to outside users accounted for approximately 1.0% of our sales in 2006 and the first six months of 2007.

Properties, Manufacturing and Operating Facilities

        Our manufacturing process incorporates several distinct steps that require coordination in order to ensure flexibility and short lead times, match product standards and achieve high throughput.

        HPL is produced by impregnating papers with melamine and phenolic resins, which are then placed between stainless steel plates in a multi-opening press and cured under pressure and heat. The number of paper laminations per sheet of laminate varies with the specific type of HPL product being produced, but all have melamine resin on the surface to create a hard, durable surface. Surface textures can range from very high gloss, smooth surfaces to deeply textured surfaces and surfaces with other special design and performance features. The HPL product is sold as a laminate, which is then bonded by the customer to a substrate. TFM is produced by thermally fusing a melamine impregnated decorative paper overlay to an engineered wood substrate such as particleboard or, if rounded or shaped edges are required, medium density fiber-board. Our TFM panels are generally laminated on both sides of the substrate.

        We produce TFM at four of our manufacturing facilities. HPL, FRL and Leatherlam are produced at two manufacturing facilities. We currently are operating at approximately 65% capacity utilization and all facilities are profitable. In 2006, capital spending, including the Morristown FRP expansion, comprised approximately 2.7% of our sales.

        HPL can be shipped nationwide readily and at lower cost than TFM, because HPL overlays weigh significantly less as they are adhesive bonded to the substrate by the customer after delivery. We serve the HPL market from our Hampton, South Carolina and Auburn, Maine facilities and through our distribution centers in Elkhart, Indiana, Rancho Cucamonga, California, Conyers, Georgia, Westhampton, New Jersey and Dallas, Texas. Our TFM manufacturing facilities are located near raw material supply sources and are well positioned to service their respective geographic markets, which include southeastern and south central Canada and the northeastern and north central United States (Huntsville, Ontario and Oshkosh, Wisconsin facilities), the southeastern United States (Norcross, Georgia facility) and the western United States and Canada (Albany, Oregon facility).

        The following table lists all of our active facilities as of June 30, 2007 and indicates the location, principal use, square footage and whether the facilities are owned or leased.

Location	Owned/ Leased	Principal Use	Square Feet
Shelton, Connecticut	Leased	Corporate headquarters	19,000
Huntsville, Ontario	Owned	TFM manufacturing (integrated)	400,000
Oshkosh, Wisconsin	Owned	TFM manufacturing	360,000
Albany, Oregon	Owned	TFM manufacturing	170,000
Norcross, Georgia	Leased	TFM manufacturing	106,000
Auburn, Maine	Owned	HPL, FRL, Leatherlam, specialty resin and treated paper	620,000
Hampton, South Carolina	Owned	HPL manufacturing	825,000
Morristown, Tennessee	Owned	Manufacturing of industrial laminate, Conolite and FRP	185,000
Rancho Cucamonga, California	Leased	Re-distribution	97,000
Westhampton, New Jersey	Leased	Re-distribution	80,000
Conyers, Georgia	Leased	Re-distribution	110,000
Elkhart, Indiana	Leased	Re-distribution	156,800
Dallas, Texas	Leased	Re-distribution	31,000
Montevideo, Minnesota	Owned	Distribution Center	30,000

        The following table lists the operations that have been shut down and consolidated into other manufacturing and re-distribution locations during 2006 and 2007 and the current status of the location.

Location	Owned/ Leased	Principal Use	Current Status	Square Feet
Tarboro, North Carolina	Owned	TFM manufacturing	Plant is closed.	180,000
Chino, California	Leased	TFM manufacturing	Plant is closed and the lease expires on June 30, 2011. The property is currently not being sublet.	97,000
Elkhart, Indiana	Leased	Re-distribution	Distribution Center was consolidated into a new Elkhart distribution center. The lease expires March 31, 2010 and currently is not being sublet.	54,000
Aurora, Illinois	Leased	Re-distribution	Distribution center was consolidated into a new Elkhart distribution center. The lease expires August 30, 2007.	97,000
Reno, Nevada	Leased	Re-distribution	Distribution center was consolidated into the Rancho Cucamonga distribution center. The lease expires September 30, 2008 and it currently is being sublet through December 31, 2007.	22,000

Raw Materials

        In 2006, raw material costs accounted for approximately 58% of our cost of goods sold. Three major raw materials are used in our operations: papers, resins (and the chemicals used to make resins) and raw particleboard. Papers are primarily used in HPL manufacturing and constitute approximately 65% of the total raw materials used in HPL production. We use papers that are available worldwide from several major sources and many small producers. Our management team has successfully negotiated with our suppliers to keep our paper prices low over the last four years. Resins consist of three primary raw materials: melamine, phenol and formaldehyde. Most of these items are petroleum based and prices are therefore tied to oil prices. Since we also sell resin to external parties, resin price increases have both positive and negative effects on us. Purchased raw particleboard is primarily used for TFM and comprises approximately 70-75% of the product cost. We do not rely on any single supplier for any raw material needs and have experienced no significant raw material supply problems in the last 10 years.

        Historically, we have been able to successfully manage raw material price increases. We have been able to increase HPL and TFM prices historically. In recent years, including 2006, price increases have helped offset rising materials costs. Going forward, we intend to seek to continue to offset any further rise in raw material costs with price increases, although we can give no assurance that we will continue to be able to do so.

Sales, Marketing and Distribution

        Our sales force and customer service network includes approximately 42 employees who market our existing decorative laminate products. This sales force includes a team of marketing specification representatives who target furniture designers, architects, cabinet manufacturers, chain store and hotel designers, manufactured home builders and custom product designers to meet their specifications. Our sales managers market specialty resins, decorative paper and specialty laminate products in conjunction with outside manufacturer representatives.

        We market and distribute our products through a geographically diverse network of over 250 distributors (most of which are exclusive distributors of our various products) that service most major market product lines and geographic regions in the United States and Canada. Since 2005, we have added ten net new distributors to our network. We also sell products directly to over 700 regional OEM customers. We have a large direct sales force consisting of sales representatives and dedicated in-house customer service employees supporting distributor and regional OEM sales efforts, as well as sales and regional product managers targeting direct sales to national OEMs.

        Our ability to offer matching decorative laminate products is one of our core value propositions. Approximately 38% of our sales for the twelve months ended December 31, 2006 were generated through 50 distributors that carry both of our HPL and TFM brand product lines. We offer decorative laminate products through one combined sales force, conveniently providing customers with one interface.

Customers

        We do not depend on any single customer or a particular group of customers. No single customer individually accounted for more than 4% of our 2006 consolidated revenues. We service a number of diverse, high quality accounts. Our retail customers include CVS, Saks Fifth Avenue, Kohl's and Starbucks. Furniture customers include Herman Miller, Kitchen Craft Cabinetry, Bush Industries and Steelcase. We maintain strong relationships with other high quality accounts, including The Boeing Company, Brunswick Corporation, QubicaAMF Worldwide LLC and United Parcel Service of America, Inc.

Competition

        The decorative overlay industry is highly competitive. Purchasing decisions are typically based on product quality, price, lead time, product line breadth, design leadership, customer service and distribution coverage. The key quality requirements are visual and color consistency and designs that are responsive to fashion trends. Decorative overlay products also compete on price and performance characteristics with other surfacing products, including low-cost artificial adhesive based overlays such as vinyls, foils and low-basis weight papers and high-cost natural surfaces such as wood, stone and ceramic tile.

        Broad geographic scope, scale and distribution strength are competitive advantages in the decorative laminate TFM market. While regional, non-integrated manufacturers are able to compete in the TFM market because shipping is a principal cost component of TFM panels, the largest manufacturers are integrated producers of decorative overlay papers and engineered wood substrate. Over the past several years, some of our competitors have closed facilities, taking capacity out of the market. We believe that several factors contribute to our strong TFM market position, including the integrated nature of our manufacturing process and facilities, our broad line of products and the strength of our sales, customer service and distribution resources.

Intellectual Property

        We rely on a combination of patent, trade name, trademark and copyright laws in the United States and other jurisdictions, as well as employee and third party non-disclosure agreements, license arrangements and domain name registrations, and on unpatented proprietary know-how and other trade secrets, to protect our products, components, processes and applications. We consider our proprietary information, including the widely recognized Panolam, Nevamar, Pionite and Pluswood brand names, to be important, especially in maintaining a competitive position in our markets. Therefore, we take actions to protect our intellectual property rights. With the exception of the brand names Panolam, Nevamar, Pionite and Pluswood, we do not believe any single patent, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

        With respect to proprietary know-how, we rely on trade secret laws in the United States and other jurisdictions and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

        Our registered trademarks include: Panolam, Pionite, Conolite, Resopreg, Leatherlam, Nevamar, Pluswood and FRL.

Research and Development and Product Engineering

        We closely integrate new product development with marketing, manufacturing and product engineering to meet the needs of our customers. We have six employees who work to enhance our existing products and develop new product applications for our growing base of customers who require custom solutions. We believe these capabilities provide a significant competitive advantage in the development of decorative laminate products. Our product engineering employees focus on:

  •
  lowering the cost of manufacturing our existing products;

  •
  redesigning existing product lines to increase their efficiency or enhance their performance; and

  •
  developing new product applications.

Employees

        As of June 30, 2007, we employed 1,419 persons (347 salaried and 1,072 hourly). At the Hampton, South Carolina facility, 371 hourly employees are represented by the Carpenters East Coast Industrial Council Local Union No. 3130 pursuant to a collective bargaining agreement dated October 1, 2003, which expires on October 1, 2009. We believe that relations with our employees are good.

Environmental and Health and Safety Matters

        We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and clean up contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. We may face material liability if we fail to comply with environmental laws and regulations. We may also be required to make large capital expenditures to maintain compliance. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We are also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations are generally in compliance with applicable environmental regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance.

        Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the entire cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who generated wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of whether the owner owned the site at the time of the release of the hazardous substances or the lawfulness of the original waste disposal activity. As a practical matter, however, the costs of investigation and remediation are generally allocated among the viable responsible parties. There is or could be contamination at some of our current or formerly owned or operated facilities, primarily related to historical operations at those sites, for which we could be liable under applicable environmental laws. To the extent we believe there may be a material risk to human health, safety or the environment, we or other parties who have liability for the environmental conditions at those sites are addressing, or have plans to address, environmental conditions at certain of those facilities in accordance with applicable environmental laws and regulations. Our costs or liability in connection with some of those sites cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements.

        Our Auburn, Maine facility is subject to a Compliance Order by Consent, or COC, dated May 5, 1993, issued by the State of Maine Department of Environmental Protection, or DEP, with regard to unauthorized discharges of hazardous substances into the environment. We, along with the previous owners, are named in the COC, and are required to investigate and, as necessary, remediate the environmental contamination at the site. Because the unauthorized discharges occurred during the previous ownership, the previous owners have agreed to be responsible for compliance with the COC. The nature and extent of remediation has not yet been determined. The financial obligation of the previous owners to investigate and/or remediate is unlimited except with regard to a portion of the land known as "area 2" at our Auburn, Maine facility, which is capped at $10.0 million. We have recorded a liability of $0.7 million at June 30, 2007 and December 31, 2006 and have recorded a liability of $0.8 million at December 31, 2005, for site remediation costs in excess of costs assumed by the previous owners. We could incur additional obligations in excess of the amount accrued and our recorded estimate may change over time.

Legal Proceedings

        During 2006, Nevamar was named a defendant in numerous workers compensation claims filed on behalf of current and former employees at the Hampton, South Carolina facility alleging injury in the course of employment due to alleged exposure to asbestos and unidentified chemicals. Under the ownership of Westinghouse Electric Corporation, the Hampton, South Carolina facility manufactured asbestos-based products until approximately 1975. In 2004 and 2005, Nevamar, Westinghouse and International Paper settled 10 workers compensation claims related to alleged asbestos exposure. Under a 2005 agreement with International Paper, Nevamar's liability for workers compensation claims related to alleged exposure to asbestos brought by employees hired before July 1, 2002, is capped at 15% of any damages it shares with International Paper until Nevamar has paid an aggregate of $700,000, at which point we have no responsibility for any additional shared damages. Employees hired by Nevamar after July 1, 2002 and who file claims related to alleged exposure to asbestos are not covered by this indemnity agreement.

        As of June 30, 2007, 298 workers' compensation claims have been filed alleging injury due to exposure to asbestos and unidentified chemicals of which approximately 195 claimants are current Nevamar employees. Approximately 8 of the 297 claimants were hired by Nevamar after July 1, 2002. We believe these claims are occupational disease claims and such claims are non-compensable under current South Carolina law until a claimant can demonstrate a wage-loss disability. We believe that the 195 claimants who are current employees cannot demonstrate a wage-loss disability and therefore these claims should be dismissed. We have received very limited information from claimants regarding these claims and the Company is unable to estimate at this time the amount or range of potential loss, if any, which may result if the outcome of any of the cases described above were unfavorable and the amount of indemnification available were inadequate to cover such losses.

        We are party to other litigation matters involving ordinary and routine claims incidental to the business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, our ultimate costs with respect to such matters, if any, will not have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT

        Under the terms of a stockholders agreement entered into among Panolam Holdings, the Sponsors, Robert Muller and certain other members of our management team who invested in Panolam Holdings, each of the Sponsors have the right to elect three of our directors and are obligated to elect our Chief Executive Officer as an additional director. The following table sets forth the name, age and position of our directors and executive officers as of June 30, 2007.

Name	Age	Position
Robert J. Muller	60	Chairman, President and Chief Executive Officer
Vincent S. Miceli	50	Chief Financial Officer
Stephen C. Feuring	56	Vice President, Sales and Marketing
Jeffrey M. Muller	34	Vice President, Human Resources, General Counsel, and Secretary
Jean-Pierre L. Conte	44	Director
Darren J. Gold	37	Director
J. Ryan Clark	33	Director
William C. Oehmig	58	Director
Hunter Nelson	54	Director
Kent Wallace	36	Director
Richard H. Gesseck	61	Director

        Robert J. Muller has been our President and Chief Executive Officer since 1998 and our chairman since 2000. Before joining us, Mr. Muller was Executive Vice President of Crane Co. for 13 years with responsibility for various industrial and supply businesses. Mr. Muller received a B.Ch.E from Manhattan College, a M.S. from the University of Massachusetts and an M.B.A. from the University of Delaware.

        Vincent S. Miceli is our Chief Financial Officer and joined us in May 2006. Before that, Mr. Miceli served as Vice President of Finance for OptiCare Health Systems, Inc., an integrated eye care service company, from May 2005 after first joining the company as Director of External Reporting in 2004. From 1994 to 2004, Mr. Miceli was Assistant Corporate Controller of Amphenol Corporation, a manufacturer of interconnect products. Mr. Miceli holds a Master of Business Administration with a concentration in finance from the University of Hartford and a Bachelor of Science in Accounting from Quinnipiac College. Mr. Miceli is also an affiliate member of both the American Institute of Certified Public Accountants and the Connecticut Society of Certified Public Accountants.

        Stephen C. Feuring is Vice President of Sales and Marketing and has been with us since 1998. Before joining us, Mr. Feuring served as Director of Marketing and Customer Service for National Vendors, a manufacturer and distributor of automatic merchandisers, from 1995 to 1998 and in various marketing positions with Cadbury Beverages, a UK confectionery and beverage company, from 1987 to 1994. Mr. Feuring received a B.S. from the University of Tennessee.

        Jeffrey M. Muller is Vice President of Human Resources, General Counsel, and Secretary and has been with us since 2000. Before joining us, Mr. Muller was a patent attorney with Ohlandt, Greeley, Ruggiero and Perle, LLP in Stamford, Connecticut. Prior to that, Mr. Muller was a mechanical engineer with Emcore Corporation, a provider of compound semiconductor-based components and subsystems, and was responsible for the design of Metal Organic Compound Vapor Deposition equipment. Mr. Muller received a B.S. in mechanical engineering from Manhattan College, a J.D. from Albany Law School of Union University and is admitted to practice in New York, Connecticut and the U.S. Patent and Trademark Office. Mr. Muller is the son of Robert J. Muller, our Chairman, President and Chief Executive Officer.

        Jean-Pierre L. Conte became one of our directors following consummation of the 2005 Transactions. Mr. Conte is currently Chairman and Managing Director of Genstar Capital. Mr. Conte joined Genstar Capital in 1995. Before leading Genstar Capital, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He began his career at Chase Manhattan in 1985. He is a director and former chairman from 2001 to 2006 of PRA International, Inc. (NASDAQ: PRAI), a director of American Pacific Enterprises, LLC, Propex Inc., and Harlan Sprague Dawley, Inc. Mr. Conte holds a B.A. from Colgate University and an M.B.A. from Harvard University.

        Darren J. Gold became one of our directors following consummation of the 2005 Transactions. Mr. Gold joined Genstar Capital in 2000 and is currently a Managing Director. Before joining Genstar Capital, Mr. Gold was an engagement manager with McKinsey & Company, a management consulting firm. He has served as a director at INSTALLS inc., LLC since 2002 and currently is also a director at ConvergeOne and International Aluminum. Mr. Gold holds a B.A. in Political Science and History from the University of California, Los Angeles and a J.D. from the University of Michigan.

        J. Ryan Clark became one of our directors following consummation of the 2005 Transactions. Mr. Clark is a Vice President at Genstar Capital. Prior to joining Genstar Capital, Mr. Clark was an associate at Hellman & Friedman LLC, a private equity investment firm in San Francisco. Previously, he worked in the Mergers, Acquisitions and Restructuring Department at Morgan Stanley in New York. Mr. Clark currently serves as a director of Fort Dearborn Company and a director of 21st Services, LLC. Mr. Clark holds an M.B.A. from the Harvard Business School and an A.B. in Environmental Science and Public Policy from Harvard College.

        William C. Oehmig became one of our directors following consummation of the 2005 Transactions. Mr. Oehmig has been a principal with The Sterling Group since 1984, having worked previously in banking, mergers and acquisitions, and as Chief Executive Officer and Chief Financial Officer of several private companies. Before joining The Sterling Group, Mr. Oehmig represented foreign investors in purchasing and managing U.S. companies in the oil field service, manufacturing, distribution, heavy equipment and real estate industries. He began his career in Houston with Texas Commerce Bank in 1974. He currently serves on the board of Exopack and North American Energy Partners, previously serving as Chairman of each company, and since December 2004 he has served on the board of Propex Fabrics Inc. In addition, Mr. Oehmig serves on the board of trustees at The Baylor School in Chattanooga, Tennessee. Mr. Oehmig received his B.S. in economics from Transylvania University and his M.B.A. from the Owen Graduate School of Management at Vanderbilt University.

        Hunter Nelson became one of our directors following consummation of the 2005 Transactions. He has been a principal with The Sterling Group since 1989, following the sale of Fiber Industries, Inc., a manufacturer of PET fiber and bottle resin, where he served as Vice President of Administration and General Counsel from its formation in 1988. Before joining Fiber Industries, Mr. Nelson was a partner in the law firm of Andrews & Kurth L.L.P., which he joined in 1979. At Andrews & Kurth, Mr. Nelson specialized in mergers and acquisitions, securities and corporate finance and general corporate law. Mr. Nelson's directorships include Propex Inc., Roofing Supply Group, LLC., where he serves as chairman of the board, Kerrco Inc., and several small family related businesses. In addition, Mr. Nelson is on the foundation boards of Christus Foundation for Healthcare, Strake Jesuit College Preparatory and Yellowstone Academy. Mr. Nelson received a B.B.A. in accounting and a J.D. with honors from the University of Texas at Austin.

        Kent Wallace became one of our directors following consummation of the 2005 Transactions. Mr. Wallace joined The Sterling Group in 2001. Previously he was an Assistant Vice President at Long-Term Credit Bank. Mr. Wallace began his career at Coopers & Lybrand. Mr. Wallace currently serves as a director of Hudson Products Holding Inc. and serves on the board of directors of the Zina Garrison Foundation. He received his B.B.A. and M.P.A. in accounting from the University of Texas and his M.B.A. with honors from the Graduate School of Business at the University of Chicago.

        Richard H. Gesseck, CPA joined our board of directors on January 18, 2006. Mr. Gesseck began his career with Ernst & Young LLP in September 1969 and served publicly and privately held manufacturing and distribution entities as an audit partner for over 20 years. Mr. Gesseck retired from Ernst & Young LLP in January 2004. Currently, Mr. Gesseck serves on the Connecticut State Board of Accountancy and chairs our Audit Committee. He also teaches Securities and Exchange Commission reporting and other accounting and auditing courses for the American Institute of CPAs. Mr. Gesseck holds a B.S. in Business Administration from the University of New Haven. Mr. Gesseck is a partner with UHY LLP and a managing director and principal of UHY Advisors, Inc. He is also a board member of Nutmeg Financial, MHC and Briarwood College.

  Board Committees

        Our board of directors has established an audit committee, compensation committee and nominating and governance committee. The members of our audit committee are J. Ryan Clark, Kent Wallace and Richard H. Gesseck. The members of our compensation, and nominating and governance committees are Robert J. Muller, Darren J. Gold and Hunter Nelson.

  Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee is or was during 2006 an employee, or is or ever has been an officer, of the Company. No executive officer of the Company served as a director or a member of the compensation committee of another company, one of whose executive officers serves as a member of our board of directors or compensation committee.

Executive Compensation

Compensation Discussion & Analysis

  Overview

        The compensation committee (the "Committee") of the board of directors is primarily responsible for setting the compensation for the Company's named executive officers. The objectives of the Company's executive compensation program are to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by tying a portion of each executive's cash compensation to the achievement of performance goals based primarily on the Company's adjusted EBITDA as defined in the Company's Credit Agreement.

        The Company's executive compensation program has three elements: base salary, a cash bonus plan called the Bonus Plan, which was adopted in January of 2006 by the Committee, and stock options granted under the Company's 2005 Equity Incentive Plan. While the Committee believes that the named executive officers' compensation should contain an appropriate mix of salary, cash incentive compensation and equity compensation, the Committee did not establish a formula for allocating executive compensation among the various elements.

        Robert J. Muller, the Company's Chief Executive Officer, has an employment agreement, which is described under "Employment Agreements" beginning on page 81. The employment agreement establishes Mr. Muller's base salary and bonus opportunity. Vincent S. Miceli, Chief Financial Officer,

Stephen C. Feuring, Vice President, Sales and Marketing, and Jeffrey M. Muller, Vice President, Human Resources and General Counsel, also are party to employment agreements with the Company. The employment agreements for Messrs. Miceli, Feuring and Muller are terminable by the Company or the executive at any time and do not establish the terms of the executives' compensation. See "Employment Agreements." For these named executive officers, the Committee establishes a total cash compensation target based on the committee's knowledge of the industry and its experience with companies similarly situated to the Company. The Committee also considers management compensation at the Company's competitors, which include Formica and Nevamar (prior to our acquisition of them). Based on this information, the Committee was able to establish a benchmark for assessing the competitiveness of the Company's compensation and the appropriate allocation of compensation between cash and equity.

        The Committee also considers the contributions of each named executive officer to the Company's performance and the responsibilities of each named executive officer in connection with the Company's business plan. The Committee requested the Chief Executive Officer's input with respect to the contribution of each named executive officer (other than the Chief Executive Officer) to the Company's performance, particularly in connection with establishing performance targets and potential bonus payouts under the Bonus Plan. The Committee reviewed the Chief Executive Officer's recommendations in connection with making its final determination of each named executive officer's salary and bonus opportunity. Targets under the Bonus Plan are set at the discretion of the Chairman and Chief Executive Officer and the Chairman and Chief Executive Officer is entitled to adjust the bonus payout of participants (other than the Chairman and Chief Executive Officer) in the Bonus Plan to reflect that participant's contribution to the Company's performance.

        The Chief Executive Officer's role in setting executive compensation is limited to the role described above. Except as described above, the Committee retains final decision making power with respect to all elements of executive compensation. The Chief Executive Officer does not retain the ability to call meetings of the compensation committee or otherwise influence the setting of executive compensation.

  Base Salary

        The Committee sets base salaries for each named executive officer at levels intended so that the Company remains competitive in the market for executive talent in which it competes and to provide each named executive officer with a predictable income that appropriately compensates the named executive officer for his contributions to the Company's performance.

        Each named executive officer's base salary is established based on the Committee's industry knowledge and peer group data as described above and is adjusted based on the named executive officer's individual performance and experience. The Committee believes that executive officers with a greater level of responsibility within the Company, should receive a greater percentage of their compensation based on the Company's performance. Given the Company's positive performance in 2006 and the increased responsibilities taken on by the named executive officers after the Nevamar acquisition, base salaries for the named executive officer's in 2007 were increased within a range of 4% to 27%.

        Given the limited use of equity compensation in the Company's compensation program, the Company has not to date adjusted base salaries or bonus opportunities based on any amounts realized through prior equity compensation awards.

  Cash Incentive Compensation

        Each named executive officer is eligible to receive a cash bonus equal to a percentage of his salary. The cash bonus opportunity is based primarily upon the Company's achievement of EBITDA targets set prior to the beginning of the year. EBITDA is the Company's earnings before taking into account interest, taxes, depreciation and amortization. The Company's EBITDA may be adjusted in the sole discretion of the Committee to exclude extraordinary events and acquisitions or dispositions that occur during the year.

        Cash incentive bonus payments are calculated primarily by the Company's achieving budgeted EBITDA goals for the year, though bonus payouts can be adjusted by the Chairman and Chief Executive Officer to reflect individual performance. The Committee believes that this approach is the most useful measure of management's effectiveness in creating value for the shareholders of the Company. The Company measures EBITDA annually and pays annual bonus payments under the Bonus Plan if the Company has achieved the objectives set by the Committee.

        In 2006, the Committee set the target for EBITDA at $65.0 million. The Committee believes that at the time the target was selected there was a moderate chance that the target would be achieved. If the target was achieved, Robert J. Muller was entitled to a bonus equal to 75% of his base salary while each other named executive officer was entitled to a bonus payout of 40% of his base salary. Bonus payouts were increased or decreased based on the amount by which the Company exceeded or fell short of the EBITDA target. Cash incentive payouts for the Chief Executive Officer ranged from 50% to 150% of his base salary. Cash incentive payouts for the other named executive officers ranged from 20% to 66.5% of the named executive officer's base salary. No bonuses could be earned by any executive officer if the Company's EBITDA was less than $59.0 million. In fiscal 2006, officers earned Bonus Plan payments as EBITDA was 119.38% of the target.

  Equity Incentive

        The Company's executive officers are eligible to receive equity based awards under the Panolam Holdings Co. 2005 Equity Incentive Plan. To date, the Committee has only granted options to purchase shares of Panolam Holdings common stock under the Plan. Options are awarded at the discretion of the Committee and generally vest in equal annual installments over a five year period. In determining the size of the option award granted to each named executive officer, the Committee considers equity awards received by similar officers at comparable companies and the Chief Executive Officer's views regarding the past and/or future contribution of the named executive officer to the Company's performance. The exercise price of all stock options is the per share fair market value of Panolam Holdings common stock on the date of grant. To determine the per share fair market value, the Company engaged an outside consultant to provide a valuation of the Company. In making its determination, the consultant considered the fair value based methodology of accounting for employee stock options as described in SFAS 123-R.

        Newly hired executive officers typically receive grants following their hire dates, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executive officers if the Committee determines the awards promote retention. To date, the Committee has only awarded options to named executive officers upon the closing of the 2005 Transactions (for named executive officers then employed by the Company) and to Vincent S. Miceli on May 9, 2006, his initial hiring date, and in March 2007.

        The Committee believes that the use of options that vest over an extended period of time promotes the retention of named executive officers as well as the Company's interest in producing shareholder value over the long term. 2005 and 2006 were transitional years for the Company. Following the 2005 transactions and the 2006 acquisition of Nevamar the Company experienced turnover among its employees, particularly in the executive ranks. As a result, the Committee determined that the opportunity for equity ownership in the form of options to acquire common stock would provide the Company with the needed stability among its executive officers and make it more attractive for recruiting executive talent.

        Given the size of the equity awards granted to each named executive officer upon consummation of the 2005 transactions or the date of hire, as applicable, and the size of each named executive officer's cash compensation, the Committee determined not to grant option awards to the named executive officers in 2006 or to date in 2007.

  Other Compensation

        The Company does not provide its executive officers with significant perquisites. The amounts shown in the Summary Compensation Table under the heading "Other Compensation" represent the value of Company matching contributions to the executive officers' 401(k) accounts and the taxable value of certain life insurance benefits. Executive officers did not receive any other perquisites or other personal benefits.

  Chief Executive Officer Compensation

        The Chief Executive Officer's base salary and bonus opportunity are set forth in his employment agreement. "See Employment Agreements" below. The Sponsors believe that it was exceedingly important to retain the Chief Executive Officer in connection with their acquisition of the Company and negotiated the employment agreement as part of their acquisition of the Company.

        Total compensation paid to the Company's Chief Executive Officer in 2006 was significantly higher than that of the other named executive officers. The Committee believes that the Chief Executive Officer's pay is appropriate given his job experience, responsibilities and length of service with the Company. The Committee uses the same factors in determining the compensation of the Chief Executive Officer as it does for the other participants in the Bonus Plan though the targets for the Chief Executive Officer were initially set forth in his employment agreement. Those targets were adjusted by the Committee in 2006 due to the Company's acquisition of Nevamar. The Chief Executive Officer's base salary for Fiscal 2006 was $650,000. The Chief Executive Officer received a cash incentive payment for fiscal 2006 under Bonus Plan totaling $965,000.

  Recoupment Policy

        The Company has not established a policy for the recoupment of performance based compensation in the event of a restatement of its financial statements.

Summary Compensation Table—2006

Name and Position	Salary ($)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation ($)(3)	Total ($)
Robert J. Muller Chairman, President and Chief Executive Officer	$633,333	$269,319	$965,000	$7,500	$1,875,152
Vincent S. Miceli(4) Chief Financial Officer	$112,500	$208,300	$95,000	—	$415,800
Stephen C. Feuring Vice President, Sales and Marketing	$168,333	$53,870	$142,523	$4,500	$369,226
Jeffrey M. Muller Vice President, Human Resources and General Counsel	$153,333	$53,870	$130,646	$6,067	$343,916
Richard W. Stoll(5) Former Vice President, Finance	$43,333	—	—	—	$43,333
Steven C. Legard(6) Former Vice President, Manufacturing	$141,667	$26,935	—	—	$168,602

(1)
The amounts shown in the Option Awards column represent the dollar amounts recognized in 2006 for financial statement reporting purposes, as computed in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("FAS 123(R)"). For information regarding significant factors, assumptions and methodologies used in our computations pursuant to FAS 123(R) with respect to awards of stock options, see Note 15, "Stock Options," to the Company's consolidated financial statements for the year ended December 31, 2006 included in this prospectus.

(2)
Represent amounts paid resulting from the achievement of EBITDA goals established by the Company's compensation committee.

(3)
The amounts shown in the "All Other Compensation" column represent matching contributions under the Company's 401(k) plan.

(4)
Mr. Miceli joined the Company on May 9, 2006. Mr. Miceli's payout under the Company's non-equity incentive compensation plan was based on his pro rated 2006 salary.

(5)
Mr. Stoll's employment terminated on April 24, 2006, and his options were cancelled.

(6)
Mr. Legard's employment terminated on January 19, 2007 and his options were cancelled.

Grants of Plan-Based Awards in 2006

        The following table shows certain information for options granted to our named executive officers in 2006:

Name	Grant Date	All Other Option Awards: Number of Shares Underlying Options (#)	Exercise Price of Option Awards ($/Sh)		Grant Date Fair Value of Option Awards
Vincent S. Miceli	May 9, 2006	500	$500.00	(1)	$416.60

(1)
The Company engaged an independent third party appraiser to determine the exercise price of the options awarded.

Employment Agreements

  Robert J. Muller

        Panolam Industries International, Inc. and Panolam Holdings entered into a Second Amended and Restated Employment Agreement with Robert J. Muller to serve as our Chief Executive Officer effective upon the closing of the 2005 Acquisition. The agreement has an initial term ending on December 31, 2010, and after such date, Mr. Muller will continue to serve for additional one year terms, unless either party terminates the agreement in accordance with its provisions.

        Mr. Muller's base salary is set at $550,000 per year and may be increased upon the Company's achievement of certain levels of earnings before interest, taxes, depreciation and amortization, or EBITDA, in any year. In January 2006, Mr. Muller's base salary was set at $650,000. Once increased, Mr. Muller's base salary may not be decreased. Mr. Muller is also entitled to an annual bonus the amount of which is determined by the EBITDA of the Company in any calendar year and the amount by which EBITDA trails EBITDA targets for that year as established by the Board of Directors of Panolam Holdings. Under the employment agreement, Mr. Muller is also entitled to participate in all employee benefit programs, fringe benefits and perquisites available to senior executive of the Company and Panolam Holdings.

        In accordance with Mr. Muller's employment agreement, Mr. Muller acquired, in connection with the 2005 Acquisition, shares of common stock of Panolam Holdings having an initial agreed upon value of $2,000,000 pursuant to a tax-free exchange of his existing shares of common stock of Old Holdings for that of Panolam Holdings in accordance with a stock purchase agreement. As of the closing of the 2005 Acquisition, Mr. Muller also received options to purchase 8,889 shares of Panolam Holdings' common stock. The options were granted pursuant to the 2005 Equity Incentive Plan and vest in five equal annual installments on each anniversary of the grant date. In addition, the options vest in full upon the occurrence of any approved sale that occurs during the term of Mr. Muller's employment and any approved sale that takes place within one year following Mr. Muller's involuntary termination by the Company without cause.

  Vincent S. Miceli, Stephen C. Feuring and Jeffrey M. Muller

        Panolam Industries International, Inc. has entered into an employment agreement with each of Vincent S. Miceli, Stephen C. Feuring and Jeffrey M. Muller. These employment agreements are terminable by either party at any time. These employment agreements provide that each of the named executive officers will be entitled to certain payments and benefits in the event that their employment is terminated without cause. See "Potential Payments Upon Termination or Change of Control."

Employee Benefit Plans

        In connection with the 2005 Acquisition, Panolam Holdings adopted its 2005 Equity Incentive Plan that permits the grant of restricted stock, stock units, stock appreciation rights, cash and stock options, including non-qualified stock options and incentive stock options, to purchase shares of common stock of Panolam Holdings. The 2005 Equity Incentive Plan is administered by the compensation committee of Panolam Holdings. 17,778 shares of the common stock of Panolam Holdings may be issued under the 2005 Equity Incentive Plan. Upon a change of control (as defined in the agreement), the compensation committee may provide at any time prior to such change of control that all then unvested stock options will immediately vest and become exercisable and all stock appreciation rights, stock units and unvested cash awards will immediately vest and any restrictions upon restricted stock awards or stock units will immediately lapse. The committee may also provide that the awards will remain exercisable for the remainder of their terms, notwithstanding any subsequent termination of a participant's service.

Outstanding Equity Awards at December 31, 2006

        The following table shows information regarding outstanding options held by our named executive officers as of December 31, 2006:

Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price	Option Expiration Date
Robert J. Muller	September 30, 2005	1,778	7,111	$500.00	September 30, 2010
Vincent S. Miceli	May 9, 2006	—	500	$500.00	May 9, 2011
Stephen C. Feuring	September 30, 2005	356	1,422	$500.00	September 30, 2010
Jeffrey M. Muller	September 30, 2005	356	1,422	$500.00	September 30, 2010

(1)
The options vest ratably over a five-year period on each annual anniversary of the grant date.

Potential Payments Upon Termination or Change of Control

  Robert J. Muller

        Following is a summary of the arrangements that provide for payment to Robert J. Muller at, following or in connection with any termination, including resignation, severance, retirement or constructive termination or in connection with a change of control.

        Termination by Us Other than for Cause, Death or Disability.    If we terminate Mr. Muller's employment agreement for a reason other than for death, disability or "Cause," which is defined to include, among other things, theft or embezzlement of a not insignificant amount of the property (tangible or intangible) of Panolam Holdings or the Company in circumstances that would render him, in the judgment of a reasonable person, manifestly unfit to continue as Chief Executive Officer and President of the Company or Panolam Holdings; engaging in conduct that constitutes willful gross neglect or willful gross misconduct and that (x) results in significant economic harm to the Company or Panolam Holdings or (y) results, and reasonably should be expected to result, in acute public embarrassment to the Company or Panolam Holdings; willful and unjustified failure of Mr. Muller to act in accordance with any material, reasonable and lawful written instruction given to him by the Panolam Holdings Board of Directors concerning material aspects of his duties for the Company or

Panolam Holdings and excluding matters outside of his direct personal control; and his conviction for a felony, then:

  •
  we will pay to him:

  •
  a pro rata portion of his annual bonus for the year in which his employment terminates; and

  •
  a cash payment equal to (A) the sum of (x) his then-current base salary plus (y) the annual bonus earned for the year prior to the year in which the termination occurs times (B) the lesser of (x) 1095 and (y) the number of days in the period that begins on the date of termination and ends on December 31, 2010 (but in no event less than 730) divided by (C) 365;

  •
  he and his family members will continue to receive medical benefits and life insurance coverage for three years to the extent that they were receiving such benefits at the time of such termination; and

  •
  any unvested stock options that vest solely based on time and not based on the achievement of performance criteria will vest to the extent provided in the agreement granting the stock options, but only to the extent that the stock options would have vested within six months of the termination date if no termination had occurred, and shall remain exercisable for the term provided in the stock option agreement.

        Termination by Us for Cause or Voluntary Termination by Mr. Muller.    If we terminate Mr. Muller's employment for Cause, then:

  •
  we will pay him all earned but unpaid amounts under the employment agreement;

  •
  any stock options exercisable as of the termination date will remain exercisable until 30 days following the termination date, any stock option that later becomes exercisable will expire 30 days after it becomes exercisable and all other stock options shall expire upon termination of Mr. Muller's employment;

  •
  we will pay him a lump-sum payment in respect of accrued but unused vacation days at the rate of his base salary in effect on the termination date; and

  •
  he will receive other or additional benefits, if any, in accordance with the plans, programs or arrangements of the Company, Panolam Holdings and their affiliates.

        Death.    Under our employment agreement with Mr. Muller, if he dies during the term of his employment agreement, then:

  •
  we will pay to his estate or his beneficiaries:

  •
  his base salary for a period of 90 days following his death; and

  •
  a pro rata annual bonus for the year in which his death occurs;

  •
  any unvested stock options will vest to the extent set forth in the agreement granting the stock options, provided that any stock options that would have become exercisable within six months following Mr. Muller's death had Mr. Muller not died will automatically become exercisable; and

  •
  any stock option that is or becomes exercisable will remain exercisable as provided in the agreement granting the option, but must be exercised within two years following Mr. Muller's death.

        Disability.    Under our employment agreement with Mr. Muller, if Mr. Muller becomes disabled during the term of his employment, then:

  •
  we will pay to him:

  •
  to age 65, 60% of his base salary in effect at the time of the termination of his employment less the amount of any disability benefits provided under a disability insurance plan of the Company, Panolam Holdings or any of their affiliates; and

  •
  a pro rata annual bonus for the year in which the termination of his employment because of disability occurs;

  •
  any unvested stock options will vest to the extent set forth in the stock option agreement granting the options, provided that any stock options that would have become exercisable within six months following the termination of Mr. Muller's employment had Mr. Muller's employment not been terminated will automatically become exercisable;

  •
  any stock option that is or becomes exercisable shall remain exercisable as provided in the agreement granting the stock option, but must be exercised within two years following the termination of Mr. Muller's employment; and

  •
  he and his family members will continue to receive medical benefits and life insurance coverage for a period of three years to the extent that they were receiving such benefits at the time of termination.

        Change of Control.    In the event that a change of control occurs during the term of Mr. Muller's employment or within in one year after the termination of Mr. Muller's employment without cause or by expiration of the term of Mr. Muller's employment pursuant to a notice of non-extension from the Company, then all stock options then held by Mr. Muller will become fully exercisable. Options vesting upon a notice of non-renewal delivered within one year of a change of control will remain exercisable for two years from the termination of Mr. Muller's employment. Options vesting in connection with a change of control that do not involve a notice of non-renewal will remain exercisable for two years from the date of the change of control.

        Assuming Mr. Muller's employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits would have had an estimated value of:

	Base Salary ($)	Bonus ($)	Accelerated Stock Options (#)		Other ($)	Total ($)
With Cause or Voluntary Termination by Mr. Muller	—	$965,000	—		—	$965,000
Without Cause Not Associated With a Change of Control	$650,000	$965,000	—		$1,277,203	$2,892,203
Without Cause Associated With a Change of Control	$650,000	$965,000	7,111	(1)	$1,277,203	$2,892,203
Death	$162,500	$965,000	—		—	$1,127,500
Disability	$1,950,000	$965,000	—		—	$2,915,000

(1)
The Company receives an independent valuation to determine the fair value of its common stock on each date that options are granted under the 2005 Equity Incentive Plan. No valuation was conducted as of December 31, 2006 and therefore the Company is not able to determine the value of the accelerated options as of such date. The fair value of the Company's common stock on March 5, 2007 was $750 and therefore, the approximate value of the shares of common stock net of the exercise price of the options that could be acquired as a result of the accelerated options set forth in this column on such date was $1,777,750.

  Vincent S. Miceli, Stephen C. Feuring and Jeffrey M. Muller

        If we terminate the employment of Vincent S. Miceli, Stephen C. Feuring or Jeffrey M. Muller (the "executives") Without Cause, we are obligated to make certain payments to them and provide them with certain post-termination benefits per the terms of their employment agreements. For these purposes, "Without Cause" is defined to mean any termination other than a termination for Cause or as a result of the executive's resignation, retirement, death or disability. Under the employment agreements, "Cause" is defined to mean (i) conviction of or entering a plea of guilty or nolo contendere to a felony, a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving the business of the Company or its affiliates; (ii) willful misconduct, willful or gross neglect, fraud, misappropriation, embezzlement, or theft in the performance of the executive's duties, or otherwise to the detriment of the Company or any of its affiliates; (iii) willful failure to adhere to the policies and practices of the Company or to devote substantially all of the executive's business time and effort to the affairs of the Company; (iv) breach of the employment agreement in any material respect; (v) the commission of any theft, embezzlement, fraud or other intentional act of dishonesty involving any other person; or (vi) willful violation of the Company's Protecting Confidential Information Policy, Conflicts of Interest Policy, or Business Ethics Policy. Without Cause also includes executive's termination of his employment on 30 days' written notice to the Company following the occurrence of any of the following events without the executive's prior written consent provided that the Company has not cured all grounds for such termination within 20 days after receipt of the executive's written notice: (i) any reduction in the executive's base salary or target annual bonus or any material reduction in any employee benefit or perquisite enjoyed by the executive, (ii) any material dimunition in the executive's duties or responsibilities, or (iii) the relocation of the Company's or the executive's principal office to a location more than 50 miles from Shelton, Connecticut.

        In the event that the executive's employment is terminated Without Cause, the Company will:

  •
  pay six months of executive's annual salary from the date of termination in equal installments according to the Company's normal payroll schedule;

  •
  pay executive a lump sum equal to the largest annual bonus payment paid to the executive within the last three years prior to his termination; and

  •
  permit the executive to continue to participate for six months after the termination date in all medical, dental, vision, hospitalization and life insurance coverages and in all other employee welfare benefit plans, programs and arrangements in which he or his family members were participating on the termination date, on terms and conditions that are no less favorable than those that applied on such date, provided that the executive's entitlements to such coverages and benefits shall expire to the extent that equivalent coverages and benefits (determined on a coverage-by-coverage and benefit-by-benefit basis) are provided under the plans, programs or arrangements of a subsequent employer.

The receipt of these payments and benefits by an executive is conditioned upon his compliance with the non-solicitation and non-competition provisions contained in the employment agreement during the period that the executive is receiving such payments or benefits.

        Assuming Vincent S. Miceli's employment was terminated Without Cause on September 28, 2007, such payments and benefits would have had an estimated value of $194,103. Assuming Stephen C. Feuring's employment was terminated Without Cause on September 28, 2007, such payments and benefits would have had an estimated value of $241,626. Assuming Jeffrey M. Muller's employment was terminated Without Cause on September 28, 2007, such payments and benefits would have had an estimated value of $222,232.

        In addition to the foregoing, any options granted to an executive and vested before the date of termination of executive's employment shall remain exercisable until the earliest of:

  •
  the expiration date of the option as set forth in the notice of stock option grant;

  •
  the date that is three months following the date of termination in the event of a termination of the executive's employment for any reason other than Cause, death or disability;

  •
  the date that is six months following the date of termination in the event of a termination due to disability or retirement pursuant to any formal retirement policy of the Company;

  •
  the date that is 12 months after the death of the executive; or

  •
  the date of termination if such termination is for Cause or if Cause exists on such date.

Director Compensation

        All members of our board of directors are reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings. In addition, Mr. Gesseck receives an annual retainer of $40,000 for his service to the board of directors and any board committees on which he serves. In March 2007, Mr. Gesseck also received a grant of options to purchase 50 shares of common stock of Panolam Holdings.

        The following table summarizes the fees and other compensation earned by our directors for their service on our Board of Directors and any committees of the Board of Directors during 2006.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Jean-Pierre L. Conte(1)	—	—
Darren J. Gold(1)	—	—
J. Ryan Clark(1)	—	—
William C. Oehmig(2)	—	—
Hunter Nelson(2)	—	—
Kent Wallace(2)	—	—
Richard H. Gesseck	$40,000	$40,000

(1)
Jean-Pierre L. Conte, Darren J. Gold and J. Ryan Clark, who are employees of Genstar Capital, did not directly receive fees from us for their service as directors. However, we paid Genstar Capital fees of $937,500 in 2006 related, among other things, to the service of those individuals on our board of directors. $187,500 of such fees were paid with respect to services provided during 2005.

(2)
William C. Oehmig, Hunter Nelson and Kent Wallace, who are employees of The Sterling Group, did not directly receive fees from us for their service as directors. However, we paid The Sterling Group fees of $750,000 in 2006 related, among other things, to the service of those individuals on our board of directors. $187,500 of such fees were paid with respect to services provided during 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        All of our outstanding common stock is owned by Panolam Holdings II Co., 20 Progress Drive, Shelton, Connecticut 06484. All of the outstanding common stock of Panolam Holdings II Co. is owned by Panolam Holdings Co., 20 Progress Drive, Shelton, Connecticut 06484.

        The following table gives information as of September 24, 2007 about the beneficial ownership of Panolam Holdings Co. common stock, which is its only outstanding class of stock, by:

  •
  each stockholder that we know beneficially owns more than 5% of the Panolam Holdings Co. common stock;

  •
  each member of our board of directors; and

  •
  each of our executive officers.

Except as otherwise indicated, beneficial ownership is based on sole voting and investment power.

Name And Address of Beneficial Owner	Number of Shares	Percent Of Class
Genstar Capital Partners IV, L.P.(a)(1)	74,198	46.6%
Stargen IV, L.P.(a)(1)	3,157	2.0%
Sterling Group Partners II, L.P.(b)(2)	60,921	38.3%
Sterling Group Partners II (Parallel), L.P.(b)(2)	16,434	10.3%
Robert J. Muller, Jr.(c)(3)	7,556	4.6%
Stephen C. Feuring(c)(4)	911	*
Jeffrey M. Muller(c)(4)	911	*
Vincent S. Miceli(c)(5)	100	*
Jean-Pierre L. Conte(a)(6)	77,355	48.6%
Darren J. Gold(a)	—	*
J. Ryan Clark(a)	—	*
William C. Oehmig(b)(2)(7)	77,355	48.6%
Hunter Nelson(b)(2)(7)	77,355	48.6%
Kent Wallace(b)	40	*
Richard H. Gesseck(c)	—	*
All directors and executive officers as a group(1)(2)(3)(4)	164,228	99.5%

*
less than 1%

(a)
The address of this person is c/o Genstar Capital LLC, Four Embarcadero Center, Suite 1900, San Francisco, CA 94111.

(b)
The address of this person is c/o The Sterling Group, 8 Greenway Plaza, Suite 702, Houston, TX 77046.

(c)
The address of this person is c/o Panolam Industries International, Inc., 20 Progress Drive, Shelton, CT 06484.

(1)
Genstar Capital LLC ("Genstar Capital"), the manager of Genstar Capital Partners IV, L.P. ("Genstar IV"), exercises investment discretion and control over the shares held by Genstar IV. Genstar Capital exercises investment discretion and control over the shares held by Stargen IV, L.P.

(2)
Sterling Group Partners II GP, L.P. is the sole general partner of Sterling Group Partners II, L.P. and Sterling Group Partners II (Parallel), L.P. Sterling Group Partners II GP, L.P. has six general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, Hunter Nelson, John D. Hawkins, Gary R. Rosenthal and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners II, L.P. and Sterling Group Partners II (Parallel), L.P.

(3)
Includes 3,556 shares of common stock subject to options exercisable within 60 days of September 24, 2007.

(4)
Includes 711 shares of common stock subject to options exercisable within 60 days of September 24, 2007.

(5)
Includes 100 shares of common stock subject to options exercisable within 60 days of September 24, 2007.

(6)
Includes the 74,198 shares owned by Genstar IV and the 3,157 shares owned by Stargen IV, L.P., as to which Mr. Conte may be deemed to have investment and voting power because of his position with Genstar Capital. Mr. Conte disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7)
Includes the 60,921 shares owned by Sterling Group Partners II, L.P. and the 16,434 shares owned by Sterling Group Partners II (Parallel), L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions between the Company and the Sponsors and their Affiliates

Stockholders Agreement

        In connection with the 2005 Acquisition, Panolam Holdings entered into a stockholders agreement with Genstar Capital (and certain of its related parties), The Sterling Group (and certain of its related parties), Robert J. Muller and certain other members of our management team (and their spouses, if applicable), to whom we refer collectively as the Holders. The stockholders agreement:

  •
  imposes restrictions on the transfer of Panolam Holdings' shares by the Holders;

  •
  grants Panolam Holdings and certain Holders certain rights of first refusal and the Holders certain co-sale rights with respect to sales of Panolam Holdings' shares by any Holder;

  •
  grants certain Holders the right to participate in any issuance or sale of shares by Panolam Holdings on a pro-rata basis;

  •
  provides that three directors shall be designated by each of Genstar Capital and The Sterling Group and that Panolam Holdings' Chief Executive Officer shall be elected as a director; and

  •
  places restrictions on certain significant actions of Panolam Holdings without the consent of two-thirds of the Holders, including certain issuances of securities, acquisitions or similar transactions outside the ordinary course of business and certain significant capital expenditures.

Registration Rights Agreement

        In connection with the 2005 Acquisition, Panolam Holdings entered into a registration rights agreement with the Holders. The registration rights agreement includes the following provisions:

  •
  Piggyback Registrations.    After an initial public offering (or in an initial public offering if Panolam Holdings elects to permit the secondary sale of shares in the initial public offering), if Panolam Holdings proposes to register any of its common shares, other than pursuant to a demand registration, the Holders have the right to request that Panolam Holdings register all shares that the Holders request to be included in the qualified registration.

  •
  Demand Registrations.    Subject to specified restrictions, after an initial public offering, and upon written request, certain Holders can demand registration of their shares if the shares to be included in such registration have, in the good faith opinion of Panolam Holdings, an aggregate fair market value of at least $5.0 million.

        The registration rights agreement also contains customary provisions with respect to registration procedures, indemnification and contribution rights.

Advisory Services Agreement

        In connection with the 2005 Acquisition, Panolam Holdings and the Sponsors entered into an advisory services agreement whereby the Sponsors agreed to provide management, business strategy, consulting, advisory and financial services with respect to the organization of Panolam Holdings and its subsidiaries, the structuring of the 2005 Acquisition, employee benefit and compensation arrangements and other matters. The agreement also provides that Panolam Holdings and its subsidiaries, jointly and severally, will indemnify the Sponsors against liabilities relating to their services. For these services, Panolam Holdings paid the Sponsors, at the closing of the 2005 Acquisition, a one-time closing fee of $7.0 million and reimbursed the Sponsors for their expenses. In addition, Panolam Holdings will pay the Sponsors, in addition to expenses, an annual consulting fee of $1.5 million in the aggregate, payable pro rata, on a quarterly basis and an advisory fee equal to 2.0% of the aggregate consideration in the event Panolam Holdings consummates an acquisition or disposition in the future. For the year ended December 31, 2006 and the six months ended June 30, 2007, we paid consulting fees to the Sponsors of approximately $1.7 million and $0.8 million, respectively. Genstar Capital received approximately $0.9 million and $0.4 million of the consulting fee paid to the Sponsors for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. The Sterling Group received approximately $0.8 million and $0.4 million of the consulting fee paid to the Sponsors for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

Agreement with Sterling

        In connection with the 2005 Acquisition, Panolam Holdings and The Sterling Group entered into a letter agreement that permits The Sterling Group, in connection with its direct or indirect acquisitions of equity interests of Panolam Holdings, to, among other things: (i) obtain documentation and financial data relating to the company and its subsidiaries; (ii) consult with and advise the company's and its subsidiaries' management regarding the operation of the company and its subsidiaries, (iii) discuss with the company and its subsidiaries, their affairs, finances and accounts and (iv) to visit and inspect the company's and its subsidiaries' properties and facilities. Panolam Holdings must also provide certain financial statements and prepare certain periodic reports to The Sterling Group.

Other

        For discussion of the 2004 redemption of a note issued to Genstar Capital relating to its previous ownership of the Company, see the discussion under "Antitrust Settlement" in Note 17 of Notes to Consolidated Financial Statements for the year ended December 31, 2006.

Transactions with Management

        All common stock and stock options in Old Holdings held by management were cashed out in the 2005 Acquisition, except for those held by Robert J. Muller and certain other members of our management team, who reinvested a portion of the proceeds in equity of Panolam Holdings.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Credit Facility

        We summarize below the principal terms of our senior credit facility. This summary is not a complete description of all of the terms of the agreements.

Overview

        In connection with the 2005 Acquisition, we entered into a senior credit facility. On March 1, 2006, the senior credit facility was amended to facilitate the acquisition of Nevamar Company, LLC and the construction of our Morristown, Tennessee facility. The senior credit facility consists of:

  •
  a single draw seven-year term loan facility in an aggregate principal amount of $215.0 million, or the term loan facility; and

  •
  a five-year revolving facility in an aggregate principal amount of $30.0 million (up to $7.0 million of which will be available in the form of letters of credit), or the revolving credit facility and together with the term loan facility, the senior credit facility.

        The senior credit facility is guaranteed by Holdings II and each of our existing and subsequently acquired or organized domestic subsidiaries.

        Loans under the senior credit facility are secured by a first priority security interest in substantially all of Holdings II's, our and our subsidiary guarantors' assets and in all of the capital stock held by Holdings II, us and our subsidiary guarantors (limited to 65% of the voting stock of any first tier foreign subsidiary).

        The revolving credit facility has a total commitment of $30.0 million. We are entitled to draw amounts under the revolving credit facility for general corporate purposes and for certain transactions permitted by the senior credit facility.

Availability

        $135.0 million of the term loan facility was drawn on the closing date of the 2005 Acquisition to (i) finance the purchase of Old Holdings; (ii) refinance certain indebtedness and (iii) pay the fees and expenses related to the 2005 Transactions. On March 1, 2006, we increased the size of the term loan facility by $80.0 million, and subsequently borrowed the full $80.0 million for the purpose of acquiring Nevamar Company, LLC. Amounts borrowed under the term loan facility that are repaid or prepaid may not be reborrowed.

        $2.5 million of the revolving credit facility was drawn at the consummation of the 2005 Acquisition to fund the payment for cash that remained on our balance sheet at closing. The $2.5 million drawn on the revolving credit facility was repaid in October 2005. Loans under the revolving credit facility are available at any time prior to the final maturity of the revolving credit facility, in minimum principal amounts specified in the senior credit agreement. Amounts repaid under the revolving credit facility may be reborrowed.

Interest and Fees

        Borrowings under the term loan facility bear interest, at our option, at the base rate plus 1.75% or at adjusted LIBOR plus 2.75%. Borrowings under the revolving credit facility bear interest, at our option, at the base rate or at adjusted LIBOR plus, in each case, an amount determined based on the leverage of us and our subsidiaries on a consolidated basis. The applicable margin ranges from 1.875% to 2.25% for adjusted LIBOR loans and 0.875% to 1.25% for base rate loans. Base rate is the higher of Credit Suisse's prime rate and the federal funds effective rate plus 1/2 of 1% per annum.

        Under the senior credit facility, we may elect interest periods of one, two, three or six months (or, if available to all relevant lenders, nine or twelve months) for adjusted LIBOR borrowings. Calculation of interest is on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of base rate loans based on the prime rate) and interest is payable at the end of each interest period and, in any event, at least every three months.

        We are required to pay certain fees with respect to the senior credit facility, including letter of credit fees, agency fees and commitment fees.

Amortization and Maturity

        The term loan facility matures on September 30, 2012 and the revolving credit facility matures on September 30, 2010. The term loan facility amortizes in quarterly installments of $538,000 with the balance due on the maturity date. During 2006 and the first six months of 2007, we prepaid an aggregate of approximately $31.5 million of the balance of the term loan and, as a result of such prepayments, we are no longer required to make any future quarterly amortization payments.

Mandatory and Voluntary Prepayments

        We will be required to make mandatory prepayments with respect to certain proceeds of equity offerings, asset sales insurance or condemnation awards (to the extent not reinvested within 360 days) and the incurrence of additional debt, as well as with a certain percentage of "excess cash flow" from the previous fiscal year.

        The foregoing mandatory prepayments will be applied: (i) first, to the scheduled installments of principal of the term loan facility due within 12 months of the prepayment, (ii) next, pro rata to the remaining amortization payments under the term loan facility (iii) next, to any swing line loans, and (iv) to any revolving credit loans.

        The senior credit facility provides that we may from time to time make voluntary prepayments of loans in whole or in part without premium or penalty, subject to minimum prepayment amounts and reimbursement of breakage costs in the case of prepayment of loans bearing interest based on LIBOR prior to the end of the then-current interest period. All voluntary prepayments of loans under the senior credit facility will be applied as we elect.

Covenants and Other Matters

        The senior credit facility contains affirmative covenants and requirements affecting us and our subsidiaries. In general, the affirmative covenants provide for, among other requirements, delivery of financial statements and other financial information to the lenders and notice to the lenders upon the occurrence of certain events. The affirmative covenants also include standard covenants relating to our operations and our subsidiaries' businesses.

        The senior credit facility also contains negative covenants and restrictions limiting our ability and the ability of our subsidiaries to take certain actions including, among other things, our ability to incur additional indebtedness, pay dividends and make other restricted payments, prepay debt, incur liens, enter into sale-leaseback transactions, make loans and investments, merge with or acquire other persons, transactions with affiliates, changes in business and restrictions on our ability to amend the indenture governing the notes and the terms of our subordinated debt. The senior credit facility requires us to comply with a maximum leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures amount.

Events of Default

        The senior credit facility specifies certain customary events of default including, among other things, non-payment of principal or interest or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness, bankruptcy and insolvency events, material judgments, certain ERISA events, invalidity of guarantees or security documents under the senior credit facility and the occurrence of a change of control.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the term "Company" refers only to Panolam Industries International, Inc. and not to any of its Subsidiaries. The Company issued the old notes and will issue the new notes under an indenture (the "Indenture") among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee (the "Trustee").

        The terms of the new notes are identical in all material respects to the old notes except that, upon completion of the exchange offer, the new notes will have been registered under the Securities Act and will be free of any covenants regarding exchange registration rights. We refer to the new notes, together with the old notes, as the "notes." The terms of the notes include those set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

        The following description is a summary of the material provisions of the Indenture. The following description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the Indenture may be obtained from the Company upon request at the address indicated under "Where You Can Find More Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture, as applicable.

        The registered holder of any note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

        The notes:

  •
  are general unsecured obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Debt of the Company;

  •
  will rank pari passu in right of payment with any future Senior Subordinated Indebtedness of the Company; and

  •
  will rank senior in right of payment with any future Subordinated Indebtedness of the Company.

        The Guarantees:

  •
  are general unsecured obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Guarantor Senior Debt of such Guarantor;

  •
  will rank pari passu in right of payment with any future Senior Subordinated Indebtedness of such Guarantor; and

  •
  will rank senior in right of payment with any future Subordinated Indebtedness of such Guarantor.

        As discussed in detail below under the caption "—Subordination," payments on the notes and the Guarantees are subordinated to the payment of Senior Debt or Guarantor Senior Debt, as applicable. The Indenture permits the Company and the Guarantors to incur additional Senior Debt and Guarantor Senior Debt.

        As of the Issue Date, all of the Subsidiaries of the Company became "Restricted Subsidiaries." Under the circumstances described under the caption "—Certain Covenants—Restricted Payments" and the definition of "Unrestricted Subsidiary," the Company will be permitted to designate certain of its

Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the notes.

Principal, Maturity and Interest

        The Company issued the old notes in an aggregate principal amount of $151 million. The Indenture governing the notes provide for the issuance of additional notes having identical terms and conditions to the notes offered in this offering, subject to compliance with the covenants contained in the Indenture. We refer to any such notes as Additional Notes. Any Additional Notes will be part of the same issue as the notes offered hereby and will vote on all matters with the notes offered in this offering. Such Additional Notes will be identical in all material respects to the notes offered hereby, except that any Additional Notes offered in the future will have different issuance dates and may have different issuance prices. The notes will mature on October 1, 2013.

        The new notes will be issued in denominations of $1,000 and integral multiples of $1,000. Interest on the new notes will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2008. The Company will pay interest to those persons who were the holders of record of the notes on the March 15 and September 15 immediately preceding each interest payment date.

        Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Company at least three business days prior to the applicable payment date, the Company, through the paying agent or otherwise, will pay all principal, interest and premium, if any, on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Company will maintain one or more paying agents (each, a "paying agent") for the notes. The Trustee is the initial paying agent.

        The Company will also maintain one or more registrars (each, a "registrar") and will maintain a transfer agent. The registrar and the transfer agent will maintain a register reflecting ownership of notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Company. The initial registrar and the initial transfer agent is the Trustee.

        The Company may change the paying agents, the registrars or the transfer agents without prior notice to the holders. The Company or any of its Restricted Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Ranking

  Senior Debt versus Notes

        The payment of principal, interest and premium, if any, on, and other obligations with respect, to the notes and the payment of any Guarantee is contractually subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Debt, or the Guarantor Senior Debt of the relevant Guarantor, as the case may be, including the obligations of the Company and such Guarantor under the Credit Agreement and under any other Senior Debt or any Guarantor Senior Debt incurred after the Issue Date.

        As of June 30, 2007:

          (1)   the Company's Senior Debt was approximately $182.6 million, all of which consists of secured indebtedness under the Credit Agreement, not including potential additional borrowings of $30.0 million under the revolving credit facility constituting part of the Credit Agreement, any of which borrowings would constitute Senior Debt if and when borrowed; and

          (2)   Guarantor Senior Debt was approximately $182.6 million, all of which represents the Guarantors' Guarantee of the Company's indebtedness under the Credit Agreement, excluding the Guarantees of the potential additional borrowings under the revolving credit facility constituting part of the Credit Agreement, any of which Guarantees would constitute Guarantor Senior Debt if and when loans are made under the revolving credit facility.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt or Guarantor Senior Debt, as applicable. See "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

  Liabilities of Subsidiaries versus Notes

        A significant portion of the operations of the Company are conducted through its Subsidiaries. Panolam Industries, Ltd. is not a Guarantor of the notes, and, as described below under "—Guarantees", Guarantees of Subsidiaries may be released under certain circumstances. In addition, future Subsidiaries of the Company may not be required to Guarantee the notes. Claims of creditors of any Subsidiaries that are not Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the notes, even if such claims do not constitute Senior Debt of such Subsidiaries. Accordingly, the notes and each Guarantee are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such Subsidiaries that are not Guarantors. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by the Company and certain of its Subsidiaries, such limitation is subject to a number of significant qualifications.

        Panolam Industries, Ltd. accounted for approximately 21%, of the Company's 2006 net sales and represented approximately 24%, of the Company's total assets at June 30, 2007. See "Risk Factors—Risks Related to the Notes—Repayment of our debt, including the notes, is dependent in part on cash flow generated by our subsidiaries."

  Other Senior Subordinated Indebtedness versus Notes

        Only Indebtedness of the Company or any Guarantor that is Senior Debt or Guarantor Senior Debt, as applicable, will rank senior to the notes and the relevant Guarantee, as the case may be, in accordance with the provisions of the Indenture. The notes and each Guarantee rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor, as the case may be.

        The Company and the Guarantors have agreed in the Indenture that it and they will not incur any Indebtedness that is subordinate or junior in right of payment to Senior Debt or Guarantor Senior Debt, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) Senior Debt or Guarantor Senior Debt as subordinated or junior to any other Senior Debt or Guarantor Senior Debt merely because it has a junior priority with respect to the same collateral.

  Payment of Notes

        The holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of such Senior Debt (including interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect to the applicable Senior Debt, whether or not such interest is an allowed or allowable claim under applicable law) (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) before the holders of notes will be entitled to receive any payment with respect to the notes, in the event of any distribution to creditors of the Company:

    (1)
    in a liquidation or dissolution of the Company;

    (2)
    in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

    (3)
    in an assignment for the benefit of creditors; or

    (4)
    in any marshaling of the Company's assets and liabilities.

        The Company also may not make any payment in respect of the notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts were deposited in trust or with the Trustee, as applicable, pursuant to such sections) if:

          (1)   a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

          (2)   any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity without further notice (except such notice as may be required to effect such acceleration) and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of that series of Designated Senior Debt.

        Payments on the notes may and will be resumed:

          (1)   in the case of a payment default, upon the date on which such default is cured or waived; and

          (2)   in the case of a nonpayment default, upon the earliest of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment

  Blockage Notice is received and (z) the date the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

        The notes may not be subject to more than one Payment Blockage Notice in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Debt during such period.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee may, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

        If the Trustee or any holder of the notes receives a payment or distribution in respect of the notes (except that holders may receive and retain Permitted Junior Securities or payments pursuant to the provisions described under the sections entitled "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge," if the subordination provisions described in this section were not violated at the time the applicable amounts deposited in trust or with the Trustee, as applicable, pursuant to such sections) when the payment or distribution is prohibited by the subordination provisions of the Indenture, then the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

        The Company must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

        A Guarantor's obligation under its Guarantee are senior subordinated obligations. As such, the rights of holders of the notes to receive payment by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of holders of Guarantor Senior Debt of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company's obligations under the notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee of the notes.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of notes may recover less ratably than creditors of an Issuer who are holders of Senior Debt. See "Risk Factors—Risks Related to the Notes—Your right to receive payments on the notes and the guarantees will be junior to the rights of the lenders under our new senior credit facility and to all of our and the guarantors' other senior indebtedness, including any of our or the guarantors' future senior debt."

The Guarantees

        The notes are fully and unconditionally guaranteed by all of the Company's existing Domestic Subsidiaries (and are required to be guaranteed by all of the Company's future Domestic Subsidiaries) other than Immaterial Subsidiaries. The Guarantees are joint and several obligations of the Guarantors and are subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Guarantor Senior Debt. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees, subordinate claims in respect of the guarantees and require noteholders to return payments received from guarantors."

        Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with, into or to any other Persons upon the terms and conditions set forth in the Indenture. See "Certain Covenants—Merger, Consolidation or Sale of Assets." The Guarantee of a Guarantor will be released in the event that:

          (a)   (x) the sale, disposition or other transfer (including through merger or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which such Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of such Guarantor, if such sale, disposition or other transfer is made in compliance with the provisions of the Indenture described under "—Repurchase at the Option of Holders—Asset Sales" and (y) such Guarantor is released from its Indebtedness and guarantee, if any, of, and all pledges and security, if any, granted in connection with the Credit Agreement;

          (b)   the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture described under "—Certain Covenants—Restricted Payments" and the definition of "Unrestricted Subsidiary;" or

          (c)   if the Company exercises its legal defeasance option or its covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Optional Redemption

        At any time prior to October 1, 2008, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the Indenture at a redemption price of 110.750% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of a Public Equity Offering; provided that:

          (1)   at least 65% of the aggregate principal amount of notes originally issued under the Indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

          (2)   the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

        At any time prior to October 1, 2009, the Company may also redeem all or a part of the notes upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption (the "Redemption Date"), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the two preceding paragraphs, the notes are not redeemable at the Company's option prior to October 1, 2009.

        On or after October 1, 2009, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on October 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	105.375%
2010	102.688%
2011 and thereafter	100.000%

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

        The Company may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Mandatory Redemption

        The Company is not required to make mandatory redemption or repurchase payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase notes as described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales."

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption "—Optional Redemption," with respect to all outstanding notes, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption "—Optional Redemption," with respect to all outstanding notes, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment, together with accrued and unpaid interest and additional interest, if any, through the Change of Control Payment Date, in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        The Credit Agreement will prohibit the Company from purchasing notes in the event of a change of control, and will also provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. Prior to complying with any of the provisions of this "Change of Control" covenant under the Indenture governing the notes, but in any event within 90 days following a Change of Control, to the extent required to permit the Company to comply with this covenant, the Company will either repay all outstanding Senior Debt in full in cash or Cash Equivalents or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt. If the Company does not repay such Senior Debt or obtain such consents, the Company will remain prohibited from purchasing notes in a Change of Control, which after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would in turn constitute a default under the Credit Agreement. In such circumstance, the subordination provisions of the Indenture would likely prohibit payment to the holders of notes.

        Future indebtedness that the Company or its Subsidiaries may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company or its Subsidiaries and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers of the notes. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that it could decide to do so in the future. Subject to the limitations discussed below, the Company or its Subsidiaries could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure of the Company or its credit ratings. Restrictions on the ability of the Company and its Subsidiaries to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (2) above, the amount of (i) any liabilities (as shown on the Company's or the applicable Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or the Guarantees) that are assumed by the transferee of any such assets and from which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or cash equivalents received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater (x) $7.5 million and (y) 3.5% of Consolidated Tangible Assets of the Company as of the end of the most recent fiscal quarter for which internal financial statements are available (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value), shall be deemed cash for the purposes of this paragraph only.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply those Net Proceeds at its option:

          (1)   to permanently repay Obligations under Senior Debt or Guarantor Senior Debt (and to correspondingly reduce commitments with respect thereto) or Indebtedness that ranks pari passu with the notes or the Guarantees, as applicable (provided, however, that if the Company shall so reduce Obligations under Indebtedness that ranks pari passu with the notes or the Guarantees, as applicable, it will equally and ratably reduce Obligations under the notes by causing the Company to make an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, on the pro rata principal amount of notes) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company;

          (2)   to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

          (3)   to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and it results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

        Any Net Proceeds from an Asset Sale not applied or invested in accordance with the preceding paragraph within 360 days from the date of the receipt of such Net Proceeds shall constitute "Excess Proceeds"; provided, however, that if during such 360-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) or (3) of the immediately preceding paragraph after such 360th day, such 360-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 90 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement).

        When the aggregate amount of Excess Proceeds exceeds $10 million, the Company, or the applicable Restricted Subsidiary, will make an offer (an "Asset Sale Offer") to all holders of notes and Indebtedness that ranks pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase, on a pro rata basis, the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash.

        Pending the final application of any Net Proceeds, the Company, or the applicable Restricted Subsidiary, may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

        If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company, or the applicable Restricted Subsidiary of the Company, may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the Excess Proceeds which served as the basis for such Asset Sale Offer will be reset at zero.

        The Company, or the applicable Restricted Subsidiary, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company, or the applicable Restricted Subsidiary, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis to the extent practicable.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of that note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Book-Entry, Delivery and Form

        Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

        The notes initially will be represented by one or more global notes in registered form without interest coupons. The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

  Depository Procedures

        The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC is recorded on the records of the participants and indirect participants.

        DTC has also advised the Company that, pursuant to procedures established by it, ownership of interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

        Investors in the Global Notes who are participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes.

Consequently, none of the Company, the Trustee or any agent of the Company or the Trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest) and corresponding detail information from the Company or the Trustee, is to credit the accounts of the relevant participants with the payment. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company subject to any statutory requirements as may be in effect from time to time. None of the Company or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions set forth under "Transfer Restrictions," transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Company or the Trustee or any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

          (1)   DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

          (2)   the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

          (3)   there has occurred and is continuing a Default with respect to the notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Transfer Restrictions," unless that legend is not required by applicable law.

  Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Transfer Restrictions."

  Same-Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (a)   declare or pay any dividend or make any other distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock), (B) dividends or distributions by a Restricted Subsidiary payable solely to the Company or any other Restricted Subsidiary or (C) in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, pro rata dividends or distributions to minority stockholders of such Restricted Subsidiary (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation; provided, that the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

          (b)   purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent entity of the Company held by any Person (other than by a Restricted Subsidiary), including in connection with any merger or consolidation;

          (c)   make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than (x) Indebtedness permitted under clause (7) of the definition of "Permitted Debt" or (y) the purchase, repurchase or other acquisition or retirement of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition); or

          (d)   make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (10), (11), (12), (13) and (14) of the next succeeding paragraph), is less than the sum, without duplication, of

            (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2005 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

            (b)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received by the Company after the Issue Date from the issue or sale (other than to a Restricted Subsidiary) of (x) Equity Interests of the Company but excluding (i) cash proceeds received from the sale of Equity Interests of the Company and, to the extent actually contributed to the Company, Equity Interests of the Company's direct or indirect parent entities to members of management, directors or consultants of the Company, any direct or indirect parent entity of the Company and the Subsidiaries of the Company after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph, (ii) cash proceeds received from the sale of Refunding Capital Stock (as defined below) to the extent such amounts have been applied to Restricted Payments made in accordance with clause (2) of the next succeeding paragraph and (iii) Disqualified Stock or (y) debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

            (c)   100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities contributed to the capital of the Company after the Issue Date (other than (i) by a Restricted

    Subsidiary, (ii) any Disqualified Stock, (iii) any Refunding Capital Stock, (iv) any Excluded Contributions and (v) cash proceeds applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), plus

            (d)   without duplication of any amounts included in clause (4) of the paragraph below and to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances that constitute Restricted Investments of the Company or its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

            (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Company in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent such Investment constituted a Permitted Investment).

        The preceding provisions will not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

          (2)   (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any direct or indirect parent entity of the Company ("Retired Capital Stock") or Subordinated Indebtedness in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) of Equity Interests of the Company or contributions to the equity capital of the Company (in each case, other than Disqualified Stock) ("Refunding Capital Stock") and (B) the declaration and payment of dividends on the Retired Capital Stock out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

          (3)   the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, the Company or a Guarantor that is incurred in compliance with the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock" so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness to the notes being so redeemed, repurchased, acquired or retired for value plus related fees and expenses and the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to the notes and any Guarantees thereof at least to the same extent as such Subordinated Indebtedness so redeemed, repurchased, acquired or retired, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the notes or the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the notes or the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

          (4)   a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company or any of its direct or indirect parent entities held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent entities (or their permitted transferees, assigns, estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other similar agreement or arrangement; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed $2.5 million in any calendar year (with unused amounts in any calendar year not to exceed $1.0 million being carried over to the next succeeding calendar year); and provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the Issue Date plus (B) the cash proceeds of "key man" life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date (provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

          (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued or incurred in accordance with this covenant to the extent such dividends are included in the definition of Fixed Charges for such entity;

          (6)   repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

          (7)   the payment of dividends on the Company's common stock following the first public offering of the Company's common stock or the common stock of any of its direct or indirect parent entities after the Issue Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Company after the Issue Date in any such public offering, other than public offerings with respect to the Company's common stock registered on Form S-4 or Form S-8 and other than a public sale constituting an Excluded Contribution;

          (8)   other Restricted Payments in an aggregate amount not to exceed $20.0 million;

          (9)   cash dividends or other distributions on the Company's or any Restricted Subsidiary's Capital Stock used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses, including purchase price adjustments, incurred in connection with the Transactions to the extent permitted (to the extent applicable) by the covenant described under "—Transactions with Affiliates;"

          (10) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales"; provided, however, that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all notes tendered by holders of the notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

          (11) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible or exchangeable for Capital Stock of the Company;

          (12) Permitted Payments to Holdings;

          (13) the payment of annual management fees in an amount not to exceed $1.5 million in any calendar year and the reimbursement of expenses pursuant to the Management Agreement (or distributions to Holdings to enable Holdings to make such payment); or

          (14) Investments made with Excluded Contributions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (7), (8), (10), (13) and (14) above, no Default shall have occurred and be continuing or would occur as a consequence thereof.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of the Company.

        As of the date of this prospectus, all of the Company's Subsidiaries are Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this summary.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively "incur") any Indebtedness (including Acquired Debt) and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company or any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary that is a Guarantor may issue Preferred Stock if the Fixed Charge Coverage Ratio of the Company for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, "Permitted Debt"):

          (1)   the incurrence of Indebtedness under the Credit Agreement in an aggregate principal amount not to exceed $170.0 million as such amount may be reduced from time to time as a result of mandatory principal payment and permanent reductions of such borrowings with Net Proceeds from Asset Sales;

          (2)   the incurrence by the Company and the Guarantors of Indebtedness represented by the notes (including any Guarantee thereof) and the incurrence by the Guarantors of any Guarantee in respect of any Additional Notes and any notes issued in exchange therefor;

          (3)   Existing Indebtedness (other than Indebtedness described in clauses (1) and (2));

          (4)   Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed $1.0 million;

          (5)   Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (6)   Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such disposed business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and any Restricted Subsidiaries in connection with such disposition;

          (7)   Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any other Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Company or a Guarantor is the obligor on such Indebtedness and the obligee thereunder is not the Company or a Guarantor, such Indebtedness is expressly subordinated in right of payment to all obligations of the Company or such Guarantor with respect to the notes;

          (8)   Hedging Obligations of the Company or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (B) exchange rate risk with respect to any currency exchange or (C) commodity price risk;

          (9)   obligations in respect of performance, bid and surety bonds and performance and completion guarantees provided by the Company or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

          (10) Indebtedness of the Company or Indebtedness or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference that, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (10), does not at any one time outstanding exceed $25.0 million; provided, however, that any amounts incurred under this clause (10) by Foreign Subsidiaries of the Company may not at any one time outstanding exceed $10.0 million;

          (11) (x) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the notes or the Guarantee of such Restricted Subsidiary, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor's Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes or the Guarantee of such Restricted Subsidiary, as applicable, (y) any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of another Restricted Subsidiary that is not a Guarantor incurred in accordance with the terms of the Indenture and (z) any guarantee by a Guarantor of Indebtedness of the Company incurred in accordance with the terms of the Indenture;

          (12) the incurrence by the Company or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund, refinance, defease or discharge any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above and this clause (12) or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the notes or the Guarantees, such Refinancing Indebtedness is subordinated or pari passu to the notes or the Guarantees at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of the Company or a Guarantor or (y) Indebtedness or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall have a stated maturity date equal or later to the Stated Maturity of the notes or the Indebtedness being refunded or refinanced; and provided further, however, that subclauses (A), (B) and (E) of this clause (12) will not apply to any refunding or refinancing of any Senior Debt;

          (13) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of its incurrence;

          (14) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

          (15) Indebtedness consisting of promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or Holdings permitted by the covenant described under the caption "—Restricted Payments;" and

          (16) Indebtedness incurred to redeem, discharge or defease the notes in full in accordance with the applicable provisions of the Indenture.

        For purposes of determining compliance with this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that the proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to such reclassified categories. Accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness or shares of Capital Stock, as applicable, will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date is deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and the Company shall not be permitted to reclassify all or any portion of such Indebtedness.

        For purposes of determining compliance with this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, a change in GAAP that results in an obligation of a Person that exists at such time, and is not therefore classified as Indebtedness, becoming Indebtedness, shall not be deemed in incurrence of such Indebtedness.

        For purposes of determining compliance with any U.S. dollar restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such currency agreement. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. Dollar Equivalent of the Indebtedness being refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a currency agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such refinancing Indebtedness is incurred. The maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

  Limitation on Layering

        The Company will not, and will not permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, incur any Indebtedness that is contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) or Guarantor Senior Debt (including Acquired Debt) of the Company or such other Guarantor, as the case may be, unless such Indebtedness is either:

          (1)   Senior Subordinated Indebtedness; or

          (2)   subordinate in right of payment to the notes or the Guarantees, as the case may be.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness ranking pari passu with or subordinated in right of payment to the notes or a related Guarantee on any asset or property of the Company or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (1)   in the case of Liens securing Indebtedness subordinated to the notes or the Guarantees, the notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

          (2)   in all other cases, the notes and any related Guarantees are equally and ratably secured, except that the foregoing shall not apply to:

            (i)    Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

            (ii)   Liens securing the notes and the related Guarantees (including notes issued in exchange for Additional Notes issued and secured by a Lien in each case in accordance with the terms of the Indenture) and the related Guarantees;

            (iii)  Liens securing Senior Debt or Guarantor Senior Debt and the related guarantees of such Senior Debt or Guarantor Senior Debt; and

            (iv)  Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   contractual encumbrances or restrictions in effect (x) pursuant to the Credit Agreement or related documents or (y) on the Issue Date, including, without limitation, pursuant to Existing Indebtedness and related documentation;

          (2)   the Indenture, the notes and the Guarantees;

          (3)   purchase money obligations or other obligations described in clause (4) of the second paragraph of "—Incurrence of Indebtedness and Issuance of Preferred Stock" (but not subject to the dollar limit in such clause (4)) for property acquired in the ordinary course of business that in each case impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

          (4)   applicable law or any applicable rule, regulation or order;

          (5)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof or to provide all or a portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

          (6)   customary restrictions pursuant to an agreement that has been entered into for the sale or disposition of assets, including Capital Stock of a Subsidiary otherwise permitted under the Indenture;

          (7)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions "—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness;

          (8)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (9)   customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

          (10) customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

          (11) customary restrictions pursuant to agreements governing Indebtedness incurred by any Foreign Subsidiary of the Company pursuant to the "—Incurrence of Indebtedness and Issuance of Preferred Stock covenant"; and

          (12) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided, however, that the encumbrances or restrictions imposed by such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, not materially less favorable to the holders of the notes than encumbrances and restrictions contained in such predecessor agreements.

  Merger, Consolidation or Sale of Assets

        The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person; unless:

          (1)   either: (a) the Company is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is, in the case of the Company, a corporation organized or existing under the laws of the United States, any state of the

  United States or the District of Columbia (the Company or such Person, including the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, as the case may be, being herein called the "Successor Company");

          (2)   the Successor Company (if other than the Company) assumes all the obligations of the Company under the notes and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

          (3)   immediately after such transaction no Default or Event of Default exists; and

          (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period, either (a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "—Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction.

        The Indenture also provides for similar provisions relating to any consolidation, merger or sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a Guarantor, excluding clause (4) above, unless any such transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales." See "—The Guarantees."

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of the Company.

        The predecessor company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor will not be released from the obligation to pay the principal of and interest on the notes.

        Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

        This "—Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries. Notwithstanding the foregoing, clauses (3) and (4) will not be applicable to (a) any Restricted Subsidiary consolidating with, merging into or selling, assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company merging with an Affiliate solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, assign, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

          (2)   the Company delivers to the Trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the Company stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, valuation, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   Restricted Payments and Permitted Investments (other than pursuant to clauses (3) and (8) of the definition thereof) permitted by the Indenture;

          (2)   transactions pursuant to the Management Agreement and the Stockholders Agreement;

          (3)   the payment of reasonable and customary compensation and fees paid to, and indemnities provided on behalf of (and entering into related agreements with) officers, directors, employees or consultants of the Company, any of its direct or indirect parent entities, or any Restricted Subsidiary, as determined in good faith by the Board of Directors of the Company or senior management thereof;

          (4)   payments or loans (or cancellations of loans) to employees or consultants of the Company or any of its direct or indirect parent entities or any Restricted Subsidiary that are approved by the Board of Directors of the Company and that are otherwise permitted under the Indenture, but in any event not to exceed $1.0 million in the aggregate outstanding at any one time;

          (5)   payments made or performance under any agreement as in effect on the Issue Date and described in the prospectus (other than the Management Agreement and Stockholders Agreement, but including, without limitation, each of the other agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date);

          (6)   the Transactions and the payment of all transaction, underwriting, commitment and other fees and expenses incurred in connection with the Transactions;

          (7)   transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

          (8)   the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Person;

          (9)   the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent company of the Company or a Restricted Subsidiary of the Company, as appropriate, in good faith;

          (10) any contribution to the capital of the Company;

          (11) any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

          (12) any transaction with the Company or a Restricted Subsidiary with a third party that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns a equity interest sufficient to technically render such third party an Affiliate.

  Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

  Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to or for the benefit of any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes thereunder unless such consideration is offered to be paid and is paid to all holders of the notes that so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Additional Guarantees

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the Indenture that is not designated as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the Trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

        The Guarantee of any Domestic Subsidiary that becomes a Guarantor will be released either with the consent of holders of the notes in accordance with the provisions of the Indenture described below under "—Amendment, Supplement and Waiver" or without the consent of holders of the notes in accordance with the provisions of the Indenture described above under "—Guarantees." The form of notation of Guarantee and the related form of supplemental indenture will be attached as exhibits to the indenture.

Reports

        Whether or not required by the Commission, so long as any notes are outstanding, the Company will furnish to the Trustee and, upon request to the holders of notes, within the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K (or Form 20-F if the Company is a "foreign private issuer" as such term is defined under the rules and regulations of the Commission), including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Company is or becomes a Guarantor of the notes, the indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent company; provided, however, that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent company and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

        In May 2007, we received a Notice of Default under the indenture governing the notes from Wells Fargo Bank, the trustee for the holders of the notes, for not delivering the annual financial information and compliance certificate required under the indenture for the fiscal year ended December 31, 2006. We were granted sixty days from the date of the notice to provide the annual financial information and compliance certificate to the Trustee. We delivered the required financial information and compliance certificate to the trustee on June 11, 2007.

Events of Default and Remedies

        Under the Indenture, an Event of Default is defined as any of the following:

          (1)   the Company defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes, whether or not such payment is prohibited by the subordination provisions of the Indenture;

          (2)   the Company defaults in the payment when due of interest on or with respect to the notes and such default continues for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

          (3)   the Company defaults in the performance of or breaches the covenants described under "Restricted Payments," "Merger, Consolidation or Sale of Assets" or "Incurrence of Indebtedness and Issuance of Preferred Stock" and such default or breach continues for a period of 30 days after the notice specified below;

          (4)   the Company defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement that is specifically dealt with in clauses (1), (2) or (3) above) and such default or breach continues for a period of 60 days after the notice specified below;

          (5)   a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $10.0 million (or its foreign currency equivalent) or more at any one time outstanding;

          (6)   certain events of bankruptcy affecting the Company or any Significant Subsidiary;

          (7)   the failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million (excluding any amounts as to which a provider of insurance has assumed responsibility in writing), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after the applicable judgment becomes final, and, with respect to any such judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

          (8)   the Guarantee of a Significant Subsidiary or any group of Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Company, would constitute a Significant Subsidiary ceasing to be in full force and effect (except as contemplated by the terms hereof) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee, other than by reason of the release of the Guarantee in accordance with the terms of the Indenture.

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding notes under the Indenture may declare the principal of and accrued interest on such notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice "), and the same shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the notes.

        The Indenture will provide that, at any time after a declaration of acceleration with respect to the notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

          (1)   if the rescission would not conflict with any judgment or decree;

          (2)   if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

          (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4)   if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

          (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (6) or (7) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The holders of a majority in principal amount of the notes issued and then outstanding under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on such notes.

        In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the notes, if within 30 days after such Event of Default arose the Company delivers an Officers' Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

        Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, any of its Subsidiaries or any of its direct or indirect parent entities, as such, will have any liability for any obligations of the Company or any Guarantor under the notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such waiver is against public policy.

Governing Law

        The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes issued under the Indenture ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes issued thereunder to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

          (2)   the Company's obligations with respect to the notes issued thereunder concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes issued thereunder. In the event that a Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Company but including such events with respect to Significant Subsidiaries) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes issued under the Indenture and the Guarantors will be released from their Guarantees of the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes issued thereunder, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (6)   the Company must deliver to the Trustee an opinion of counsel to the effect that: (a) the trust funds will not be subject to any rights of holders of Senior Debt or Guarantor Senior Debt, including, without limitation, those arising under the Indenture; and (b) the trust funds will not be subject to the effect of the preference provisions of Section 547 of the United States Federal Bankruptcy Code;

          (7)   the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company or any Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any Guarantor or others; and

          (8)   the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture or the notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes issued thereunder may be waived (except a default in respect of the payment of principal or interest on the notes) with the consent of the holders of a majority in principal amount of the then outstanding notes issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes issued thereunder whose holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the notes;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes issued thereunder;

          (3)   reduce the rate of or change the time for payment of interest on any note issued thereunder;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes issued thereunder (except a rescission of acceleration of the notes issued thereunder by the holders of at least a majority in aggregate principal amount of the notes issued thereunder with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes issued thereunder or impair the right of any holder of notes to institute suit for the enforcement of any payment on or with respect to such holder's notes;

          (7)   waive a redemption payment with respect to any note issued thereunder;

          (8)   make any change in the ranking or priority of any note that would adversely affect the holders of the notes;

          (9)   except as expressly permitted by the Indenture, modify the Guarantees in any manner adverse to the holders of the notes; or

          (10) make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the notes issued thereunder:

          (1)   to cure any ambiguity, mistake, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption by a Successor Company or a successor company of a Guarantor, as applicable, of the Company's or such Guarantor's obligations under the Indenture;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;

          (5)   to secure the notes;

          (6)   to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

          (7)   to add a Guarantee of the notes;

          (8)   to release a Guarantor upon its sale or designation as an Unrestricted Subsidiary or other permitted release from its Guarantee; provided, however, that such sale, designation or release is in accordance with the applicable provisions of the Indenture; or

          (9)   to conform the text of the Indenture, notes or Guarantees to any provision of the "Description of the Notes" contained in the offering circular pursuant to which the old notes were offered to the extent such provision of this "Description of the Notes" was intended to be a verbatim recitation of a corresponding provision of the Indenture, notes or Guarantees.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

    (1)
    either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

            (b)   all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material debt instrument to which the Company is a party or by which the Company is bound;

          (3)   the Company has paid or caused to be paid all sums payable by it under the Indenture; and

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or the redemption date, as the case may be.

        In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue to serve as trustee or resign.

        The holders of a majority in principal amount of the then outstanding notes issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a more detailed presentation of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any note on any applicable redemption date, the greater of:

          (1)   1.0% of the then outstanding principal amount of the note; and

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the redemption price of the note at October 1, 2009 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the note, through October 1, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the then outstanding principal amount of the Note.

        "Asset Sale" means (i) the sale, conveyance, transfer, lease or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary other than directors' qualifying shares or shares required to be held by Foreign Subsidiaries (whether in a single transaction or a series of related transactions), in each case, other than:

          (1)   a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business and dispositions of property no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

          (2)   the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the covenant contained under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

          (3)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption "Certain Covenants—Restricted Payments" or the granting of a Lien permitted by the covenant contained under the caption "Certain Covenants—Liens";

          (4)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $2.5 million;

          (5)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

          (6)   the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

          (7)   foreclosures on assets;

          (8)   disposition of an account receivable in connection with the collection or compromise thereof; and

          (9)   the grant in the ordinary course of business of any licenses of patents, trademarks, know-how and any other intellectual property.

        "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns," "Beneficially Owned" and "Beneficial Ownership" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation;

          (2)   with respect to a partnership, the board of directors of the general partner of the partnership; and

          (3)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Stock" means:

          (1)   in the case of a corporation, capital stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   U.S. dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

          (2)   securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States and backed by the full faith and credit of the United States or, in the case of Panolam Industries, Ltd., securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of Canada and backed by the full faith and credit of Canada;

          (3)   certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $250 million;

          (4)   repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-2 from Moody's or P-2 from S&P;

          (6)   readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition; and

          (7)   investment in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than to a Permitted Holder;

          (2)   the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of Beneficial Ownership, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent entities;

          (3)   the approval by the holders of Capital Stock of the Company or any of its direct or indirect parent entities of any plan or proposal for the liquidation, winding up or dissolution of the Company; or

          (4)   the first day on which the majority of the Board of Directors of the Company then in office shall cease to consist of individuals who are Continuing Directors.

        "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the Issue Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

        "Commission" means the U.S. Securities and Exchange Commission.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and other noncash charges (excluding any noncash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, noncash interest payments, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the interest component of Capitalized Lease Obligations, net payments (if any) pursuant to interest rate Hedging Obligations, and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income actually received in cash for such period.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

          (1)   any net after-tax gains or losses from Asset Sales and extraordinary gains or losses will be excluded;

          (2)   any net after tax effect of expenses relating to the Transactions will be excluded to the extent Net Income was reduced thereby in such period;

          (3)   the net income (but not loss) of any Subsidiary of the Company (other than a Guarantor) to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by a contract, operation of law or otherwise will be excluded;

          (4)   the net income (but not loss) of any Person, other than the Company or a Subsidiary, will be excluded, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

          (5)   any restoration to income of any material contingency reserve will be excluded, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

          (6)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) will be excluded;

          (7)   all gains realized on or because of the purchase or other acquisition by the Company or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries will be excluded;

          (8)   the cumulative effect of a change in accounting principles will be excluded; and

          (9)   in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded.

        "Consolidated Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its Restricted Subsidiaries, excluding goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense and any other assets properly classified as intangible assets in accordance with GAAP, determined in accordance with GAAP.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof. Continuing Directors" means, with respect to any Person and as of any date of determination, any member of the Board of Directors of such Person who:

          (1)   was a member of such Board of Directors on the Issue Date; or

          (2)   was nominated for election or elected to such Board of Directors by any of the Permitted Holders or with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Credit Agreement" means (i) the credit agreement dated as of September 30, 2005, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among the Company, Holdings, certain Subsidiaries of the Company, the financial institutions named therein and Credit Suisse, as Joint Lead Arranger and Joint Bookrunner and Jefferies Babson Finance LLC, an affiliate of Jefferies & Company, Inc., as Joint Lead Arranger and Joint Bookrunner, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), or any agreement extending the maturity of, refinancing, replacing, refunding, restating or otherwise restructuring (whether upon or at any time or from time to time after termination or otherwise restructuring (whether upon or at any time or from time to time after termination or otherwise) all or any portion of the Indebtedness under such agreement or document or any successor or replacement agreement or document and whether by the same or any other agent, lender or group of lenders, or institutional investors, providing for revolving credit loans, term loans, letters of credit or issuance of notes or any other debt, in each of the above cases as such agreements may be amended, supplemented or otherwise modified from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

        "Designated Senior Debt" means:

          (1)   any Bank Indebtedness that constitutes Senior Debt; and

          (2)   any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company in the instrument evidencing that Senior Debt as "Designated Senior Debt."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the earlier of the final maturity date of the notes or the date the notes are no longer outstanding; provided, however, that (i) if such Capital Stock is issued to any plan for the benefit of employees of the Company or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations, (ii) only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock and (iii) any class of Capital Stock of the Company that by its terms authorizes the Company to satisfy its obligations thereunder by delivery of Capital Stock of the Company that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

        "Domestic Restricted Subsidiary" means any direct or indirect Restricted Subsidiary of the Company that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States including, without limitation, Puerto Rico.

        "Domestic Subsidiary" means any direct or indirect Subsidiary that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States.

        "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

          (1)   the provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

          (2)   Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

          (3)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

          (4)   customary fees and expenses of the Company payable in connection with the Transactions; plus

          (5)   any non-cash goodwill or other asset impairment charges incurred subsequent to the date of the Indenture resulting from the application of Statement of Financial Accounting Standards Nos. 142 and 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded; plus

          (6)   any other non-cash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) reducing Consolidated Net Income for such period (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

          (7)   any reasonable expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated, in each case, deducted in such period in computing Consolidated Net Income, plus

          (8)   the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include non-cash retention, severance, systems establishment cost, excess pension charges, contract termination costs including future lease commitments, and costs to consolidate facilities and relocate employees) deducted in such period in computing Consolidated Net Income; plus

          (9)   the amount of management, monitoring, consulting, advisory fees, termination payments and related expenses (or any accruals relating to such fees and related expenses) during such period pursuant to the Management Agreement, plus

          (10) the amount of any noncash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity incentive programs deducted in such period in computing Consolidated Net Income, plus

          (11) the amount of any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness deducted in such period in computing Consolidated Net Income, plus

          (12) any non cash foreign exchange gains or losses related to a U.S. denominated intercompany note in favor of Panolam Industries International, Inc. from Panolam Industries Ltd., plus

          (13) any net gain or loss resulting from Hedging Obligations, less non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges made in any prior period).

        Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary (other than a Guarantor) shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Excluded Contribution" means net cash proceeds or marketable securities, in each case received by the Company and its Restricted Subsidiaries from:

          (1)   contributions to its common equity capital; and

          (2)   the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers' Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption "—Certain Covenants—Restricted Payments."

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture.

        "Fixed Charge Coverage Ratio" means the ratio of EBITDA during the four consecutive full fiscal quarters (the "Four Quarter Period ") most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Fixed Charge Coverage Ratio for which internal financial statements are available (the "Transaction Date") to Fixed Charges for the Four Quarter Period.

        For purposes of this definition, "EBITDA" and "Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (1)   the incurrence or repayment of any Indebtedness of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any Asset Sale, acquisition or Investment (including, without limitation, any acquisition or Investment giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such acquisition) incurring, assuming or otherwise being liable for Acquired Debt during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale, acquisition or Investment (including the incurrence, assumption of liability for any such Indebtedness or Acquired Debt and also including any EBITDA associated with such acquisition or Investment) occurred on the first day of the Four Quarter Period.

        If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger or consolidation (including the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction that is being given pro forma effect that (A) have been realized or (B) will be implemented following such transaction and are supportable and quantifiable and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead, provided that, in either case, such adjustments are set forth in an Officers' Certificate signed by the Company's chief financial officer and another Officer that states (i) the amount of such adjustment or adjustments, (ii) in the case of item (B) above, that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers' Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Transaction Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if the related hedge has a remaining term in excess of twelve months).

        Furthermore, in calculating "Fixed Charges" for purposes of determining the denominator (but not the numerator) of the "Fixed Charge Coverage Ratio":

          (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and that will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

          (2)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs) plus (b) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid solely in Equity Interests (other than Disqualified Stock) of the Company) paid, accrued or scheduled to be paid or accrued during such period.

        "Foreign Subsidiary" means any Subsidiary of the Company that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States in effect on the date of the Indenture. For purposes of this description of the notes, the term "consolidated" with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations. When used as a verb, "guarantee" shall have a corresponding meaning.

        "Guarantee" means any guarantee of the obligations of the Company under the Indenture and the notes by a Guarantor in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means any Person that incurs a Guarantee of the notes; provided, however, that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.

        "Guarantor Senior Debt" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

          (1)   all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

          (2)   all Hedging Obligations (and guarantees thereof), in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include:

          (1)   any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

          (2)   Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation), other than Indebtedness under the Credit Agreement;

          (3)   Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

          (4)   Indebtedness represented by Capital Stock;

          (5)   any liability for federal, foreign, state, local or other taxes owed or owing by such Guarantor;

          (6)   that portion of any Indebtedness incurred in violation of any of the covenants contained under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Limitations on Layering"; provided, however, that if such Indebtedness has been Incurred under the Credit Agreement, such Indebtedness shall be deemed Senior Debt if the holders of such Indebtedness or their Representative received an Officers' Certificate at the time of such Incurrence to the effect that the Incurrence of such Incurrence does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such covenant;

          (7)   Indebtedness that, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor; and

          (8)   any Indebtedness that is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

          (1)   currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

          (2)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Holdings" means GS Holdings Co. and its successors or any other direct or indirect parent of the Company.

        "Immaterial Subsidiary" means any Subsidiary with total assets not exceeding $100,000 as of the most recent financial quarter for which internal financial statements are available.

        "Indebtedness" means, with respect to any Person,

          (a)   any indebtedness (including principal and premium) of such Person, whether or not contingent:

              (i)  in respect of borrowed money,

             (ii)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without duplication, reimbursement agreements in respect thereof),

            (iii)  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor in each case accrued in the ordinary course of business or

            (iv)  representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

          (b)   Disqualified Stock of such Person,

          (c)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and

          (d)   to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person) provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (b) prepaid revenues or (c) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of the Board of Directors of the Company, qualified to perform the task for which it has been engaged.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

        For purposes of the definition of "Unrestricted Subsidiary" and the covenant described above under the caption "—Certain Covenants—Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company and (iii) in any single transaction or series of related transactions, any transfer of Capital Stock that results in an entity ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of the Company in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by the Company and the Restricted Subsidiaries immediately after such transfer.

        "Issue Date" means September 30, 2005.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Agreement" means that certain Advisory Services Agreement among Holdings and the Sponsors, as of on the Issue Date, and any replacement, modification or amendment thereof, so long as such replacement modification or amendment is not less advantageous to the holders of the notes in any material respect than the Management Agreement as in effect on the Issue Date.

        "Merger Agreement" means that certain Agreement and Plan of Merger dated as of July 16, 2005 by and among Holdings, PIH Acquisition Co., Panolam Industries Holdings, Inc. and TC Group, L.L.C.

        "Moody's" means Moody's Investors Service, Inc. and by any successor to its rating business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale, in each case net of legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses and other direct costs incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness (including premiums and accrued interest) that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

        "Permitted Business" means the business and any services, activities or businesses incidental or directly related or similar to, any line of business engaged in by the Company and its Subsidiaries as of the Issue Date.

        "Permitted Debt" is defined under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        "Permitted Holders" means (i) each of the Sponsors and their respective Affiliates, but not including, however, any portfolio companies of any of the Sponsors and (ii) any "group" (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members, provided that in the case of such "group" and without giving effect to the existence of such "group" or any other "group," such Sponsors and their respective Affiliates, collectively, have beneficial ownership, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company held by such "group."

        "Permitted Investments" means

          (1)   any Investment by the Company in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

          (2)   any Investment in cash and Cash Equivalents;

          (3)   any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

          (4)   any Investment existing on the Issue Date and any modification, replacement, renewal or extension thereof; provided, however, that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

          (5)   loans and advances to employees, including for business related travel expenses, moving expenses and other similar expenses, and any guarantees made in the ordinary course of business consistent with past practices, but in any event not in excess of $1.5 million in the aggregate outstanding at any one time;

          (6)   any Investment acquired by the Company or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (7)   Hedging Obligations permitted under clause (9) of the definition of "Permitted Debt;"

          (8)   any Investment by the Company or a Restricted Subsidiary having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $5.0 million;

          (9)   Investments the payment for which consists of Equity Interests of the Company or any of its direct or indirect parent entities (exclusive of Disqualified Stock);

          (10) guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and performance guarantees in the ordinary course of business;

          (11) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

          (12) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

          (13) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales;" and

          (14) Investments in the notes; and

          (15) advances to suppliers, distributors and customers in the ordinary course of business, consistent with past practice.

        "Permitted Junior Securities" means

          (1)   Equity Interests in the Company, any Guarantor or any direct or indirect parent of the Company issued pursuant to a plan of reorganization or readjustment; or

          (2)   unsecured debt securities of the Company issued pursuant to a plan of reorganization or readjustment that are subordinated to all Senior Debt or, as applicable, Guarantor Senior Debt of the Company (and any debt securities issued in exchange for Senior Debt or such Guarantor Senior Debt) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt under the Indenture;

provided, however, that to the extent that any Senior Debt or Guarantor Senior Debt, as the case may be, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Debt or Guarantor Senior Debt not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.

        "Permitted Liens" means the following types of Liens:

          (1)   deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

          (2)   Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers' acceptance issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

          (3)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (4)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized for, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (5)   Liens securing Hedging Obligations; provided that in the case of Hedging Obligations relating to interest rate risks, the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

          (6)   Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (7)   Liens in favor of the Company or any Restricted Subsidiary;

          (8)   Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the Issue Date or referred to in clauses (3) and (4) of this definition; provided, however, that such Liens (x) are no less favorable to the holders of the notes, taken as a whole, and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

          (9)   Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings or for property taxes on property that the Company or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

          (10) judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (11) pledges, deposits or security under workmen's compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of bids, tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

          (12) Liens imposed by law, including carriers', warehousemen's materialmen's, repairmen's and mechanics' Liens which are being contested in good faith by appropriate proceedings.

          (13) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

          (14) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of the Company or any of its material Restricted Subsidiaries or (y) secure any Indebtedness;

          (15) the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

          (16) banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided, however, that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Subsidiaries in excess of those set forth by regulations promulgated the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

          (17) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (18) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (19) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (20) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business;

          (21) Liens securing Indebtedness incurred by Foreign Subsidiaries pursuant to the covenant contained under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock covenant;"

          (22) Liens securing the Escrow Amount as defined in and contemplated by the Merger Agreement; and

          (23) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture.

        "Permitted Payments to Holdings" means without duplications as to amount, (a) the payment of dividends to, or the making of loans to, Holdings, required for Holdings to pay: (A) franchise taxes and other fees, taxes and expenses required to maintain Holdings' corporate existence; (B) customary salary, bonus and other benefits payable to directors (including director fees and reasonable expense reimbursements), officers and employees of Holdings to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and (C) general corporate overhead expenses for Holdings to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries, and (b) payments of dividends to, or the making of loans to, Holdings to enable Holdings to pay foreign, federal, state or local tax liabilities ("Tax Payments"), not to exceed the amount of any tax liabilities that would be otherwise payable by the Company and its Domestic Subsidiaries to the appropriate taxing authorities if they filed separate tax returns, to the extent that Holdings has an obligation to pay such tax liabilities relating to the operations, assets or capital of the Company or its Domestic Subsidiaries; provided that (i) notwithstanding the foregoing, in the case of determining the amount of a Tax Payment that is permitted to be paid by the Company and any of its Domestic Subsidiaries in respect to their Federal income tax liability, such payment shall be determined assuming that the Company is the parent company of an affiliated group (the "Affiliated Group") filing a consolidated Federal income tax return and that Holdings and each such Domestic Subsidiary is a member of the Affiliated Group and (ii) any Tax Payments shall, within 90 days of Holdings' receipt of such payment, either be (a) used by Holdings to pay such tax liabilities or (b) refunded to the payor.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

        "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt; provided, however, that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

        "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its rating business.

        "Secured Indebtedness" means any Indebtedness secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall be subordinate or pari passu in right of payment to the notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing after the commencement of any bankruptcy proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

          (1)   all monetary obligations of every nature of the Company under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

          (2)   all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

        Notwithstanding the foregoing, "Senior Debt" shall not include:

          (1)   any Indebtedness of the Company to a Subsidiary of the Company;

          (2)   Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than Indebtedness under the Credit Agreement;

          (3)   Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

          (4)   Indebtedness represented by Capital Stock;

          (5)   any liability for federal, foreign, state, local or other taxes owed or owing by the Company;

          (6)   that portion of any Indebtedness incurred in violation of the covenant contained under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," or "—Certain Covenants—Limitations on Layering"; provided, however, that if such Indebtedness has been Incurred under the Credit Agreement, such Indebtedness shall be deemed Senior Debt if the holders of such Indebtedness or their Representative received an Officers' Certificate at the time of such Incurrence to the effect that the Incurrence of such Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such covenant;

          (7)   Indebtedness that, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

          (8)   any Indebtedness that is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

        "Senior Subordinated Indebtedness" means the notes (in the case of the Company), a Guarantee (in the case of a Guarantor) and any other Indebtedness of the Company or a Guarantor that specifically provides that such Indebtedness is to rank pari passu with the notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company or such Guarantor which is not Senior Debt (in the case of the Company) or Guarantor Senior Debt (in the case of a Guarantor).

        "Significant Subsidiary" means any Restricted Subsidiary that would be "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Sponsors" means Genstar Capital, L.P. and The Sterling Group, L.P. and their respective Affiliates.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means, collectively, that certain Stockholders Agreement and Registration Rights Agreement among Holdings, the Sponsors, Robert Muller and certain other members of the Company's management, as in effect on the Issue Date, and any replacement, modification or amendment thereof, so long as such replacement, modification or amendment is not less advantageous to the holders of the notes in any material respect than the Stockholders Agreement as in effect on the Issue Date.

        "Subordinated Indebtedness" means (a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the notes and (b) with respect to any Guarantor of the notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the notes.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Transactions" means the transactions contemplated by (i) the 2005 Acquisition, (ii) the entering into of and initial borrowings under the Credit Agreement, (iii) the Equity Contribution, (iv) the Mergers and (v) the offering of the notes.

        "Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2009; provided, however, that if the period from such redemption date to October 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) such designation complies with the covenant contained under the caption "—Certain Covenants—Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock". Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "US. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two business days prior to such determination.

        Except as described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

        "U.S. Government Securities" means securities that are

          (a)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

          (b)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

        The following discussion is a summary of certain material U.S. federal income and, to a limited extent under the caption "Non-U.S. Holders," estate tax consequences relevant to the exchange offer and the ownership and disposition of the new notes and, where so indicated, the old notes. This discussion is a general summary only and does not address all tax aspects of the purchase, ownership and disposition of the notes. This discussion deals only with the U.S. federal income tax consequences to beneficial owners of notes, who hold them as capital assets within the meaning of section 1221 of the Code, as defined below, and does not deal with the consequences to special classes of persons, including dealers, brokers, traders that mark-to market their securities, insurance companies, tax-exempt entities, financial institutions or "financial services entities," persons with a functional currency other than the U.S. dollar, regulated investment companies, real estate investment trusts, retirement plans, expatriates or former long-term residents of the United States, persons who hold notes as part of a straddle, hedge, "conversion transaction," "constructive sale" (in each case, as defined in the Internal Revenue Code of 1986, as amended (the "Code")) or other such integrated investment transaction, persons subject to the alternative minimum tax, partnerships or other pass-through entities or investors in partnerships or other pass-through entities that hold the notes. This summary also does not address any state, local or foreign tax consequences. The discussion is based upon the Code, Treasury Regulations promulgated under it, administrative rulings and judicial interpretations, as in effect on the date of this prospectus, all of which may be subject to change, possibly with retroactive effect. We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") regarding the notes.

        For purposes of the following discussion, we have assumed, except where otherwise indicated, that you are a "U.S. Holder," i.e., a beneficial owner of a note that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United Sates, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (i) if (x) a court within the United States can exercise primary supervision over its administration and (y) one or more U.S. persons have authority to control all of its substantial decisions or (ii) if it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a U.S. Holder.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE TAX MATTERS DISCUSSED BELOW TO YOUR PARTICULAR SITUATION AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

The Exchange

        The exchange of new notes for old notes will not be a taxable event for federal income tax purposes. As a result, the new notes will have the same tax attributes as the old notes and the tax consequences to owners of the notes will not be affected by the exchange.

U.S. Holders

Payment of Interest

        Payment of interest on the notes will be taxable as ordinary interest income at the time it is received or accrued, depending upon your method of accounting for U.S. federal income tax purposes.

Market Discount

        If you purchase a note for an amount less than its original issue price, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment of principal on, or any gain from the sale, exchange, retirement or other disposition of, a note, as ordinary income to the extent of the market discount that you have not previously included in income and you are treated as having accrued interest on the note at the time of its payment or disposition. In addition, you may be required to defer, until maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness you incurred to acquire such note.

        Market discount will be considered to accrue ratably during the period from the date you acquire the note to the maturity date of the note, unless you elect to accrue using a constant interest method. Your election to use a constant interest method is to be made for the taxable year in which you acquire the note, applies only to that note, and cannot be revoked without the consent of the IRS. You may also elect to include market discount in income currently as it accrues, on either a ratable or constant interest basis, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount currently in income, once made, applies to all market discount obligations acquired by you during or after the taxable year for which you make the election and cannot be revoked without the consent of the IRS. You should consult your own tax advisor before making either election described in this paragraph.

Market Premium

        If you purchase a note for an amount greater than its issue price you will be considered to have purchased the note at a market premium. Under the market premium rules, you may elect to amortize the market premium over the remaining term of the note, which will mean that the amount of interest that you must include in gross income with respect to the note, for any taxable year, will be reduced by the portion of the market premium properly allocable to that year. Such an election, once made, applies to all market premium obligations acquired by you during or after the taxable year for which you make the election and cannot be revoked without the consent of the IRS.

Sale or Exchange of Notes

        Unless a nonrecognition provision applies, upon a future sale or exchange of a note, you will recognize gain or loss equal to the difference between the sum of all cash plus the fair market value of all property received for the note (less any portion allocable to accrued but unpaid interest, which will be treated as a payment of interest and will be taxable as ordinary income if not previously included in income) and the your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal your cost of acquiring it, increased by any market discount that you have already taken into income, and decreased by any market premium that you have already taken into account as an amortization deduction.

        Gain or loss recognized by you on such a sale or exchange will be capital gain or loss (aside from the portion of any such gain that is treated as ordinary income under the "market discount" rules discussed above) and will be long-term capital gain or loss if you have held the note for more than one year at the time of the disposition. In the case of an individual or other non-corporate U.S. Holder, long-term capital gain is currently subject to a maximum U.S. federal capital gains tax rate of 15%. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

        In general, you will be subject to backup withholding (currently at the rate of 28%) with respect to interest, principal and premium, if any, paid on the note, payments received on the sale or exchange of the note (including a redemption or a repurchase (for example in the event of a change in control), unless you (1) are an entity (including a corporation or a tax-exempt entity) that is exempt from backup withholding and, when required, demonstrate this fact or (2) provide us or our paying agent with a Taxpayer Identification Number ("TIN") (which, for an individual, is the Social Security Number), certifying that (i) the TIN provided is correct, (ii) you are a U.S. person and (iii) you are exempt from backup withholding, have not been notified by the IRS that backup withholding applies due to underreporting of interest or dividends or have been notified by the IRS that backup withholding no longer applies, and otherwise comply with the applicable requirements of the backup withholding rules. In addition, if you are not a corporation or tax-exempt entity, and receive payments of interest, principal and premium, any such payments received on the sale or exchange of a note will generally be subject to information reporting requirements.

        Backup withholding is not an additional tax. The amount of any backup withholding deducted from a payment to you will be allowed as a credit against your federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

        For purposes of the discussion below, interest and any gain on the sale or exchange of a note will be considered to be "U.S. trade or business income" if the income or gain is (1) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business and (2) in the case of a Non-U.S. Holder that is a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) of that treaty resident in the United States.

Payment of Interest

        Subject to the discussion below concerning backup withholding, interest paid on the notes will generally not be subject to U.S. federal income or withholding tax if the interest is not U.S. trade or business income and is "portfolio interest." Generally, interest on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. Holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a bank for which the note represents an extension of credit made pursuant to a loan agreement entered into in the ordinary course of the bank's trade or business, and (3) certifies on a properly completed and executed IRS Form W-8BEN prior to the payment, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person.

        The gross amount of payments of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, any such U.S. trade or business income may also be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated. In certain circumstances, in lieu of providing a Form W-8BEN, the Non-U.S. Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in a foreign country in order to claim treaty benefits.

        Special procedures relating to U.S. withholding taxes are provided under applicable Treasury Regulations for payments through qualified intermediaries or certain financial institutions that hold customers' securities in the ordinary course of business.

Sale or Exchange of the Notes

        Except as described in this paragraph and subject to the discussion below on backup withholding, gain recognized by a Non-U.S. Holder on the sale or exchange of a note generally will not be subject to U.S. federal income or withholding tax, unless (1) the gain constitutes U.S. trade or business income, which will be taxed as discussed above (including, if applicable, at tax rates for capital gain income), or (2) the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable tax treaty, if any) on the amount by which the Non-U.S. Holder's capital gain allocable to U.S. sources exceeds capital losses allocable to U.S. sources during the taxable year of disposition of the notes.

Federal Estate Tax

        Notes owned (or treated as owned) by an individual who is a Non-U.S. Holder at the time of death will not be subject to U.S. federal estate tax, provided that the interest on the notes (i) would have been exempt as portfolio interest (as described above) if received by the Non-U.S. Holder at the time of death and (ii) would not have been effectively connected with the conduct of a U.S. trade or business. Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be "Non-U.S. Holders" for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each Non-U.S. Holder all interest that is paid to that Non-U.S. Holder. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of various treaties or agreements for the exchange of information.

        Non-U.S. Holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest on the notes if the holder properly certifies as to non-U.S. status or otherwise establishes an exemption. However, such a certification or exemption is not effective if we have, or our paying agent has, actual knowledge or reason to know that such an owner is a U.S. person, or that the conditions of another exemption relied upon by the Non-U.S. Holder are not, in fact, satisfied.

        The payment of the gross proceeds from a future sale or exchange (including a redemption or a repurchase) of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder properly certifies as to non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from such a sale or exchange of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S.-related person"). In the case of payment of proceeds from such a sale or exchange of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge, or reason to know, to the contrary.

        As noted above, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against the Non-U.S. Holder's federal income tax liability, provided that the required information is provided to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 3, 2007, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes Securities and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal included in this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction. The Company will not be a reporting issuer in any jurisdiction in Canada following this offering and, as such, any resale of the notes in Canada will be restricted and must be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

        By exchanging old notes in Canada a holder is representing to us that:

  •
  the holder is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the holder is purchasing as principal and not as agent, and

  •
  holder has reviewed the text above under "—Resale Restrictions."

Rights of Action (Ontario Purchasers Only)

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Drinker Biddle & Reath LLP, counsel to Panolam, has passed upon the validity of the new notes and of Panolam's subsidiaries' guarantees of the new notes.

EXPERTS

        The consolidated financial statements of Panolam Industries International, Inc. and subsidiaries as of December 31, 2006 and 2005 (Successor), and for the year ended December 31, 2006 (Successor), for the period from October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor), and the year ended December 31, 2004 (Predecessor), included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company changing its method of accounting for stock options as of October 1, 2005), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Nevamar Holdco, LLC and subsidiary as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Nevamar Holdco, LLC's restatement of its financial statements as described in Note 4 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Upon filing the registration statement of which this prospectus forms a part, we will become subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, or the Exchange Act. We will file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as required by the Exchange Act. Copies of these reports and other information may be read and copied at the SEC's Public Reference Room at 100 F Street, NE Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings will also be available to the public over the Internet on the SEC's web site at http://www.sec.gov.

        You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

        This prospectus contains summaries of certain agreements that we have entered into or will enter into in connection with the exchange, such as the indenture governing the notes and the related registration rights agreement. You may request copies of these agreements, at no cost, by telephone at 203-925-1556 or by mail to Panolam Industries International, Inc. 20 Progress Drive, Shelton, Connecticut 06484, attn: General Counsel. ). In order to ensure timely delivery of documents, you should request this information at least five days in advance of the date on which you expect to make your decision with respect to this exchange offer. In any event, you must request this information no later than five business days before the expiration of the exchange offer or November 15, 2007 to ensure timely delivery of documents before the expiration of the exchange offer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Panolam Industries International, Inc.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 (Successor) and 2005 (Successor)	F-3
Consolidated Statements of Operations for the year ended December 31, 2006 (Successor), the period October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor) and the year ended December 31, 2004 (Predecessor)	F-4
Consolidated Statements of Stockholder's Equity for the year ended December 31, 2006 (Successor), the period October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor) and the year ended December 31, 2004 (Predecessor)	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2006 (Successor), the period October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor) and the year ended December 31, 2004 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006	F-44
Condensed Consolidated Statements of Operations for the three and six month periods ended June 30, 2007 and June 30, 2006	F-45
Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2007 and June 30, 2006	F-46
Notes to Condensed Consolidated Financial Statements	F-47
Nevamar Holdco, LLC
Consolidated Financial Statements
Report of Independent Auditors	F-70
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-71
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-72
Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003	F-73
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-74
Notes to the Consolidated Financial Statements	F-75

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Panolam Industries International, Inc.
Shelton, Connecticut

        We have audited the accompanying consolidated balance sheets of Panolam Industries International, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005 (Successor), the related consolidated statements of operations, stockholder's equity and cash flows for the year ended December 31, 2006 (Successor), the period from October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor) and the year ended December 31, 2004 (Predecessor). Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Panolam Industries International, Inc. and subsidiaries at December 31, 2006 and 2005 (Successor), and the results of their operations and their cash flows for the year ended December 31, 2006 (Successor), the period from October 1, 2005 to December 31, 2005 (Successor), the nine months ended September 30, 2005 (Predecessor) and the year ended December 31, 2004 (Predecessor) in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Notes 4 and 15 to the consolidated financial statements, the Company changed its method of accounting for stock options as of October 1, 2005.

/s/ Deloitte & Touche LLP

August 31, 2007
Hartford, Connecticut

PANOLAM INDUSTRIES INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In thousands, except share data)

	Successor 2006	Successor 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,849	$6,873
Accounts receivable, less allowances of $7,252 in 2006 and $1,908 in 2005	22,105	18,438
Inventories	61,859	34,487
Other current assets	16,632	10,877

Total current assets	111,445	70,675
PROPERTY, PLANT AND EQUIPMENT—Net	264,751	218,801
GOODWILL	98,064	99,078
INTANGIBLE ASSETS—Net	85,612	80,566
DEBT ACQUISITION COSTS—Net	10,750	11,233
OTHER ASSETS	1,120	303

TOTAL	$571,742	$480,656

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,387	$11,124
Accrued liabilities	32,609	18,701
Current portion of long-term debt	30	1,407
Other current liabilities	4,331	1,549

Total current liabilities	48,357	32,781
LONG-TERM DEBT, LESS CURRENT PORTION	339,784	283,380
DEFERRED INCOME TAXES	81,417	81,960
DUE TO PANOLAM HOLDINGS CO.	5,198	—
OTHER LIABILITIES	8,045	4,780

Total liabilities	482,801	402,901
COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDER'S EQUITY:
Common stock, Class A $.01 par value—200 shares authorized, 200 shares outstanding	—	—
Additional paid-in capital	80,555	80,118
Accumulated earnings (deficit)	8,898	(1,995)
Accumulated other comprehensive loss	(512)	(368)

Total stockholder's equity	88,941	77,755

TOTAL	$571,742	$480,656

See notes to consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005,
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004
(In thousands)

	Successor		Predecessor
	Year Ended December 31, 2006	Period From October 1, 2005 to December 31, 2005	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
NET SALES	$460,078	$68,371	$219,856	$280,662
COST OF GOODS SOLD	357,494	55,413	168,350	215,245

GROSS PROFIT	102,584	12,958	51,506	65,417
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	52,783	8,429	25,827	28,927
OTHER—Net	—	—	—	11,532
TRANSACTION EXPENSES	—	263	6,685	—

INCOME FROM OPERATIONS	49,801	4,266	18,994	24,958
INTEREST EXPENSE	35,577	6,918	20,693	14,688
INTEREST INCOME	(628)	(68)	(140)	(87)

INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)	14,852	(2,584)	(1,559)	10,357
INCOME TAXES (BENEFIT)	3,959	(589)	996	4,282

NET INCOME (LOSS)	$10,893	$(1,995)	$(2,555)	$6,075

See notes to consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005, AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004
(In thousands, except share data)

	Common Stock Class A
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Accumulated Earnings (Deficit)		Total Stockholder's Equity	Comprehensive Income (Loss)
	Shares	Amount
Predecessor
BALANCE—January 1, 2004	200	$—	$26,471	$39,641	$(2,134)	$63,978
Net income for the year ended December 31, 2004				6,075		6,075	$6,075
Other comprehensive income:
Other				94	(94)		94
Foreign currency translation adjustment					2,686	2,686	2,686
Minimum pension liability—net of income taxes of $183					(370)	(370)	(370)
Comprehensive income							$8,485

Dividends				(26,187)		(26,187)

BALANCE—December 31, 2004	200	—	26,471	19,623	88	46,182
Net loss for the nine months ended September 30, 2005				(2,555)		(2,555)	$(2,555)
Other comprehensive loss:
Foreign currency translation adjustment					1,460	1,460	1,460

Comprehensive loss							$(1,095)

BALANCE—September 30, 2005	200	$—	$26,471	$17,068	$1,548	$45,087

Successor
Capital Contribution—October 1, 2005	200	$—	$80,000	$—	$—	$80,000
Net loss for the period October 1, 2005 to December 31, 2005				(1,995)		(1,995)	$(1,995)
Stock option expense			118			118
Other comprehensive loss:
Foreign currency translation adjustment					(368)	(368)	(368)

Comprehensive loss							$(2,363)

BALANCE—December 31, 2005	200	—	80,118	(1,995)	(368)	77,755
Net income for the year ended December 31, 2006				10,893		10,893	$10,893
Stock option expense			487			487
Repurchase and cancellation of common stock			(50)			(50)
Other comprehensive income (loss):
Foreign currency translation adjustment					28	28	28
Minimum pension liability—net of income taxes of $65					(172)	(172)	(172)

Comprehensive income							$10,749

BALANCE—December 31, 2006	200	$—	$80,555	$8,898	$(512)	$88,941

See notes to consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005, THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004
(In thousands)

	Successor		Predecessor
	Year Ended December 31, 2006	Period from October 1, 2005 to December 31, 2005	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,893	$(1,995)	$(2,555)	$6,075
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,408	4,921	8,488	12,347
Deferred income tax benefit	(5,143)	(781)	(157)	(411)
Amortization of debt acquisition costs	3,247	565	1,096	897
Stock option expense	487	118	—	—
Write off of debt acquisition costs	—	—	6,211	2,914
Antitrust settlement	—	—	—	17,282
Other	181	765	(350)	—
Changes in operating assets and liabilities:
Accounts receivable	13,263	3,472	(6,363)	(2,443)
Inventories	5,512	818	2,127	(1,318)
Other current assets	(1,851)	(4,600)	6,555	(3,164)
Accounts payable and accrued liabilities	(13,151)	341	3,004	(4,997)
Income taxes payable	4,264	5,594	(1,272)	5,644
Other	(802)	196	209	292

Net cash provided by operating activities	42,308	9,414	16,993	33,118
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition, net of acquired cash	(77,801)	—	—	—
Purchases of property, plant and equipment	(12,619)	(5,174)	(3,567)	(3,981)

Net cash used in investing activities	(90,420)	(5,174)	(3,567)	(3,981)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(25,098)	(363)	(209,072)	(143,063)
Proceeds from long-term debt	80,000	—	135,000	209,000
Proceeds from revolving credit	5,000	—	2,500	9,400
Payment of debt acquisition costs	(2,764)	(285)	(11,519)	(7,363)
Proceeds from subordinated notes	—	—	150,006	—
Capital contribution	—	4,000	76,000	—
Due from Panolam Group, Inc. and Panolam Industries Holdings, Inc.	—	—	—	(60,635)
Dividend paid to Panolam Group, Inc. and Panolam Industries Holdings, Inc.	—	—	—	(26,187)
Repurchase and cancellation of common stock	(50)	(2,252)	(150,712)	—
Redemption of options	—	—	(4,081)	—
Repayment of revolving credit	(5,000)	(2,500)	—	(9,400)

Net cash provided by (used in) financing activities	52,088	(1,400)	(11,878)	(28,248)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	87	(45)	(108)

NET CHANGE IN CASH AND CASH EQUIVALENTS	3,976	2,927	1,503	781
CASH AND CASH EQUIVALENT—Beginning of period	6,873	3,946	2,443	1,662

CASH AND CASH EQUIVALENTS—End of period	$10,849	$6,873	$3,946	$2,443

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for interest	$32,032	$2,338	$12,826	$10,381

Cash payments for income taxes, net of refunds	$4,726	$268	$5,662	$2,032

See notes to consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006 (SUCCESSOR), PERIOD FROM OCTOBER 1, 2005 TO
DECEMBER 31, 2005 (SUCCESSOR), NINE MONTHS ENDED
SEPTEMBER 30, 2005 (PREDECESSOR)
AND YEAR ENDED DECEMBER 31, 2004 (PREDECESSOR)
(In thousands)

1.    BUSINESS

        Panolam Industries International, Inc. (the "Company") designs, manufactures and distributes decorative overlay products, primarily thermally fused melamine panels ("TFMs") and high-pressure laminate sheets ("HPLs"), throughout Canada and the United States. The Company markets its products through independent distributors and directly to kitchen and bathroom cabinet, furniture, store fixtures and original equipment manufacturers ("OEMs"). The Company wholly-owns, the following companies:

  •
  Panolam Industries Limited

  •
  Panolam Industries, Inc.

  •
  Pioneer Plastics Corporation ("Pioneer")

  •
  Nevamar Holding Corp. (see note 3)

2.    THE TRANSACTION

        On July 16, 2005, Panolam Industries Holdings, Inc. ("Old Holdings") (which at the time was controlled by affiliates of The Carlyle Group), entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of PIH Acquisition Co. ("PIH"), a subsidiary of Panolam Holdings II Co. ("Holdings II"), into Old Holdings for aggregate cash consideration of $347,500 less funded debt at closing and certain expenses of the transaction.

        In addition, $4,000 of the merger consideration was paid into escrow pending determination of any working capital adjustment following calculation of the working capital on the Closing Date, pursuant to terms and conditions specified in the Merger Agreement. On September 30, 2005 (the "Closing Date"), pursuant to the terms of the merger agreement, PIH was merged with and into Old Holdings. Immediately following the merger on the Closing Date, Old Holdings was merged through a series of transactions with and into Panolam Industries International, Inc. The Company refers to these merger transactions as the Merger or Transaction. The Merger was accounted for using the purchase method of accounting.

        The parent of Holdings II, Panolam Holdings Co. ("Panolam Holdings"), is controlled by Genstar Capital LLC ("Genstar Capital") and The Sterling Group.

        Financing for the acquisition consisted of the following (See note 11):

  •
  The Company entered into a new senior credit facility, or Credit Facility, for a total amount of $155,000. The Credit Facility has a term loan tranche of $135,000 and a revolving credit facility tranche for $20,000 for general corporate purposes. $2,500 of the revolving loan was drawn at the consummation of the acquisition to fund any cash on the balance sheet at closing.

  •
  The Company issued $151,000 of senior subordinated notes, or the Notes.

  •
  Genstar Capital and The Sterling Group (collectively, the "Sponsors"), together with the chief executive officer and certain other members of management, contributed $80,000 in equity to Panolam Holdings, which was subsequently contributed to the capital of the Company.

        At September 30, 2005, the total capitalized debt acquisition costs related to the Transaction were $11,513; $5,238 related to the issuance of the Notes and $6,275 related to the new Credit Facility. During the period October 1 through December 31, 2005, the Company capitalized an additional $285 of financing costs, $182 related to the Notes and $103 related to the Credit Facility. In addition, as of September 30, 2005, the Company incurred expenses related to the Transaction of $19,421. Of that amount, $5,025 was included in selling, general and administrative expenses as compensation expense, $1,500 of early payment penalties fees on the previous credit facility and the write-off of capitalized financing costs of $6,211 were included in interest expense and the remaining $6,685 was included on the statement of operations as Transaction expenses. During the period October 1, 2005 through December 31, 2005, the Company incurred an additional $263 of Transaction expenses. The capitalized portions related to the financing will be amortized over the life of the Notes or Credit Facility, as appropriate.

        In connection with the Merger and change of control, purchase accounting was applied and completed, and all assets were revalued and goodwill recorded, based on valuations and other studies. As such, the value of intangibles (both definite and indefinite lived), goodwill and property, plant and equipment increased significantly. The increase in the valuation of the definite lived intangible asset and the property, plant and equipment, as well as the increase in capitalized financing costs, will increase the depreciation and amortization expense and cost of sales considerably as compared to prior periods.

        The goodwill resulting from the Transaction was $99,078. See note 8 for intangible asset description. The fair value of the purchase price has been allocated as of September 30, 2005 as follows:

Current assets	$76,560
Property, plant and equipment	217,402
Goodwill	99,078
Intangible assets	93,163
Other assets	304

Total assets acquired	486,507

Total current liabilities	34,457
Other liabilities	4,974
Long term debt	283,693
Deferred income taxes	83,383

Total liabilities	406,507

Net assets acquired	$80,000

3.    THE ACQUISITION OF NEVAMAR

        On March 1, 2006, Panolam Industries International, Inc. acquired all of the outstanding equity securities of Nevamar Holdco, LLC, the parent of Nevamar Company, LLC ("Nevamar") a leading manufacturer of decorative surface products. Nevamar is included in the results of the Company beginning on March 1, 2006. Nevamar designs and sells decorative laminates and other surfacing materials used in the commercial and residential furniture, fixtures and cabinet markets, as well as the graphic arts industry. The total consideration paid for Nevamar was $80,000, consisting of $75,000 in cash and the issuance by Panolam to the sellers of $5,000 of junior subordinated notes. At the time of closing, $1,000 of the purchase price was put into an escrow account, which was ultimately returned to the Company in the form of a working capital adjustment pursuant to the acquisition agreement. In addition, the Company incurred $3,863 in closing costs related to the Nevamar acquisition. Certain indemnity claims Panolam may have under the acquisition agreement may be offset against the subordinated notes issued to the sellers. At December 31, 2006, the Company offset approximately $138 in claims against the junior subordinated notes. In connection with the Nevamar acquisition, the Company expanded its existing credit facility and drew down an additional $80,000 of long-term debt. Debt acquisition costs related to the $80,000 drawdown totaled $2,764. See note 9.

        In connection with this acquisition, purchase accounting was applied and completed, and all assets were revalued based on valuations and other studies. No goodwill resulted from this acquisition because the fair value of assets acquired was in excess of the cost of this acquisition. Such excess fair value was used to reduce the allocated costs of the assets acquired. Of the $9,164 of acquired intangible assets, $6,138 was assigned to key customer lists, $2,753 to trademarks and patents and other assets of $273. The acquired intangibles assets have a total weighted-average useful life of approximately 13 years.

        As of March 1, 2006, the fair value of the net assets acquired was as follows:

Current assets	$52,280
Property and equipment	53,931
Other intangible assets	9,164

Total assets acquired	115,375

Current liabilities	27,954
Other liabilities	4,558

Total liabilities	32,512

Net assets acquired	$82,863

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such,

require management to make estimates and assumptions that affect the amounts reported in them, including the accompanying notes. Management believes that the judgment and estimates used to prepare these financial statements are appropriate; however, actual results may differ from these estimates. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

        Basis of Presentation—The consolidated balance sheets of Panolam Industries International, Inc. are presented as of December 31, 2006 and 2005 and the consolidated statements of operations, stockholder's equity and cash flows for the year ended December 31, 2006 and the period from October 1, 2005 to December 31, 2005 as the Successor, where purchase accounting has been applied. The consolidated statements of operations, stockholder's equity and cash flows for the nine months ended September 30, 2005 and the year ended December 31, 2004 are presented as the Predecessor.

        Revenue Recognition—Revenues are recognized upon shipment of products to customers, at which time, the price is fixed and determinable, collectibility is reasonably assured and all the provisions agreed to in the arrangement necessary for customer acceptance have been fulfilled. The date of shipment corresponds to the date upon which the customer takes ownership of the product. Sales, including shipping charges, are recorded net of applicable provisions for discounts and allowances including customer rebates.

        Cash and Cash Equivalents—Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less when purchased.

        Allowances for Discounts and Rebates—The Company provides allowances for cash discounts based on the average annual expected discounts. The Company also provides for rebates based on experience by customer and the current period's rebatable sales projections.

        Inventories—Inventories are stated at the lower of cost using the first-in first-out method or market, except for the Nevamar inventory that was recorded at fair market value at the acquisition date.

        Inventory Adjustments—The Company provides adjustments for excess, slow-moving and obsolete raw materials and finished goods based on estimates of future projections and current conditions. Such adjustments are subsequently modified only when the inventory is physically disposed.

        Property, Plant and Equipment—Property, plant and equipment is stated at cost, except for the Nevamar property, plant and equipment that was recorded at fair market value based on an appraisal at the time of the acquisition. Significant additions, major renewals and improvements are capitalized and depreciated while expenditures for maintenance and repairs are charged to operations as incurred. Long-lived assets are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. Depreciation is computed using the straight-line method for financial reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

Buildings and improvements	20 to 40 years
Machinery and equipment	3 to 20 years

        Goodwill and Intangible Assets—Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, or whenever circumstances indicate that an impairment may have occurred. The Company performs its required impairment tests of goodwill and other indefinite lived intangible assets as of each December 31. No impairment was required to be recognized in 2006 or 2005. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values. These useful lives generally range from 3 to 15 years for patents, trademarks and key customer lists.

        Investments—Included in "other assets" are investments of $205 as of December 31, 2005, which were related to the Company's supplemental employee retirement plan ("SERP"). During 2006, these investments were converted to cash and the proceeds along with cash on hand were used to settle the SERP liability to a former employee. The Company maintained no investments at December 31, 2006. In 2005, the investments were comprised of held-to-maturity securities, primarily fixed income government securities. The Company accounted for these investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The unrealized gain on these investments was $2 as of December 31, 2005.

        Impairment of Long-Lived Assets—Long-lived assets, including property, plant and equipment and other finite life intangible assets, are reviewed for impairment annually or earlier whenever events or changes in circumstances indicate that their respective carrying amounts may not be recoverable by applying a fair value based test.

        Foreign Currency Translation—The local currency is the functional currency for the Company's Canadian operation. Assets and liabilities denominated in Canadian dollars are translated at the exchange rate in effect at the balance sheet date. Operations statement amounts are translated using the average exchange rate for the year. The gains and losses resulting from the changes in the exchange rates from year to year are reported in other comprehensive income (loss) as a separate component of stockholder's equity.

        Derivative Financial Instruments—The Company may enter into interest rate swap contracts for hedging purposes. The net amounts paid or received and net amounts accrued through the end of the accounting period are included in interest expense, when contracts are outstanding. All outstanding derivative instruments are recorded in the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in operations or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether it meets the effectiveness standards.

        Fair Value of Financial Instruments—The carrying amount for cash and cash equivalents, accounts receivable net of allowances for doubtful accounts, discounts, and rebates, other receivables, accounts payable, accrued liabilities and long-term debt approximate fair value (see further discussion in note 11). Fair value estimates are based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgment and therefore cannot be determined with precision. Changes in circumstances could significantly affect the estimates.

        Shipping and Handling Costs—Shipping and handling costs of $26,721, $4,420, $13,208 and $17,200 for the year ended December 31, 2006, the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2004, respectively, are recorded in cost of goods sold in the consolidated statements of operations.

        Advertising Expense—The cost of advertising is expensed as incurred. The Company incurred $2,776, $428, $1,414 and $2,779 in advertising costs during the year ended December 31, 2006, the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

        Research and Development Expense—The cost of research and development is expensed as incurred. The Company incurred $633, $107, $418 and $720 in research and development costs during the year ended December 31, 2006, the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

        Debt Acquisition Costs—Debt acquisition costs are amortized over the term of the associated debt as interest expense. These costs are amortized using the interest method.

        Debt Extinguishment Costs—Debt extinguishment costs include unamortized loan origination costs and prepayment fees paid to the bank at the time of refinancing and are included in interest expense.

        Pension Expenses—The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method (prorated on service), and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members.

        Income Taxes—Deferred income taxes are provided on net operating loss carryovers and on the future income tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Deferred income tax assets and liabilities are measured using tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of changes in income tax rates is recognized in earnings in the period in which the change occurs. The Company files a consolidated federal income tax return except for its foreign subsidiary, which files in its local jurisdiction.

        Stock Options—Prior to the Company's adoption on October 1, 2005 of SFAS No. 123(R), Share-Based Payment (as amended), the Company followed the intrinsic method of accounting for its stock-based compensation under the guidelines set forth in Accounting Principles Board ("APB") Opinion

No. 25 Accounting for Stock Issued to Employees. Intrinsic value is the excess of the market value of the common stock over the exercise price at the date of grant.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) which eliminates the alternative to use the intrinsic value method of accounting. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value based measurement in accounting generally for all share-based payment transactions with employees. This method includes estimates and judgments pertaining to term, volatility, risk-free interest rates, dividend yields and forfeiture rates.

        Segments—The Company has two reportable segments, decorative laminates and other. Decorative laminates manufactures and distributes decorative laminates, specifically TFM and HPL, for use in a wide variety of residential and commercial indoor surfacing applications. The Company's other segment includes the production and marketing of a variety of specialty resins for industrial uses, custom treated and chemically prepared decorative overlay papers and a variety of other industrial laminates.

        Significant Customers and Concentration of Credit Risk—The Company primarily sells HPLs and TFMs to various distributors and OEMs. The Company extends credit to its customers based on an evaluation of their financial condition. The Company reviews its trade accounts receivable balances for collectibility whenever events and circumstances indicate that the carrying amount may not be collectible and provides currently for any unrealizable amounts.

        The Company had uncollateralized accounts receivable from five nonaffiliated customers approximating 13% and 18% of total gross accounts receivable balances at December 31, 2006 and 2005, respectively. Sales to these five nonaffiliated customers were 9%, 15%, 16% and 19% of consolidated net sales for the year ended December 31, 2006, the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2004, respectively. No single customer represented over 10% of sales or accounts receivable.

        New Accounting Pronouncements—In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which will become effective in 2008. SFAS No.159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company will adopt this statement in fiscal year 2008 and is currently evaluating if it will elect the fair value option for any of its eligible financial instruments and other items.

        In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R) which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension plan in its balance sheets. Changes in the funded status are recognized in comprehensive income. The statement requires an employer to measure the funded status of a plan as of the date of the balance sheet. Aside from additional disclosures required, implementation dates for non-public companies is for fiscal years ending after June 15, 2007. The requirement to measure the funded status on the same day as the balance sheet is for fiscal years ending after December 15, 2008. The effect on the Company's financial statements is not expected to be material.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures. There are no new fair value measurements required with this statement, just clarification of current requirements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Although applicable to the Company, it is not expected to have a material impact on the Company's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and provides guidance on classification and disclosure requirements for tax contingencies. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. The Company adopted FIN 48 on January 1, 2007 and did not recognize a change in its liability for unrecognized tax benefits as a result of implementing FIN 48.

        In December 2004, the FASB issued SFAS No. 123(R) that requires compensation costs related to share based payment transactions to be recognized in financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured at each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25. This standard is effective as of January 1, 2006 and was adopted early by the Company on October 1, 2005. (See note 15.)

        In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108 ("SAB 108") to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 is effective as of the beginning of our 2007 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2007 for errors that were not previously deemed material, but are material under the guidance in SAB 108. We do not expect the adoption of SAB 108 to have a material effect on our financial statements.

5.    INVENTORIES

        Inventories consist of:

	Successor
	December 31,
	2006	2005
Raw materials	$25,799	$16,330
Work in process	7,602	2,908
Finished goods	21,448	9,570
Supplies	7,010	5,679

	$61,859	$34,487

6.    OTHER CURRENT ASSETS

        Other current assets consist of:

	Successor
	December 31,
	2006	2005
Deferred income taxes—current (see note 13)	$7,571	$3,369
Prepaid taxes	3,799	6,052
Prepaid insurance	3,077	714
Other current assets	2,185	742

	$16,632	$10,877

7.    PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consists of:

	Successor
	December 31,
	2006	2005
Land	$4,939	$3,425
Buildings and improvements	58,477	45,707
Machinery and equipment	208,808	165,531
Construction in process	17,451	8,101

	289,675	222,764
Accumulated depreciation	(24,924)	(3,963)

	$264,751	$218,801

        Depreciation expense was $21,152 for the year ended December 31, 2006, $3,920 for the period from October 1, 2005 to December 31, 2005, $8,278 for the nine months ended September 30, 2005 and $11,793 for the year ended December 31, 2004. Depreciation expense related to the Company's manufacturing processes and administrative functions is included in the consolidated statement of operations in cost of goods sold and selling, general and administrative expenses, respectively. Capitalized interest expense was $439 for the year ended December 31, 2006, $39 for the period from October 1, 2005 to December 31, 2005 and $61 for the nine months ended September 30, 2005. Capital leases of $66 and $87 at December 31, 2006 and 2005, respectively, are included in machinery and equipment.

8.    GOODWILL AND INTANGIBLE ASSETS, NET

        Goodwill for the Company was $98,064 at December 31, 2006 and $99,078 at December 31, 2005. The reduction in goodwill, which was recorded at the Corporate/Headquarters level, relates primarily to a $1,026 tax settlement with a previous shareholder.

Intangible assets, net include the following:

	Successor
	December 31,
	2006			2005
	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)
Patents and trademarks	$9,134	$957	3, 12, 14	$6,381	$196	12, 14
Key customer list	43,574	3,461	15	37,436	623	15
Other	1,516	754	3	1,243	230	3
Trademark and tradename with indefinite useful lives	36,560	—	—	36,555	—	—

	$90,784	$5,172		$81,615	$1,049

        Amortization expense was $4,130 for the year ended December 31, 2006, $1,001 for the period from October 1, 2005 to December 31, 2005, $210 for the nine months ended September 30, 2005 and $554 for the year ended December 31, 2004. Expected amortization expense for 2007 through 2011 follows:

2007	$4,217
2008	4,121
2009	3,690
2010	3,662
2011	3,662

9.    DEBT ACQUISITION COSTS

        At December 31, 2006 and 2005, the debt acquisition costs and accumulated amortization was as follows:

	Successor
	December 31,
	2006			2005
	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)
Debt Acquisition Costs	$14,562	$3,812	7	$11,798	$565	7

        Amortization of debt acquisition costs for the year ended December 31, 2006, the period October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005, and the year ended December 31, 2004, of $3,247, $565, $1,096 and $897, respectively, of debt acquisition cost amortization were included in interest expense. During 2006, $2,764 of debt acquisition cost was incurred related to the Nevamar funding of $80,000 in term debt.

10.    ACCRUED LIABILITIES

        Accrued liabilities consists of:

	Successor
	December 31,
	2006	2005
Salaries, wages and employee benefits	$11,447	$4,483
Insurance	3,349	—
Customer rebates	2,489	666
Freight	2,558	—
Interest	4,509	4,117
Payable to previous shareholder	—	5,744
Other	8,257	3,691

	$32,609	$18,701

11.    DEBT AND CAPITAL LEASE OBLIGATIONS

        Long-term debt consists of:

	Successor
	December 31,
	2006	2005
Senior Subordinated Notes, due 2013, face amount $151,000 less discount of $838 in 2006 and $963 in 2005, bearing interest at 10 3/4%	$150,162	$150,037
Senior Secured Term Loan, maturing 2012, bearing interest at December 31, 2006 of 8.12% and 6.77% at December 31, 2005	189,586	134,663
Capitalized lease obligations	66	87

	339,814	284,787
Current portion	(30)	(1,407)

	$339,784	$283,380

        Senior Subordinated Notes ("Notes")—As part of the Transaction (see note 2), the Company issued Senior Subordinated Notes on September 30, 2005. Interest is paid semi-annually in arrears on April 1 and October 1; interest payments commenced on April 1, 2006. The Notes will mature on October 1, 2013. The Company capitalized a total of $5,420 of financing fees that are being amortized over the life of the Notes. The Notes are guaranteed by all of the Company's subsidiaries including Nevamar, except Panolam Industries Limited (the Canadian subsidiary). These guarantees are joint and several and full and unconditional.

        In May 2007, the Company received a Notice of Default under Indenture from Wells Fargo Bank, Trustee for the Holders of the Notes for not delivering annual financial information and the Compliance Certificate for the fiscal year ended December 31, 2006 by the required due date. The Company has sixty days from the date of notice to provide the annual financial information and the Compliance Certificate to the Trustee.

        Senior Secured Term Loan and Revolving Credit Facility—As part of the Transaction (see note 2), the Company entered into the Senior Secured Term Loan and Revolving Credit Facility (the "Credit Facility") which originally provided for an aggregate committed amount of up to $155,000 consisting of two tranches; a $135,000 term loan and a $20,000 revolving loan. The term and revolver borrowings may be designated as base rate or Eurodollar rate borrowings, as defined, plus an applicable interest margin. The applicable interest margin on the revolver is reset quarterly based upon certain ratios as defined in the credit agreement. The Company had no revolver borrowings at December 31, 2006 and 2005. As of December 31, 2006, the Company had letters of credit issued in respect of worker's compensation claims in an aggregate amount of $4,072 outstanding under the Credit Facility. The term loan portion is for 7 years and the revolving loan portion is for 5 years. The original quarterly repayment amount was $338 with the balance due at September 30, 2012. The Company capitalized $6,378 of financing fees that will be amortized over the life of the loans. Panolam Holdings II Co. and all of the Company's subsidiaries, except Panolam Industries Limited, guarantee the debt. Substantially all assets are pledged as collateral for the credit facility.

        On March 1, 2006 and in connection with the acquisition of Nevamar (see note 3), the Company entered into two amendments to the Credit Facility. Among other things, the first amendment increased the revolving credit facility portion by $10,000 to $30,000 and, increased the debt incurrence level by $5,000 to $80,000. Further the lenders waived the requirement that the Company limit its capital expenditures during 2005 to the amount set forth in the Credit Agreement so long as total capital expenditures for 2005 do not exceed $9,500. The second amendment increased the principal amount of the term loan facility by $80,000 to $215,000; the Company used the additional $80,000 of term loan to complete the Nevamar acquisition, including debt acquisition costs of $2,764. The repayment of the principal amount of the amended term loan facility was originally scheduled to be paid in quarterly installments of $538 beginning March 31, 2006 with the balance of the principal due on September 30, 2012. During 2006, the Company prepaid $24,539 of its term loan balance. As a result of such prepayments, the Company is no longer required to make any future quarterly installments until 2009. The interest rate on the term loan facility was 8.12% at December 31, 2006.

        The Credit Facility covenants limit the Company's ability to incur debt, pay dividends, change its capital structure, make guarantees, assume liens, and dispose of assets. These covenants include requirements for the Company to maintain certain leverage and interest coverage ratios. In addition, the covenants impose certain limitations on the amount of consolidated capital expenditures that the Company can make or incur in any fiscal year. The Company was in compliance with its financial covenants, as amended and modified on March 1, 2006, during 2006 and 2005.

        The Company obtained a Third Amendment to the Credit Agreement and limited waiver dated March 30, 2007 that allows the filing of the Company's 2006 audited financial statements with the Administrative Agent for the Lenders by June 30, 2007.

        The Company has used the funds under its credit facilities, together with the proceeds from the Notes and the capital contribution (see note 2), to fund the retirement of the First and Second Lien Loans, to repay the shareholders of the Predecessor Company and for working capital requirements, permitted encumbrances, capital expenditures and other general corporate purposes.

        Under the registration rights agreement between the Company and the initial purchasers of the Notes, the Company was required to file a registration statement registering the exchange of unregistered Notes for new registered notes with the Securities and Exchange Commission by March 29, 2006. The Company is required to pay additional interest on the Notes during the period from March 30, 2006 to the date on which it files the registration statement required by the registration rights agreement. The additional interest rate is 0.25% for the first 90 day period following March 29, 2006 and increases by an additional 0.25% with respect to each subsequent 90 day period that the registration statement is not filed, up to a maximum additional interest rate of 1.00%. For the year ended December 31, 2006, the Company incurred additional interest expense of $566 related to this penalty. Of the additional penalty interest, $283 was paid in October 2006 and the remainder was accrued for at December 31, 2006 and was paid in April 2007.

        At December 31, 2006, future debt principal payments are scheduled as follows:

2007	$—
2008	—
2009	1,766
2010	2,152
2011	2,152
Thereafter	333,678

$339,748

        At December 31, 2006, future capital lease payments, including an immaterial amount of interest, are as follows:

2007	$30
2008	36

$66

12.    EMPLOYEE BENEFIT PLANS

        Canadian Pension Plan—Through October 1998, the Company maintained a defined benefit pension plan covering certain Canadian employees at which time the Company transferred certain participants into a defined contribution plan. The participants remaining in the defined benefit plan subsequent to October 1998 continue to participate in such plan. Assets of the plan are primarily comprised of Canadian and U.S. equity securities and government and corporate bonds.

        Nevamar Pension Plan—On July 1, 2002, Nevamar established the Retirement Plan of Nevamar Company, LLC (the "Nevamar Plan"), which is a noncontributory defined benefit pension plan. The Nevamar Plan was established as a result of the spin-off of Nevamar from International Paper Company ("IP"). The Nevamar Plan is intended to provide benefits, which mirror the benefits provided under the Retirement Plan of International Paper (the "IP Pension Plan") as of June 30, 2002. The Nevamar Plan covers only employees covered under the collective bargaining agreements maintained and negotiated at facilities in Odenton, MD; Hampton, SC; Franklin, VA; and Waverly, VA.

        All participants in the Nevamar Plan immediately preceding the spin-off from IP were credited with service under the IP Pension Plan as of June 30, 2002 for the following purposes: eligibility to participate, vesting, benefit accrual and eligibility for early retirement and other subsidies. However, the benefit payable to each participant under the Nevamar Plan was offset by the amount of benefit payable under the IP Pension Plan. For all other participants eligibility begins after the completion of age 21 and the completion of a year of service except for employees at the Franklin location who were eligible immediately upon hire. Normal retirement age is 65. Benefits for each of the applicable locations are based on a formula, as defined in the Nevamar Plan, and length of service. The funding policy is to make the minimum annual contributions required by applicable regulations.

        Other Postretirement Benefit Plan—The Company maintains noncontributory life insurance and medical plans that cover all Canadian employees with over 20 years of service.

        The following table shows the changes in the benefit obligations and the plan assets for the above plans and their funded status. The pension and post-retirement liabilities are included in Other Liabilities on the Consolidated Balance Sheets.

	Successor
	Pension Plans		Other Post- Retirement Benefits
	2006	2005	2006	2005
Changes in benefit obligation:
Benefit obligations—beginning of year	$10,380	$8,540	$2,439	$1,887
Acquisition of Nevamar	3,578	—	—	—
Service cost	302	282	57	50
Member contributions	54	57	—	—
Interest cost	648	483	115	108
Actuarial loss (gain)	287	1,038	(32)	371
Foreign exchange	2	269	(1)	60
Benefits paid	(458)	(289)	(47)	(37)

Benefit obligations—end of year	$14,793	$10,380	$2,531	$2,439

Changes in plan assets:
Fair value of plan assets—beginning of year	$7,784	$6,579	$—	$—
Acquisition of Nevamar	1,932	—	—	—
Actual gain on assets	1,005	452	—	—
Contributions	1,614	776	—	—
Transfers	54	57	—	—
Foreign exchange	(14)	209	—	—
Gain on plan assets	134	—	—	—
Benefits paid	(458)	(289)	—	—

Fair value of plan assets—end of year	$12,051	$7,784	$—	$—

        Funded status at December 31, 2006 and 2005 measurement date:

	Successor
	Pension Plans		Other Post- Retirement Benefits
	2006	2005	2006	2005
Benefit obligation in excess of plan assets	$(2,742)	$(2,596)	$(2,531)	$(2,439)
Unrecognized net (gain) loss	(92)	408	72	105

Accrued pension and postretirement benefit costs	$(2,834)	$(2,188)	$(2,459)	$(2,334)

Weighted average assumptions:
Discount rate—U.S. Plan	5.90%	N/A	N/A	N/A

Discount rate—International Plan	4.75%	4.90%	4.75%	4.70%

Expected return on plan assets—U.S. Plan	3.25%	N/A	N/A	N/A

Expected return on plan assets—International Plan	7.00%	7.00%	N/A	N/A

Rate of compensation increase—U.S. Plan	3.50%	N/A	N/A	N/A

Rate of compensation increase—International Plan	3.25%	3.25%	N/A	N/A

        For the Canadian plan, the expected long-term rate of return on assets has been determined based on the asset allocation guidelines and the return expectation stipulated in the pension plan investment policy statement, as well as the target asset mix of each fund manager comprised in the plan investment portfolio.

        For the Nevamar Plan, the expected long-term rate of return on assets has been determined based on the historical returns and the future expectations for returns for its portfolio, principally cash and cash equivalents.

        Components of net periodic benefit cost follow:

	Pension Plans				Other Post-Retirement Benefits
	Successor				Successor
			Predecessor
		Period from October 1, 2005 to December 31, 2005				Period from October 1, 2005 to December 31, 2005	Predecessor
			Nine Months Ended September 30, 2005
	Year Ended December 31, 2006			Year Ended December 31, 2004	Year Ended December 31, 2006		Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Service cost	$302	$49	$146	$231	$57	$9	$27	$47
Interest cost	648	90	270	412	115	20	60	90
Expected return on plan assets	(640)	(92)	(274)	(414)	—	—	—	—
Amortization and foreign currency translation	111	52	156	211	—	8	26	13

Net periodic benefit cost	$421	$99	$298	$440	$172	$37	$113	$150

        The weighted average assumptions for the net periodic costs for the pension plan and other post-retirement benefits are the same as the assumptions set forth above except that the international plan discount rate was 4.70% for the year ended December 31, 2006, 4.90% for the period from October 1, 2005 to December 31, 2005, 5.50% for the nine months ended September 30, 2005 and 5.75% for the year ended December 31, 2004.

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care and dental benefits was assumed to be 8.5% and 3.5% for both 2006 and 2005, respectively. The rate is assumed to trend down to 6% by 2017 and then stay at 6% per year thereafter. Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plan. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$9	$(8)
Effect on post retirement benefit obligation	159	(143)

        Pension Plan Assets—Plan asset allocation percentages for the Canadian pension plan, by asset category, are as follows:

	Successor
	December 31,
	2006	2005
Balanced pooled funds (consisting of the below types of investment securities)	100%	100%

        The consolidated asset allocations and the plan investment policy statement asset allocation guidelines for the Canadian pension plan compare as follows:

		Actual December 31,
	Target Allocation
		2006	2005
Equity securities	30%-70%	63%	58%
Debt securities	20%-65%	33%	38%
Cash and short term investments	0-40%	4%	5%

        The Company's investment strategy for pension plan assets includes diversification to minimize interest and market risks, and generally does not involve the use of derivative financial instruments. Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

        For the Nevamar Plan, the investment strategy for the year ended December 31, 2005 was to preserve the pension plan assets and all assets of the pension plan were invested in cash and cash equivalents. For the year ended December 31, 2006, this strategy has shifted to more closely match the Canadian plan with equity securities comprising 59%, debt securities 40% and short-term investments 1%.

        Contributions—The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $1,633 to its pension plans and $57 to its other postretirement benefit plan in 2007.

        Estimated Future Benefit Payments—The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans	Other Post- Retirement Benefits
2007	$588	$57
2008	634	64
2009	657	71
2010	761	79
2011	805	85
2012–2016	5,299	700

Total payments	8,744	1,056
Less discount for interest	(1,283)	(252)

Benefit obligations	$7,461	$804

        At December 31, 2005, the Company had a SERP liability of $258 with a former employee, which was included in Other Liabilities on the Consolidated Balance Sheet. During 2006, the Company settled this SERP liability with the former employee in full.

        Defined Contribution Plans—The Company also sponsors defined contribution plans that are available to substantially all employees. The Company contributes cash amounts, based upon a percentage of employee contributions, ranging from 1% to 3% of the employees' pay. The amount expensed for the Company match was $1,484 for 2006, $167 for the period October 1, 2005 to December 31, 2005, $555 for the nine months ended September 30, 2005 and $749 for 2004.

13.    INCOME TAXES

        The provision for income taxes (benefit) consists of:

	Successor
			Predecessor
		Period from October 1, 2005 to December 31, 2005
	Year Ended December 31, 2006		Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Current:
Federal	$4,036	$—	$—	$729
State and local	1,159	50	(400)	366
Foreign	3,907	142	1,553	3,598

Total current	9,102	192	1,153	4,693
Deferred:
Federal	(908)	(595)	646	400
State and local	(625)	(159)	(66)	(149)
Foreign	(3,610)	(27)	(737)	(662)

Total deferred	(5,143)	(781)	(157)	(411)

Total income taxes (benefit)	$3,959	$(589)	$996	$4,282

        Components of deferred income taxes consist of:

	Successor
	December 31,
	2006	2005
Current deferred income tax assets (liabilities):
Accounts receivable	$1,580	$730
Inventories	2,977	1,610
Payroll and employee benefits	3,014	1,147
State and local taxes	—	(118)

Total current deferred income tax assets (liabilities) (See Note 6)	7,571	3,369
Non-current deferred income tax assets (liabilities):
Loss carryforwards	2,237	1,652
Environmental costs	284	293
Tax credits	2,340	4,471
Pension and retiree benefits	876	1,416
Property, plant and equipment	120	(3,852)
Transaction costs	(16,420)	(15,950)
Purchase accounting fair value	(70,854)	(69,990)

Total non-current deferred income tax assets (liabilities)	(81,417)	(81,960)

Net deferred income liability	$(73,846)	$(78,591)

        Based on projections of future taxable income and the expectation that a significant portion of these deferred income tax assets are to be realized by offsetting them against temporary items, it is the Company's belief that it is more likely than not that all deferred income tax assets will be realized.

        A reconciliation of the Company's effective tax rate to the U.S. federal statutory rate follows:

	Successor		Predecessor
	Year Ended December 31, 2006	Period from October 1, 2005 to December 31, 2005	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
U.S. statutory rate	34%	34%	34%	34%
Increases (decreases) resulting from:
Foreign tax rate difference	(5)	(9)	(3)	5
State income taxes, net of federal benefit	3	3	33	1
Other net, including Transaction costs	(5)	(5)	(128)	1

Effective tax rate	27%	23%	(64)%	41%

        The Company has a Canadian subsidiary with income (loss) before income taxes of $2,873 for the year ended December 31, 2006, ($399) for the period from October 1, 2005 to December 31, 2005, $2,064 for the nine months ended September 30, 2005 and $6,282 for 2004. At December 31, 2006 and 2005, unremitted Canadian earnings were approximately $28,091 and $26,249, respectively. The Company intends to indefinitely reinvest these earnings. In 2006, the Company recorded a $2,500 reduction in deferred tax liabilities related to a reduction in the Canadian statutory tax rate with a corresponding offset to income tax expense. As of December 31, 2004, the Company has provided U.S. deferred income taxes of approximately $460 on a potential $12 million dividend from Canada in 2005, of which $7.6 million was previously subjected to income taxes.

        For the year ended December 31, 2006, the Company has a net operating loss of $5,892 available for federal income tax purposes that is scheduled to expire in 2025. Utilization of losses generated in Predecessor periods is subject to limitations. In addition, the Company has a foreign tax credit carryover of $2,340 at December 31, 2006 of which $982 will expire in 2010, $202 will expire in 2013, $1,118 will expire in 2015 and $38 will expire in 2016.

14.    RELATED PARTY TRANSACTION

        Prior to September 30, 2005, an annual management fee of $1,000 and reimbursement of out of pocket expenses were payable to The Carlyle Group (the previous majority stockholder of the Company) and charged to selling, general and administrative expenses. During the nine months ended September 30, 2005, and during the year ended December 31, 2004, $514 and $1,033, respectively, of fees and expenses were paid to The Carlyle Group. $250 was prepaid at December 31, 2004.

        Subsequent to September 30, 2005, the Company pays an annual management fee of $1,500 and reimbursement of out of pocket expenses to Genstar Capital LLC and The Sterling Group. During the period October 1, 2005 to December 31, 2005, no amounts were paid, and $375 was accrued for management fees at December 31, 2005. During the year ended December 31, 2006, $1,688 was paid and $187 was accrued for management fees at December 31, 2006.

        At December 31, 2006, the Company had an intercompany payable to its ultimate parent company, Panolam Holdings Co. of $5,198, which represents principal and interest related to the junior subordinated notes issued by Panolam Holdings to the sellers of Nevamar.

15.    STOCK OPTIONS

        Effective November 24, 1999, the Predecessor granted options to an executive officer to purchase 10,514 shares of the Company's common stock at its then estimated fair value of $1,288 a share. In December 2003, 7,010 of those options were cancelled. As of December 31, 2004, options for 3,504 shares of common stock were exercisable. The options vested ratably through November 30, 2004. All options would have expired on November 24, 2010.

        On January 1, 2004, Old Holdings granted options to an executive officer to purchase 2,640 shares of the PIH common stock. In addition, on January 1, 2004, PIH granted options to management personnel to purchase 2,145 shares of PIH common stock. On September 30, 2005, in connection with the Transaction, all options outstanding related to the 1999 and 2004 agreements were paid out in full, and no options were outstanding as of September 30, 2005. All options granted during 2004 were revalued due to the dividend distribution of $68,520 as provided for in the option plan agreement. The exercise price was adjusted to the estimated fair value of the Company's stock of $669. For the nine months ended September 30, 2005, $5,026 was recorded as compensation expense relating to the Transaction (see note 2). This amount represents the payout of options at the revalued exercise price less an amount held in escrow.

        Presented below is a summary of stock option activity for the year ended December 31, 2004 and for the nine months ended September 30, 2005.

	Outstanding		Exercisable
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2004	3,504	$1,136	3,504	$1,136
Granted	4,785	1,136	—	—

Outstanding, December 31, 2004	8,289	1,136	3,504	1,136
Vesting	—	—	4,785	1,136
Exercised	(8,289)	669	(8,289)	669

Outstanding, September 30, 2005	—	—	—	—

        For the periods prior to the adoption of SFAS No. 123(R) on October 1, 2005, the following table illustrates the pro forma effect on net income (loss) if the Company had applied fair value recognition provisions of SFAS No. 123 to the options in effect prior to September 30, 2005. The compensation expense represents the pro forma effects of amortizing the estimated fair value of the options over the vesting period.

	Predecessor
	Nine Months Ended September 30, 2005	December 31, 2004
Net income (loss) as reported	$(2,555)	$6,075
Stock-based compensation expense—under fair value method, net of tax	—	(156)

Pro forma net income (loss)	$(2,555)	$5,919

        On September 30, 2005, the Company instituted the Panolam Holdings Co. 2005 Equity Incentive Plan ("Plan"). A committee appointed by the Board of Directors administers this Plan, and at least 2 non-employee directors must be on the committee. The purpose of the Plan is to attract, retain and motivate the Company's executives and management employees. The Committee is authorized to approve the grant of any one or combination of stock options, stock appreciation rights, restricted stock, stock units and cash. On that date, the Board authorized a total of 17,778 options. The Company then granted options to an executive officer and management personnel to purchase 15,556 shares of the Company's common stock, exercisable at a price of $500 per share. These options vest ratably over 5 years. The Company issues shares to satisfy stock option exercises.

        On October 1, 2005, the Company adopted SFAS No. 123(R) using fair-value based measurement of accounting. Upon adoption, the Company selected the modified prospective method. As a result of adopting SFAS No. 123(R), the Company recognized compensation expense of $487 for the year ended December 31, 2006 and $118 for the period from October 1, 2005 to December 31, 2005. Such compensation expense is included in selling, general and administrative expense in the statement of operations. The tax benefit related to this expense was $185 and $45 for the year ended December 31, 2006 and for the period from October 1, 2005 to December 31, 2005, respectively. As of December 31, 2006 and 2005, there was $1,837 and $2,239, respectively, of unrecognized compensation expense relating to outstanding options. This amount will be amortized over the remaining vesting period associated with each grant.

        Presented below is a summary of stock option activity for the period October 1, 2005 to December 31, 2005 and for the year ended December 31, 2006.

	Outstanding		Exercisable
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price
Outstanding, October 1, 2005	—	$—	—	$—
Granted	15,556	500	—	—

Outstanding, December 31, 2005	15,556	500	—	—
Granted	750	500	—	—
Forfeited	(1,778)	500	—	—
Vested	—	—	2,756	500

Outstanding and expected to vest at December 31, 2006	14,528	$500	2,756	$500

        The Company uses the Black-Scholes Merton option-pricing model to calculate the fair value of share-based awards. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price and forfeiture rate. In determining the fair value of its share-based awards, the Company has assumed no forfeitures and as a result expects the awards to vest ratably over the five year vesting period. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. The following gives the assumptions used, followed by definitions of those terms:

	Successor		Predecessor
	Year Ended December 31, 2006	October 1, 2005 to December 31, 2005	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Risk-free interest rate	5.01%	4.19%	4.19%	3.05%
Dividend yield	—	—	—	—
Forfeiture rate	—	—	—	—
Volatility factor	36%	30%	30%	30%
Expected term of options	6.5 years	4.0 years	4.0 years	10.13 years
Weighted average fair value of options	$417	$151	$151	$336

        Term—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. An increase in the expected term will increase compensation expense.

        Volatility—This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Volatilities are based on implied volatilities from traded options of the Company's shares, historical volatility of the Company's shares, and other factors, such as expected changes in volatility arising from planned changes in the Company's business operations. For this specific volatility estimate, the historical stock price volatility of 14 public companies whose lines of business are considered similar to the Company were analyzed, focusing on the stock price trading history of those 14 companies for the years prior to grant date. An increase in the expected volatility will increase compensation expense.

        Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase compensation expense.

        Dividend Yield—The Company has no plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

        Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

16.    COMMITMENTS AND CONTINGENCIES

        Contingencies—During 2000, certain of the Company's subsidiaries were named as defendants in numerous federal and state class action lawsuits filed on behalf of customers and various classes of consumers alleging a conspiracy among manufacturers of HPL from as early as 1993 to the present time. The lawsuits claim that the manufacturers conspired to fix the price of HPL products in violation of federal and state antitrust laws, and seek treble damages, restitution, injunctive relief, and interest and attorneys fees. On July 27, 2004, the Company settled the federal antitrust civil case for $9,500. On October 22, 2004, the Company settled the California anti-trust civil case for $1,000. On December 2, 2004, the Company settled the remaining states cases for $1,228. The above amounts were paid in full on September 8, 2004, October 29, 2004 and December 22, 2004, respectively.

        The Company is party to other litigation matters involving ordinary and routine claims incidental to the business. The Company cannot estimate with certainty its ultimate legal and financial liability with respect to such pending litigation matters. However, the Company believes, based on its examination of such matters, the Company's ultimate costs with respect to such matters, if any, will not have a material adverse effect on its financial position, results of operations or cash flows.

        Environmental—The Company's Auburn, Maine, facility is subject to a Compliance Order by Consent ("COC") dated May 5, 1993, issued by the State of Maine Department of Environmental Protection ("DEP") with regard to unauthorized discharges of hazardous substances into the environment. The Company and the previous owners, named in the COC, are required to investigate and, as necessary, remediate the environmental contamination at the site. Because the unauthorized discharges occurred during the previous ownership, the previous owners have agreed to be responsible for compliance with the COC. The previous owners have completed and submitted to the State for its review a risk assessment. The financial obligation of the previous owners to investigate and or remediate is unlimited except with regard to a portion of the land at the Company's Auburn, Maine, facility, which is capped at $10,000. The Company has recorded a liability of $749 and $771 at December 31, 2006 and 2005, respectively, for site remediation costs in excess of costs assumed by the previous owners. The Company could incur additional obligations in excess of the amount accrued and the Company's recorded estimate may change over time.

        The Company's operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. Management is not aware of any exposures, other than those mentioned above, which would require an accrual.

        Lease Commitments—Minimum future rental payments under operating leases, determined at December 31 2006, are as follows:

2007	$2,018
2008	1,227
2009	963
2010	803
2011	756
Thereafter	2,331

$8,098

        Rental expense was $3,904, $416, $1,237 and $1,710 for the year ended December 31, 2006, the period October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

17.    OTHER—NET

        Other—net consisted of:

Predecessor
Year Ended December 31, 2004
Settlement and Release Agreement	$(5,750)
Antitrust Settlement (see note 16)	17,282

Total	$11,532

        Settlement and Release Agreement—On December 31, 2004, the Company entered into a settlement agreement and release with a previous owner of one of the Company's subsidiaries related to indemnification obligations under a stock purchase agreement. The Company recognized a gain on the settlement of $5,750, which was collected in full in January 2005.

        Antitrust Settlement—In August 2004, the Company entered into a settlement agreement for the antitrust litigation and made cash payments totaling $11,728 (see note 16). Total expenses recorded were $17,282, including legal fees.

18.    SEGMENT INFORMATION

        The Company has two reportable segments, decorative laminates and other. Decorative laminates manufactures and distributes decorative laminates, specifically TFM and HPL, for use in a wide variety of residential and commercial indoor surfacing applications. This segment accounted for approximately 89% of the Company's total revenue for the year ended December 31, 2006 and 86% for the period from October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2004. The Company's other segment includes the production and marketing of a variety of specialty resins for industrial uses, custom treated and chemically prepared decorative overly papers and a variety of other industrial laminates. This segment net of the corporate/eliminations accounted for 11% of the Company's total revenue for the year ended December 31, 2006 and 14% for the period October 1, 2005 to December 31, 2005, the nine months ended September 30, 2005 and the year ended December 31, 2004. The amount of net sales reflected in the corporate/eliminations column in the tables below primarily represents the elimination of the intercompany sales of the other segment to the decorative laminates segment.

        The Company uses the following key information in evaluating the performance of each segment:

	Successor
	As of December 31, 2006 and for the Year Ended December 31, 2006
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$411,561	$57,043	$(8,526)	$460,078
Gross profit	93,750	8,834	—	102,584
Income (loss) from operations	70,936	4,838	(25,973)	49,801
Depreciation and amortization expense	20,554	1,908	2,946	25,408
Capital expenditures	3,613	8,770	236	12,619
Total assets	397,584	51,436	122,722	571,742
	Successor
	As of December 31, 2005 and for the Period October 1, 2005 to December 31, 2005
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$58,508	$11,159	$(1,296)	$68,371
Gross profit	11,153	1,805	—	12,958
Income (loss) from operations	8,555	1,348	(5,637)	4,266
Depreciation and amortization expense	3,721	487	713	4,921
Capital expenditures	1,518	3,607	49	5,174
Total assets	320,569	43,885	116,202	480,656

	Predecessor
	Nine Months Ended September 30, 2005
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$189,040	$34,381	$(3,565)	$219,856
Gross profit	45,648	5,858	—	51,506
Income (loss) from operations	37,620	4,406	(23,032)	18,994
Depreciation and amortization expense	7,632	604	252	8,488
Capital expenditures	1,312	1,947	308	3,567
	Predecessor
	Year Ended December 31, 2004
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$242,019	$42,914	$(4,271)	$280,662
Gross profit	59,462	5,955	—	65,417
Income (loss) from operations	34,170	3,617	(12,829)	24,958
Depreciation and amortization expense	11,242	877	228	12,347
Capital expenditures	2,986	273	722	3,981

        Net sales by geographic area were:

	Successor		Predecessor
	Year Ended December 31, 2006	Period from October 1, 2005 to December 31, 2005	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
United States	$384,627	$53,779	$173,529	$216,128
Canada	70,348	13,806	43,877	61,613
Other	5,103	786	2,450	2,921

	$460,078	$68,371	$219,856	$280,662

        No single customer accounted for more than 10% of the Company's consolidated net sales for any of the above periods.

        Long-lived assets by geographic area were as follows:

	Successor
	December 31, 2006	December 31, 2005
United States	$368,609	$311,827
Canada	91,688	98,154

	$460,297	$409,981

19.    SUPPLEMENTAL CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

        The Notes issued September 30, 2005 by Panolam Industries International, Inc. are guaranteed by Panolam Industries, Inc., Pioneer Plastics Corporation and Nevamar Holding Corp. Supplemental consolidating condensed financial statements for the parent company, subsidiary guarantors and the non-guarantor are presented below. Investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries eliminate investments in subsidiaries, intercompany balances and intercompany transactions.

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Balance Sheets December 31, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations		Total
ASSETS
Current Assets:
Cash and cash equivalent	$8,544	$(3,550)	$5,855	$—		$10,849
Accounts receivable, net	1,431	19,051	1,623	—		22,105
Inventories, net	—	53,404	8,455	—		61,859
Other current assets	14,495	1,306	831	—		16,632

Total current assets	24,470	70,211	16,764	—		111,445
Property, plant and equipment, net	1,987	179,353	83,411	—		264,751
Goodwill	12,060	61,494	24,510	—		98,064
Intangible assets, net	41,670	35,665	8,277	—		85,612
Debt acquisition costs, net	10,750	—	—	—		10,750
Other assets	31	1,089	—	—		1,120
Investment in subsidiaries	586,555	—	—	(586,555	)(a)	—

Total	$677,523	$347,812	$132,962	$(586,555)		$571,742

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$324	$9,229	$1,834	$—		$11,387
Accrued liabilities	16,467	14,852	1,290	—		32,609
Current portion of long-term debt	—	30	—	—		30
Other current liabilities	3,559	—	772	—		4,331

Total current liabilities	20,350	24,111	3,896	—		48,357
Long-term debt	339,748	36	—	—		339,784
Deferred income taxes	57,043	—	24,374	—		81,417
Due to Panolam Holdings Co.	5,198	—	—	—		5,198
Other liabilities	—	4,237	3,808	—		8,045
Intercompany (receivable) payable	20,534	(22,734)	2,200	—		—

Total liabilities	442,873	5,650	34,278	—		482,801
Total stockholder's equity	234,650	342,162	98,684	(586,555	)(a)	88,941

Total	$677,523	$347,812	$132,962	$(586,555)		$571,742

(a)
Elimination of investment in subsidiaries.

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Balance Sheets December 31, 2005
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations		Total
ASSETS
Current Assets:
Cash	$10,149	$(3,976)	$700	$—		$6,873
Accounts receivable, net	1,635	13,869	2,934	—		18,438
Inventories, net	—	25,719	8,768	—		34,487
Other current assets	7,514	1,957	1,406	—		10,877

Total current assets	19,298	37,569	13,808	—		70,675
Property, plant and equipment, net	1,324	127,887	89,590	—		218,801
Goodwill	(1,625)	76,205	24,498	—		99,078
Intangible assets, net	44,273	27,729	8,564	—		80,566
Debt acquisition costs, net	11,233	—	—	—		11,233
Other assets	303	—	—	—		303
Investment in subsidiaries	443,418	—	—	(443,418	)(a)	—

Total	$518,224	$269,390	$136,460	$(443,418)		$480,656

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$679	$7,496	$2,949	$—		$11,124
Accrued liabilities	13,946	2,866	1,889	—		18,701
Current portion of long-term debt	1,350	48	9	—		1,407
Other current liabilities	1,421	128	—	—		1,549

Total current liabilities	17,396	10,538	4,847	—		32,781
Long-term debt, less current portion	283,350	30	—	—		283,380
Deferred income taxes	56,954	—	25,006	—		81,960
Other liabilities	—	—	4,780	—		4,780
Intercompany (receivable) payable	(4,971)	(102)	5,073	—		—

Total liabilities	352,729	10,466	39,706	—		402,901
Total stockholder's equity	165,495	258,924	96,754	(443,418	)(a)	77,755

Total	$518,224	$269,390	$136,460	$(443,418)		$480,656

(a)
Elimination of investment in subsidiaries.

	Successor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Year Ended December 31, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$367,486	$98,287	$(5,695)	$460,078
Cost of goods sold	—	280,793	82,396	(5,695)	357,494

Gross profit	—	86,693	15,891	—	102,584
Selling, general and administrative expenses	25,973	24,405	2,405	—	52,783

Income (loss) from operations	(25,973)	62,288	13,486	—	49,801
Interest expense	35,574	3	—	—	35,577
Interest income	(388)	(17)	(223)	—	(628)

Income (loss) before income taxes and equity in net income of subsidiaries	(61,159)	62,302	13,709	—	14,852
Income taxes	2,920	—	1,039	—	3,959

Income (loss) before equity in net income of subsidiaries	(64,079)	62,302	12,670	—	10,893
Equity in net income of subsidiaries	74,972	—	—	(74,972)	—

Net income	$10,893	$62,302	$12,670	$(74,972)	$10,893

	Successor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Period October 1, 2005 to December 31, 2005
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$49,294	$20,373	$(1,296)	$68,371
Cost of goods sold	—	38,675	18,034	(1,296)	55,413

Gross profit	—	10,619	2,339	—	12,958
Selling, general and administrative expenses	5,373	2,468	588	—	8,429
Transaction expenses	263	—	—	—	263

Income (loss) from operations	(5,636)	8,151	1,751	—	4,266
Interest expense	6,917	1	—	—	6,918
Interest income	(58)	—	(10)	—	(68)

Income (loss) before income taxes (benefit) and equity in net income of subsidiaries	(12,495)	8,150	1,761	—	(2,584)
Income taxes (benefit)	(692)	—	103	—	(589)

Income (loss) before equity in net income of subsidiaries	(11,803)	8,150	1,658	—	(1,995)
Equity in net income of subsidiaries	9,808	—	—	(9,808)	—

Net income (loss)	$(1,995)	$8,150	$1,658	$(9,808)	$(1,995)

	Predecessor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Nine Months Ended September 30, 2005
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$157,336	$66,085	$(3,565)	$219,856
Cost of goods sold	—	117,366	54,549	(3,565)	168,350

Gross profit	—	39,970	11,536	—	51,506
Selling, general and administrative expenses	16,348	7,331	2,148	—	25,827
Transaction expenses	6,685	—	—	—	6,685

Income (loss) from operations	(23,033)	32,639	9,388	—	18,994
Interest expense	6,917	13,776	—	—	20,693
Interest income	(115)	—	(25)	—	(140)

Income (loss) before income taxes and equity in net income of subsidiaries	(29,835)	18,863	9,413	—	(1,559)
Income taxes	246	—	750	—	996

Income (loss) before equity in net income of subsidiaries	$(30,081)	$18,863	$8,663	—	$(2,555)
Equity in net income of subsidiaries	27,526	—	—	(27,526)	—

Net income (loss)	$(2,555)	$18,863	$8,663	$(27,526)	$(2,555)

	Predecessor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations Year Ended December 31, 2004
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$194,356	$90,577	$(4,271)	$280,662
Cost of goods sold	—	147,912	71,604	(4,271)	215,245

Gross profit	—	46,444	18,973	—	65,417
Selling, general and administrative expenses	15,623	11,419	1,885	—	28,927
Other-net	11,532	—	—	—	11,532

Income (loss) from operations	(27,155)	35,025	17,088	—	24,958
Interest expense	14,688	—	—	—	14,688
Interest income	(50)	—	(37)	—	(87)

Income (loss) before income taxes and equity in net income of subsidiaries	(41,793)	35,025	17,125	—	10,357
Income taxes	2,079	—	2,203	—	4,282

Income (loss) before equity in net income of subsidiaries	(43,872)	35,025	14,922	—	6,075
Equity in net income of subsidiaries	49,947	—	—	(49,947)	—

Net income	$6,075	$35,025	$14,922	$(49,947)	$6,075

	Successor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Cash Flows Year Ended December 31, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income	$10,893	$62,302	$12,670	$(74,972)	$10,893
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,944	15,024	7,440		25,408
Deferred income tax benefit	(3,871)	(273)	(999)		(5,143)
Amortization of debt acquisition costs	3,247	—	—		3,247
Stock option expense	487	—	—		487
Equity in net income of subsidiaries	(74,972)			74,972	—
Other	(204)	458	(73)		181
Changes in operating assets and liabilities:
Accounts receivable	204	11,747	1,312		13,263
Inventories	—	5,194	318		5,512
Other current assets	(3,044)	1,251	(58)		(1,851)
Accounts payable and accrued liabilities	2,801	(14,236)	(1,716)		(13,151)
Income taxes payable	2,049	455	1,760		4,264
Intercompany receivable/payable, net	83,398	(69,757)	(13,641)		—
Other	391	(219)	(974)		(802)

Net cash provided by operating activities	24,323	11,946	6,039	—	42,308
Cash flows from investing activities:
Acquisition, net of acquired cash	(77,801)	—	—		(77,801)
Purchases of property, plant and equipment	(236)	(11,508)	(875)		(12,619)

Net cash used in investing activities	(78,037)	(11,508)	(875)	—	(90,420)
Cash flows from financing activities:
Repayment of long-term debt	(25,077)	(12)	(9)	—	(25,098)
Proceeds from long-term debt	80,000	—	—		80,000
Proceeds from revolving credit	5,000	—	—		5,000
Payment of debt acquisition costs	(2,764)	—	—		(2,764)
Repurchase and cancellation of common stock	(50)	—	—		(50)
Repayment of revolving credit	(5,000)	—	—		(5,000)

Net cash provided by (used in) financing activities	52,109	(12)	(9)	—	52,088

Net change in cash and cash equivalents	(1,605)	426	5,155	—	3,976
Cash and cash equivalents—beginning of period	10,149	(3,976)	700	—	6,873

Cash and cash equivalents—end of period	$8,544	$(3,550)	$5,855	$—	$10,849

	Successor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Cash Flows Period October 1, 2005 to December 31, 2005
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income (loss)	$(1,995)	$8,150	$1,658	$(9,808)	$(1,995)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	713	2,426	1,782		4,921
Deferred income tax benefit	(575)	—	(206)		(781)
Amortization of debt acquisition costs	565	—	—		565
Stock option expense	118	—	—		118
Equity in net income of subsidiaries	(9,808)			9,808	—
Other	2,889	(2,118)	(6)		765
Changes in operating assets and liabilities:
Accounts receivable	769	2,763	(60)		3,472
Inventories	(6)	210	614		818
Other current assets	(4,428)	(65)	(107)		(4,600)
Accounts payable and accrued liabilities	1,438	(1,910)	813		341
Income taxes payable	5,421	327	(154)		5,594
Intercompany receivable/payable, net	10,976	(7,843)	(3,133)		—
Other	378	—	(182)		196

Net cash provided by operating activities	6,455	1,940	1,019	—	9,414
Cash flows from investing activities:
Purchases of property, plant and equipment	(49)	(4,422)	(703)		(5,174)

Net cash used in investing activities	(49)	(4,422)	(703)	—	(5,174)
Cash flows from financing activities:
Repayment of long-term debt	(337)	(21)	(5)		(363)
Payment of debt acquisition costs	(285)	—	—		(285)
Capital contribution	4,000	—	—		4,000
Repurchase and cancellation of common stock	(2,252)				(2,252)
Repayment of revolving credit	(2,500)	—	—		(2,500)

Net cash used in financing activities	(1,374)	(21)	(5)	—	(1,400)

Effect of exchange rate changes on cash	—	—	87	—	87

Net change in cash and cash equivalents	5,032	(2,503)	398	—	2,927
Cash and cash equivalents—beginning of period	5,117	(1,473)	302	—	3,946

Cash and cash equivalents—end of period	$10,149	$(3,976)	$700	$—	$6,873

	Predecessor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Cash Flows Nine Months Ended September 30, 2005
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income (loss)	$(2,555)	$18,863	$8,663	$(27,526)	$(2,555)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	252	4,230	4,006		8,488
Deferred income tax benefit	(157)	—	—		(157)
Amortization of debt acquisition costs	1,096	—	—		1,096
Write off of debt acquisition costs	6,211	—	—		6,211
Equity in net income of subsidiaries	(27,526)		—	27,526	—
Other	(361)	11	—		(350)
Changes in operating assets and liabilities:
Accounts receivable	(454)	(4,777)	(1,132)		(6,363)
Inventories	2,130	(818)	815		2,127
Other current assets	6,292	322	(59)		6,555
Accounts payable and accrued liabilities	2,449	1,666	(1,111)		3,004
Income taxes payable	1,422	(1,313)	(1,381)		(1,272)
Intercompany receivable/payable, net	25,351	(14,042)	(11,309)		—
Other	209	—	—		209

Net cash provided by (used in) operating activities	14,359	4,142	(1,508)	—	16,993
Cash flows from investing activities:
Purchases of property, plant and equipment	(308)	(2,948)	(311)		(3,567)

Net cash used in investing activities	(308)	(2,948)	(311)	—	(3,567)
Cash flows from financing activities:
Repayment of long-term debt	(208,998)	(60)	(14)		(209,072)
Proceeds from long-term debt	135,000	—	—		135,000
Proceeds from revolving credit	2,500	—	—		2,500
Payment of debt acquisition costs	(11,519)	—	—		(11,519)
Proceeds from subordinated notes	150,006	—	—		150,006
Capital contribution	76,000	—	—		76,000
Repurchase and cancellation of common stock	(150,712)	—	—		(150,712)
Redemption of options	(4,081)	—	—		(4,081)

Net cash used in financing activities	(11,804)	(60)	(14)	—	(11,878)

Effect of exchange rate changes on cash	—	—	(45)	—	(45)

Net change in cash and cash equivalents	2,247	1,134	(1,878)	—	1,503
Cash and cash equivalents—beginning of period	2,870	(2,607)	2,180	—	2,443

Cash and cash equivalents—end of period	$5,117	$(1,473)	$302	$—	$3,946

	Predecessor
	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Cash Flows Year Ended December 31, 2004
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income	$6,075	$35,025	$14,922	$(49,947)	$6,075
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	229	6,552	5,566		12,347
Deferred income tax (benefit)	622	—	(1,033)		(411)
Amortization of debt acquisition costs	897	—	—		897
Write off of debt acquisition costs	2,914	—	—		2,914
Antitrust settlement	17,282	—	—		17,282
Equity in net income of subsidiaries	(49,947)			49,947	—
Other	(379)	11	368		—
Changes in operating assets and liabilities:
Accounts receivable	257	(3,509)	809		(2,443)
Inventories	(421)	(1,880)	983		(1,318)
Other current assets	(4,342)	1,180	(2)		(3,164)
Accounts payable and accrued liabilities	(9,216)	3,117	1,102		(4,997)
Income taxes payable	4,030	28	1,586		5,644
Intercompany receivable/payable, net	62,303	(41,288)	(21,015)	—	—
Other	20	—	272		292

Net cash provided by (used in) operating activities	30,324	(764)	3,558	—	33,118
Cash flows from investing activities:
Purchases of property, plant and equipment	(722)	(1,031)	(2,228)		(3,981)

Net cash used in investing activities	(722)	(1,031)	(2,228)	—	(3,981)
Cash flows from financing activities:
Repayment of long-term debt	(143,010)	(37)	(16)		(143,063)
Proceeds from long-term debt	209,000	—	—		209,000
Proceeds from revolving credit	9,400	—	—		9,400
Payment of debt acquisition costs	(7,363)	—	—		(7,363)
Due from Panolam Group, Inc., and Panolam Industries Holdings, Inc.	(60,635)	—	—		(60,635)
Dividend paid to Panolam Group, Inc., and Panolam Industries Holdings, Inc.	(26,187)	—	—		(26,187)
Repayment of revolving credit	(9,400)	—	—		(9,400)

Net cash used in financing activities	(28,195)	(37)	(16)	—	(28,248)

Effect of exchange rate changes on cash	—	—	(108)	—	(108)

Net change in cash and cash equivalents	1,407	(1,832)	1,206	—	781
Cash and cash equivalents—beginning of period	1,463	(775)	974	—	1,662

Cash and cash equivalents—end of period	$2,870	$(2,607)	$2,180	$—	$2,443

*            *            *            *             *

PANOLAM INDUSTRIES INTERNATIONAL, INC.
Condensed Consolidated Balance Sheets
(Amounts in thousands)
(Unaudited)

	June 30, 2007	December 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,227	$10,849
Accounts receivable, less allowances of $6,742 at June 30, 2007 and $7,252 at December 31, 2006	31,292	22,105
Inventories	63,764	61,859
Other current assets	13,230	16,632

Total current assets	115,513	111,445

PROPERTY, PLANT AND EQUIPMENT—Net	268,794	264,751
GOODWILL	100,413	98,064
INTANGIBLE ASSETS—Net	84,310	85,612
DEBT ACQUISITION COSTS—Net	9,653	10,750
OTHER ASSETS	1,383	1,120

TOTAL	$580,066	$571,742

LIABILITIES AND STOCKHOLDER'S EQUITY CURRENT LIABILITIES:
Accounts payable	$17,156	$11,387
Accrued liabilities	29,626	32,609
Current portion of long-term debt	23	30
Other current liabilities	2,085	4,331

Total current liabilities	48,890	48,357

LONG-TERM DEBT	332,837	339,784
DEFERRED INCOME TAXES	83,196	81,417
DUE TO PANOLAM HOLDINGS CO	5,404	5,198
OTHER LIABILITIES	7,840	8,045

Total liabilities	478,167	482,801
COMMITMENTS AND CONTINGENCIES (Note 17)
STOCKHOLDER'S EQUITY:
Common stock, $.01 par value—200 authorized, 200 issued and outstanding	—	—
Additional paid-in-capital	80,779	80,555
Accumulated earnings	12,209	8,898
Accumulated other comprehensive income (loss)	8,911	(512)

Total stockholder's equity	101,899	88,941

TOTAL	$580,066	$571,742

See notes to condensed consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.
Condensed Consolidated Statements of Operations
(Amounts in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
NET SALES	$111,793	$134,037	$224,173	$226,380
COST OF GOODS SOLD	87,626	103,750	174,155	176,940

GROSS PROFIT	24,167	30,287	50,018	49,440
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	13,752	14,654	27,390	25,832

INCOME FROM OPERATIONS	10,415	15,633	22,628	23,608
INTEREST EXPENSE	8,847	8,893	17,676	16,480
INTEREST INCOME	(145)	(182)	(307)	(298)

INCOME BEFORE INCOME TAXES	1,713	6,922	5,259	7,426
INCOME TAXES	652	1,397	1,948	1,590

NET INCOME	$1,061	$5,525	$3,311	$5,836

See notes to condensed consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	For the Six Months Ended June 30,
	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$3,311	$5,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,277	11,991
Deferred income taxes (benefit)	1,729	(4,333)
Amortization of debt acquisition costs	1,105	1,088
Stock option expense	224	239
Other	(119)	(260)
Changes in operating assets and liabilities:
Accounts receivable	(9,051)	(6,945)
Inventories	(1,095)	2,751
Other current assets	980	500
Accounts payable and accrued liabilities	2,518	54
Income taxes payable	(2,104)	5,439
Other	(573)	(195)

Net cash provided by operating activities	10,202	16,165

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition, net of acquired cash	—	(77,690)
Purchase of property, plant and equipment	(7,361)	(4,668)

Net cash used in investing activities	(7,361)	(82,358)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(7,016)	(11,123)
Proceeds from long-term debt	—	80,000
Payment of debt acquisition costs	(8)	(2,022)

Net cash (used in) provided by financing activities	(7,024)	66,855

EFFECT OF EXCHANGE RATE CHANGES ON CASH	561	32

CHANGE IN CASH AND CASH EQUIVALENTS	(3,622)	694
CASH AND CASH EQUIVALENTS—Beginning of period	10,849	6,873

CASH AND CASH EQUIVALENTS—End of period	$7,227	$7,567

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$16,607	$15,402

Cash payments for income taxes, net of refunds	2,323	484

See notes to condensed consolidated financial statements.

PANOLAM INDUSTRIES INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

(Unaudited)

1.    BUSINESS

        Panolam Industries International, Inc. (the "Company") designs, manufactures and distributes decorative overlay products, primarily thermally fused melamine panels ("TFMs") and high-pressure laminate sheets ("HPLs"), throughout Canada and the United States. The Company markets its products through independent distributors and directly to kitchen and bathroom cabinet, furniture, store fixtures and original equipment manufacturers ("OEMs"). The Company wholly-owns, the following companies:

  •
  Panolam Industries Limited

  •
  Panolam Industries, Inc.

  •
  Pioneer Plastics Corporation ("Pioneer")

  •
  Nevamar Holding Corp. (see note 3)

2.    THE TRANSACTION

        On July 16, 2005, Panolam Industries Holdings, Inc. ("Old Holdings") (which at the time was controlled by affiliates of The Carlyle Group), entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of PIH Acquisition Co. ("PIH"), a subsidiary of Panolam Holdings II Co. ("Holdings II"), into Old Holdings for aggregate cash consideration of $347,500 less funded debt at closing and certain expenses of the transaction.

        In addition, $4,000 of the merger consideration was paid into escrow pending determination of any working capital adjustment following calculation of the working capital on the Closing Date, pursuant to terms and conditions specified in the Merger Agreement. On September 30, 2005 (the "Closing Date"), pursuant to the terms of the Merger Agreement, PIH was merged with and into Old Holdings. Immediately following the merger on the Closing Date, Old Holdings was merged through a series of transactions with and into Panolam Industries International, Inc. The Company refers to these merger transactions as the Merger or Transaction. The Merger was accounted for using the purchase method of accounting.

        The parent of Holdings II, Panolam Holdings Co. ("Panolam Holdings"), is controlled by Genstar Capital LLC ("Genstar Capital"), and The Sterling Group.

        Financing for the acquisition consisted of the following (See note 11):

  •
  The Company entered into a new senior credit facility, or Credit Facility, for a total amount of $155,000. The Credit Facility has a term loan tranche of $135,000 and a revolving credit facility tranche for $20,000 for general corporate purposes. $2,500 of the revolving loan was drawn at the consummation of the acquisition to fund any cash on the balance sheet at closing.

  •
  The Company issued $151,000 of senior subordinated notes, or the Notes.

  •
  Genstar Capital and The Sterling Group (collectively, the "Sponsors"), together with the chief executive officer and certain other members of management, contributed $80,000 in equity to Panolam Holdings, which was subsequently contributed to the capital of the Company.

        At September 30, 2005, the total capitalized debt acquisition costs related to the Transaction were $11,513; $5,238 related to the issuance of the Notes and $6,275 related to the new Credit Facility. During the period October 1 through December 31, 2005, the Company capitalized an additional $285 of financing costs, $182 related to the Notes and $103 related to the Credit Facility. In addition, as of September 30, 2005, the Company incurred expenses related to the Transaction of $19,421. Of that amount, $5,025 was included in selling, general and administrative expenses as compensation expense, $1,500 of early payment penalties fees on the previous credit facility and the write-off of capitalized financing costs of $6,211 were included in interest expense and the remaining $6,685 was included on the statement of operations as Transaction expenses. During the period October 1, 2005 through December 31, 2005, the Company incurred an additional $263 of Transaction expenses. The capitalized portions related to the financing will be amortized over the life of the Notes or Credit Facility, as appropriate.

        In connection with the Merger and change of control, purchase accounting was applied and completed, and all assets were revalued and goodwill recorded, based on valuations and other studies. As such, the value of intangibles (both definite and indefinite lived), goodwill and property, plant and equipment increased significantly. The increase in the valuation of the definite lived intangible asset and the property, plant and equipment, as well as the increase in capitalized financing costs, will increase the depreciation and amortization expense and cost of sales considerably as compared to prior periods.

        The goodwill resulting from the Transaction was $99,078. See note 8 for intangible asset description. The fair value of the purchase price has been allocated as of September 30, 2005 as follows:

Current assets	$76,560
Property, plant and equipment	217,402
Goodwill	99,078
Intangible assets	93,163
Other assets	304

Total assets acquired	486,507

Total current liabilities	34,457
Other liabilities	4,974
Long term debt	283,693
Deferred income taxes	83,383

Total liabilities	406,507

Net assets acquired	$80,000

3.    THE ACQUISITION OF NEVAMAR

        On March 1, 2006, Panolam Industries International, Inc. acquired all of the outstanding equity securities of Nevamar Holdco, LLC, the parent of Nevamar Company, LLC ("Nevamar") a leading manufacturer of decorative surface products. Nevamar is included in the results of the Company beginning on March 1, 2006. Nevamar designs and sells decorative laminates and other surfacing materials used in the commercial and residential furniture, fixtures and cabinet markets, as well as the graphic arts industry. The total consideration paid for Nevamar was $80,000, consisting of $75,000 in cash and the issuance by Panolam to the sellers of $5,000 of junior subordinated notes. At the time of closing, $1,000 of the purchase price was put into an escrow account, which was ultimately returned to the Company in the form of a working capital adjustment pursuant to the acquisition agreement. In addition, the Company incurred $3,863 in closing costs related to the Nevamar acquisition. Certain indemnity claims Panolam may have under the acquisition agreement may be offset against the subordinated notes issued to the sellers. At December 31, 2006, the Company offset approximately $138 in claims against the junior subordinated notes. In connection with the Nevamar acquisition, the Company expanded its existing credit facility and drew down an additional $80,000 of long-term debt. Debt acquisition costs related to the $80,000 drawdown totaled $2,764. See note 9.

        In connection with this acquisition, purchase accounting was applied and completed, and all assets were revalued based on valuations and other studies. No goodwill resulted from this acquisition because the fair value of assets acquired was in excess of the cost of this acquisition. Such excess fair value was used to reduce the allocated costs of the assets acquired. Of the $9,164 of acquired intangible assets, $6,138 was assigned to key customer lists, $2,753 to trademarks and patents and other assets of $273. The acquired intangibles assets have a total weighted-average useful life of approximately 13 years.

        As of March 1, 2006, the fair value of the net assets acquired was as follows:

Current assets	$52,280
Property and equipment	53,931
Other intangible assets	9,164

Total assets acquired	115,375

Current liabilities	27,954
Other liabilities	4,558

Total liabilities	32,512

Net assets acquired	$82,863

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The condensed consolidated balance sheets as of June 30, 2007 and December 31, 2006, the related condensed consolidated statements of operations for the three and six months ended June 30, 2007 and 2006 and the condensed consolidated statements of cash flow for the six months ended June 30, 2007 and 2006 include the accounts of Panolam Industries International, Inc. and its subsidiaries (the "Company"). The interim financial statements included herein are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such interim financial statements have been included. The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year. These financial statements and the related notes should be read in conjunction with the financial statements and notes included in the Company's 2006 audited financial statements.

        Our condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures at the date of our condensed consolidated financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, discounts and rebates, inventories, income taxes, long-lived assets, and share-based payments. Management bases its estimates and judgments on historical experience and current market conditions and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management considers the Company's policies on Revenue Recognition and Allowance for Discounts and Rebates; Inventory Valuation; Share-Based Compensation; Accounting for Income Taxes; Valuation of Long-Lived Assets; and Foreign Currency Translation to be critical accounting policies due to estimates, assumptions, and application of judgment involved in each.

        New Accounting Pronouncements—In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115, which will become effective in 2008. SFAS No.159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company will adopt this statement in fiscal year 2008 and is currently evaluating if it will elect the fair value option for any of its eligible financial instruments and other items.

        In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension plan in its balance sheets. Changes in the funded status are recognized in comprehensive income. The statement requires an employer to measure the funded status of a plan as of the date of the balance sheet. Aside from additional disclosures required, implementation dates for non-public companies is for fiscal years ending after June 15, 2007. The requirement to measure the funded status on the same day as the balance sheet is for fiscal years ending after December 15, 2008. The effect on the Company's financial statements is not expected to be material.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures. There are no new fair value measurements required with this statement, just clarification of current requirements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Although applicable to the Company, it is not expected to have a material impact on the Company's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and provides guidance on classification and disclosure requirements for tax contingencies. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. The Company adopted FASB Interpretation No. 48 on January 1, 2007 and did not recognize a change in its liability for unrecognized tax benefits as a result of implementing FIN 48.

        In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108 ("SAB 108") to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB 108 is effective as of the beginning of our 2007 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2007 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

5.    INVENTORIES

        Inventories consist of:

	June 30, 2007	December 31, 2006
Raw materials	$25,433	$25,799
Work in process	7,443	7,602
Finished goods	23,379	21,448
Supplies	7,509	7,010

	$63,764	$61,859

6.    OTHER CURRENT ASSETS

        Other current assets consist of:

	June 30, 2007	December 31, 2006
Deferred income taxes—current (see note 13)	$5,319	$7,571
Prepaid taxes	3,583	3,799
Prepaid insurance	1,299	3,077
Other current assets	3,029	2,185

	$13,230	$16,632

7.    PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consists of:

	June 30, 2007	December 31, 2006
Land	$5,023	$4,939
Buildings and improvements	60,572	58,477
Machinery and equipment	216,501	208,808
Construction in process	23,940	17,451

	306,036	289,675
Accumulated depreciation	(37,242)	(24,924)

	$268,794	$264,751

        Depreciation expense was $5,661 and $11,190 for the second quarter and first six months ended June 30, 2007, respectively, versus $5,500 and $9,957 for the comparable prior year periods. Depreciation expense related to the Company's manufacturing processes and administrative functions is included in the consolidated statement of operations in cost of goods sold and selling, general and administrative expenses, respectively. Capitalized interest expense was $97 and $310 for the second quarter and first six months ended June 30, 2007, respectively, versus $161 and $237 for the comparable prior year periods. Capital leases of $50 and $66 at June 30, 2007 and December 31, 2006, respectively, are included in machinery and equipment.

8.    GOODWILL AND INTANGIBLE ASSETS, NET

        Goodwill for the Company was $100,413 at June 30, 2007 and $98,064 at December 31, 2006. The increase in goodwill is attributable to the fluctuation in foreign currency translation rates as it relates to goodwill that is recorded by the Company's Canadian subsidiary.

        Intangible assets, net include the following:

	June 30, 2007			December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)
Patents and trademarks	$9,134	$1,404	3, 12, 14	$9,134	$957	3, 12, 14
Key customer list	43,574	4,913	15	43,574	3,461	15
Other	1,562	984	3	1,516	754	3
Trademarks and tradenames with indefinite useful lives	37,341	—	—	36,560	—	—

	$91,611	$7,301		$90,784	$5,172

        Amortization expense was $1,011 and $2,087 for the second quarter and first six months ended June 30, 2007, respectively, versus $1,084 and $2,034 for the comparable prior year periods. Amortization expense is included in the consolidated statement of operations in selling, general and administrative expenses. Expected amortization expense for the remainder of 2007 through 2011 follows:

2007	$2,130
2008	4,121
2009	3,690
2010	3,662
2011	3,662

9.    DEBT ACQUISITION COSTS

        At June 30, 2007 and December 31, 2006, the debt acquisition costs and accumulated amortization follows:

	June 30, 2007			December 31, 2006
	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)	Gross Carrying Value	Accumulated Amortization	Amortization Lives (Years)
Debt acquisition costs	$14,570	$4,917	7	$14,562	$3,812	7

        Amortization of debt acquisition costs was $504 and $1,105 for the second quarter and the first six months ended June 30, 2007, respectively, versus $537 and $1,088 for the comparable prior year periods. The amortization of debt acquisition costs is included in interest expense. During 2006, the Company incurred $2,764 of debt acquisition costs related to the funding of $80,000 in additional term debt for the Nevamar acquisition.

10.    ACCRUED LIABILITIES

        Accrued liabilities consists of:

	June 30, 2007	December 31, 2006
Salaries, wages and employee benefits	$10,755	$11,447
Insurance	514	3,349
Customer rebates	2,489	2,489
Freight	2,703	2,558
Interest	4,515	4,509
Other	8,650	8,257

	$29,626	$32,609

11.    DEBT AND CAPITAL LEASE OBLIGATIONS

        Long-term debt consists of:

	June 30, 2007	December 31, 2006
Senior Subordinated Notes, due 2013, face amount $151,000 less discount of $776 at June 30, 2007 and $838 at December 31, 2006, bearing interest at 10 3/4%	$150,224	$150,162
Senior Secured Term Loan, maturing 2012, bearing interest at June 30, 2007 of 8.10% and 8.12% at December 31, 2006	182,586	189,586
Capitalized lease obligations	50	66

	332,860	339,814
Current portion	(23)	(30)

	$332,837	$339,784

        Senior Subordinated Notes ("Notes")—As part of the Transaction (see note 2), the Company issued Senior Subordinated Notes on September 30, 2005. Interest is paid semi-annually in arrears on April 1 and October 1; interest payments commenced on April 1, 2006. The Notes will mature on October 1, 2013. The Company capitalized a total of $5,420 of financing fees that are being amortized over the life of the Notes. The Notes are guaranteed by all of the Company's subsidiaries including Nevamar, except Panolam Industries Limited (the Canadian subsidiary). These guarantees are joint and several and full and unconditional.

        In May 2007, the Company received a Notice of Default under Indenture from Wells Fargo Bank, Trustee for the Holders of the Notes for not delivering annual financial information and the Compliance Certificate for the fiscal year ended December 31, 2006 by the required due date. Pursuant to the indenture agreement, the Company has sixty days from the date of notice to provide the annual financial information and the Compliance Certificate to the Trustee. In June 2007, the Company supplied the Trustee with the annual financial information and the Compliance Certificate for the fiscal year ended December 31, 2006.

        Senior Secured Term Loan and Revolving Credit Facility—As part of the Transaction (see note 2), the Company entered into the Senior Secured Term Loan and Revolving Credit Facility (the "Credit Facility") which originally provided for an aggregate committed amount of up to $155,000 consisting of two tranches; a $135,000 term loan and a $20,000 revolving loan. The term and revolver borrowings may be designated as base rate or Eurodollar rate borrowings, as defined, plus an applicable interest margin. The applicable interest margin on the revolver is reset quarterly based upon certain ratios as defined in the credit agreement. The Company had no revolver borrowings at June 30, 2007 and December 31, 2006. As of June 30, 2007 and December 31, 2006, the Company had letters of credit issued in respect of worker's compensation claims in an aggregate amount of $4,072 outstanding under the Credit Facility. The term loan portion is for 7 years and the revolving loan portion is for 5 years. The original quarterly repayment amount was $338 with the balance due at September 30, 2012. The Company capitalized $6,378 of financing fees that will be amortized over the life of the loans. Panolam Holdings II Co. and all of the Company's subsidiaries, except Panolam Industries Limited, guarantee the debt. Substantially all assets are pledged as collateral for the credit facility.

        On March 1, 2006 and in connection with the acquisition of Nevamar (see note 3), the Company entered into two amendments to the Credit Facility. Among other things, the first amendment increased the revolving credit facility portion by $10,000 to $30,000 and, increased the debt incurrence level by $5,000 to $80,000. Further the lenders waived the requirement that the Company limit its capital expenditures during 2005 to the amount set forth in the Credit Agreement so long as total capital expenditures for 2005 do not exceed $9,500. The second amendment increased the principal amount of the term loan facility by $80,000 to $215,000; the Company used the additional $80,000 of term loan to complete the Nevamar acquisition, including debt acquisition costs of $2,764. The repayment of the principal amount of the amended term loan facility was originally scheduled to be paid in quarterly installments of $538 beginning March 31, 2006 with the balance of the principal due on September 30, 2012. During the first six months of 2007, the Company prepaid $7,000 of its term loan balance. As a result of the prepayments made in both 2007 and 2006, the Company is no longer required to make any future quarterly installments until 2012. The interest rate on the term loan facility was 8.10% at June 30, 2007.

        The Credit Facility covenants limit the Company's ability to incur debt, pay dividends, change its capital structure, make guarantees, assume liens, and dispose of assets. These covenants include requirements for the Company to maintain certain leverage and interest coverage ratios. In addition, the covenants impose certain limitations on the amount of consolidated capital expenditures that the Company can make or incur in any fiscal year. The Company was in compliance with its financial covenants, as amended and modified on March 1, 2006, during the first six months of 2007 and during the year 2006.

        The Company obtained a Third Amendment to the Credit Agreement and limited waiver dated March 30, 2007 that allowed the Company to file its 2006 audited financial statements with the Administrative Agent for the Lenders by June 30, 2007. The Company supplied the Administrative Agent for the Lenders with the 2006 audited financial statements on June 11, 2007.

        The Company has used the funds under its credit facilities, together with the proceeds from the Notes and the capital contribution (see note 2), to fund the retirement of the First and Second Lien Loans, to repay the shareholders of the Predecessor Company and for working capital requirements, permitted encumbrances, capital expenditures and other general corporate purposes.

        Under the registration rights agreement between the Company and the initial purchasers of the Notes, the Company was required to file a registration statement registering the exchange of unregistered Notes for new registered notes with the Securities and Exchange Commission by March 29, 2006. The Company is required to pay additional interest on the Notes during the period from March 30, 2006 to the date on which it files the registration statement required by the registration rights agreement. The additional interest rate is 0.25% for the first 90 day period following March 29, 2006 and increases by an additional 0.25% with respect to each subsequent 90 day period that the registration statement is not filed, up to a maximum additional interest rate of 1.00%. The Company is currently accruing additional interest at the rate of 1.00% and for the first six months ended June 30, 2007, the Company incurred additional interest expense of $755 related to this penalty. Of the additional penalty interest incurred during the first six months, $377 was paid in April 2007 and the remaining balance of $378 is due in October 2007.

        At June 30, 2007, future debt principal payments are scheduled as follows:

2007	$—
2008	—
2009	—
2010	—
2011	—
Thereafter	332,810

$332,810

        At June 30, 2007, future capital lease payments, including an immaterial amount of interest, are as follows:

2007	$23
2008	27

$50

12.    EMPLOYEE BENEFIT PLANS

        Canadian Pension Plan—Through October 1998, the Company maintained a defined benefit pension plan covering certain Canadian employees at which time the Company transferred certain participants into a defined contribution plan. The participants remaining in the defined benefit plan subsequent to October 1998 continue to participate in such plan. Assets of the plan are primarily comprised of Canadian and U.S. equity securities and government and corporate bonds.

        Nevamar Pension Plan—On July 1, 2002, Nevamar established the Retirement Plan of Nevamar Company, LLC (the "Nevamar Plan"), which is a noncontributory defined benefit pension plan. The Nevamar Plan was established as a result of the spin-off of Nevamar from International Paper Company ("IP"). The Nevamar Plan is intended to provide benefits, which mirror the benefits provided under the Retirement Plan of International Paper (the "IP Pension Plan") as of June 30, 2002. The Nevamar Plan covers only employees covered under the collective bargaining agreements maintained and negotiated at facilities in Odenton, MD; Hampton, SC; Franklin, VA; and Waverly, VA.

        All participants in the Nevamar Plan immediately preceding the spin-off from IP were credited with service under the IP Pension Plan as of June 30, 2002 for the following purposes: eligibility to participate, vesting, benefit accrual and eligibility for early retirement and other subsidies. However, the benefit payable to each participant under the Nevamar Plan was offset by the amount of benefit payable under the IP Pension Plan. For all other participants eligibility begins after the completion of age 21 and the completion of a year of service except for employees at the Franklin location who were eligible immediately upon hire. Normal retirement age is 65. Benefits for each of the applicable locations are based on a formula, as defined in the Nevamar Plan, and length of service. The funding policy is to make the minimum annual contributions required by applicable regulations.

        Other Postretirement Benefit Plan—The Company maintains noncontributory life insurance and medical plans that cover all Canadian employees with over 20 years of service.

        The following is a summary, based on the most recent actuarial valuations, of the Company's net cost for pension benefits and other benefits for the three months ended June 30, 2007 and 2006:

	Pension Plans		Other Post-Retirement Benefits
	Three months ended June 30,
	2007	2006	2007	2006
Service cost	$82	$40	$10	$12
Interest cost	185	113	20	27
Expected return on plan assets	(202)	(89)	—	—
Amortization and foreign currency translation	37	25	—	—

Net periodic benefit cost	$102	$89	$30	$39

        The following is a summary, based on the most recent actuarial valuations, of the Company's net cost for pension benefits and other benefits for the six months ended June 30, 2007 and 2006:

	Pension Plans		Other Post-Retirement Benefits
	Six months ended June 30,
	2007	2006	2007	2006
Service cost	$127	$130	$18	$25
Interest cost	317	269	35	53
Expected return on plan assets	(338)	(266)	—	—
Amortization and foreign currency translation	75	34	—	—

Net periodic benefit cost	$181	$167	$53	$78

        The Company's investment strategy for pension plan assets includes diversification to minimize interest and market risks, and generally does not involve the use of derivative financial instruments. Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

        For the Nevamar Plan, the investment strategy for the year ended December 31, 2006 was to closely match the Canadian plan with equity securities comprising 59%, debt securities 40% and short-term investments 1%.

        Contributions—The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $1,633 to its pension plans and $57 to its other postretirement benefit plan in 2007.

        Defined Contribution Plans—The Company also sponsors defined contribution plans that are available to substantially all employees. The Company contributes cash amounts, based upon a percentage of employee contributions, ranging from 1% to 3% of the employees' pay. The amount expensed for the Company match was $357 and $739 for the second quarter and first six months ended June 30, 2007, respectively, versus $373 and $649 for the comparable prior year periods.

13.    INCOME TAXES

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and provides guidance on classification and disclosure requirements for tax contingencies. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. The Company adopted FASB Interpretation No. 48 on January 1, 2007 and did not recognize a change in its liability for unrecognized tax benefits as a result of implementing FIN 48. The total amount of unrecognized tax benefits including interest, classified as a current liability at the date of adoption was approximately $2,731.

        The Company includes accrued interest related to unrecognized tax benefits and statutory income tax penalties in its provision (benefit) for income taxes. The total amount of accrued interest reflected in the Company's consolidated balance sheet as of the date of adoption was approximately $521.

        The reserve will decrease by $521, by expected reassessments within the next 12 months from Canadian taxing jurisdictions.

        The Company regularly assesses the potential outcomes of both ongoing examinations and future examinations for the current and prior years in order to ensure the Company's provision for income taxes is adequate. The Company believes that adequate accruals have been provided for all open years.

        The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") as well as other state and international taxing authorities. The IRS has completed its examinations of the Company's federal income tax returns for all years through 2004. With few exceptions, the Company is no longer subject to U.S., state and local or non-U.S. income tax examinations by taxing authorities for years before 2002. At this time, the Company is currently under audit by various state and non-U.S. taxing authorities. As of the FIN 48 adoption date, it is reasonably possible that the Company's unrecognized tax benefits will decrease by approximately $2,500 during the next twelve months as a result of statutes expiring and the closure of audits.

        The provision for income taxes for the first six months of 2007 and 2006 was at an effective tax rate of 37% and 21.4%, respectively. The increase in the effective tax rate for the first six months of 2007 as compared to the rate for the first six months of 2006 is primarily the result of a cumulative tax effect of the Canadian statutory rate decrease in 2006 and a 2006 increase of the domestic production activities deduction.

14.    COMPREHENSIVE INCOME

        Total comprehensive income for the three and six months ended June 30, 2007 and 2006 is summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Net income	$1,061	$5,525	$3,311	$5,836
Foreign currency translation adjustment	8,370	4,588	9,423	4,505

	$9,431	$10,113	$12,734	$10,341

15.    RELATED PARTY TRANSACTION

        The Company pays an annual management fee of $1,500 and reimbursement of out of pocket expenses to Genstar Capital LLC and The Sterling Group. During the first six months ended June 30,

2007, $750 was paid and $188 was accrued for management fees at June 30, 2007. During the first six months ended June 30, 2006, $938 was paid and $187 was accrued for management fees at June 30, 2006.

        At June 30, 2007 and December 31, 2006, the Company had an intercompany payable to its ultimate parent company, Panolam Holdings Co., of $5,404 and $5,198, respectively, which represents principal and interest related to the junior subordinated notes issued by Panolam Holdings to the sellers of Nevamar. During the first six months ended June 30, 2007 and 2006, the Company recorded $206 and $100, respectively, of payment-in-kind interest at an interest rate of 8%.

16.    STOCK OPTIONS

        On September 30, 2005, the Company instituted the Panolam Holdings Co. 2005 Equity Incentive Plan ("Plan"). A committee appointed by the Board of Directors administers this Plan, and at least 2 non-employee directors must be on the committee. The purpose of the Plan is to attract, retain and motivate the Company's executives and management employees. The Committee is authorized to approve the grant of any one or combination of stock options, stock appreciation rights, restricted stock, stock units and cash. On that date, the Board authorized a total of 17,778 options. The Company then granted options to an executive officer and management personnel to purchase 15,556 shares of the Company's common stock, exercisable at a price of $500 per share. These options vest ratably over 5 years. The Company issues shares to satisfy stock option exercises.

        On October 1, 2005, the Company adopted SFAS No. 123(R), Share-Based Payment (as amended), using fair-value based measurement of accounting. Upon adoption, the Company selected the modified prospective method. As a result of adopting SFAS No. 123(R), the Company recognized compensation expense of $224 for the first six months ended June 30, 2007 and $239 for the first six months ended June 30, 2006. Such compensation expense is included in selling, general and administrative expense in the statement of operations. The tax benefit related to this expense was $83 and $96 for the first six months ended June 30, 2007 and 2006, respectively. As of June 30, 2007 and December 31, 2006, there was $1,728 and $1,837, respectively, of unrecognized compensation expense relating to outstanding options. The amount at June 30, 2007 will be amortized over the remaining vesting period associated with each grant.

        Presented below is a summary of stock option activity as of June 30, 2007 and changes during the six months then ended is as follows:

	Outstanding		Exercisable
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2006	14,528	$500	2,756	$500
Granted	800	750	—
Exercised	—	—	—	—
Forfeited	(1,333)	500	(267)	500
Vested	—	—	150	500

Outstanding and expected to vest at June 30, 2007	13,995	$514	2,639	$500

        The Company uses the Black-Scholes Merton option-pricing model to calculate the fair value of share-based awards. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price and forfeiture rate. In determining the fair value of its share-based awards, the Company has assumed no forfeitures and as a result expects the awards to vest ratably over the five year vesting period. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. The Company granted 800 stock options during the first six months of 2007 that vest ratably over five years and have a weighted average fair value of $332.

        Term—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. An increase in the expected term will increase compensation expense.

        Volatility—This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Volatilities are based on implied volatilities from traded options of the Company's shares, historical volatility of the Company's shares, and other factors, such as expected changes in volatility arising from planned changes in the Company's business operations. For this specific volatility estimate, the historical stock price volatility of 14 public companies whose lines of business are considered similar to the Company were analyzed, focusing on the stock price trading history of those 14 companies for the four years prior to grant date. An increase in the expected volatility will increase compensation expense.

        Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected term of the option. An increase in the risk-free interest rate will increase compensation expense.

        Dividend Yield—The Company has no plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

        Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

17.    COMMITMENTS AND CONTINGENCIES

        The Company is party to litigation matters involving ordinary and routine claims incidental to the business. The Company cannot estimate with certainty its ultimate legal and financial liability with respect to such pending litigation matters. However, the Company believes, based on its examination of such matters, the Company's ultimate costs with respect to such matters, if any, will not have a material adverse effect on its financial position, results of operations or cash flows.

        Environmental—The Company's Auburn, Maine, facility is subject to a Compliance Order by Consent ("COC") dated May 5, 1993, issued by the State of Maine Department of Environmental Protection ("DEP") with regard to unauthorized discharges of hazardous substances into the environment. The Company and the previous owners, named in the COC, are required to investigate and, as necessary, remediate the environmental contamination at the site. Because the unauthorized discharges occurred during the previous ownership, the previous owners have agreed to be responsible for compliance with the COC. The previous owners have completed and submitted to the State for its review a risk assessment. The financial obligation of the previous owners to investigate and or remediate is unlimited except with regard to a portion of the land at the Company's Auburn, Maine, facility, which is capped at $10,000. The Company has recorded a liability of $732 and $749 at June 30, 2007 and December 31, 2006, respectively, for site remediation costs in excess of costs assumed by the previous owners. The Company could incur additional obligations in excess of the amount accrued and the Company's recorded estimate may change over time.

        The Company's operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. Management is not aware of any exposures, other than those mentioned above, which would require an accrual under SFAS No. 5.

18.    SEGMENT INFORMATION

        The Company has two reportable segments, decorative laminates and other. Decorative laminates manufactures and distributes decorative laminates, specifically TFM and HPL, for use in a wide variety of residential and commercial indoor surfacing applications. This segment accounted for approximately 89% of the Company's total revenue for the first six months ended June 30, 2007 and 2006. The Company's other segment includes the production and marketing of a variety of specialty resins for industrial uses, custom treated and chemically prepared decorative overly papers and a variety of other industrial laminates. This segment net of the corporate/eliminations accounted for approximately 11% of the Company's total revenue for the first six months ended June 30, 2007 and 2006. The amount of net sales reflected in the corporate/eliminations column in the tables below primarily represents the elimination of the intercompany sales of the other segment to the decorative laminates segment.

        The Company uses the following key information in evaluating the performance of each segment:

	As of June 30, 2007 and for the Three Months Ended June 30, 2007
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$99,575	$15,086	$(2,868)	$111,793
Gross profit	21,907	2,260	—	24,167
Income (loss) from operations	15,050	1,670	(6,305)	10,415
Depreciation and amortization expense	5,161	792	719	6,672
Capital expenditures	1,750	1,647	—	3,397
Total assets	406,905	57,648	115,513	580,066

	Three Months Ended June 30, 2006
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$120,923	$15,214	$(2,100)	$134,037
Gross profit	27,408	2,879	—	30,287
Income (loss) from operations	21,223	1,884	(7,474)	15,633
Depreciation and amortization expense	5,340	541	703	6,584
Capital expenditures	603	2,310	121	3,034
	As of June 30, 2007 and for the Six Months Ended June 30, 2007
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$200,107	$29,761	$(5,695)	$224,173
Gross profit	45,231	4,787	—	50,018
Income (loss) from operations	32,128	3,473	(12,973)	22,628
Depreciation and amortization expense	10,870	974	1,433	13,277
Capital expenditures	2,801	4,423	137	7,361
Total assets	406,905	57,648	115,513	580,066
	Six Months Ended June 30, 2006
	Decorative Laminates	Other	Corporate/ Eliminations	Total
Net sales	$200,613	$29,656	$(3,889)	$226,380
Gross profit	43,458	5,982	—	49,440
Income (loss) from operations	32,554	4,093	(13,039)	23,608
Depreciation and amortization expense	9,652	940	1,399	11,991
Capital expenditures	1,231	3,253	184	4,668

        Net sales by geographic area for the three and six months ended June 30, 2007 and 2006 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
United States	$94,286	$112,799	$188,735	$187,959
Canada	16,130	19,840	32,707	35,898
Other	1,377	1,398	2,731	2,523

	$111,793	$134,037	$224,173	$226,380

        No single customer accounted for more than 10% of the Company's consolidated net sales for any of the above periods.

        Long-lived assets by geographic area were as follows:

	June 30, 2007	December 31, 2006
United States	$367,573	$368,609
Canada	96,980	91,688

	$464,553	$460,297

19.    SUPPLEMENTAL CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

        The Notes issued September 30, 2005 by Panolam Industries International, Inc. are guaranteed by Panolam Industries, Inc., Pioneer Plastics Corporation and Nevamar Holding Corp. Supplemental consolidating condensed financial statements for the parent company, subsidiary guarantors and the non-guarantor are presented below. Investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries eliminate investments in subsidiaries, intercompany balances and intercompany transactions.

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Balance Sheets June 30, 2007
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations		Total
ASSETS
Current Assets:
Cash and cash equivalents	$5,820	$(2,696)	$4,103	$—		$7,227
Accounts receivable, net	2,990	25,374	2,928	—		31,292
Inventories, net	—	53,871	9,893	—		63,764
Other current assets	10,830	1,543	857	—		13,230

Total current assets	19,640	78,092	17,781	—		115,513
Property, plant and equipment, net	2,299	178,572	87,923	—		268,794
Goodwill	12,060	61,494	26,859	—		100,413
Intangible assets, net	40,367	34,960	8,983	—		84,310
Debt acquisition costs, net	9,653	—	—	—		9,653
Other assets	31	1,278	74	—		1,383
Investment in subsidiaries	621,989	—	—	(621,989	)(a)	—

Total	$706,039	$354,396	$141,620	$(621,989)		$580,066

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$212	$13,270	$3,674	$—		$17,156
Accrued liabilities	14,098	13,574	1,954	—		29,626
Current portion of long-term debt	—	23	—	—		23
Other current liabilities	2,242	—	(157)	—		2,085

Total current liabilities	16,552	26,867	5,471			48,890

Long-term debt, less current portion	332,810	27	—	—		332,837
Deferred income taxes	57,286	—	25,910	—		83,196
Due to Panolam Holdings Co.	5,404	—	—	—		5,404
Other liabilities	—	4,039	3,801	—		7,840
Intercompany (receivable) payable	35,130	(34,394)	(736)	—		—

Total liabilities	447,182	(3,461)	34,446	—		478,167

Total stockholder's equity	258,857	357,857	107,174	(621,989	)(a)	101,899

Total	$706,039	$354,396	$141,620	$(621,989)		$580,066

(a)
Elimination of investment in subsidiaries.

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Balance Sheets December 31, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations		Total
ASSETS
Current Assets:
Cash and cash equivalents	$8,544	$(3,550)	$5,855	$—		$10,849
Accounts receivable, net	1,431	19,051	1,623	—		22,105
Inventories, net	—	53,404	8,455	—		61,859
Other current assets	14,495	1,306	831	—		16,632

Total current assets	24,470	70,211	16,764	—		111,445
Property, plant and equipment, net	1,987	179,353	83,411	—		264,751
Goodwill	12,060	61,494	24,510	—		98,064
Intangible assets, net	41,670	35,665	8,277	—		85,612
Debt acquisition costs, net	10,750	—	—	—		10,750
Other assets	31	1,089	—	—		1,120
Investments in subsidiaries	586,555	—	—	(586,555	)(a)	—

Total	$677,523	$347,812	$132,962	$(586,555)		$571,742

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$324	$9,229	$1,834	$—		$11,387
Accrued liabilities	16,467	14,852	1,290	—		32,609
Current portion of long-term debt	—	30	—	—		30
Other current liabilities	3,559	—	772	—		4,331

Total current liabilities	20,350	24,111	3,896			48,357

Long-term debt, less current portion	339,748	36	—	—		339,784
Deferred income taxes	57,043	—	24,374	—		81,417
Due to Panolam Holdings Co.	5,198	—	—	—		5,198
Other liabilities	—	4,237	3,808	—		8,045
Intercompany receivable/payable	20,534	(22,734)	2,200	—		—

Total liabilities	442,873	5,650	34,278	—		482,801

Total stockholder's equity	234,650	342,162	98,684	(586,555	)(a)	88,941

Total	$677,523	$347,812	$132,962	$(586,555)		$571,742

(a)
Elimination of investment in subsidiaries.

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Three Months Ended June 30, 2007
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$92,546	$22,115	$(2,868)	$111,793
Cost of goods sold	—	70,400	20,094	(2,868)	87,626

Gross profit	—	22,146	2,021	—	24,167
Selling, general and administrative expenses	5,895	6,692	1,165	—	13,752

Income (loss) from operations	(5,895)	15,454	856	—	10,415
Interest expense	8,846	1	—	—	8,847
Interest income	(114)	—	(31)	—	(145)

Income (loss) before income taxes (benefit) and equity in net income of subsidiaries	(14,627)	15,453	887	—	1,713
Income taxes (benefit)	1,279	—	(627)	—	652

Income (loss) before equity in net income of subsidiaries	(15,906)	15,453	1,514	—	1,061
Equity in net income of subsidiaries	16,967	—	—	(16,967)	—

Net income	$1,061	$15,453	$1,514	$(16,967)	$1,061

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Three Months Ended June 30, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$108,894	$27,243	$(2,100)	$134,037
Cost of goods sold	—	83,916	21,934	(2,100)	103,750

Gross profit	—	24,978	5,309	—	30,287
Selling, general and administrative expenses	7,654	6,872	128	—	14,654

Income (loss) from operations	(7,654)	18,106	5,181	—	15,633
Interest expense	8,892	1	—	—	8,893
Interest income	(120)	(6)	(56)	—	(182)

Income (loss) before income taxes (benefit) and equity in net income of subsidiaries	(16,426)	18,111	5,237	—	6,922
Income taxes (benefit)	1,765	—	(368)	—	1,397

Income (loss) before equity in net income of subsidiaries	(18,191)	18,111	5,605	—	5,525
Equity in net income of subsidiaries	23,716	—	—	(23,716)	—

Net income	$5,525	$18,111	$5,605	$(23,716)	$5,525

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Six Months Ended June 30, 2007
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$186,470	$43,398	$(5,695)	$224,173
Cost of goods sold	—	140,644	39,206	(5,695)	174,155

Gross profit	—	45,826	4,192	—	50,018
Selling, general and administrative expenses	12,243	13,309	1,838	—	27,390

Income (loss) from operations	(12,243)	32,517	2,354	—	22,628
Interest expense	17,674	2	—	—	17,676
Interest income	(213)	—	(94)	—	(307)

Income (loss) before income taxes (benefit) and equity in net income of subsidiaries	(29,704)	32,515	2,448	—	5,259
Income taxes (benefit)	2,419	—	(471)	—	1,948

Income (loss) before equity in net income of subsidiaries	(32,123)	32,515	2,919	—	3,311
Equity in net income of subsidiaries	35,434	—	—	(35,434)	—

Net income	$3,311	$32,515	$2,919	$(35,434)	$3,311

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Six Months Ended June 30, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Net sales	$—	$180,225	$50,044	$(3,889)	$226,380
Cost of goods sold	—	138,747	42,082	(3,889)	176,940

Gross profit	—	41,478	7,962	—	49,440
Selling, general and administrative expenses	13,039	12,124	669	—	25,832

Income (loss) from operations	(13,039)	29,354	7,293	—	23,608
Interest expense	16,478	2	—	—	16,480
Interest Income	(216)	(14)	(68)	—	(298)

Income (loss) before income taxes and equity in net income of subsidiaries	(29,301)	29,366	7,361	—	7,426
Income taxes	1,590	—	—	—	1,590

Income (loss) before equity in net income of subsidiaries	(30,891)	29,366	7,361	—	5,836
Equity in net income of subsidiaries	36,727	—	—	(36,727)	—

Net income	$5,836	$29,366	$7,361	$(36,727)	$5,836

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Operations For the Six Months Ended June 30, 2007
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income	$3,311	$32,515	$2,919	$(35,434)	$3,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,433	8,136	3,708		13,277
Deferred income tax (benefit)	2,517	—	(788)		1,729
Amortization of debt acquisition costs	1,105	—	—		1,105
Stock option expense	224	—	—		224
Equity in net income of subsidiaries	(35,434)			35,434	—
Other	(37)	(54)	(28)		(119)
Changes in operating assets and liabilities:
Accounts receivable	(1,560)	(6,322)	(1,169)		(9,051)
Inventories	—	(467)	(628)		(1,095)
Other current assets	1,392	(454)	42		980
Accounts payable and accrued liabilities	(2,481)	2,765	2,234		2,518
Income taxes payable	(1,317)	216	(1,003)		(2,104)
Intercompany receivable/payable, net	35,268	(28,475)	(6,793)		—
Other	—	(201)	(372)		(573)

Net cash provided by (used in) operating activities	4,421	7,659	(1,878)	—	10,202
Cash flows from investing activities:
Purchases of property, plant and equipment	(137)	(6,789)	(435)		(7,361)

Net cash used in investing activities	(137)	(6,789)	(435)	—	(7,361)
Cash flows from financing activities:
Repayment of long-term debt	(7,000)	(16)	—		(7,016)
Payment of debt acquisition costs	(8)	—	—		(8)

Net cash used in financing activities	(7,008)	(16)	—	—	(7,024)

Effect of exchange rate changes on cash	—	—	561	—	561

Net change in cash and cash equivalents	(2,724)	854	(1,752)	—	(3,622)
Cash and cash equivalents—beginning of period	8,544	(3,550)	5,855	—	10,849

Cash and cash equivalents—end of period	$5,820	$(2,696)	$4,103	$—	$7,227

	Panolam Industries International, Inc. and Subsidiaries Consolidating Condensed Statements of Cash Flows For the Six Months Ended June 30, 2006
	Parent Company	Subsidiary Guarantors	Non- Guarantor Company	Eliminations	Total
Cash flows from operating activities:
Net income	$5,836	$29,366	$7,361	$(36,727)	$5,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,398	6,941	3,652		11,991
Deferred income (benefit)	(3,812)	—	(521)		(4,333)
Amortization of debt acquisition costs	1,088	—	—		1,088
Stock option expense	239	—	—		239
Equity in net income of subsidiaries	(36,727)			36,727	—
Other	(309)	10	39		(260)
Changes in operating assets and liabilities:
Accounts receivable	(2,166)	(3,556)	(1,223)		(6,945)
Inventories	—	2,905	(154)		2,751
Other current assets	(520)	749	271		500
Accounts payable and accrued liabilities	(426)	417	63		54
Income taxes payable	4,299	671	469		5,439
Intercompany receivable/payable, net	38,271	(34,105)	(4,166)		—
Other	—	(68)	(127)		(195)

Net cash provided by operating activities	7,171	3,330	5,664	—	16,165
Cash flows from investing activities:
Acquisition, net of acquired cash	(77,757)	67	—		(77,690)
Purchases of property, plant and equipment	(184)	(4,212)	(272)		(4,668)

Net cash used in investing activities	(77,941)	(4,145)	(272)	—	(82,358)
Cash flows from financing activities:
Repayment of long-term debt	(11,077)	(37)	(9)		(11,123)
Proceeds from long-term debt	80,000	—	—		80,000
Payment of debt acquisition costs	(2,022)	—	—		(2,022)

Net cash provided by (used in) financing activities	66,901	(37)	(9)	—	66,855

Effect of exchange rate changes on cash	—	—	32	—	32

Net change in cash and cash equivalents	(3,869)	(852)	5,415	—	694
Cash and cash equivalents—beginning of period	10,149	(3,976)	700	—	6,873

Cash and cash equivalents—end of period	$6,280	$(4,828)	$6,115	$—	$7,567

*            *            *            *             *

Report of Independent Auditors

To the Members of Nevamar Holdco, LLC and Subsidiary

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members' equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Nevamar Holdco, LLC and its subsidiary (the "Company") at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 4, the Company has restated its 2004 and 2003 consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

September 1, 2006

Boston, Massachusetts

Nevamar Holdco, LLC and Subsidiary

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
		(restated, Note 4)
	(in thousands of dollars)
Assets
Current assets
Cash	$9	$4,989
Accounts receivable, less allowance for doubtful accounts of $428 and $1,233 in 2005 and 2004, respectively	16,158	15,689
Inventories	32,346	32,972
Prepaid expenses and other current assets	1,780	2,132

Total current assets	50,293	55,782
Property, plant and equipment, net	24,279	25,972
Deferred financing costs, net	577	775
Assets held for sale	1,794	2,199
Other assets	269	300
Intangible assets	1,534	1,906

Total assets	$78,746	$86,934

Liabilities and Members' Equity
Current liabilities
Accounts payable	$6,102	$7,988
Cash overdraft	292	—
Accrued expenses and other current liabilities	14,025	13,009
Restructuring reserves	—	261
Debt—current	13,355	—

Total current liabilities	33,774	21,258
Debt—long term	—	23,015
Accrued pension costs	1,614	1,411

Total liabilities	35,388	45,684
Commitments and contingencies (Note 13)
Members' equity
Class A units	37,130	34,892
Class B units	337	316
Class C units	1,187	1,116
Preferred units	5,918	5,636
Accumulated other comprehensive loss	(1,214)	(710)

Total members' equity	43,358	41,250

Total liabilities and members' equity	$78,746	$86,934

The accompanying notes are an integral part of these consolidated statements.

Nevamar Holdco, LLC and Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
		(restated, Note 4)	(restated, Note 4)
	(in thousands of dollars)
Net sales	$201,719	$217,221	$240,684
Cost of products sold	153,127	175,871	192,207

Gross profit	48,592	41,350	48,477
Selling expenses	12,035	13,301	13,586
Distribution expenses	19,812	20,216	20,843
General and administrative expenses	12,541	12,965	20,639
Restructuring and other charges	—	6,792	702
(Gains) losses on sales of assets	76	(14,094)	(2,300)
Impairment of assets held for sale	—	552	—

Operating income (loss)	4,128	1,618	(4,993)
Other expense (income)
Interest expense	1,736	1,637	3,316
Other income	(220)	(157)	(178)

Income (loss) from continuing operations	2,612	138	(8,131)
Income from discontinued operations (Note 17)	—	—	11,027

Net income	$2,612	$138	$2,896

The accompanying notes are an integral part of these consolidated statements.

Nevamar Holdco, LLC and Subsidiary

Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss)

Years Ended December 31, 2005, 2004 and 2003

	Class A	Class B	Class C	Preferred	Accumulated Other Comprehensive Loss	Note Receivable from Member	Comprehensive Income	Total
	(in thousands of dollars)
Balance, December 31, 2002 (as reported)	$54,495	$496	$1,605	$—	$(95)	$(353)		$56,248
Restatement (Note 4)	(1,330)	(12)	(39)	—	—	—		(1,381)

Balance, December 31, 2002 (as restated)	53,265	484	1,566	—	(95)	(353)		54,867
Recapitalization	(48,895)	(444)	(1,559)	50,898				—

Balance, December 31, 2002 after effect of recapitulation	4,370	40	7	50,898	(95)	(353)		54,867
Issuance of units, net of costs			135					135
Payment on note receivable						353		353
Spin out of Uniwood division and debt (restated, Note 4)	28,581	259	912					29,752
Member distribution	(931)	(9)	(30)	(35,000)				(35,970)
Accretion of preferred return	(584)	(5)	(19)	608				—
Components of comprehensive income
Net income (restated, Note 4)	2,782	25	89				$2,896
Other comprehensive loss
Minimum pension liability adjustment					(715)		(715)

Other comprehensive loss							(715)

Total comprehensive income (restated, Note 4)							$2,181	2,181

Balance, December 31, 2003 (restated, Note 4)	34,218	310	1,094	16,506	(810)	—		51,318
Member (distribution) contributions	931	9	30	(11,276)				(10,306)
Accretion of preferred return	(390)	(4)	(12)	406				—
Components of comprehensive income
Net income (restated, Note 4)	133	1	4				$138
Other comprehensive income
Minimum pension liability					100		100

Other comprehensive income							100

Total comprehensive income (restated, Note 4)							$238	238

Balance, December 31, 2004 (restated, Note 4)	34,892	316	1,116	5,636	(710)	—		41,250
Accretion of preferred return	(271)	(2)	(9)	282
Components of comprehensive income
Net income	2,509	23	80				$2,612
Other comprehensive income
Minimum pension liability					(504)		(504)

Other comprehensive income							(504)

Total comprehensive income							$2,108	2,108

Balance, December 31, 2005	$37,130	$337	$1,187	$5,918	$(1,214)	$—		$43,358

The accompanying notes are an integral part of these consolidated statements.

Nevamar Holdco, LLC and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
		(Restated, Note 4)	(Restated, Note 4)
	(in thousands of dollars)
Cash flows from operating activities
Net income	$2,612	$138	$2,896
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Income from discontinued operations	—	—	(11,027)
Provision for doubtful accounts	(130)	(304)	1,847
Depreciation expense	2,911	4,221	2,679
Amortization of intangible assets	372	459	416
Amortization of finance costs	198	185	2,612
Pension expense	137	813	2,185
Payment-in-kind interest income	—	—	(1,022)
(Gain) loss on sale of assets	76	(14,094)	(2,300)
Asset impairment	—	552	—
Changes in operating assets and liabilities
Accounts receivable	(339)	(542)	4,561
Inventories	626	7,763	6,158
Prepaid and other assets	352	1,188	262
Accounts payable	(1,886)	(2,288)	471
Accrued expenses and other liabilities	546	(2,651)	2,934
Restructuring reserves	(261)	(2,060)	(7,327)

Net cash provided by (used in) continuing operations	5,214	(6,620)	5,345
Net cash provided by discontinued operations	—	—	4,529

Net cash provided by (used in) operating activities	5,214	(6,620)	9,874

Cash flows from investing activities
Acquisition of business, net of cash acquired	—	—	5,500
Proceeds from the sale of Micarta business (Note 2)	—	689	16,628
Proceeds from the sale of Franklin business	—	23,559	—
Proceeds from the sale of assets	347	2,459	2,169
Purchases of property, plant and equipment	(1,204)	(10,916)	(9,116)
Net repayments of notes receivable	31	—	—

Net cash provided by (used in) investing activities—continuing operations	(826)	15,791	15,181
Net cash used in discontinued operations	—	—	(175)

Net cash provided by (used in) investing activities	(826)	15,791	15,006

Cash flows from financing activities
Overdraft financing	292	—	—
Proceeds from long-term borrowings	—	—	5,000
Proceeds from issuance of members' capital	—	—	135
Payment of debt finance costs	—	(142)	(831)
Principal payments on long-term borrowings	—	(5,000)	(12,413)
Repayments on revolving credit line	(121,185)	(8,136)	(23,244)
Borrowings on revolving credit line	111,525	17,578	36,007
Collections on member note receivable	—	—	353
Distributions to members, net	—	(10,306)	(35,970)

Net cash used in financing activities	(9,368)	(6,006)	(30,963)

Net (decrease) increase in cash and cash equivalents	(4,980)	3,165	(6,083)
Cash and cash equivalents, beginning of year	4,989	1,824	7,907

Cash and cash equivalents, end of year	$9	$4,989	$1,824

Supplemental cash flow disclosures
Cash paid for interest	$1,422	$1,477	$1,900
Supplemental schedule of noncash investing activities
Escrow receivable due on Micarta sale	—	—	966
Adjustments to property, plant and equipment for resolution of preacquisition contingencies	—	—	574
Noncash contribution of net assets and debt of Uniwood Division (Note 2)	—	—	29,752
Note receivable issued in connection with asset sale	—	(300)	—

The accompanying notes are an integral part of these consolidated statements.

1.    Business

        Nevamar Holdco, LLC and Subsidiary (the "Company"), formerly known as Nevamar Holdings, LLC and subsidiary, is a leading manufacturer of high pressure laminates and thermal fused melamine panels. The Company markets its products under a number of brand names including Nevamar®, LamMates™, MelaFace® and Pluswood®. The Company was originally formed as a limited liability company under the laws of Delaware pursuant to Articles of Incorporation effective June 19, 2002 to purchase substantially all of the assets of the Decorative Products Division ("DPD") of International Paper Co. ("IP").

        On July 1, 2002, the Company acquired substantially all of the assets of DPD for $133.0 million. The Company accounted for the acquisition under the purchase method of accounting and, accordingly, all assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of the estimated fair value of net assets acquired over purchase price resulted in approximately $77.5 million of negative goodwill, which was recorded as a pro rata reduction to the fair value of property, plant and equipment and intangible assets.

2.    Reorganization and Sale of a Business

        On October 6, 2003, Nevamar Holdings, LLC ("Holdings") completed a reorganization (the "Reorganization") in order to divest its Uniwood/Fome-Cor division ("Uniwood"). The Reorganization resulted in the spin-off of Uniwood net assets and substantially all of the Company's long-term indebtedness to a newly formed subsidiary named Fome-Cor, LLC ("Fome-Cor"). Holdings then distributed its membership interest in its wholly-owned subsidiary, Nevamar Company, LLC ("Nevamar"), to the members of Holdings on a pro rata basis. The members then sold Holdings (which now consisted of a wholly-owned subsidiary—Fome-Cor) to an unrelated third party for approximately $91.2 million in cash, net of expenses. In accordance with EITF 02-11, Accounting for Reverse Spinoffs and APB 29 Accounting for Non-Monetary Transactions, the reorganization qualified as a reverse spin and therefore the distribution of the net assets ($24,438) of Uniwood and debt ($54,190) has been reflected at carrying value as a non-cash contribution in the statements of changes in members' equity. In order to effect the recapitalization, a new corporate parent, Nevamar Holdco, LLC, was formed as more fully described in Note 15. The recapitalization of Nevamar Holdings occurred on October 6, 2003; however, for financial statement presentation the recapitalization has been reflected as of the earliest period presented, which is December 31, 2002. The results of the Uniwood business were recorded as a discontinued operation in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144") (Note 17).

        On February 28, 2003, the Company sold certain assets and liabilities of its Micarta Industrial Products Business ("Micarta"), which was part of its High Pressure Laminates Division, for approximately $16.6 million in cash and an escrow receivable of $1.0 million, to be settled upon the resolution of a working capital adjustment, for a total sales price of $17.6 million. The Micarta business was recorded as an asset held for the sale on the Company's acquisition date as of July 1, 2002 and reflected at fair value with no allocation of negative goodwill and therefore, no gain or loss, other than minor transaction costs was recorded in 2003 in connection with the sale. The results of the Micarta business for 2003 were recorded as a discontinued operation in accordance with the provisions of SFAS 144 (Note 17). The escrow balance was released on April 14, 2004 upon settlement of the final working capital adjustment.

3.    Significant Accounting Policies

Principles of Consolidation

        The financial statements include the accounts of the Company and its wholly-owned subsidiary, Nevamar Company, LLC. All intercompany accounts and transactions have been eliminated.

Concentration of Risk

        Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and cash equivalents. The Company sells products to customers located throughout the world without requiring collateral. However, the Company assesses the financial strength of its customers and provides allowances for anticipated losses when necessary. The Company has invested its excess cash in a money market fund with a commercial bank. The Company has not experienced any losses on its cash and cash equivalents. One customer at December 31, 2005 and zero customers at December 31, 2004 represented more than 10% of the respective accounts receivable balances. There were no customers that individually represented more than 10% of net sales for the years ending December 31, 2005, 2004 and 2003, respectively.

Fair Value of Financial Instruments

        The Company believes that the carrying amount of accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying amount of the Company's variable-rate long-term debt approximates fair value because the borrowing rates are consistent with those currently available to the Company for loans of similar terms and maturity.

Revenue Recognition

        Revenues are recognized upon shipment of goods to customers, at which time, the price is fixed and determinable, collectibility is reasonably assured and title and risk of loss have transferred to the customer and all provisions agreed to in the arrangement necessary for customer acceptance have been fulfilled. Accruals for sales returns and other allowances are recorded as a reduction to revenue and are provided at the time of shipment based upon the Company's historical experience.

Customer Incentive Rebate Program

        The Company offers percentage rebates to distributors on specified products based on the actual resale prices to end customers, within preestablished parameters. Distributor incentive rebates are accrued by the Company at the time of the original sale to a distributor based upon historical rebate percentages as an offset to net sales. The accrued rebates are reduced principally through payments to the distributors after the sale by the distributor to the end customer.

Shipping and Handling Costs

        The Company accounts for shipping and handling costs in accordance with Emerging Issues Task Force (EITF) Issue 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10). In accordance with this guidance, the Company records shipping and handling costs billed to customers as a component of net sales with the associated costs included in distribution expenses. Shipping and handling costs were $10,328, $9,731, $9,949 for the years ended December 31, 2005, 2004 and 2003, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses on accounts receivable. The allowance is based on specific identification of probable losses and an estimate of additional losses based on historical write-off experience. Management reviews the allowance for doubtful accounts on a regular basis. Past due balances over 90 days and over a specified dollar amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to customers.

Inventories

        Inventories are stated at the lower of cost or market, with cost determined using a standard cost which approximates the first-in, first-out ("FIFO") method. Management regularly reviews inventory quantities on hand and records a reserve for excess and obsolete inventory based primarily on historical information and estimated forecasts of product demand and raw material requirements for the next twelve months.

Property, Plant and Equipment

        Property, plant and equipment are stated at acquired value. Expenditures for renewals and betterments, which extend the original estimated lives of the assets, are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in earnings. Depreciation charges are made on a straight-line basis over the estimated useful life of the assets as follows:

Buildings and improvements	10 to 25 years
Machinery and equipment	3 to 15 years
Furniture, fixtures, and office equipment	3 to 7 years

        The useful life for leasehold improvements is initially established as the lesser of (i) the useful life of the asset or (ii) the initial term of the lease excluding renewal option periods, unless it is reasonably assured that renewal options will be exercised based on the existence of a bargain renewal option or economic penalties. If the exercise of renewal options is reasonably assured due to the existence of bargain renewal options or economic penalties, such as the existence of significant leasehold improvements, the useful life of the leasehold improvements includes both the initial term and any renewal periods.

Intangible Assets

        Intangible assets consist of customer lists, trademarks and patents acquired in connection with the acquisition of the Company (Note 1). The fair value of each intangible asset was determined based on a combination of replacement cost, comparable purchase methodologies and discounted cash flows. The customer lists intangible asset is amortized over its economic useful life. The trademarks and patents intangible assets are amortized using the straight-line method, which approximates the economic consumption of the related asset.

Deferred Financing Costs

        Deferred financing costs incurred in connection with the Company's 2002 bank credit agreement were deferred and amortized using the straight-line method, which approximates the interest method, over the life of the related debt. As a result of the payoff of the Company's 2002 Debt Agreement, $2,166 of deferred financing costs were expensed as loss on extinguishment of debt and has been included in interest expense during the year ended December 31, 2003. Deferred financing costs of $972 associated with the Company's 2003 Debt Agreement (Note 8) were deferred and are being amortized using the straight-line method, over the life of the related debt due to the revolving nature of the Company's credit facility. Accumulated amortization as of December 31, 2005 and 2004 was $395 and $197, respectively.

Advertising Costs

        Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were $853, $1,029 and $870 for the years ended December 31, 2005, 2004 and 2003, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgments and available information; therefore, actual results could differ from those estimates.

Guarantees and Indemnifications

        In the ordinary course of business, the Company enters into agreements with customers that provide warranties to customers for one or more of the following: (i) the quality of the work provided and supplied by the Company; (ii) the performance of the work provided by the Company; and (iii) the Company's compliance with certain specifications and applicable laws and regulations in supplying the work to be performed. Liability under such warranties often is limited to a maximum amount or by the time period within which a claim must be asserted. The Company believes such warranty obligations are immaterial.

        In the ordinary course of business, the Company may enter into service agreements with service providers in which it agrees to indemnify the service provider against certain losses and liabilities arising from the service provider's performance under the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct, or acts in bad faith. At December 31, 2005 and 2004, the Company was not aware of any liability under such service agreements.

        The Company entered into indemnification agreements, pursuant to the sale of its Micarta, Uniwood and Franklin business units. The Company has estimated that the fair value of the potential obligation under the indemnification provisions of the purchase and sales agreements associated with these business units will not exceed $550. Appropriate provisions have been made in the financial statements for the fair value of this obligation as of and for the years ending December 31, 2005, 2004 and 2003.

Impairment of Long-lived Assets

        The Company assesses the valuation of its long lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long Lived Assets or Disposal of Long Lived Assets ("FAS 144"). Accordingly, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired because the carrying amount is lower than the future undiscounted cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed by sale of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

        The Company and its subsidiary are classified as partnerships for federal and state income tax purposes and generally are not subject to federal and state income taxes as all items of income, deduction and credit are allocated among the Company's members.

Accumulated Other Comprehensive Loss

        Accumulated other comprehensive loss, which is included in the statement of changes in members' equity and comprehensive loss, includes minimum pension liability adjustments.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R). SFAS 123(R) revises Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. SFAS 123(R) must be adopted by the Company for annual reporting periods beginning after December 15, 2005. The Company is in the process of evaluating the impact of the adoption of SFAS 123(R).

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4 ("SFAS 151"), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. This statement requires that abnormal expenses be recognized in the current period and that fixed production overhead be allocated to inventory based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact of SFAS 151. The Company does not believe that the adoption of SFAS 151 will have a significant effect of its financial statements.

        In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations, which clarifies that the term "conditional asset retirement obligation' as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial position or results from operations.

4.    Restatement

        The Company has restated its financial statements for the years ended December 31, 2004 and 2003 to correct the following errors:

  •
  To correct for errors in the allocation of the purchase price as of July 2002 and calculation of depreciation, amortization, gains and losses on sale of assets and impairment charge in 2003 and 2004. The Company did not originally obtain an appraisal of the fair value of the assets acquired but has subsequently received a third party valuation. The impact of the restatement was a decrease to member's equity of $1,381 at December 31, 2002 and a decrease to net income in 2003 and 2004 of $1,497 and $421, respectively.

  •
  To decrease accounts payable and increase net income in 2004 by $62 related to an error in recording accounts payable for an invoice related to a service agreement which covered period after December 31, 2004.

  •
  To increase net sales and distribution expenses by $2,189 and $1,784 in 2004 and 2003, respectively to reclassify revenue from shipping and handling to net sales which was previously netted against distribution expense.

  •
  To decrease 2004 cash flows from operations by $2,661, increase cash flows from investing activities by $2,361 and increase cash flows from financing activities by $300 to correct errors in the calculation of cash flows on sales of businesses.

  •
  To increase 2003 cash flows from operations and decrease cash flows from investing activities by $175 to separately disclose the operating and investing portions of the cash flows attributable to discontinued operations which had previously been reported on a combined basis.

  •
  To reflect borrowings and repayments on revolving credit line gross in the statement of cash flows which had previously been reflected on a net basis.

Nevamar Holdco, LLC and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

        A summary of the effects of the restatements on the 2004 and 2003 financial statements is as follows:

	2004		2003
	As Reported	As Restated	As Restated	As Restated
Balance Sheets
Property, plant and equipment, net	$30,208	$25,972	$34,798	$28,137
Assets held for sale	4,260	2,199	—	—
Intangible assets	—	1,906	—	2,667
Total assets	91,325	86,934	103,691	99,721
Accounts payable	8,050	7,988	—	—
Total current liabilities	21,320	21,258	—	—
Total liabilities	45,746	45,684	—	—
Members' equity
Class A units	39,053	34,892	38,035	34,218
Class B units	355	316	345	310
Class C units	1,245	1,116	1,212	1,094
Total members' equity	45,579	41,250	55,288	51,318
Total liabilities and members' equity	91,325	86,934	103,691	99,721
Statements of Operations
Net sales	215,032	217,221	238,900	240,684
Cost of products sold	172,556	175,871	191,313	192,207
Gross Profit	42,476	41,350	47,587	48,477
Distribution expenses	18,027	20,216	19,059	20,843
General and administrative expenses	12,569	12,965	20,223	20,639
Gains on sales of assets	(12,408)	(14,094)	(1,503)	(2,300)
Impairment of assets held for sale	2,218	552	—	—
Operating income (loss)	1,977	1,618	(4,480)	(4,993)
Income (loss) from continuing operations	497	138	(7,618)	(8,131)
Income from discontinued operations	—	—	12,011	11,027
Net income	497	138	4,393	2,896
Statement of Changes in Members' Equity
Spinout of Uniwood division and debt	—	—	30,844	29,752
Statements of Cash Flows
Depreciation expense	710	4,221	1,785	2,679
Amortization of intangible assets	—	459	—	416
Pension expense	901	813
Gain on sale of assets	(12,408)	(14,094)	(1,503)	(2,300)
Asset impairment	2,218	552	—	—
Change in
Accounts receivable	991	(542)	—	—
Inventory	9,030	7,763	—	—
Accounts payable	(2,226)	(2,228)	—	—
Accrued expenses	(2,681)	(2,651)	—	—
Cash provided by (used in) continuing operations	(3,959)	(6,620)	17,356	5,345
Cash provided by (used in) discontinued operations			(7,657)	4,529
Cash provided by (used in) operating activities	(3,959)	(6,620)	9,699	9,874
Proceeds from sale of Micarta business	(277)	689	—	—
Proceed from sale of Franklin business	24,457	23,559	—	—
Proceeds from sale of assets	978	2,459	1,827	2,169
Purchases of property plant and equipment	(11,728)	(10,916)	(8,774)	(9,116)
Purchase of equipment—discontinued operations	—	—	—	(175)
Cash provided by investing activities	13,430	15,791	15,181	15,006
Net issuance of note receivable	(300)	—	—	—
Principal payments on long-term borrowing	—	—	(8,261)	(12,413)
Repayments on revolving credit line	—	(8,136)	—	(23,244)
Borrowing on revolving credit line	—	17,578	—	36,007
Net borrowing on revolving credit line	9,442	—	8,611	—
Cash used in financing activities	(6,306)	(6,006)	—	—

5.    Inventories

        At December 31, 2005 and 2004, inventories consisted of the following:

	2005	2004
Raw materials	$15,254	$13,409
Repair materials and supplies	2,749	2,496
Work in progress	2,911	2,600
Finished goods	16,281	18,280

	37,195	36,785
Less: Reserves	(4,849)	(3,813)

	$32,346	$32,972

6.    Property, Plant and Equipment

        Property, plant and equipment consisted of the following at December 31, 2005 and 2004:

	2005	2004
		(Restated, Note 4)
Land and land improvements	$125	$204
Buildings and fixtures	4,360	3,092
Machinery and equipment	26,042	19,983
Construction in progress	167	6,222

	30,694	29,501
Less: Accumulated depreciation	(6,415)	(3,529)

Property, plant and equipment, net	$24,279	$25,972

7.    Intangible Assets

        Intangible assets consists of the following:

		December 31, 2005			December 31, 2004
	Weighted Average Amortization Period				(Restated, Note 4)
		Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Trademarks	10 years	$281	$98	$183	$281	$70	$211
Patents	3 years	520	520	—	520	434	86
Customer lists	15 years	2,144	793	1,351	2,144	535	1,609

		$2,945	$1,411	$1,534	$2,945	$1,039	$1,906

        Amortization expense (as restated) for the remaining years is as follows:

2006	$264
2007	243
2008	200
2009	178
2010	178
Thereafter	471

$1,534

8.    Debt

        Debt at December 31, 2005 and 2004 consisted of the following:

	2005	2004
2003 Revolver, maximum commitment of the lesser of $40,000 or the sum of 85% of eligible accounts receivable and 50% of eligible inventory, maturing December 31, 2008, bearing interest at prime plus 1.5% (8.75% as of December 31, 2005), or LIBOR plus 2.75% (7.14% at December 31, 2005); interest payable monthly or in cases of LIBOR loans, at the end of a selected one-, two-, three- or six- month period	$13,355	$23,015

        On December 8, 2003, the Company entered into a $45,000 Credit Agreement (the "2003 Credit Agreement") with a financial institution. The 2003 Credit Agreement consists of a $40,000 revolving line of credit (the "2003 Revolver") and a five-year term loan ("2003 Term Loan") for $5,000. The 2003 Credit Agreement also provides the Company with the ability to utilize the 2003 Revolver for the issuance of letters of credit not to exceed $5,000 at any given time. A letter of credit fee equal to 2.75% of all outstanding letters of credit is payable monthly. As of December 31, 2005, the Company had one outstanding letter of credit in the amount of $1,540 for the self-insured workers' compensation plan. At December 31, 2005 and 2004, there were no borrowings outstanding associated with the 2003 Term Loan. At December 31, 2005, the Company had approximately $12,000 in LIBOR based loans outstanding and approximately $1,355 of prime based loans outstanding. There were no LIBOR loans outstanding at December 31, 2004. As of December 31, 2005 and 2004, approximately $13,485 and $8,800 of additional borrowings were available under the 2003 Revolver, respectively. A commitment fee of 0.5% per annum on the amount of remaining availability is payable monthly. The 2003 credit Agreement is collateralized by substantially all of the Company's assets.

        The Company is required to comply with certain covenants which require the Company to maintain a minimum borrowing availability and to provide audited financial statements. Subsequent to year-end, the Company repaid all debt as a result of the sale of the Company (Note 19).

        All borrowings outstanding under the 2003 Credit Agreement are due on December 31, 2008.

        During 2005, the Company entered into a lockbox agreement with the lender which requires that all cash receipts be applied directly to the revolving credit agreement. In addition, the revolving credit agreement contains a subject acceleration clause. As a result of the lockbox and subjective acceleration clause the balance of revolving credit agreement has been classified as a current liability in 2005.

        The Company issued $25,000 in Senior Subordinated Notes (the "Notes") to IP in connection with the Company's acquisition of DPD. Interest on the Notes was payable in cash, or by the issuance of additional Notes in the aggregate principal amount equal to the interest then due at the option of the Company. During the period July 1, 2002 through December 31, 2002 and for the period January 1, 2003 through October 6, 2003, the Company settled $1,000 and $1,600 in interest expense through the issuance of additional notes. On October 6, 2003, in connection with the spin-out of Uniwood and the Company's debt facilities, including the Notes, the subordinated notes were repaid and the Company was relieved from having to repay the $2,600 of additional notes previously issued in 2002 and 2003 as paid in-kind interest. As a result, the Company has recorded $2,600 of debt forgiveness income as an offset to interest expense for the year ended December 31, 2003.

9.    Accrued Expenses

        Accrued liabilities consisted of the following at December 31:

	2005	2004
Accrued salaries and benefits	$5,911	$5,237
Accrued customer rebates	2,483	2,765
Accrued other	5,631	5,007

	$14,025	$13,009

10.    Operating Leases (As Lessee)

        Nevamar has various lease agreements for offices, distribution centers, and certain personal property. These obligations extend through 2012. Rent expense associated with these leases was $3,078, $3,036 and $3,585 for the years ended December 31, 2005, 2004 and 2003, respectively. Minimum future lease payments under noncancelable operating leases are as follows:

Years Ending December 31,
2006	$1,787
2007	1,378
2008	847
2009	507
2010	512
Thereafter	255

$5,286

11.    Restructuring and Other Charges

        In connection with the acquisition of DPD, the Company recorded certain reserves associated with the restructuring of the acquired business. The reserves were recorded as purchase accounting adjustments, and do not affect the operating results of the Company.

        The Company originally recorded $17,190 in reserves in 2002 related to the restructuring of the acquired DPD businesses, the issuance of certain involuntary severance benefits to terminated employees, and to close down certain DPD sites where the Company had a multiple market presence.

        The following is a summary of the reserve activity for the years ended December 31, 2005 and 2004:

	Severance Termination and Benefits	Facility Exit and Closure Costs	Relocation Costs	Total
Balance, December 31, 2003	$1,826	$268	$227	$2,321
Payments	(1,823)	(98)	(139)	(2,060)

Balance, December 31, 2004	3	170	88	261
Payments	(3)	(132)	—	(135)
Adjustments	—	(38)	(88)	(126)

Balance, December 31, 2005	$—	$—	$—	$—

        In 2003 and 2004, in connection with the consolidation of all HPL manufacturing activity to the Hampton, SC facility, the Company closed its Odenton manufacturing plant and recorded restructuring expenses of $702 and $6,792, respectively. The restructuring charges were in addition to the reserve noted above. These expenses include exit and closure costs and included the following:

	2004	2003
Severance costs	$2,115	$702
Moving and relocation costs	819	—
Write-off of certain machine parts	999	—
Other closure costs	2,859	—

	$6,792	$702

        In addition to the restructuring charges in 2004, the Company accelerated depreciation on certain assets that were no longer going to be used amounting to $1,985, which has been included in cost of sales.

        There were no accrued costs recorded under FASB 146, Accounting for Costs Associated with Exit or Disposal Activities, at December 31, 2005 and 2004.

        As of December 31, 2005 and 2004, the Company had properties held for sale of $1,794 and $2,199, respectively. The properties are land and a building in Waverly, VA which were sold in January 2005 for $450 and land and a building in Odenton, MD expected to be sold in 2006. In 2004, the Company assessed the fair value of asset held for sale recorded an impairment charge of $552 to reduce the carrying value estimated fair value.

12.    Postretirement Benefits

  Defined Benefit Plans

        On July 1, 2002, the Company established the Retirement Plan of Nevamar Company, LLC (the "Plan"), which is a noncontributory defined benefit pension plan. The Company established the Retirement Plan, as a result of the spin-off of the Company from IP. The Plan is intended to provide benefits, which mirror the benefits provided under the Retirement Plan of International Paper Company (the "IP Pension Plan") as of June 30, 2002. The Plan covers only employees covered under the collective bargaining agreements maintained and negotiated at facilities in Odenton, MD; Hampton, SC; Franklin, VA and Waverly, VA.

        All participants in the Plan immediately preceding the Effective Date were credited with service under the IP Pension Plan as of June 30, 2002 for the following purposes: eligibility to participate, vesting, benefit accrual and eligibility for early retirement and other subsidies. However, the benefit payable to each participant under the Plan was offset by the amount of benefit payable under the IP Pension Plan. For all other participants eligibility begins after the completion of age 21 and the completion of a year of service except for employees at the Company's Franklin location who were eligible immediately upon hire. Normal retirement age is 65. Benefits for each of the applicable locations are based on a formula, as defined in the Plan, and length of service. The Company's funding policy is to make the minimum annual contributions required by applicable regulations.

        During the years ended December 31, 2004 and 2003, the Company incurred curtailment and settlement expenses of $673, and $585, respectively. The 2003 expense incurred was the result of a settlement of pension obligations for employees of the Company's Waverly particle board facility and the discontinuation of future benefits for employees of the Odenton, MD and Hampton, SC plants. The 2004 curtailment and settlement expenses incurred were the result of the sale of the Franklin Particle Board business.

        The following financial disclosures present the defined benefit plan for qualified employees as of December 31:

Pension Benefits	2005	2004
Benefit obligation at December 31	$(3,546)	$(2,986)
Fair value of plan assets at December 31	1,932	1,575

Funded status	(1,614)	(1,411)
Minimum pension liability	(1,614)	(1,411)

Accrued liability	$(1,614)	$(1,411)

        Weighted average assumptions used to determine benefit obligations as of December 31, were:

	2005	2004
Discount rates	5.55%	5.75%
Expected return on assets	4.50%	4.50%
Rate of compensation increases	3.50%	3.50%

        Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, were:

	2005	2004	2003
Discount rates	5.75%	6.25%	6.75%
Expected return on assets	4.50%	4.50%	7.50%
Rate of compensation increases	3.50%	3.50%	3.50%

        The following financial disclosures present information about the costs of, contributions to and benefit payments by the Company's pension plan during the years ended December 31, 2005 and 2004:

	2005	2004	2003
Benefit cost	$(137)	$(228)	$(1,600)
Employer contributions	438	1,426	1,395
Plan curtailment and settlement charges	—	(673)	(585)
Benefits paid	(132)	(1,035)	(224)

        At December 31, 2005 all assets of the pension plan were invested in cash and cash equivalents. Benefit payments in 2004 include $968 associated with settlements paid in connection with the sale of the Company's Franklin facility.

        The investments of the Retirement Plan of Nevamar Company, LLC currently have preservation of capital as the primary goal. The goals of the fund will be reexamined annually, and this annual reassessment of the goals of the fund will lead to rebalancing of the portfolio as appropriate.

        To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for its investment portfolio—principally short-term cash and cash equivalents investments. This resulted in the selection of 4.5% long-term rate of return on assets assumption.

        The Company expects to contribute $556 to the Plan in 2006.

        Expected benefit payments for each of the next five fiscal years and in total for the subsequent five years:

Fiscal Year	Expected Benefit Payments
2006	$107
2007	131
2008	155
2009	179
2010	205
2011–2014	1,285

Defined Contribution Plans

        On January 1, 2003, the Company established the Nevamar Savings Plan for Union Employees (the "Union 401(k) Plan"). The Union 401(k) Plan is a defined contribution profit sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Union 401(k) Plan also includes a qualified cash or deferral arrangement within the meaning of Section 401(k) of the Code.

        Certain Participants in the Union 401(k) Plan who were active participants in the International Paper Company Hourly Savings Plan (the "IP Union 401(k) Plan") immediately prior to January 1, 2003, had their account balances under the IP Union 401(k) Plan 100% vested and were transferred to the Trust Fund under this Union 401(k) Plan. For purposes of determining the vested percentage of the Company Matching Account of participants in this plan who were active participants in the IP Union 401(k) Plan immediately prior to January 1, 2003, the plan credited such participants with service recognized under the IP Union 401(k) Plan for vesting purposes immediately prior to January 1, 2003.

Company contributions to the Union 401(k) Plan for the years ending December 31, 2005, 2004 and 2003 totaled $334, $395 and $270, respectively.

        Effective January 1, 2003, the Company established the Nevamar Savings and Retirement Plan (the "Non-Union 401(k) Plan"). The Non-Union 401(k) Plan is a defined contribution profit-sharing plan within the meaning of the Code. The plan also includes a qualified cash or deferral arrangement within the meaning of Section 401(k) of the Code.

        Certain participants in the Non-Union 401(k) Plan who were active participants in the International Paper Company Salaried Savings Plan (the "IP Non-Union Plan") immediately prior to January 1, 2003, had their account balances under the IP Non-Union Plan 100% vested and were transferred to the Trust Fund under this Non-Union 401(k) Plan. For purposes of determining the vested percentage of the Company Profit Sharing Account of Participants in this Non-Union 401(k) Plan who were active participants in the IP Non-Union Plan immediately prior to January 1, 2003, the Non-Union 401(k) Plan credited such participants with service recognized under the IP Non-Union Plan for vesting purposes immediately prior to January 1, 2003. Company contributions for the Non-Union 401(k) Plan for the years ending December 31, 2005, 2004 and 2003 totaled $563, $648 and $1,531, respectively.

13.    Commitments and Contingencies

        The Company is party to legal actions as a result of various claims arising in the normal course of business. The Company believes that the disposition of these matters will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

        The Company self insures for workers' compensation and health benefits provided to employees. Accruals are provided for estimated claims incurred but not reported and claims incurred but not paid which amounted to $1,819 and $1,449 at December 31, 2005 and 2004, respectively.

        The Company has had numerous workers' compensation cases filed against them with Westinghouse and International Paper also being charged related to asbestos claims originating prior to the acquisition of DDP in 2002. The cases relate to asbestos exposure, which asbestos has not been used in the manufacturing process since Westinghouse ownership in 1975. In 2005 and 2004, the Company settled eight cases and paid one-third of the workers' compensation settlement costs (amount of Company share of claims cost) amounting to $218, reserving the right to go back to IP for full reimbursement. In 2005, the Company entered into an agreement with International Paper which limits the Company's payment of asbestos related claims to 10% of any individual claim and total payments of $700,000. Based on prior history of claims payment experience, the Company's share of the payment of claims (10%) and an assessment of probability of payment an accrual in the amount of $225 has been recorded as of December 31, 2005 and 2004.

14.    Phantom Stock Plan

        On July 1, 2002, the Company established an Executive Unit Incentive Plan (the "Plan") for key members of management. Under the Plan phantom Class C units are awarded and entitle participants to payments if a liquidation event occurs, as defined in the Plan. In addition, if a participant's employment is terminated by the participant for good reason, as defined in the Plan, by death or by the Company for any reason other than cause, the Phantom units shall terminate and the participants shall be entitled to purchase Class C units for a price equal to the exercise price of each Phantom unit.

        The aggregate number of phantom units that may be granted under the Plan are 6.65 million. During 2005 and 2004, the Company issued approximately 1,075 and 1,000 units to certain qualified employees of the Company. Awards generally vest on a graded basis over four years; however, upon a change in control all unvested units immediately become vested. All unexercised awards terminate ten years from their grant date. As of December 31, 2005, there were 4,954,668 units vested and 1,696,875 units unvested. The Company accounts for the Plan under FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and FASB Interpretation No. 38, Determining the Measurement Date for Stock Options, Purchase Award Plans including Junior Stock, under which compensation cost is recognized when it is probable that a liquidation event will occur. As disclosed in Note 19 to the financial statements the Company sold all of its outstanding LLC units on February 28, 2006. As of December 31, 2005 the Company had not executed a definitive purchase and sale agreement therefore, management concluded that the liquidation was not probable and, no compensation expense was recorded for the year ended December 31, 2005. If employees elect to purchase the Class C units upon termination from employment, then compensation expense would be recognized for the difference between the fair value of a Class C units and its exercise price. As a result of the Company's spin-out of Uniwood and the Reorganization (discussed in Notes 2 and 15), the Company canceled all outstanding phantom units and reissued new phantom units with an adjusted exercise price equal to the fair value of the units after the Uniwood transaction. Compensation expense was recorded for the years ended December 31, 2004 and 2003 in the amount of $978 and $1,296, respectively, resulting from payments made to phantom unit holders based on the sale of substantial assets of the Company.

15.    Members' Equity

  Class A, B, C and Preferred Units

        As part of the financing for the acquisition discussed in Note 1, the Company issued Class A, B and C units for $1 per unit on July 1, 2002. Class A, B and C units represent portions of each members' capital contributions as determined on the date of their contributions. The Class A units represent units issued to the Holding Company's investment members. The Class B units represent units issued to the lending institution in connection with the 2002 debt financing discussed in Note 8. The Class C units represent units issued to certain management members. As of December 31, 2005 and 2004, 55,000,000 Class A units, 500,000 Class B units and 1,752,000 Class C units were authorized and outstanding, respectively. Class A, B and C members have substantially the same rights as defined in the Company's LLC Operating Agreement.

        As discussed in Note 2, the Company underwent a Reorganization in 2003. Effective with the Company's spin-off of Uniwood each member exchanged their respective Class A, B and C units in Nevamar Holdings, LLC for Class A, B, C and Preferred units in Nevamar Holdco, LLC (a newly formed parent entity) on a pro rata basis. Each of the preferred units have a redemption value of $1.00 and receives allocations of distributions and income in preference of the Class A, B and C unit holders as more fully described below. There are seven classes of preferred units, Class M, N, O, P, Q, R and S, all of which are owned pro rata by the former unit holders of Nevamar Company. All preferred units received in exchange for Class A, B and C units have been allocated to each member based on their respective ownership percentage prior to the spin-off of Uniwood.

  Distributions and Allocation of Profit and Losses

        Prior to the Reorganization, net profits and net losses were allocated to the members on a pro rata basis in accordance with their ownership of units. Distributions were made to members on a pro rata basis according to the number of Class A, B and C units owned by each member.

        Subsequent to the Reorganization, net income or net loss of the Company for each year shall be allocated to each Class A, B, or C unit holder so as to ensure that each unit holder's capital account is equal, after taking into account tax distributions for such fiscal period, to the aggregate distributions that each unit holder would be entitled to receive if all of the assets of the Company were sold for their net book value and the proceeds were distributed as of the end of such accounting period.

        Subsequent to the Reorganization, each preferred unit holder shall be entitled to receive, after the payment of all tax distributions, in preference to the holder of any and all other units, cumulative annual distributions on the preferred units in cash at the rate per annum of 5.00% on the Preferred Unit Contribution (as defined below), subject to proration for partial years on the basis of a 360-day year (the "Preferred Unit Percentage Distribution"). The term "Preferred Unit Contribution" shall mean $1.00 with respect to each Preferred Unit. No Preferred Unit Percentage Distribution will be made unless the Board of Managers so declares, and the Preferred Unit Percentage Distributions will accumulate commencing as of October 6, 2003 and shall be cumulative, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such distributions. The Preferred Units are carried at their liquidation value inclusive of any preferred distributions as of December 31, 2005. Preferred Unit Percentage Distributions paid on any class of Preferred units in an amount less than the total amount of Preferred Unit Percentage Distributions accrued at the time of payment shall be allocated pro rata among the holders of units of such class of Preferred Units. So long as any Preferred units are outstanding and the Preferred Unit Percentage Distributions have not been paid in full in cash no distribution shall be made (other than tax distributions) on any of the Class A, B or C Units.

        Before any distributions, other than tax distributions, shall be made to the holders of any other units, an amount in cash equal to the Preferred Unit Contribution plus any accrued but unpaid Preferred Unit Percentage Distributions (the "Preferred Unit Preference Amount") shall be paid pro rata to the holders of each Preferred unit in redemption of such Preferred unit, first to the holders of Class M Preferred units, second to the holders of the Class N Preferred units, third to the holders of the Class O Preferred units, fourth to the holders of the Class P Preferred units, fifth to the holders of the Class Q Preferred units, sixth to the holders of the Class R Preferred units and seventh to the holders of the Class S Preferred units. Following the payment in full of the Preferred Unit Preference Amount in respect of any Preferred unit, such Preferred unit shall be deemed to be redeemed and shall have no further rights (including rights to Distributions) in the Company.

        Notwithstanding the terms above, the Company shall (subject to any restrictions contained in the financing agreements discussed in Note 8) distribute to each member within 100 days after the year-end an amount equal to each member's estimated tax liability, as defined in the Agreement.

16.    Related Party Transactions

        As a result of the acquisition of DPD, the Company and IP entered into a one-year Transition Services Agreement (the "Transition Agreement") to provide certain payroll, computer systems and human resource support. The Company was required to pay a monthly fee of approximately $210 to IP for these services through July 1, 2003. Additional fees were also incurred based on facts and circumstance. For the year ended December 31, 2003, $1,336 was charged to operating expenses as a result of the Transition Agreement. The majority of the Transition Agreement expired on July 1, 2003.

        The Company transacts business from time to time with IP. For the years ended December 31, 2005, 2004 and 2003, the Company recorded purchases from IP of $1,602, $2,717 and $4,637, respectively.

        The Company also has an agreement with its majority investor for certain management support services. The Company is required to pay a quarterly fee of approximately $188 to its majority investor for these management services. For the years ended December 31, 2005, 2004 and 2003, $750 per year was charged to administrative expenses as a result of this management agreement.

17.    Discontinued Operations (Restated)

        As discussed in Note 2, the Company divested its Uniwood and Micarta businesses during the year ended December 31, 2003 with each divesture being accounted for as a discontinued operation in accordance with the provisions of SFAS 144. Accordingly, all revenues, and expenses associated with both the Uniwood and Micarta businesses have been included in discontinued operations in 2003. The long-lived assets of the Micarta division were previously recorded as assets held for sale as of the acquisition date of July 1, 2002 and as of December 31, 2002 and, therefore, no gain or loss was recorded upon the disposal. As described in Note 1, the Uniwood assets were spin-off to a newly formed subsidiary at carrying value and therefore no gain or loss was recorded.

        In 2003, net sales and income from discontinued operations were $64,757 and $11,027, respectively.

18.    Asset Sale (Restated)

        On May 28, 2004, the Company sold certain assets and liabilities of its Franklin Particleboard Business for $24,457 in cash. A gain of $14,144 was recognized from this transaction and is included within gains on sales of assets in the income statement, and was calculated as follows:

Sale price (net of expenses of $898)	$23,559
Fixed and intangible assets	(5,958)
Working capital	(3,457)

Gain on sale	$14,144

        In addition, if the Franklin Particleboard Business exceeds certain operating earnings between May 28, 2004 and December 31, 2006, the Company is entitled to receive a certain percentage of the excess. During fiscal 2005 the Company received $374 related to the contingent earnout for the period ended December 31, 2004. This amount has been included in gain on sale of assets in 2005. On May 28, 2004, the Company also entered into a three-year supplier agreement whereby the Franklin Particleboard Business will provide the Company with particleboard products manufactured at its Franklin facility. This agreement is subject to certain minimum volume requirements. Based on the cash flows from the supply agreement and the potential earnout from the sale, management has determined that the asset sale did not qualify for reporting as a discontinued operation under SFAS 144.

19.    Subsequent Event

        On February 28, 2006 all of the outstanding units of Nevamar Holdco, LLC were sold to an unrelated party for $75,000 in cash and $5,000 in a note.

PROSPECTUS

Panolam Industries International, Inc.

$151,000,000

10 3/4% Senior Subordinated Notes due 2013

Offer to Exchange

October 24, 2007

Dealer Prospectus Delivery Obligation

        Until December 3, 2007, all dealers affecting transactions in the new notes may be required to deliver a prospectus.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
TRADEMARKS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
Recent Developments
The 2005 Transactions
Acquisition of Nevamar
Organization Chart
Additional Information
The Exchange Offer
Terms of the New Notes
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
Risks Related to the Notes
Risks Relating to Our Business
THE 2005 TRANSACTIONS
THE ACQUISITION OF NEVAMAR COMPANY, LLC
THE EXCHANGE OFFER
NO CASH PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
Panolam Industries International, Inc. Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2006 (in thousands)
Panolam Industries International, Inc. Unaudited Pro Forma Consolidated Statement of Operations Six Months Ended June 30, 2006 (in thousands)
SELECTED HISTORICAL AND OTHER CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
PANOLAM INDUSTRIES INTERNATIONAL, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND 2005 (In thousands, except share data)
PANOLAM INDUSTRIES INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005, NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004 (In thousands)
PANOLAM INDUSTRIES INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005, AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004 (In thousands, except share data)
PANOLAM INDUSTRIES INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS YEAR ENDED DECEMBER 31, 2006, PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005, THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND THE YEAR ENDED DECEMBER 31, 2004 (In thousands)
PANOLAM INDUSTRIES INTERNATIONAL, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2006 (SUCCESSOR), PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005 (SUCCESSOR), NINE MONTHS ENDED SEPTEMBER 30, 2005 (PREDECESSOR) AND YEAR ENDED DECEMBER 31, 2004 (PREDECESSOR) (In thousands)
PANOLAM INDUSTRIES INTERNATIONAL, INC. Condensed Consolidated Balance Sheets (Amounts in thousands) (Unaudited)
PANOLAM INDUSTRIES INTERNATIONAL, INC. Condensed Consolidated Statements of Operations (Amounts in thousands) (Unaudited)
PANOLAM INDUSTRIES INTERNATIONAL, INC. Condensed Consolidated Statements of Cash Flows (Amounts in thousands) (Unaudited)
PANOLAM INDUSTRIES INTERNATIONAL, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands, except share data) (Unaudited)
Report of Independent Auditors
Nevamar Holdco, LLC and Subsidiary Consolidated Balance Sheets December 31, 2005 and 2004
Nevamar Holdco, LLC and Subsidiary Consolidated Statements of Operations Years Ended December 31, 2005, 2004 and 2003
Nevamar Holdco, LLC and Subsidiary Consolidated Statements of Changes in Members' Equity and Comprehensive Income (Loss) Years Ended December 31, 2005, 2004 and 2003
Nevamar Holdco, LLC and Subsidiary Consolidated Statements of Cash Flows Years Ended December 31, 2005, 2004 and 2003
Nevamar Holdco, LLC and Subsidiary Consolidated Statements of Cash Flows Years Ended December 31, 2005, 2004 and 2003
Dealer Prospectus Delivery Obligation